   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 27, 1999
                                                      REGISTRATION NO. 333-89163

================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-4

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                       FIDELITY NATIONAL FINANCIAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 6361                                86-0498599
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)               IDENTIFICATION NUMBER)

                                                          PETER T. SADOWSKI, ESQ.
      17911 VON KARMAN AVENUE, SUITE 300             17911 VON KARMAN AVENUE, SUITE 300
           IRVINE, CALIFORNIA 92614                       IRVINE, CALIFORNIA 92614
                (949) 622-5000                                 (949) 622-5000
 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE      (NAME, ADDRESS, INCLUDING ZIP CODE, AND
 NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S      TELEPHONE NUMBER, INCLUDING AREA CODE,
         PRINCIPAL EXECUTIVE OFFICES)                      OF AGENT FOR SERVICE)

                            ------------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

            C. CRAIG CARLSON, ESQ.                         AILEEN C. MEEHAN, ESQ.
           J. MICHAEL VAUGHN, ESQ.                          DEWEY BALLANTINE LLP
       STRADLING YOCCA CARLSON & RAUTH                  1301 AVENUE OF THE AMERICAS
          A PROFESSIONAL CORPORATION                      NEW YORK, NEW YORK 10019
           660 NEWPORT CENTER DRIVE                            (212) 259-8000
       NEWPORT BEACH, CALIFORNIA 92660
                (949) 725-4000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement is declared effective and all other conditions to the merger (the "Merger") of Chicago Title Corporation ("Chicago Title") with and into Fidelity National Financial, Inc. (the "Registrant") pursuant to the Agreement and Plan of Merger described in the enclosed joint proxy statement/prospectus have been satisfied or waived.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

================================================================================

FIDELITY LOGO                                                 CHICAGO TITLE LOGO

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT


     Fidelity National Financial, Inc. and Chicago Title Corporation have agreed to a merger in which Fidelity will acquire Chicago Title. This merger will combine two of the country's leading title insurance companies. In the merger, holders of Chicago Title common stock will receive for each share, at their election (subject to proration), cash, shares of Fidelity common stock or a combination of cash and shares of Fidelity common stock with an aggregate value of $52.00, subject to adjustment under certain circumstances. Fidelity shares are traded on the New York Stock Exchange under the symbol "FNF." On December 23, 1999, Fidelity's stock price was $13 15/16.


     After careful consideration, the boards of directors of Fidelity and Chicago Title have approved the merger agreement and have determined that the merger is in the best interests of their stockholders. Each board of directors recommends that stockholders vote "FOR" approval of the merger agreement.

     We cannot complete the merger unless we obtain the necessary government approvals and unless the stockholders of both of our companies approve it. We have each scheduled special meetings of our stockholders to consider and vote on the merger.


     You are cordially invited to attend your special meeting. Whether or not you plan to attend your stockholder meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. Chicago Title stockholders may also vote by telephone or the Internet, as described in this joint proxy statement/prospectus. If you date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote "FOR" the merger and, in the case of Fidelity stockholders, a related proposal described in this document. If you do not return your card or otherwise vote your shares, or if you do not instruct your broker how to vote any shares held for you in "street name," the effect will be the same as a vote against the merger.



     This joint proxy statement/prospectus gives you detailed information about the special meeting, the merger and related matters. We encourage you to read this entire document carefully. You can also obtain information about our companies from publicly available documents we have each filed with the Securities and Exchange Commission.



          /s/ William P. Foley, II                                    /s/ John Rau
            William P. Foley, II                                        John Rau
    Chairman and Chief Executive Officer                  President and Chief Executive Officer
      Fidelity National Financial, Inc.                         Chicago Title Corporation

     SEE "RISK FACTORS" BEGINNING ON PAGE 16 FOR A DESCRIPTION OF RISK FACTORS THAT SHOULD BE CONSIDERED BY STOCKHOLDERS WITH RESPECT TO THE MERGER.

     Neither the Securities and Exchange Commission nor any state securities regulator has approved the Fidelity common stock to be issued in the merger or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


 THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED DECEMBER          , 1999 AND IS


     FIRST BEING MAILED TO STOCKHOLDERS ON OR ABOUT JANUARY          , 2000

                       FIDELITY NATIONAL FINANCIAL, INC.
                       17911 VON KARMAN AVENUE, SUITE 300
                            IRVINE, CALIFORNIA 92614

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                         TO BE HELD ON FEBRUARY 9, 2000



     Notice is hereby given that a special meeting of stockholders of Fidelity National Financial, Inc. will be held on Wednesday, February 9, 2000, at 10:00 a.m., local time, at Fess Parker's Doubletree Resort, located at 633 East Cabrillo Boulevard, Santa Barbara, California 93103, to consider and vote upon the following proposals:


     1. To approve and adopt the Agreement and Plan of Merger, dated as of August 1, 1999, by and between Fidelity and Chicago Title Corporation and amended as of October 13, 1999, including the issuance of shares of Fidelity common stock in the merger of Chicago Title with and into Fidelity;

     2. To approve an amendment to Fidelity's Certificate of Incorporation to increase the number of shares of Fidelity's common stock authorized for issuance from 50,000,000 to 100,000,000;

and to transact such other business as may properly come before the special meeting.


     Only stockholders of record at the close of business on December 30, 1999 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof.


                                       By Order of the Board of Directors

                                       /s/ William P. Foley, II
                                       William P. Foley, II
                                       Chairman of the Board and
                                         Chief Executive Officer


December           , 1999

Irvine, California

     IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING, WHETHER OR NOT YOU PLAN TO ATTEND IN PERSON. ACCORDINGLY, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE SHARES REGISTERED IN YOUR NAME (AND, IF YOU HAVE A PROPER POWER OF ATTORNEY, SHARES REGISTERED IN A NOMINEE'S NAME) IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                           CHICAGO TITLE CORPORATION
                             171 NORTH CLARK STREET
                            CHICAGO, ILLINOIS 60601

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                        TO BE HELD ON FEBRUARY 11, 2000



     Notice is hereby given that a special meeting of stockholders of Chicago Title Corporation will be held on Friday, February 11, 2000, at 9:00 a.m., local time, at the Renaissance Chicago Hotel, One West Wacker Drive, Rhine Room -- 3rd Floor, Chicago, Illinois 60601, to vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 1, 1999, by and between Chicago Title and Fidelity National Financial, Inc., and amended as of October 13, 1999, and to transact such other business as may properly come before the special meeting.



     Only stockholders of record at the close of business on December 30, 1999 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof.


                                       By Order of the Board of Directors

                                       /s/ Paul T. Sands, Jr.
                                       Paul T. Sands, Jr.
                                       Executive Vice President, General
                                         Counsel and Secretary


December          , 1999

Chicago, Illinois


     IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING, WHETHER OR NOT YOU PLAN TO ATTEND IN PERSON. ACCORDINGLY, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY ALSO VOTE BY TELEPHONE OR THE INTERNET, AS DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE SHARES REGISTERED IN YOUR NAME (AND, IF YOU HAVE A PROPER POWER OF ATTORNEY, SHARES REGISTERED IN A NOMINEE'S NAME) IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Questions and Answers About the Merger......................    1
Cautionary Statement Regarding Forward-Looking Statements...    3
Summary.....................................................    4
  The Companies.............................................    4
  The Special Meetings......................................    4
  The Merger................................................    5
  Comparative Per Share Market Price Information............   12
  Selected Consolidated Financial Data......................   13
  Comparative Per Share Data................................   15
Risk Factors................................................   16
Unaudited Pro Forma Condensed Combined Financial
  Information...............................................   22
Market Price and Dividend Information.......................   28
The Fidelity Special Meeting................................   29
The Chicago Title Special Meeting...........................   32
The Merger..................................................   35
  General...................................................   35
  Merger Consideration......................................   35
  Background of the Merger..................................   40
  Fidelity Reasons for the Merger; Recommendation of the
     Fidelity Board of Directors............................   43
  Chicago Title Reasons for the Merger; Recommendation of
     the Chicago Title Board of Directors...................   44
  Opinion of Fidelity's Financial Advisor...................   46
  Opinion of Chicago Title's Financial Advisor..............   51
  Bank Financing............................................   58
  Certain U.S. Federal Income Tax Consequences of the
     Merger.................................................   60
  Required Regulatory Filings and Approvals.................   66
  Resale of Fidelity Common Stock...........................   68
  Management and Operations Following the Merger............   68
  Interests of Certain Persons in the Merger................   69
  Appraisal Rights..........................................   72
  Pending Litigation........................................   74
  Accounting Treatment......................................   74
The Merger Agreement........................................   75
  General...................................................   75
  Procedures for Election...................................   75
  Distributions with Respect to Unexchanged Shares;
     Transfers..............................................   76
  Corporate Governance......................................   77
  Representations and Warranties............................   77
  Concept of "Material Adverse Effect"......................   78
  Certain Covenants.........................................   78
  Conditions to the Merger..................................   84
  Termination...............................................   86

                                                              PAGE
                                                              ----
  Termination Fee Payable by Chicago Title..................   87
  Amendment and Waiver......................................   87
Amendment to Fidelity's Certificate of Incorporation........   88
Description of Fidelity Capital Stock.......................   89
Comparison of Rights of Chicago Title Stockholders and
  Fidelity Stockholders.....................................   93
Legal Matters...............................................   96
Experts.....................................................   96
Stockholder Proposals.......................................   96
Where You Can Find More Information.........................   98


APPENDIX A   --  Agreement and Plan of Merger, dated as of August 1, 1999, by and between Fidelity National Financial, Inc. and Chicago
                 Title Corporation and amended as of October 13, 1999
APPENDIX B   --  Fairness Opinion of Morgan Stanley & Co. Incorporated, dated
                 August 1, 1999
APPENDIX C   --  Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated, dated August 1, 1999
APPENDIX D   --  Section 262 of the Delaware General Corporation Law

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A: Fidelity is one of the largest underwriters of title insurance in the United
   States, with core strengths in the residential resale and refinance segments of the title insurance industry. Chicago Title is also one of the largest underwriters of title insurance in the United States, with core strengths in the commercial and industrial and residential purchase segments of the title insurance industry. The merger will combine our complementary strengths to create a larger and more diversified company that we believe will provide significant benefits to our stockholders and customers.

Q. WHAT AM I BEING ASKED TO VOTE ON?

A. Both the Fidelity and Chicago Title stockholders are being asked to approve the proposed merger of Fidelity and Chicago Title. As part of the merger proposal, Fidelity stockholders are also being asked to approve issuing Fidelity common stock in the merger and to approve an amendment to Fidelity's Certificate of Incorporation increasing the number of shares of Fidelity's common stock authorized for issuance from 50,000,000 to 100,000,000.

Q: WHAT DO I NEED TO DO NOW?


A: After you have carefully read this joint proxy statement/prospectus, indicate on your proxy card how you want to vote, and sign and mail it in the enclosed prepaid return envelope as soon as possible so that your shares may be represented and voted at the appropriate special meeting. If you sign and send the proxy card without indicating how you want to vote, we will count your proxy card as a vote in favor of the merger and, in the case of Fidelity stockholders, also in favor of the amendment proposal. Chicago Title stockholders may also vote by telephone or through the Internet. To vote by telephone or through the Internet, Chicago Title stockholders should follow the instructions contained in the enclosed proxy card or call Georgeson Shareholder Communications, Inc. at (800) 223-2064 to obtain more information. Votes cast by telephone or the Internet must be submitted prior to the Chicago Title special meeting in order to be counted. The boards of directors of Fidelity and Chicago Title recommend voting for the merger.


Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?


A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted on the proposed merger, which will have the same effect as voting against the proposed merger. The availability of telephone or Internet voting to Chicago Title stockholders whose shares are held in the name of a bank or broker will depend on the voting procedures of the bank or broker. If your shares are held in an account with a bank or broker participating in the ADP Investor Communication Services Program, you may choose to vote your shares via the Internet at the ADP Investor Communication Services voting website (www.proxyvote.com) or telephonically, following the instructions on your voting card.



Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD OR VOTED BY
   TELEPHONE OR THROUGH THE INTERNET?



A: Yes. There are several ways in which you may revoke your proxy and change your vote. First, you may send a written notice to the party to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may attend the Fidelity special meeting or the Chicago Title special meeting, as applicable, and vote in person. Simply attending the special meeting, however, will not revoke your proxy. If you are a Chicago Title stockholder and you voted by telephone or through the Internet, you can change your vote by any of these three methods or you can revote by following the instructions contained in your proxy card or provided by Georgeson Shareholder Communications, Inc. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.


Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. We will send Chicago Title stockholders separate written instructions for exchanging their share certificates approximately 25 days prior to when we expect the merger will be completed. Fidelity stockholders will keep their existing share certificates.

Q: WHAT WILL HAPPEN TO MY FUTURE DIVIDENDS?


A: We do not expect to make any changes in Fidelity's or Chicago Title's dividend policies before the merger. After the merger, Fidelity's quarterly dividend is expected to be $0.10 per common share.



            IF YOU WOULD LIKE ADDITIONAL COPIES OF THIS DOCUMENT, OR


        IF YOU HAVE QUESTIONS ABOUT THE MERGER, INCLUDING THE PROCEDURES


                    FOR VOTING YOUR SHARES, PLEASE CONTACT:



   IF YOU ARE A FIDELITY STOCKHOLDER:      IF YOU ARE A CHICAGO TITLE STOCKHOLDER:

        MACKENZIE PARTNERS, INC.            GEORGESON SHAREHOLDER COMMUNICATIONS,
            156 FIFTH AVENUE                                INC.
        NEW YORK, NEW YORK 10010                       17 STATE STREET
      PHONE NUMBER: (800) 322-2885                NEW YORK, NEW YORK 10004
                                                PHONE NUMBER: (800) 223-2064
                   OR
                                                             OR
    FIDELITY NATIONAL FINANCIAL, INC.
   17911 VON KARMAN AVENUE, SUITE 300             CHICAGO TITLE CORPORATION
        IRVINE, CALIFORNIA 92614                   171 NORTH CLARK STREET
      ATTENTION: PETER T. SADOWSKI                 CHICAGO, ILLINOIS 60601
      PHONE NUMBER: (949) 622-5000              ATTENTION: INVESTOR RELATIONS
                                                PHONE NUMBER: (888) 431-4288



     THIS DOCUMENT INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT FIDELITY AND CHICAGO TITLE FROM OTHER DOCUMENTS FILED WITH THE SEC. YOU MAY HAVE PREVIOUSLY BEEN SENT SOME OF THESE DOCUMENTS, WHICH ARE LISTED UNDER THE HEADING "WHERE YOU CAN FIND MORE INFORMATION," BUT YOU CAN OBTAIN ANY OF THEM FROM FIDELITY OR CHICAGO TITLE, AS APPROPRIATE, OR THE SEC. THE DOCUMENTS INCORPORATED BY REFERENCE ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO THE PERSONS IDENTIFIED ABOVE. IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM FIDELITY, PLEASE DO SO BY FEBRUARY 2, 2000 TO RECEIVE THEM BEFORE THE FIDELITY SPECIAL MEETING. IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM CHICAGO TITLE, PLEASE DO SO BY FEBRUARY 4, 2000 TO RECEIVE THEM BEFORE THE CHICAGO TITLE SPECIAL MEETING.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

     This joint proxy statement/prospectus contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of each of Fidelity and Chicago Title. These statements may be made directly in this document or may be "incorporated by reference" from other documents filed with the SEC by Fidelity or Chicago Title. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions in this joint proxy statement/prospectus or in documents incorporated by reference herein.

     These forward-looking statements are subject to numerous assumptions, risks and uncertainties, and the Private Securities Litigation Reform Act provides a "safe harbor" for these statements. Factors that may cause actual results to differ from those contemplated by the forward-looking statements include, among others, the following possibilities:

     - Competitive pressures in the title insurance industry may increase significantly.

     - Changes in the interest rate environment may affect the volume of real estate transactions and reduce our revenues.

     - General economic or business conditions, both domestic and foreign, may be less favorable than expected, resulting in, among other things, lower than expected revenues.

     - Costs or difficulties related to the integration of the businesses of Fidelity and Chicago Title may be greater than expected.

     - Legislative or regulatory changes may adversely affect the businesses in which Fidelity and Chicago Title are engaged.

     - Adverse changes may occur in the securities markets.

     Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this joint proxy statement/prospectus or, in the case of documents incorporated by reference, the date of such documents.

     All subsequent written and oral forward-looking statements attributable to Fidelity or Chicago Title or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Fidelity nor Chicago Title undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

                                    SUMMARY

     This summary highlights information from this joint proxy statement/prospectus. Because it is a summary, it does not contain all of the information that may be important to you. We urge you to read carefully the entire joint proxy statement/prospectus and the other documents to which this document refers to obtain a full understanding of the merger.

                                 THE COMPANIES

Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 300
Irvine, California 92614
(949) 622-5000

     Fidelity, through its principal subsidiaries, is one of the nation's largest title insurance underwriters, engaged in the business of issuing title insurance policies and providing diversified real estate services such as escrow, collection and trust activities, real estate information and technology services, trustee sale guarantees, credit reporting, attorney services, flood zone certification, tax monitoring, home warranty insurance, reconveyances, recordings, foreclosure publishing and posting services and exchange intermediary services in connection with real estate transactions. Fidelity is licensed in 49 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. Fidelity also originates, funds, purchases, sells, securitizes and services equipment leases for a broad range of businesses through its wholly-owned subsidiary, FNF Capital, Inc.

Chicago Title Corporation
171 North Clark Street
Chicago, Illinois 60601
(888) 431-4288


     Chicago Title, through its principal subsidiaries, is one of the nation's largest providers of title insurance and real estate-related services for residential and commercial real estate transactions. One of the pioneers of the title insurance industry over a century ago, Chicago Title currently has more than 340 offices and approximately 4,100 agents in 49 states, Puerto Rico, the U.S. Virgin Islands, Guam, and Canada. Chicago Title also offers escrow and closing services and other information management-based real estate-related services, including flood zone certification, credit information reporting, real estate property evaluation services, property appraisal services, property inspection, preservation and maintenance services, foreclosure and reconveyance services, and mortgage services in the residential mortgage business.


                              THE SPECIAL MEETINGS


     The Fidelity special meeting will be held on Wednesday, February 9, 2000 at 10:00 a.m., local time, at Fess Parker's Doubletree Resort, located at 633 East Cabrillo Boulevard, Santa Barbara, California 93103. At the Fidelity special meeting, Fidelity common stockholders will be asked to approve and adopt the merger agreement, including the issuance of shares of Fidelity common stock in the merger. Fidelity stockholders also will be asked to approve an amendment of Fidelity's Certificate of Incorporation to increase the authorized number of shares of common stock from 50,000,000 to 100,000,000.



     The Chicago Title special meeting will be held on Friday, February 11, 2000 at 9:00 a.m., local time, at the Renaissance Chicago Hotel, One West Wacker Drive, Rhine Room -- 3rd Floor, Chicago, Illinois 60601. At the Chicago Title special meeting, Chicago Title common stockholders will be asked to approve and adopt the merger agreement.



Record Date; Vote Required (Pages 29 and 33)



     You are entitled to vote at your stockholders' special meeting if you owned shares at the close of business on December 30, 1999, which is the record date for the special meetings. On December 23, 1999, there were 27,378,767 shares of Fidelity common stock and 21,898,070 shares of Chicago Title common stock issued and outstanding and entitled to vote. You can cast one vote for each share of Fidelity common stock or Chicago Title common stock that you owned on the record date.


     Approval by Fidelity stockholders of the merger agreement and the issuance of shares of Fidelity common stock in the merger, and the increase in Fidelity's authorized number of shares of common stock from 50,000,000 to 100,000,000, requires the affirmative vote of more than 50% of the shares of Fidelity common stock outstanding on the record date.

     Approval by Chicago Title stockholders of the merger agreement requires the affirmative vote of holders of at least 75% of the shares of Chicago Title common stock outstanding on the record date.


Recommendations to Stockholders (Pages 43 and 44)



     Fidelity's board of directors believes that the merger is fair to Fidelity and to you as a Fidelity stockholder and in your best interests, and unanimously recommends that you vote "FOR" the proposal to approve the merger agreement, including the issuance of shares of Fidelity common stock in the merger, and "FOR" the proposal to approve the increase in Fidelity's authorized number of shares of common stock.



     Chicago Title's board of directors believes that the merger is fair to Chicago Title and to you as a Chicago Title stockholder and in your best interests, and unanimously recommends that you vote "FOR" the proposal to approve and adopt the merger agreement.


                                   THE MERGER

     We have attached the merger agreement to this document as Appendix A. Please read the merger agreement. It is the legal document that governs the transaction.


General (Page 35)


     We propose a merger in which Chicago Title will merge with and into Fidelity, with Fidelity being the surviving corporation. Chicago Title's stockholders will own approximately 50.1% of the combined company and Fidelity's stockholders will own the remainder. At the completion of the merger, the Fidelity board of directors will be expanded to twelve directors, and four members of the Chicago Title board of directors, designated by Chicago Title and reasonably acceptable to Fidelity, will become directors of Fidelity. We hope to complete the merger by the first quarter of 2000.


What You Will Receive (Page 35)


     If you are a Chicago Title stockholder, your Chicago Title shares will be converted into the right to receive merger consideration, consisting of cash, shares of Fidelity common stock or a combination of cash and shares, having a value of $52.00 per share of Chicago Title common stock, except in certain circumstances which we describe below. Each Chicago Title stockholder will be permitted to indicate its preference as to the number of shares of Chicago Title common stock which it would like to have converted into cash and the number of shares which it would like to be converted into shares of Fidelity common stock. A number of factors may affect the extent to which Chicago Title stockholders will receive Fidelity common stock and/or cash in amounts that are consistent with their elections, including the elections of all other Chicago Title stockholders and, as we describe below, Fidelity's right to choose whether to pay a portion of the merger consideration in cash, shares of Fidelity common stock, or a combination of cash and shares.

     General. The total number of shares of Fidelity common stock to be issued in the merger and the total amount of cash to be paid in the merger will not be determined until the time of the merger. Initially, an allocation of the merger consideration between shares of Fidelity common stock and cash to be issued in respect of one share of Chicago Title common stock will be made, as follows:


     - The Stock Portion -- a number of shares of Fidelity common stock equal to an exchange ratio, calculated so that the holders of Chicago Title common stock (excluding dissenting shares and shares held by Fidelity or Chicago Title) will receive shares representing 50.1% of the outstanding shares of Fidelity common stock. Based on the number of shares of Fidelity common stock and Chicago Title common stock outstanding on December 23, 1999, the exchange ratio was 1.2553 on such date. As of December 23, 1999, 27,378,767 shares of Fidelity common stock and 21,898,070 shares of Chicago Title common stock were outstanding.


     - The Cash Portion -- the lesser of (x) $26.00 or (y) $52.00 reduced by the value of the stock portion, based on the average value of a share of Fidelity common stock during the 30 trading-day period ending two days before the merger. Whenever we refer to the "average Fidelity share price" in this document, we mean this 30 trading-day average.

     - Additional Merger Consideration. If the sum of the cash portion and the value of the stock portion is less than $52.00, then Fidelity will be required to add an additional amount of merger consideration to make up the difference so that the total value of the merger consideration is $52.00, except in certain circumstances which we describe below. This additional amount of merger consideration may be paid, at Fidelity's option, in cash, in additional shares of Fidelity common stock valued at the average Fidelity share price or in a combination of cash and shares.


     The following table illustrates the application of the above formula and the allocation of the merger consideration per Chicago Title share at various average Fidelity share prices, and assumes Fidelity does not exercise any right it may have to pay merger consideration having a value of less than $52.00 per share, which we describe below. It is based on the number of shares of Fidelity common stock and Chicago Title common stock outstanding as of December 23, 1999, assumes that no shares of Chicago Title common stock are held by Fidelity and no stockholders of Chicago Title exercise their appraisal rights and does not consider the effect of the repurchase of shares of Chicago Title common stock by Chicago Title which may be made pursuant to the merger agreement. This table illustrates only the general allocation of the merger consideration on a per Chicago Title share basis; it does not reflect the actual amounts of cash and stock that will be received by any individual stockholder, which will be determined based on the stockholder's elections (subject to proration) as to the number of shares that it would like to have converted into cash and/or the number of shares that it would like to have converted into stock.



                                                  ADDITIONAL MERGER
                                                  CONSIDERATION TO
                                                   BE PAID IN CASH     TOTAL VALUE
AVERAGE FIDELITY     VALUE OF        VALUE OF          AND/OR           OF MERGER
  SHARE PRICE      STOCK PORTION   CASH PORTION   FIDELITY SHARES*    CONSIDERATION
----------------   -------------   ------------   -----------------   -------------
     $10.00           $12.55          $26.00           $13.45            $52.00
      11.00            13.81           26.00            12.19             52.00
      12.00            15.06           26.00            10.94             52.00
      13.00            16.32           26.00             9.68             52.00
      14.00            17.57           26.00             8.43             52.00
      15.00            18.83           26.00             7.17             52.00
      16.00            20.08           26.00             5.92             52.00
      17.00            21.34           26.00             4.66             52.00
      18.00            22.60           26.00             3.40             52.00
      19.00            23.85           26.00             2.15             52.00
      20.00            25.11           26.00             0.89             52.00
      21.00            26.36           25.64               --             52.00
      22.00            27.62           24.38               --             52.00
      23.00            28.87           23.13               --             52.00
      24.00            30.13           21.87               --             52.00


---------------


* At average Fidelity share prices below $15.00, assumes Fidelity does not elect to pay a reduced amount of additional merger consideration.


     Reduced Merger Consideration. If the average Fidelity share price is less than $15.00, then Fidelity is permitted to elect either to pay additional merger consideration to ensure that the total value of the merger consideration is $52.00 per Chicago Title share, or to pay a reduced amount of additional merger consideration equal to the lesser of:

     - the sum of (a) one-half of the amount of additional merger consideration Fidelity would be required to pay if the average Fidelity share price were $15.00 plus (b) the average Fidelity share price multiplied by a fraction, (x) the numerator of which is one-half of the amount of additional merger consideration Fidelity would be required to pay if the average Fidelity share price were $15.00 and (y) the denominator of which is $15.00, or

     - the average Fidelity share price multiplied by a fraction, (x) the numerator of which is the amount of additional merger consid-eration Fidelity would be required to pay if the average Fidelity share price were $15.00 and (y) the denominator of which is $13.00.

     This reduced amount of additional merger consideration may be paid, at Fidelity's option, in cash, additional shares of Fidelity common stock (valued at the average Fidelity share price), or a combination of cash and shares.


     Using the same assumptions as in the preceding table, the following table illustrates the total value of the merger consideration which would be payable at various average Fidelity share prices below $15.00, if Fidelity chose to pay merger consideration having a value of less than $52.00:



                                                       REDUCED
                                                  ADDITIONAL MERGER
                                                  CONSIDERATION TO
                                                   BE PAID IN CASH     TOTAL VALUE
AVERAGE FIDELITY     VALUE OF        VALUE OF          AND/OR           OF MERGER
  SHARE PRICE      STOCK PORTION   CASH PORTION    FIDELITY SHARES    CONSIDERATION
----------------   -------------   ------------   -----------------   -------------
     $10.00           $12.55          $26.00            $5.52            $44.07
      11.00            13.81           26.00             6.07             45.88
      12.00            15.06           26.00             6.45             47.51
      13.00            16.32           26.00             6.69             49.01
      14.00            17.57           26.00             6.93             50.50
      15.00            18.83           26.00             7.17             52.00


     If Fidelity elects to pay the reduced amount of additional merger consideration, Chicago Title will have the right to terminate the merger agreement. A determination as to whether or not to terminate the merger agreement would be made by Chicago Title's board of directors and would not be submitted for approval by the Chicago Title stockholders.

     Additional Tax Adjustments. Once the amount of the merger consideration and the general allocation of the stock and cash portions of the merger consideration are determined, the parties will determine the total number of shares of Fidelity common stock to be issued as merger consideration and the total amount of cash to be paid as merger consideration, taking into account two additional adjustments. First, the total amount of shares of Fidelity common stock included in the merger consideration will be increased (and the total amount of cash decreased), if necessary, to satisfy certain conditions to the merger designed to preserve the tax-free nature of the 1998 spin-off of Chicago Title from Alleghany Corporation and the related spin-off of Alleghany Asset Management, Inc. from Chicago Title and Trust Company, a subsidiary of Chicago Title. Then, the total amount of shares of Fidelity common stock included in the merger consideration will be increased (and the total amount of cash decreased), if necessary, to ensure that the value of the stock portion of the merger consideration, based on the actual price of Fidelity common stock on the day of the merger, is at least equal to 40% of the total value of the merger consideration.

     If you are a Fidelity stockholder, each of your shares of Fidelity common stock will remain issued and outstanding. However, you will own shares of a larger, more diversified company.


     Share repurchase. Pursuant to the merger agreement, Chicago Title also intends, subject to applicable legal and contractual restraints, to offer to repurchase up to approximately 790,000 outstanding shares of Chicago Title common stock held by Chicago Title's officers, directors and employees, at a cash purchase price equal to the merger consideration paid to Chicago Title stockholders in the merger. The maximum aggregate cost of the repurchase to Chicago Title would be $41.1 million, if all 790,000 shares are tendered and if the merger consideration is $52.00 per Chicago Title share. Chicago Title anticipates that any such repurchases would be made immediately prior to, and contingent upon, the merger.



When Chicago Title Stockholders Will Elect the Form of Payment (Page 75)


     Approximately 25 days prior to the anticipated merger completion date, we will mail an election form and other transmittal materials to the Chicago Title stockholders. If you are a Chicago Title stockholder, you must complete the letter of transmittal and election form to elect whether you prefer to receive cash, Fidelity shares or a combination of cash and Fidelity shares in the merger. The fully completed election form, together with your certificates representing outstanding Chicago Title shares, must be returned to Harris Bank, the exchange agent for the merger, before the time of the merger. If you do not make an election by the election deadline, you will not be entitled to elect from among the alternative forms of payment and will receive cash if there is an oversubscription for Fidelity common shares, Fidelity common shares if there is an oversubscription for cash, or both cash and shares if there is no oversubscription.


Opinions of Financial Advisors (Pages 46 and 51)


     Morgan Stanley & Co. Incorporated, which has served as Fidelity's financial advisor in connection with the merger, has delivered its written opinion dated August 1, 1999 to the Fidelity board of directors that as of such date the merger consideration to be paid by Fidelity pursuant to the merger agreement was fair from a financial point of view to Fidelity. A copy of the opinion delivered by Morgan Stanley is attached to this document as Appendix B. You should read the opinion in its entirety to understand the assumptions made, matters considered and limitations on the review undertaken by Morgan Stanley in providing this opinion.

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, which has served as Chicago Title's financial advisor in connection with the merger, has delivered its written opinion dated August 1, 1999 to the Chicago Title board of directors that, as of such date and based on the assumptions made, matters considered and limits of review stated therein, the merger consideration was fair from a financial point of view to the holders of Chicago Title common stock (other than Fidelity and its affiliates). A copy of the opinion delivered by Merrill Lynch is attached to this document as Appendix C. You should read this opinion in its entirety to understand the assumptions made, matters considered and limitations on the review undertaken by Merrill Lynch in providing its opinion.


Certain U.S. Federal Income Tax Consequences of the Merger (Page 60)


     Since the merger is expected to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, neither Fidelity nor Chicago Title will recognize any gain or loss as a result of the merger. The tax consequences of the merger to a Chicago Title stockholder will vary depending upon the nature of the consideration received by such stockholder in the merger. A Chicago Title stockholder who receives solely shares of Fidelity common stock in the merger will not recognize any gain or loss, except for any gain or loss attributable to cash received in lieu of fractional shares. A Chicago Title stockholder who receives a combination of Fidelity common stock and cash in the merger will not recognize loss, but will recognize gain generally equal to the lesser of (1) the cash received or (2) the excess of the sum of the fair market value of the Fidelity common stock and the amount of cash received over such stockholder's adjusted tax basis in the shares of Chicago Title common stock surrendered in the merger. A Chicago Title stockholder who receives solely cash in the merger generally will be required to recognize gain, and should be permitted to recognize loss, equal to the difference between the amount of cash received by such stockholder and such stockholder's adjusted tax basis in the shares of Chicago Title common stock surrendered in the merger. Under certain circumstances, the gain recognized by a Chicago Title stockholder may be treated as a dividend and thus as ordinary income, rather than capital gain.

     TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO EACH CHICAGO TITLE STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER'S PARTICULAR FACTS AND CIRCUMSTANCES. CHICAGO TITLE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO UNDERSTAND FULLY THE TAX CONSEQUENCES TO THEM OF THE MERGER.


Interests of Certain Persons in the Merger (Page 69)


     Stockholders should note that some of Chicago Title's directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Chicago Title stockholders generally.

Financing (Page 58)



     Fidelity has obtained a commitment letter from Bank of America, N.A. for financing the cash portion of the merger consideration to be paid by Fidelity in the merger. Bank of America, individually and as administrative agent for a syndicate of lenders to be arranged, has committed to make available $800.0 million of senior credit facilities consisting of a $450.0 million term loan facility, a $250.0 million revolving credit facility and a $100.0 million 18-month interim revolving credit facility. Fidelity expects to borrow approximately $584.7 million under the new senior credit facilities to pay the cash portion of the merger consideration. A portion of the new senior credit facilities will be used to refinance existing indebtedness.



Regulatory Approvals Required for the Merger (Page 66)



     The Hart-Scott-Rodino Antitrust Improvements Act of 1976 requires us to furnish certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and requires a specified waiting period to expire or be terminated before the merger can be completed. Even after the waiting period expires or terminates, the Antitrust Division of the Department of Justice and the Federal Trade Commission will have the authority to challenge the merger on antitrust grounds before or after the merger is completed. Fidelity and Chicago Title filed the antitrust notification and report forms on August 13, 1999. On September 10, 1999, the Federal Trade Commission requested information to assist its analysis of the transaction under the federal antitrust laws. Fidelity and Chicago Title are in the process of providing the required information to the Federal Trade Commission. As of the date of this document, the required waiting period has not expired or been terminated.



     The merger is also subject to the receipt of certain approvals from various state insurance regulatory authorities and other governmental agencies and the expiration of specified waiting periods. Fidelity and Chicago Title have made all such applicable filings.


Share Ownership of Management and Directors


     On December 10, 1999, directors and executive officers of Fidelity and their affiliates held and were entitled to vote 4,522,787 shares of Fidelity common stock, or approximately 16.5% of the shares of Fidelity common stock outstanding on December 23, 1999.



     On December 23, 1999, directors and executive officers of Chicago Title and their affiliates held and were entitled to vote 2,020,838 shares of Chicago Title common stock, or approximately 9.0% of the shares of Chicago Title common stock outstanding on December 23, 1999.


     Each of Allan P. Kirby, Jr., a director and stockholder of Chicago Title, and F. M. Kirby, a stockholder of Chicago Title, have agreed, for a period ending upon the earlier of the merger or the termination of the merger agreement, to vote all shares of Chicago Title common stock over which he exercises voting power in a non-fiduciary capacity in favor of the approval and adoption of the merger agreement and the transactions contemplated thereby, with the exception, in the case of Allan P. Kirby, Jr., of those shares for which he held a power of attorney. The agreements will terminate in the event that the merger agreement is amended so that the terms thereof, in the reasonable judgment of Allan P. Kirby, Jr., or F. M. Kirby, as the case may be, are less favorable to the stockholders of Chicago Title.


Appraisal Rights for Dissenting Stockholders (Page 72)


     If you are a Chicago Title stockholder, Delaware law permits you to dissent from the merger. If you dissent, the fair value of your Chicago Title stock may be determined by a court and paid to you in cash. To do this, you must follow certain procedures, including giving Chicago Title certain notices and not voting your shares in favor of the merger. You will not receive any stock in Fidelity if you dissent and follow all of the required procedures. Instead, you will only receive the value of your shares as determined by a court. The value of your shares as determined by the court may be more or less than the value of the merger consideration. The relevant sections of Delaware law governing this process are attached to this document as Appendix D.

Conditions to Completion of the Merger (Page 84)


     The completion of the merger depends on the satisfaction or waiver of a number of conditions, including the following:

     1. approval of the merger and the amendment to Fidelity's Certificate of Incorporation to increase the number of shares of common stock authorized for issuance from 50,000,000 to 100,000,000 by the holders of more than 50% of the shares of Fidelity common stock;

     2. approval of the merger by the holders of at least 75% of the shares of Chicago Title common stock;

     3. approval of the merger by certain federal and state regulatory authorities and the expiration of applicable waiting periods;

     4. the absence of any legal restraint blocking the merger;

     5. receipt of legal opinions to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code;


     6. receipt of a legal opinion or an Internal Revenue Service ruling to the effect that the merger will not adversely affect the prior tax-free treatment of either the spin-off of Chicago Title to stockholders of Alleghany Corporation or the spin-off of Alleghany Asset Management, Inc., by Chicago Title and Trust Company to Alleghany immediately prior to the spin-off of Chicago Title; and


     7. the absence of a material adverse effect on Fidelity or Chicago Title from March 31, 1999 until the time of the merger, other than effects caused by, among other things, changes in general economic, securities markets or title insurance industry conditions, interest rate levels, or certain legal proceedings.


Chicago Title Stock Options (Page 71)


     When we complete the merger, each unexercised stock option to buy Chicago Title common stock outstanding under Chicago Title's stock option plans will become an option to purchase Fidelity common stock. The number of shares of Fidelity common stock subject to each new option, as well as the exercise price of each new option, will be adjusted to reflect the applicable terms of the merger.


Accounting Treatment (Page 74)


     The merger will be accounted for as a "purchase" in accordance with generally accepted accounting principles, which means that the assets and liabilities of Chicago Title will be recorded on the books of Fidelity at their fair values, with the excess, if any, allocated to goodwill.


Termination of the Merger Agreement (Page 86)


     We may agree in writing to terminate the merger agreement at any time without completing the merger, even after the stockholders of both our companies have approved it.

     In addition, either company can terminate the merger agreement at any time if:

     1. the merger has not been completed by March 31, 2000, which either of us can extend to June 30, 2000 if either (x) all regulatory approvals have not been obtained or the waiting period under the Hart-Scott-Rodino Act has not expired or been terminated, or (y) an IRS ruling regarding the effect of the merger on the prior spin-offs of Chicago Title and Alleghany Asset Management has been applied for and is pending;

     2. the Chicago Title stockholders or the Fidelity stockholders do not give the required approvals;

     3. the other company breaches or fails to perform any representation, warranty, covenant or agreement set forth in the merger agreement in a manner which would cause conditions to the merger not to be satisfied, and such breach or failure to perform either cannot be cured or is not cured within a period of ten days after written notice; or

     4. any legal restriction permanently restraining, enjoining or otherwise prohibiting completion of the merger has become final and non-appealable.

     Chicago Title may also terminate the merger at any time before the merger is approved by the Chicago Title stockholders if its board of directors has determined that an alternative transaction with a third party is superior to the merger and that Chicago Title should enter into an agreement relating to that transaction. However, Chicago Title must give Fidelity three business days to match the third party's offer before Chicago Title can terminate the merger agreement. Chicago Title may also terminate the merger agreement if the average Fidelity share price falls below $15.00 and Fidelity chooses to pay reduced additional merger consideration so that the total value of the merger consideration is less than $52.00 per share of Chicago Title common stock. Fidelity may terminate the merger agreement if Chicago Title's board of directors fails to make, withdraws or adversely modifies its recommendation of the merger agreement or if Chicago Title's board of directors recommends any other acquisition proposal to the stockholders of Chicago Title.


Termination Fee (Page 87)


     Chicago Title could become obligated to pay Fidelity a termination fee of $34.1 million if:

     - Chicago Title terminates the merger agreement because the Chicago Title board of directors has determined that an alternative transaction with a third party is superior to the merger and that Chicago Title should enter into an agreement relating to that transaction;


     - either Fidelity or Chicago Title terminates the merger agreement after the failure to obtain the required approval of the merger by the Chicago Title stockholders and if an acquisition proposal by a third party was communicated to the Chicago Title board of directors prior to the Chicago Title special meeting, Chicago Title agrees to a business combination with another party within 12 months of terminating the merger agreement and the business combination is consummated; or


     - Fidelity terminates the merger agreement following the modification or withdrawal by the Chicago Title board of directors of its recommendation in favor of the merger in a manner materially adverse to Fidelity, following the Chicago Title board's failure to make such a recommendation or following the Chicago Title board's recommendation to the Chicago Title stockholders in favor of another acquisition proposal, except that the termination fee is not payable if, at the time of any modification or withdrawal, or failure to make, this recommendation, Fidelity has breached or failed to perform any representation, warranty, covenant or agreement set forth in the merger agreement in a manner which would permit Chicago Title to terminate the agreement or would have a material adverse effect on Fidelity, and the breach or failure is not sufficiently cured within a period of ten days after written notice.


Comparison of Rights of Chicago Title Stockholders and Fidelity Stockholders (Page 93)


     The rights of Chicago Title's stockholders are currently governed by Chicago Title's Certificate of Incorporation and By-laws, whereas the rights of Fidelity stockholders are governed by Fidelity's Certificate of Incorporation and By-laws. Upon the completion of the merger, Chicago Title stockholders will become stockholders of Fidelity, and therefore their rights will be governed by Fidelity's Certificate of Incorporation and By-laws. As a result of these different Certificates of Incorporation and By-laws, Chicago Title stockholders will have different rights as holders of Fidelity common stock than they currently have as holders of Chicago Title common stock.

                 COMPARATIVE PER SHARE MARKET PRICE INFORMATION


     The following table sets forth the closing prices per share of Fidelity common stock and Chicago Title common stock on the NYSE on July 29, 1999, and December 23, 1999. July 29, 1999 was the last trading day before we announced that we were holding discussions on a possible merger. December 23, 1999 was the last practicable trading day for which information was available prior to the date of this joint proxy statement/prospectus. The information presented in the table below also includes the "equivalent stock price" of shares of Chicago Title common stock on these dates. The "equivalent stock price" of shares of Chicago Title common stock represents the equivalent value of the shares of Fidelity common stock which would be received by the holder of one share of Chicago Title common stock who elects to receive, and actually receives, only shares of Fidelity common stock in the merger. This equivalent value is determined by multiplying the closing prices per share for Fidelity common stock on the NYSE on July 29, 1999, and December 23, 1999, by exchange ratios of
2.7055 and 3.5398, respectively. The exchange ratios were determined by dividing $52.00 by the average price for Fidelity common stock during the 30 trading-day periods ended two days before July 29, 1999 and December 23, 1999, respectively. These average prices are $19.22 and $14.69, respectively. The equivalent value calculated for December 23, 1999 assumes that Fidelity will elect to pay merger consideration of $52.00 per Chicago Title share in the merger even though the average price for the Fidelity common stock for the 30 trading day period ended December 21, 1999 was less than $15.00. See "The Merger -- Merger Consideration."



                                             FIDELITY             CHICAGO TITLE           CHICAGO TITLE
                                           COMMON STOCK           COMMON STOCK        EQUIVALENT STOCK PRICE
                                        -------------------    -------------------    ----------------------
                                        (DOLLARS PER SHARE)    (DOLLARS PER SHARE)     (DOLLARS PER SHARE)
July 29, 1999.........................        $17.50                 $36.69                   $47.35
December 23, 1999.....................        $13.94                 $46.00                   $49.34


     The market price of both Fidelity and Chicago Title common stock will fluctuate prior to the merger. No assurance can be given as to the future prices or markets for Fidelity common stock or Chicago Title common stock. Also, if the average Fidelity share price is less than $15.00 per share, Fidelity could pay merger consideration having a value of less than $52.00 per share of Chicago Title common stock. See "Risk Factors -- Chicago Title stockholders could end up receiving merger consideration having a value of less than $52.00 per share of Chicago Title common stock." You should obtain current stock price quotations for both Fidelity and Chicago Title common stock. Additional market price information is contained on page 28 under the heading "Market Price and Dividend Information."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (In thousands, except per share amounts)

Fidelity National Financial, Inc.


     The selected consolidated financial data of Fidelity as of and for the years ended December 31, 1996, 1997 and 1998 has been derived from consolidated financial statements of Fidelity incorporated by reference herein which have been audited by KPMG LLP, independent auditors. The selected consolidated financial data as of and for the nine months ended September 30, 1999 and 1998, has been derived from unaudited consolidated financial statements filed with the SEC and incorporated by reference herein and include all adjustments (consisting of normal recurring accruals) which Fidelity considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999. This information is qualified in its entirety by, and should be read in conjunction with, Fidelity's consolidated financial statements, and the notes thereto, and "Management's Discussion and Analysis of Results of Operations and Financial Condition" which are included in reports filed by Fidelity with the SEC and are incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information."



                                                                                          NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                     --------------------------------   ---------------------
                                                       1996       1997        1998        1998        1999
                                                     --------   --------   ----------   --------   ----------
                                                                                             (UNAUDITED)
STATEMENT OF EARNINGS DATA:
  Total revenue....................................  $734,795   $863,059   $1,288,465   $913,070   $1,043,930
  Total expenses...................................   686,569    777,456    1,113,331    780,610      939,972
                                                     --------   --------   ----------   --------   ----------
  Earnings before income taxes and extraordinary
    item...........................................    48,226     85,603      175,134    132,460      103,958
  Income tax expense...............................    18,985     36,595       69,442     55,540       41,843
                                                     --------   --------   ----------   --------   ----------
  Earnings before extraordinary item...............    29,241     49,008      105,692     76,920       62,115
  Extraordinary item...............................        --     (1,700)          --         --           --
                                                     --------   --------   ----------   --------   ----------
  Net earnings.....................................  $ 29,241   $ 47,308   $  105,692   $ 76,920   $   62,115
                                                     ========   ========   ==========   ========   ==========
PER SHARE AND OTHER DATA:
  Basic net earnings...............................  $ 29,241   $ 47,308   $  105,692   $ 76,920   $   62,115
                                                     ========   ========   ==========   ========   ==========
  Basic earnings per share before extraordinary
    item...........................................  $   1.43   $   2.10   $     3.79   $   2.78   $     2.05
  Extraordinary item...............................        --      (0.07)          --         --           --
                                                     --------   --------   ----------   --------   ----------
  Basic net earnings per share.....................  $   1.43   $   2.03   $     3.79   $   2.78   $     2.05
                                                     ========   ========   ==========   ========   ==========
  Weighted average shares outstanding, basic
    basis..........................................    20,426     23,355       27,921     27,653       30,353

  Diluted net earnings.............................  $ 32,437   $ 50,450   $  108,155   $ 78,803   $   62,378
                                                     ========   ========   ==========   ========   ==========
  Diluted net earnings per share before
    extraordinary item.............................  $   1.23   $   1.76   $     3.23   $   2.36   $     1.95
  Extraordinary item...............................        --      (0.06)          --         --           --
                                                     --------   --------   ----------   --------   ----------
  Diluted net earnings per share...................  $   1.23   $   1.70   $     3.23   $   2.36   $     1.95
                                                     ========   ========   ==========   ========   ==========
  Weighted average shares outstanding, diluted
    basis..........................................    26,431     29,599       33,474     33,347       32,037
  Dividends per share..............................  $   0.22   $   0.24   $     0.26   $   0.19   $     0.21
BALANCE SHEET DATA:
  Investments......................................  $270,134   $376,285   $  519,332   $434,327   $  490,653
  Cash and cash equivalents........................    65,551     54,975       42,492     53,701       46,209
  Notes payable....................................   179,508    163,015      214,624    155,566      190,295
  Reserve for claim losses.........................   196,527    201,674      224,534    215,611      239,254
  Stockholders' equity.............................   162,645    274,050      396,740    354,768      446,200

Chicago Title Corporation


     The selected consolidated financial data of Chicago Title as of and for the years ended December 31, 1996, 1997 and 1998 has been derived from consolidated financial statements of Chicago Title incorporated by reference herein which have been audited by KPMG LLP, independent auditors. The selected consolidated financial data as of and for the nine months ended September 30, 1999 and 1998, has been derived from unaudited consolidated financial statements filed with the SEC and incorporated by reference herein and include all adjustments (consisting of normal recurring accruals) which Chicago Title considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999. This information is qualified in its entirety by, and should be read in conjunction with, Chicago Title's consolidated financial statements, and the notes thereto, and "Management's Discussion and Analysis of Results of Operations and Financial Condition" which are included in reports filed by Chicago Title with the SEC and are incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information."



                                                                                        NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                             ------------------------------------    ------------------------
                                                1996         1997         1998          1998          1999
                                             ----------   ----------   ----------    ----------    ----------
                                                                                           (UNAUDITED)
STATEMENT OF EARNINGS DATA:
  Total revenue............................  $1,327,684   $1,467,446   $1,926,709    $1,375,740    $1,539,717
  Total expenses...........................   1,257,991    1,383,843    1,785,004     1,276,180     1,419,229
                                             ----------   ----------   ----------    ----------    ----------
  Operating earnings from continuing
    operations before income taxes.........      69,693       83,603      141,705        99,560       120,488
  Income tax expense.......................      23,115       27,894       53,536        37,710        42,034
                                             ----------   ----------   ----------    ----------    ----------
  Net earnings from continuing
    operations.............................      46,578       55,709       88,169(1)     61,850(1)     78,454(5)
  Net earnings from discontinued
    operations.............................       5,462       12,162        9,013         9,013            --
                                             ----------   ----------   ----------    ----------    ----------
  Net earnings.............................  $   52,040   $   67,871   $   97,182    $   70,863    $   78,454
                                             ==========   ==========   ==========    ==========    ==========
PER SHARE AND OTHER DATA(2):
  Basic and diluted net earnings...........  $   52,040   $   67,871   $   97,182    $   70,863    $   78,454
                                             ==========   ==========   ==========    ==========    ==========
  Basic and diluted net earnings per share
    from continuing operations.............  $     2.13   $     2.54   $     4.03(1) $     2.83(1) $     3.60(5)
  Basic and diluted net earnings per share
    from discontinued operations...........        0.25         0.56         0.41          0.41            --
                                             ----------   ----------   ----------    ----------    ----------
  Basic and diluted net earnings per
    share..................................  $     2.38   $     3.10   $     4.44    $     3.24    $     3.60
                                             ==========   ==========   ==========    ==========    ==========
  Weighted average shares outstanding,
    basic and diluted basis................      21,907       21,907       21,902        21,903        21,828
  Dividends per share......................         N/A          N/A         0.68(4) $     0.34(4) $     1.06
BALANCE SHEET DATA:
  Investments..............................  $  850,788   $1,066,578   $1,194,128    $1,125,579    $1,128,213
  Cash and cash equivalents(3).............     122,464      121,426      133,117       216,720       216,391
  Notes payable............................      43,282       32,443       21,648        41,876        21,437
  Reserve for claim losses.................     532,923      564,334      618,831       603,168       656,220
  Stockholders' equity.....................     360,595      403,547      461,592       444,634       496,240


---------------

(1) Net earnings and basic and diluted net earnings per share from continuing operations, excluding after-tax spin-off and related management restructuring costs arising in connection with the 1998 spin-off of Chicago Title from Alleghany, were $109,732 and $5.01 in 1998, and $83,413 and $3.81 in the first nine months of 1998.


(2) Basic and diluted earnings per share are the same for all periods presented.


(3) Cash and cash equivalents includes cash pledged to secure trust and escrow deposits of $99,392, $100,207 and $93,887 as of December 31, 1996, 1997 and
    1998, respectively, and $186,642 and $183,699 as of September 30, 1998 and 1999, respectively.


(4) Represents dividends paid subsequent to June 17, 1998.


(5) Net earnings and basic and diluted earnings per share from operations excluding after-tax costs arising in connection with the merger, were $81,545 and $3.74, respectively, for the nine months ended September 30, 1999.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain information regarding our earnings, dividends and book value per share on an historical basis, on a pro forma combined basis and on an equivalent pro forma basis. The information set forth below should be read in conjunction with the historical consolidated financial statements of Fidelity and Chicago Title, including the notes thereto, incorporated by reference or appearing elsewhere in this joint proxy statement/prospectus. See "Unaudited Pro Forma Condensed Combined Financial Information" and "Where You Can Find More Information."


                                                                                                   EQUIVALENT
                                                                                                    PRO FORMA
                                                                                                     AMOUNT
                                                  FIDELITY    CHICAGO TITLE     PRO FORMA         PER SHARE OF
                                                 HISTORICAL    HISTORICAL     COMBINED(1)(3)   CHICAGO TITLE(2)(3)
                                                 ----------   -------------   --------------   -------------------
NINE MONTHS ENDED SEPTEMBER 30, 1999

  Basic net income per share of common stock:
    Continuing operations......................    $ 2.05        $ 3.60           $ 1.50             $ 5.24
    Discontinued operations....................        --            --               --                 --
                                                   ------        ------           ------             ------
      Total basic net income per share of
         common stock..........................    $ 2.05        $ 3.60           $ 1.50             $ 5.24
                                                   ======        ======           ======             ======
  Diluted net income per share of common stock:
    Continuing operations......................    $ 1.95        $ 3.60           $ 1.47             $ 5.12
    Discontinued operations....................        --            --               --                 --
                                                   ------        ------           ------             ------
      Total diluted net income per share of
         common stock..........................    $ 1.95        $ 3.60           $ 1.47             $ 5.12
                                                   ======        ======           ======             ======
  Cash dividends declared per share of common
    stock......................................    $ 0.21        $ 1.06           $ 0.21             $ 0.73
  Book value per share of common stock (at end
    of period).................................    $15.64        $22.73           $15.21             $53.15
YEAR ENDED DECEMBER 31, 1998
  Basic net income per share of common stock:
    Continuing operations......................    $ 3.79        $ 4.03           $ 2.10             $ 7.36
    Discontinued operations....................        --          0.41             0.14               0.49
                                                   ------        ------           ------             ------
      Total basic net income per share of
         common stock..........................    $ 3.79        $ 4.44           $ 2.24             $ 7.85
                                                   ======        ======           ======             ======
  Diluted net income per share of common stock:
    Continuing operations......................    $ 3.23        $ 4.03           $ 1.97             $ 6.90
    Discontinued operations....................        --          0.41             0.13               0.45
                                                   ------        ------           ------             ------
      Total diluted net income per share of
         common stock..........................    $ 3.23        $ 4.44           $ 2.10             $ 7.35
                                                   ======        ======           ======             ======
  Cash dividends declared per share of common
    stock......................................    $ 0.26        $ 0.68(4)        $ 0.26             $ 0.91
  Book value per share of common stock (at end
    of period).................................    $13.73        $21.07              N/A                N/A


---------------

(1) The Pro Forma Combined Per Share Data assumes the issuance of approximately 37,008,000 shares of Fidelity's common stock to effect the merger based on the number of Fidelity and Chicago Title shares outstanding at September 30, 1999. See Note 1 of Notes to Unaudited Pro Forma Condensed Combined Financial Statements.



(2) The Equivalent Pro Forma Amount per share of Chicago Title Data represents the equivalent amounts per share that a holder of Chicago Title common stock would receive, assuming the holder elects to receive, and actually receives, only shares of Fidelity common stock as merger consideration. Amounts assume an exchange ratio of 3.4946, determined by dividing the merger consideration of $52.00 per share by $14.88, the average price for Fidelity common stock during the 30 trading-day period ending two days before September 30, 1999. See "The Merger -- Merger Consideration."


(3) The Pro Forma Combined and Equivalent Pro Forma Amount per share of Chicago Title Data does not reflect cost savings expected to be realized following the merger. See Note 6 of Notes to Unaudited Pro Forma Condensed Combined Financial Statements. In addition, the actual number of shares of Fidelity common stock to be issued in the merger may be more or less than the amounts reflected in this table and will depend upon, among other things, the actual numbers of Fidelity and Chicago Title shares outstanding immediately prior to the merger and the average Fidelity share price. See "The
    Merger -- Merger Consideration."

(4) Represents dividends paid subsequent to June 17, 1998.

                                  RISK FACTORS

     Stockholders should consider the following matters in deciding whether to vote in favor of the merger agreement, in addition to the other information included or incorporated by reference in this joint proxy statement/prospectus.

CHICAGO TITLE STOCKHOLDERS COULD END UP RECEIVING MERGER CONSIDERATION HAVING A VALUE OF LESS THAN $52.00 PER SHARE OF CHICAGO TITLE COMMON STOCK.

     The merger agreement provides that Chicago Title stockholders will be entitled to receive for each share of Chicago Title common stock cash, shares of Fidelity common stock (based on the average Fidelity share price) or a combination of cash and shares of Fidelity common stock having a value of $52.00. However, the merger agreement provides that if the average Fidelity share price common stock falls below $15.00, Fidelity could choose to pay merger consideration having an aggregate value of less than $52.00 per share of Chicago Title common stock. In that event, Chicago Title will have the right to terminate the merger agreement. A determination as to whether or not to terminate the merger agreement would be made by the Chicago Title board of directors and would not be submitted for approval by the Chicago Title stockholders. The opinion delivered by Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Chicago Title board of directors dated August 1, 1999 that as of such date the merger consideration contemplated by the merger agreement was fair from a financial point of view to the Chicago Title stockholders does not express an opinion as to the fairness of the merger consideration if the average Fidelity share price falls below $15.00 and Fidelity chooses to pay merger consideration having an aggregate value of less than $52.00 per share of Chicago Title common stock. For a more detailed description of the merger consideration, see "The Merger -- Merger Consideration."

     Because stock prices fluctuate, the market price of Fidelity common stock at the time the merger occurs may be more or less than the average Fidelity share price upon which the number of shares of Fidelity common stock included in the merger consideration is determined. Also, the market value of the shares of Fidelity common stock that Chicago Title stockholders receive in the merger may increase or decrease following the merger.

CHICAGO TITLE STOCKHOLDERS MAY RECEIVE MERGER CONSIDERATION THAT IS INCONSISTENT WITH THEIR ELECTIONS.

     Although Chicago Title stockholders will be able to elect (subject to proration) to receive cash for all of their shares, stock for all of their shares, or a combination of cash and stock for their shares, the merger agreement provides that Fidelity can choose to pay a greater or lesser portion of the merger consideration in the form of Fidelity common shares, depending upon the price of Fidelity common shares at the time of the merger. The merger agreement also provides that, in order to satisfy certain conditions to the merger relating to tax matters, the total amount of cash and the total amount of Fidelity common shares included in the merger consideration will be adjusted so that Chicago Title stockholders will own at least 50.1% of Fidelity's outstanding shares of common stock immediately after the merger, and that at least 40% of the total value of the merger consideration, determined on the basis of the market price of the Fidelity common stock on the date of the merger, paid to all Chicago Title stockholders is paid in Fidelity shares. These adjustments to the total amount of cash and the total amount of Fidelity common shares included in the merger consideration may affect the extent to which Chicago Title stockholders who make elections may receive stock and/or cash in amounts that are not consistent with their elections. The elections made by all other Chicago Title stockholders will also affect the extent to which the election made by any individual Chicago Title stockholder can be accommodated. As a result of all of the foregoing, a Chicago Title stockholder who elects solely Fidelity common stock may nevertheless receive some cash, and a Chicago Title stockholder who elects a specified percentage of cash may receive more or less cash than elected. For a more detailed description of the merger consideration, see "The Merger -- Merger Consideration."

EXECUTIVE OFFICERS AND DIRECTORS OF CHICAGO TITLE HAVE POTENTIAL CONFLICTS OF INTEREST IN THE MERGER.

     Stockholders should be aware of a potential conflict of interest relating to the benefits available to executive officers and directors when considering Chicago Title's board of directors' determinations to approve the merger. As discussed under "The Merger -- Interests of Certain Persons in the Merger," the executive officers and directors of Chicago Title have benefit plans that provide them with interests in the merger that are different from and in addition to your interests as stockholders.

THE ACTUAL TAX TREATMENT OF THE MERGER AND OF THE 1998 DISTRIBUTIONS OF CHICAGO TITLE AND ALLEGHANY ASSET MANAGEMENT MAY DIFFER FROM THE TAX TREATMENT WE EXPECT TO RECEIVE.

     The merger agreement provides that the obligations of the parties to complete the merger are conditioned upon the receipt as of the time of the merger by Chicago Title of an opinion of Swidler Berlin Shereff Friedman, LLP (or other counsel acceptable to Chicago Title), and the receipt as of the time of the merger by Fidelity of an opinion of Gibson, Dunn & Crutcher LLP (or other counsel acceptable to Chicago Title), in each case subject to the qualifications discussed below, to the effect that, on the basis of facts, representations and reasonable assumptions set forth in those opinions, for United States federal income tax purposes, the merger will be treated as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code.


     Until June 1998, Chicago Title and Trust Company was a wholly-owned subsidiary of Alleghany, and Alleghany Asset Management, Inc. was a wholly-owned subsidiary of Chicago Title and Trust Company. In June 1998, Chicago Title and Trust Company distributed all of the shares of Alleghany Asset Management to Alleghany. Thereafter, Alleghany contributed Chicago Title and Trust Company to Chicago Title, and then Alleghany distributed all of the shares of Chicago Title to Alleghany's stockholders. Alleghany received a tax ruling from the IRS stating that the distribution by Chicago Title and Trust Company of Alleghany Asset Management to Alleghany, and the subsequent distribution of Chicago Title by Alleghany to Alleghany's stockholders, would be tax-free spin-offs to Chicago Title and Trust Company, Alleghany and to Alleghany's stockholders. However, notwithstanding a ruling as to the tax-free nature of a spin-off, certain events that occur subsequent to a spin-off may cause the spin-off to be taxable to the distributing company. The obligation of Chicago Title to complete the merger is subject to the condition that Chicago Title shall have received a ruling from the IRS or an opinion of Swidler Berlin Shereff Friedman, LLP (or other counsel acceptable to Chicago Title and Alleghany), to the effect that the merger will not affect the qualification of the spin-offs for tax-free treatment, or that Alleghany shall have consented to the merger. The obligation of Fidelity to complete the merger is subject to the condition that Chicago Title shall have received such IRS ruling or opinion of Swidler Berlin Shereff Friedman, LLP (or other counsel acceptable to Fidelity), or that Fidelity shall have received an opinion of Gibson, Dunn & Crutcher LLP (or other counsel acceptable to Fidelity), to the effect that the merger will not affect the qualification of the spin-offs for tax-free treatment. In October 1999, a request for a private letter ruling to the effect that the merger would not adversely affect the qualification of the spin-offs for tax-free treatment was submitted to the IRS.

     In rendering the tax opinions with respect to the matters described above and as to the accuracy of the discussion of certain United States federal income tax consequences of the merger herein, counsel will rely upon, and will assume as accurate and correct (without any independent investigation) certain representations as to factual matters contained in certificates delivered by Chicago Title, Fidelity and others. If such representations as to factual matters are inaccurate, the opinions could be adversely affected. Similarly, if an IRS private letter ruling is obtained, the ruling will be based upon representations made by Chicago Title, Fidelity and others as to factual matters. The inaccuracy of any of those factual representations could cause the IRS to revoke the ruling.

     The tax opinions will represent tax counsels' best judgment as to the tax treatment of the merger and the effect of the merger on the distributions of Chicago Title and Alleghany Asset Management in June 1998, but will not be binding on the IRS, and we cannot assure you that the IRS will not contest the conclusions expressed therein. If, contrary to the conclusions reached in the opinions of tax counsel, the merger is not treated as a reorganization within the meaning of Section 368 of the Internal Revenue Code, the merger will be fully taxable to Chicago Title and the Chicago Title stockholders. Similarly, if the conclusions reached in the opinion of tax counsel with respect to the effect of the merger or the spin-off are successfully challenged, or if an IRS ruling with respect to that matter is received and subsequently revoked, and the merger is considered to adversely affect the tax-free nature of the spin-offs, Alleghany could be required to pay income tax on the gain inherent in the stock of Alleghany Asset Management and/or Chicago Title at the time of the spin-offs. In that event, pursuant to the terms of the tax sharing agreement entered into by Alleghany and Chicago Title at the time of the spin-off, Fidelity, as successor to Chicago Title, would be required to indemnify Alleghany for the amount of tax paid by Alleghany on the spin-offs. The amount of tax liability for which Chicago Title could be required to indemnify Alleghany in that circumstance would be substantial.

DIFFICULTIES ASSOCIATED WITH INTEGRATING FIDELITY AND CHICAGO TITLE COULD AFFECT FIDELITY'S ABILITY TO REALIZE COST SAVINGS.

     Fidelity and Chicago Title expect the combined company to realize cost savings and other financial and operating benefits from the merger, but there can be no assurance regarding when or the extent to which the combined company will be able to realize these benefits. The merger involves the integration of certain operations of two companies that have previously operated independently from each other. The companies have a number of systems, many of which are dissimilar, which must be integrated or, in some places, replaced. Difficulties associated with integrating Fidelity and Chicago Title would have an adverse effect on the surviving corporation's ability to realize the expected financial and operational benefits of the merger.

FIDELITY'S INCREASED LEVERAGE WILL CREATE INCREASED DEMANDS ON CASH FLOW FOR DEBT SERVICE.


     To finance the merger, Fidelity expects to borrow approximately $584.7 million to pay the cash portion of the merger consideration. This debt will create increased demands upon the available cash of the combined company to pay principal and interest. Increased debt and debt service obligations may have an adverse effect on the combined company's capital position and liquidity. While Fidelity believes that future operating cash flow, together with available financing arrangements, will be sufficient to fund its operating requirements, leverage and debt service requirements could have important consequences to holders of Fidelity common stock, including the following:


     - such requirements may make Fidelity more vulnerable to economic downturns and to adverse changes in interest rates;

     - Fidelity's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;

     - a substantial portion of Fidelity's cash flow from operations may have to be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available for operations;

     - certain of the borrowings may be at variable rates of interest, which would make Fidelity more vulnerable to increases in interest rates; and

     - in connection with such indebtedness, Fidelity expects to become subject to numerous financial and other restrictive covenants (including restrictions on payments of dividends, incurrences of additional indebtedness and sales of assets), the failure to comply with which may result in an event of default which, if not cured or waived, could cause such indebtedness to be declared immediately due and payable. Any substantial increase in Fidelity's debt levels, the inability of Fidelity to borrow funds at favorable interest rates or to comply with the financial or other restrictive covenants could have a material adverse effect on the business, financial condition, results of operations or prospects of Fidelity.

THE PRICE OF FIDELITY'S COMMON STOCK MAY FLUCTUATE RAPIDLY AND PREVENT STOCKHOLDERS FROM SELLING THEIR STOCK AT A PROFIT.

     The market price of Fidelity's common stock could fluctuate rapidly and affect the amount of profit, if any, which stockholders may realize from the sale of Fidelity common stock. Since January 1, 1998 the market price has ranged from a low of $13.44 per share to a high of $39.66 per share. Fluctuations may occur, among other reasons, in response to:

     - operating results;

     - announcements by Fidelity or its competitors;

     - regulatory changes;

     - economic changes;

     - general market conditions;

     - legislative changes; and

     - other risk factors described in this joint proxy statement/prospectus.

     The trading price of Fidelity's common stock could continue to be subject to wide fluctuations in response to the factors set forth above and other factors, many of which are beyond Fidelity's control. The stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. You should consider the likelihood of these market fluctuations before investing in Fidelity stock.

THE SALE OF A SUBSTANTIAL AMOUNT OF FIDELITY COMMON STOCK AFTER THE MERGER COULD ADVERSELY AFFECT THE MARKET PRICE OF FIDELITY COMMON STOCK.

     All of the shares of Fidelity common stock that Chicago Title stockholders receive in the merger may be sold immediately, except for those shares received by affiliates of Chicago Title within the meaning of Rule 145 of the Securities Act of 1933. Substantially all of the outstanding shares of Fidelity common stock are freely tradable (subject to certain Rule 144 restrictions in the case of Fidelity affiliates). The sale of a substantial amount of Fidelity common stock after the merger could adversely affect its market price. It could also impair Fidelity's ability to raise money through the sale of more stock or other forms of capital. In addition, the sale of authorized but unissued shares of Fidelity common stock by Fidelity after the merger could adversely affect its market price. Based on certain assumptions we have made, we expect that there will be approximately 54.9 million shares of Fidelity common stock outstanding after the merger, excluding Fidelity shares issuable upon the exercise of outstanding options. Fidelity's Certificate of Incorporation, as it is proposed to be amended in this joint proxy statement/prospectus, will authorize the issuance of up to approximately 45.1 million additional shares of Fidelity common stock.


FIDELITY'S REVENUE MAY FLUCTUATE WITH INTEREST RATES AND FROM SEASON TO SEASON.

     The level of title insurance and real estate related services activity is dependent upon, among other things, the volume of real estate transactions. The volume of real estate transactions nationally and within particular geographic regions has historically been influenced by such factors as the overall interest rate environment, which impacts the availability of capital for investment in real estate as well as the number of sales, the strength of the national and/or regional economy and family income levels. Because these factors can be volatile, revenue levels for the title industry also can be volatile. Recently, historically low interest rates have resulted in an increased number of real estate sales, resales and refinancings. However, when interest rates increase, real estate activity typically declines and the title insurance industry tends to experience lower revenues. Moreover, a favorable interest rate environment or trend may not necessarily result in increased levels or continued high levels of real estate transactions if other market factors (such as a recessionary economy or increased unemployment) combine to depress the volume of real estate transactions. Accordingly, we cannot assure you that historical levels of premiums and fees received by Fidelity and Chicago Title will be available to the combined company in the future.

     In addition, the title insurance business is seasonal, since real estate activity is seasonal. The first calendar quarter is typically the weakest quarter in terms of revenue due to the generally low volume of home sales during the winter. The fourth calendar quarter is typically the strongest in terms of revenue due to the desire of commercial entities to complete transactions by year-end. These traditional seasonal patterns can be altered if there is a significant change in the level of mortgage refinancing, since refinancing activity is correlated with movements in the level of interest rates and is not tied to a seasonal pattern.

FIDELITY FACES COMPETITION THAT COULD ADVERSELY AFFECT ITS PROFITABILITY.

     The title insurance and real estate services industries are highly competitive. We believe that competition is based primarily on the quality and timeliness of services. Where price is not regulated by governmental authorities, pricing can also be an important competitive factor. For larger commercial customers and mortgage originators, the size and financial strength of the title insurer are important competitive factors, particularly in multi-site transactions and in situations involving real estate-related investment vehicles such as real estate investment trusts and real estate mortgage investment conduits. Our principal competitors after the merger will include First American Financial Corporation, LandAmerica Financial Group, Inc., Old Republic International Corporation and Stewart Information Services Corporation, each of whom has the size, capital base and distribution channels to compete effectively with Fidelity. Fidelity and Chicago Title also compete with many smaller title insurance and real estate services companies that serve regional market areas. These smaller companies may expand into other markets in which Fidelity and Chicago Title compete. Also, the removal of regulatory barriers in the future might result in new competitors entering the title insurance business that have greater financial resources and other competitive advantages. New competitors in the title insurance industry may also result as technological changes lower the barriers to entry. Competition among the major title insurance companies, expansion by smaller regional companies and any new entrants could adversely affect Fidelity's business operations and financial condition.

CHANGES IN THE REGULATORY STRUCTURE OR THE STATUTES OR REGULATIONS APPLICABLE TO FIDELITY COULD HAVE A MATERIAL IMPACT ON ITS OPERATIONS.

     Fidelity's title insurance business is subject to extensive regulation by state insurance authorities in each state in which Fidelity operates. These agencies have broad administrative and supervisory power relating to the following:

     - licensing requirements;

     - trade practices;

     - accounting and financing practices;

     - capital and surplus requirements;

     - the amount of dividends and other payments that can be made by Fidelity's title insurance subsidiaries without prior regulatory approval;

     - investment practices; and

     - rate schedules.

     Most states also regulate insurance holding companies, like Fidelity, in a variety of matters such as acquisitions, change of control events and the terms of affiliate transactions. These regulations may impede or impose burdensome conditions on rate increases or other actions that Fidelity may want to take to enhance its operating results, and could affect its ability to pay dividends on its common stock. In addition, Fidelity may incur significant costs in the course of complying with regulatory requirements. We cannot assure you that future legislative or regulatory changes will not adversely affect Fidelity's business operations.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Condensed Combined Financial Information is based on the historical financial statements of Fidelity and Chicago Title and has been prepared to illustrate the effect of the merger and the related financing transactions.


     The Unaudited Pro Forma Condensed Combined Balance Sheet is as of September 30, 1999 and is presented as if both the merger and the related financing transactions occurred as of September 30, 1999. The Unaudited Pro Forma Condensed Combined Statements of Earnings for the year ended December 31, 1998 and for the nine-month period ended September 30, 1999 assume that both the merger and the related financing transactions occurred as of January 1, 1998.



     The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the historical financial statements and accompanying disclosures contained in Fidelity's third quarter 1999 Form 10-Q and 1998 Form 10-K and Chicago Title's third quarter 1999 Form 10-Q and 1998 Form 10-K, which are incorporated by reference into this joint proxy statement/prospectus.



     The merger will be accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16. Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values. Goodwill is created to the extent that the merger consideration, including certain acquisition and closing costs, exceeds the fair value of net assets acquired. Based on the information currently available, the merger is expected to initially create approximately $792 million in goodwill. It is estimated that this goodwill will be amortized on a straight-line basis over 20 years. The actual goodwill arising from the merger will be based on the merger consideration, including certain acquisition and closing costs, and fair values of assets and liabilities on the date the merger is consummated. No assurance can be given that the actual goodwill amount arising from the merger or the goodwill amortization period will not be more or less than the amount or period currently contemplated in the Unaudited Pro Forma Condensed Combined Financial Information.


     Fidelity expects that it will incur debt issuance and other costs in connection with the financing of the merger which will be capitalized. Certain post-combination integration expenses resulting from combining the companies, which will be expensed, are not reflected in the Unaudited Pro Forma Condensed Combined Financial Information. Additionally, the Unaudited Pro Forma Condensed Combined Financial Information is based on a number of assumptions, estimates and uncertainties including, but not limited to, estimates of the fair values of assets acquired and liabilities assumed, the number of Chicago Title common shares outstanding immediately prior to the merger, and estimated acquisition and closing costs.

     The Unaudited Pro Forma Condensed Combined Financial Information presented below does not reflect future events that may occur after the merger. Fidelity believes that operating expense synergies between Fidelity and Chicago Title will be realized after the merger. However, for purposes of the Unaudited Pro Forma Condensed Combined Financial Information presented below, these synergies have not been reflected because we cannot assure you that they will be realized.


     The Unaudited Pro Forma Condensed Combined Financial Information assumes the issuance of approximately 37,008,000 shares of Fidelity's common stock to effect the merger; with the remainder of the recorded purchase price, approximately $600 million, paid in cash. However, the actual number of shares issued may be more or less than this amount depending upon, among other things, the actual numbers of Chicago Title shares and Fidelity shares outstanding immediately prior to the merger and the average Fidelity share price during the 30 trading-day period ending two days before the merger.


     As a result of these assumptions, estimates and uncertainties, the accompanying Unaudited Pro Forma Condensed Combined Financial Information does not purport to describe the actual financial condition or results of operations that would have been achieved had the merger in fact occurred on the dates indicated, nor does it purport to predict Fidelity's future financial condition or results of operations.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                               SEPTEMBER 30, 1999



                                                   FIDELITY    CHICAGO TITLE                 PRO FORMA
                                                  HISTORICAL    HISTORICAL      COMBINED    ADJUSTMENTS          PRO FORMA
                                                  ----------   -------------   ----------   -----------          ----------
                                                                               (IN THOUSANDS)
ASSETS:

Investments
    Fixed maturities available for sale, at fair
      value.....................................  $  339,730    $1,096,620     $1,436,350                        $1,436,350
    Equity securities, at fair value............      33,259        31,593         64,852                            64,852
    Other long-term investments, at cost, which
      approximates fair value...................      42,353            --         42,353                            42,353
    Short-term investments, at cost, which
      approximates fair value...................      71,496            --         71,496                            71,496
    Investments in real estate and partnerships,
      net.......................................       3,815            --          3,815                             3,815
                                                  ----------    ----------     ----------    ---------           ----------
         Total investments......................     490,653     1,128,213      1,618,866                         1,618,866
  Cash and cash equivalents.....................      46,209       216,391        262,600      (59,500)(1c),(2)(3)  203,100
  Leases and residual interests in
    securitizations.............................     128,394            --        128,394                           128,394
  Trade receivables, net........................      69,186        69,383        138,569                           138,569
  Goodwill......................................      53,060       128,745        181,805      662,952(2)           844,757
  Prepaid expenses and other assets.............      77,270       104,865        182,135        9,500(3)           191,635
  Title plants..................................      59,666       152,455        212,121       50,000(2)           262,121
  Property and equipment, net...................      51,685       112,755        164,440                           164,440
  Deferred tax asset............................      23,927       105,062        128,989        7,736(2)           136,725
                                                  ----------    ----------     ----------    ---------           ----------
         Total assets...........................  $1,000,050    $2,017,869     $3,017,919    $ 670,688           $3,688,607
                                                  ==========    ==========     ==========    =========           ==========
LIABILITIES AND STOCKHOLDERS' EQUITY:

  Liabilities:
    Accounts payable and accrued liabilities....  $  123,498    $  290,284     $  413,782    $  31,604(2)        $  445,386
    Notes payable...............................     190,295        21,437        211,732      584,652(1b)          796,384
    Reserve for claim losses....................     239,254       656,220        895,474                           895,474
    Trust and escrow deposits secured by pledged
      assets....................................          --       553,688        553,688                           553,688
                                                  ----------    ----------     ----------    ---------           ----------
         Total liabilities......................     553,047     1,521,629      2,074,676      616,256            2,690,932
                                                  ----------    ----------     ----------    ---------           ----------

    Minority interests..........................         803            --            803                               803

  Stockholders' equity:
    Common stock................................           4        21,833         21,837      (21,829)(1a)               8
    Additional paid-in capital..................     246,945       113,736        360,681      436,932(1a)          797,613
    Retained earnings...........................     321,759       366,243        688,002     (366,243)(1a)         321,759
                                                  ----------    ----------     ----------    ---------           ----------
                                                     568,708       501,812      1,070,520       48,860            1,119,380
                                                  ----------    ----------     ----------    ---------           ----------
    Accumulated other comprehensive earnings....      (5,860)       (5,572)       (11,432)       5,572(4)            (5,860)
    Less treasury stock.........................     116,648            --        116,648                           116,648
                                                  ----------    ----------     ----------    ---------           ----------
         Total stockholders' equity.............     446,200       496,240        942,440       54,432              996,872
                                                  ----------    ----------     ----------    ---------           ----------
         Total liabilities and stockholders'
           equity...............................  $1,000,050    $2,017,869     $3,017,919    $ 670,688           $3,688,607
                                                  ==========    ==========     ==========    =========           ==========

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

                      NINE MONTHS ENDED SEPTEMBER 30, 1999



                                               FIDELITY    CHICAGO TITLE                 PRO FORMA
                                              HISTORICAL    HISTORICAL      COMBINED    ADJUSTMENTS    PRO FORMA
                                              ----------   -------------   ----------   -----------    ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUE:
Title insurance premiums and escrow fees....  $  726,869    $1,283,447     $2,010,316                  $2,010,316
  Other fees and revenue....................     297,314       206,021        503,335                     503,335
  Interest and investment income, including
     realized gains (losses)................      19,747        50,249         69,996                      69,996
                                              ----------    ----------     ----------    --------      ----------
                                               1,043,930     1,539,717      2,583,647                   2,583,647
                                              ----------    ----------     ----------    --------      ----------
EXPENSES:
  Personnel costs...........................     311,137       475,679        786,816                     786,816
  Other operating expenses..................     244,259       307,975        552,234                     552,234
  Agent commissions.........................     325,235       533,090        858,325                     858,325
  Provision for claim losses................      45,194        89,722        134,916                     134,916
  Interest expense..........................      10,047         3,147         13,194      31,882(5)       45,076
                                              ----------    ----------     ----------    --------      ----------
                                                 935,872     1,409,613      2,345,485      31,882       2,377,367
                                              ----------    ----------     ----------    --------      ----------
  Operating earnings........................     108,058       130,104        238,162     (31,882)        206,280
  Goodwill amortization.....................       4,100         9,616         13,716      20,073(5)       33,789
                                              ----------    ----------     ----------    --------      ----------
  Earnings before income taxes..............     103,958       120,488        224,446     (51,954)        172,492
  Income tax expense........................      41,843        42,034         83,877     (12,370)(5)      71,507
                                              ----------    ----------     ----------    --------      ----------
  Earnings from continuing operations.......  $   62,115    $   78,454     $  140,569    $(39,584)     $  100,985
                                              ==========    ==========     ==========    ========      ==========
EARNINGS PER SHARE:
  Basic.....................................  $     2.05    $     3.60            N/A         N/A      $     1.50
  Diluted...................................  $     1.95    $     3.60            N/A         N/A      $     1.47

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 1998


                                              FIDELITY    CHICAGO TITLE                 PRO FORMA
                                             HISTORICAL    HISTORICAL      COMBINED    ADJUSTMENTS     PRO FORMA
                                             ----------   -------------   ----------   -----------     ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
Title insurance premiums and escrow fees...  $1,040,577    $1,617,588     $2,658,165                   $2,658,205
  Other fees and revenue...................     208,301       243,875        452,176                      452,136
  Interest and investment income, including
     realized gains (losses)...............      39,587        65,246        104,833                      104,833
                                             ----------    ----------     ----------    --------       ----------
                                              1,288,465     1,926,709      3,215,174                    3,215,174
                                             ----------    ----------     ----------    --------       ----------
Expenses:
  Personnel costs..........................     394,284       619,814      1,014,098                    1,014,098
  Other operating expenses.................     254,580       380,135        634,715                      634,715
  Agent commissions........................     385,649       648,023      1,033,672                    1,033,672
  Provision for claim losses...............      59,294       123,920        183,214                      183,214
  Interest expense.........................      17,024         4,707         21,731    $ 42,509(5)        64,240
                                             ----------    ----------     ----------    --------       ----------
                                              1,110,831     1,776,599      2,887,430      42,509        2,929,939
                                             ----------    ----------     ----------    --------       ----------
  Operating earnings.......................     177,634       150,110        327,744     (42,509)         285,235
  Goodwill amortization....................       2,500         8,405         10,905      31,180(5)        42,085
                                             ----------    ----------     ----------    --------       ----------
  Earnings before income taxes.............     175,134       141,705        316,839     (73,689)         243,150
  Income tax expense.......................      69,442        53,536        122,978     (16,493)(5)      106,485
                                             ----------    ----------     ----------    --------       ----------
  Earnings from continuing operations......  $  105,692    $   88,169     $  193,861    $(57,196)      $  136,665
                                             ==========    ==========     ==========    ========       ==========
Earnings per share:
  Basic....................................  $     3.79    $     4.03            N/A         N/A       $     2.10
  Diluted..................................  $     3.23    $     4.03            N/A         N/A       $     1.97

               FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998


      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
           (Amounts in thousands, except share and per share amounts)


                                                               RECORDED
                                                                VALUE
                                                              ----------
1. This pro forma adjustment reflects the issuance of common stock and incurrence of debt in connection with the
   merger of Fidelity and Chicago Title resulting in:
          a. Pursuant to the merger agreement, Chicago Title
     stockholders are required to own at least 50.1% of the
     pro forma combined common shares outstanding after
     giving effect to the merger. Based on Fidelity's shares
     outstanding as of September 30, 1999, Fidelity would be
     required to issue a minimum of 28,651,000 shares of
     Fidelity common stock to Chicago Title stockholders.
     The price of the Fidelity common shares to be received
     by Chicago Title stockholders will be based on the
     average price per share of Fidelity common stock during
     the 30 trading day period ending two trading days
     before the merger. However, for purposes of this
     analysis and in accordance with EITF 95-19, the assumed
     common stock issuance price is $14.88 per share, which
     represents the average closing common stock price of
     Fidelity on the New York Stock Exchange for the thirty
     day period ending two days prior to September 30, 1999.
     This analysis further assumes that Fidelity issues
     37,008,000 shares pursuant to the merger agreement and
     the remainder of the recorded purchase price,
     approximately $600 million, is paid in cash. Further,
     this analysis does not consider the effect of the
     purchase of Chicago Title common shares by Chicago
     Title which may be made subsequent to September 30,
     1999 pursuant to the merger agreement. The number of
     shares assumed to be issued and the assumed price per
     share of the common stock to be issued in connection
     with the merger are estimates, and the number of shares
     actually issued by Fidelity and the price per share at
     the time the shares are issued in the merger may vary
     significantly from these estimates. See "The
     Merger -- Merger Consideration.".......................  $  550,672
          b. The incurrence by Fidelity of debt from bank
     financing, which is assumed paid to Chicago Title
     shareholders in connection with the merger.............     584,652
          c. Assumed transaction costs to be paid from
     available cash.........................................      15,000
                                                              ----------
          Total recorded purchase price.                      $1,150,324
                                                              ==========
2. The significant adjustments comprising the purchase price allocation are as follows:
          Book value of Chicago Title net assets
            acquired at September 30, 1999..................  $  496,240
            Less: Goodwill..................................    (128,745)
                                                              ----------
          Book value of tangible net assets at September 30,
            1999............................................     367,495
          Adjustments, net..................................      (8,868)
          Goodwill..........................................     791,697
                                                              ----------
               Total purchase price.........................  $1,150,324
                                                              ==========


     For purposes of these Pro Forma Condensed Financial Statements, the assets and liabilities acquired reflect their recorded book value except as noted. The allocation of the purchase price is preliminary. Fidelity has not yet had an opportunity to obtain appraisals or other relevant information related to the valuation of certain assets and liabilities. However, Fidelity does not believe that the difference between the recorded book value and the fair value ultimately assigned will have a material impact on Fidelity's pro forma financial position or results of operations.

Components of net adjustments:

     a. Record exit, termination, relocation and other costs to be paid from available cash, $35,000.

     b. Increase title plants to market value, $50,000.

     c. Record unfunded employee benefit liability of $22,104 and related deferred income tax asset of $7,736.

     d. Record amounts due to Chicago Title advisors, legal counsel and accountants, $9,500.

3. Capitalize debt issuance costs to be paid from available cash, $9,500.


4. Reflects adjustment of $5,572 to investment valuation resulting from purchase accounting requirement to reestablish cost basis as current market value.



5. This pro forma adjustment reflects: (i) interest related to debt incurred in connection with the merger at an assumed interest rate of 7.00%, $40,926 for the year ended December 31, 1998 and $30,694 for the nine months ended September 30, 1999 and amortization of related debt issuance costs, $1,583 for the year ended December 31, 1998 and $1,188 for the nine months ended September 30, 1999; (ii) additional amortization resulting from goodwill created at the time of the merger, incremental goodwill of $662,952, resulting in total merger related goodwill of $791,697, over a period of 20 years, $39,585 per year, resulting in incremental amortization of $31,180 for the year ended December 31, 1998 and incremental amortization of $20,073 for the nine months ended September 30, 1999; and (iii) income tax benefit related to additional interest expense and amortization of debt issuance costs at an effective rate of 38.8% or $16,493 for the year ended December 31, 1998 and $12,370 for the nine months ended September 30, 1999.



6. Management has identified certain expense savings which it believes will be achieved through reductions in staff, consolidation of general and administrative functions, data processing and elimination of certain duplicate or excess facilities. These expense savings have been identified by members of senior management of Fidelity after discussions with members of the senior management of Chicago Title. As a result, management of Fidelity believes that the combination of the two operations will yield annualized pre-tax savings of $65 million to $75 million within the first 12 months and recurring annual pre-tax expense savings of approximately $100 million. It is expected to take three years from the date of the merger to realize fully these expense savings. No adjustment has been included in the unaudited pro forma condensed combined financial statements for the anticipated expense savings. There can be no assurance that anticipated expense savings will be achieved in the amounts or at the times anticipated.


   To implement the changes necessary to realize such savings, Fidelity will incur certain expenses, primarily relating to transaction costs, the termination of leases on certain offices to be closed and the payment of employee relocation and severance benefits. Pursuant to EITF 95-3, Fidelity has included in the Pro Forma Condensed Combined Balance Sheet a pro forma adjustment of $35,000 relating to anticipated exit, employee termination and relocation costs for certain leases and employees. At this time, Fidelity has not determined precisely which leases will be terminated or which employee groups will be terminated or relocated. The plan has not been communicated to employees. It is anticipated that the plan will be finalized shortly after the merger is consummated and will be completed within one year from that date. Any adjustments to the accrual for exit, termination and relocation costs will result in an addition to or reduction of goodwill.

     In addition, Fidelity anticipates that, in the quarter in which the merger occurs, it will record an additional one-time after-tax charge to earnings related to anticipated exit, employee termination and relocation costs for certain leases and employees, which has not yet been quantified.

                     MARKET PRICE AND DIVIDEND INFORMATION


     Fidelity's common stock is listed on the NYSE under the symbol "FNF." Chicago Title's common stock has been listed on the NYSE under the symbol "CTZ" since June 18, 1998, the date on which Alleghany completed the spin-off of Chicago Title. As of December 23, 1999, there were approximately 1,000 holders of record of Fidelity common stock and approximately 11,642 holders of record of Chicago Title common stock. The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share of Fidelity common stock and Chicago Title common stock, as reported on the NYSE Composite Tape, and the dividends per share declared on Fidelity common stock and Chicago Title common stock. All prices are adjusted for applicable stock splits.



                                              FIDELITY                    CHICAGO TITLE
                                            COMMON STOCK                 COMMON STOCK(1)
                                     ---------------------------   ---------------------------
                                      HIGH     LOW     DIVIDENDS    HIGH     LOW     DIVIDENDS
                                     ------   ------   ---------   ------   ------   ---------
1997:
  First Quarter....................  $12.81   $ 9.92    $0.058         --       --        --
  Second Quarter...................   14.00     9.50     0.058         --       --        --
  Third Quarter....................   19.63    12.97     0.058         --       --        --
  Fourth Quarter...................   28.58    14.98     0.064         --       --        --
1998:
  First Quarter....................  $33.86   $23.41    $0.064         --       --        --
  Second Quarter...................   36.81    29.66     0.064     $47.38   $44.50        --
  Third Quarter....................   39.66    24.55     0.064      51.44    35.00     $0.34
  Fourth Quarter...................   30.50    20.86     0.070      47.94    37.50      0.34
1999:
  First Quarter....................  $30.75   $14.56    $0.070     $46.81   $31.75     $0.34
  Second Quarter...................   21.00    14.50     0.070      41.19    33.56      0.36
  Third Quarter....................   21.06    13.44     0.070      48.19    34.50      0.36
  Fourth Quarter (through December
     23, 1999).....................   16.00    13.81     0.100      46.50    37.25      0.36


---------------
(1) Until June 17, 1998, Chicago Title was a wholly-owned subsidiary of
    Alleghany.


     Following the merger, the holders of Fidelity common stock will be entitled to receive such dividends as may be declared by the board of directors of Fidelity from funds legally available therefor. Fidelity has paid a quarterly cash dividend of $0.07 per share on its common stock in each of the last five fiscal quarters. On December 22, 1999, Fidelity's board of directors increased the amount of its quarterly cash dividend to $0.10 per share and declared a cash dividend in that amount, which will be paid on January 18, 2000 to holders of record of Fidelity common stock on January 3, 2000. After the merger, Fidelity's quarterly dividend is expected to continue to be $0.10 per share. The continued payment of dividends on Fidelity's common stock will depend upon Fidelity's operating results, business requirements, financial condition and such other factors as the Fidelity board of directors considers relevant. In addition, Fidelity's new senior credit facility will restrict Fidelity's ability to pay cash dividends, and certain restrictions apply under applicable insurance laws to the payment of dividends to Fidelity by its insurance subsidiaries. See "Risk Factors -- Fidelity's increased leverage will create increased demands on cash flow for debt service" and "The Merger -- Bank Financing."

                          THE FIDELITY SPECIAL MEETING


     This joint proxy statement/prospectus is being mailed to the holders of Fidelity common stock for use at the Fidelity special meeting to be held on Wednesday, February 9, 2000 at 10:00 a.m., local time, at Fess Parker's Doubletree Resort, located at 633 East Cabrillo Boulevard, Santa Barbara, California 93103, and at any adjournments or postponements thereof.


     At the Fidelity special meeting, Fidelity stockholders will be asked to consider and vote upon proposals to approve and adopt the merger agreement between Chicago Title and Fidelity and the issuance of shares of Fidelity common stock in the merger, and to approve an amendment to Fidelity's Certificate of Incorporation to increase the authorized number of shares of Fidelity common stock from 50,000,000 to 100,000,000.


Proxies



     If you are a Fidelity stockholder, you may use the accompanying proxy if you are unable to attend the Fidelity special meeting in person or wish to have your shares voted by proxy even if you do attend the Fidelity special meeting. All shares of Fidelity common stock represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. Proxies that do not contain voting instructions will be voted in favor of approval and adoption of the merger agreement and the issuance of shares of Fidelity common stock in the merger and the amendment to Fidelity's Certificate of Incorporation. If you do not return your proxy card or otherwise vote your shares, or if you do not instruct your broker how to vote any shares held for you in "street name," the effect will be the same as a vote against these proposals.


Revocation of Proxies

     A Fidelity stockholder who signs and mails the enclosed proxy may revoke it at any time before it is voted by giving written notice of revocation to Fidelity, by mailing a later dated proxy which is received by Fidelity prior to the Fidelity special meeting, or by voting in person at the Fidelity special meeting. All written notices of revocation and other communications with respect to revocation of Fidelity proxies should be addressed to Fidelity National Financial, Inc., 17911 Von Karman Avenue, Irvine, California 92614, Attention:
Corporate Secretary.

Record Date; Vote Required


     Only holders of record of shares of Fidelity common stock at the close of business on December 30, 1999 are entitled to notice of and to vote at the Fidelity special meeting, with each share entitled to one vote. Fidelity stockholders have no dissenters' rights in connection with the merger.


     Approval and adoption of the merger agreement and the issuance of shares of Fidelity common stock in the merger requires the favorable vote of the holders of at least a majority of the shares of Fidelity common stock outstanding as of the record date. Approval of the amendment to Fidelity's Certificate of Incorporation to increase the authorized number of shares of Fidelity common stock also requires the favorable vote of the holders of at least a majority of the shares of Fidelity common stock outstanding as of the record date.

     Under NYSE rules, brokers and nominees are precluded from exercising their voting discretion on the proposal to approve and adopt the merger agreement and, for this reason, absent specific instructions from the beneficial owner of shares, they are not permitted to vote such shares. Because the favorable vote of the holders of a majority of the shares of Fidelity common stock outstanding as of the record date is required for approval of each proposal, an abstention or a broker non-vote with respect to either proposal will have the effect of a vote against that proposal. ACCORDINGLY, THE FIDELITY BOARD OF DIRECTORS URGES THE FIDELITY STOCKHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

Quorum

     Holders of a majority of the outstanding shares of Fidelity common stock entitled to vote must be present, either in person or by proxy, at the Fidelity special meeting to constitute a quorum. In general, abstentions and broker non-votes will be counted as present or represented for the purposes of determining a quorum for the Fidelity special meeting.

Expenses of Solicitation


     The expenses of the solicitation of proxies with respect to the Fidelity special meeting will be borne by Fidelity. In addition to solicitation by mail, arrangements will be made with brokers and other custodians, nominees and fiduciaries to send proxy materials to their principals and Fidelity will, upon request, reimburse them for reasonable expenses of so doing. Solicitation of proxies from some Fidelity stockholders may be made by Fidelity's officers, directors, consultants and employees by telephone, facsimile, or in person after the initial solicitation. In addition, MacKenzie Partners, Inc. has been retained to assist Fidelity in the solicitation of proxies. MacKenzie Partners, Inc. may contact Fidelity stockholders by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials to the beneficial owners of shares of Fidelity common stock. MacKenzie Partners, Inc. will receive reasonable and customary compensation for its services (estimated at $10,000), will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.


Recommendation of the Fidelity Board of Directors


     THE FIDELITY BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, DECLARED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE AND DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, FIDELITY AND THE FIDELITY STOCKHOLDERS. ACCORDINGLY, THE FIDELITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE FIDELITY STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE ISSUANCE OF SHARES OF FIDELITY COMMON STOCK PURSUANT TO THE MERGER AND "FOR" APPROVAL OF THE PROPOSAL TO INCREASE THE AUTHORIZED SHARES OF FIDELITY COMMON STOCK TO 100,000,000. See "The Merger -- Fidelity Reasons for the Merger; Recommendation of the Fidelity Board of Directors."


Miscellaneous

     It is not expected that any other matters will be brought before the Fidelity special meeting. If any other matters are properly brought before the Fidelity special meeting, including a motion to adjourn or postpone the Fidelity special meeting to another time and/or place for the purpose of, among other things, permitting dissemination of information regarding material developments relating to the merger agreement and the merger, or soliciting additional proxies in favor of the approval of the merger agreement and the merger, the persons named on the accompanying proxy card will vote the shares represented by the proxy upon such matters in their discretion. However, if Fidelity proposes to adjourn or postpone its special meeting for the purpose of soliciting additional votes in favor of the merger agreement and the merger, and seeks a vote of Fidelity stockholders on such proposal, proxies that have been voted against the merger agreement and merger (or on which a Fidelity stockholder has elected to abstain) will not be voted in favor of any adjournment or postponement for the purpose of soliciting additional proxies. Any other proxy will be deemed to have voted "FOR" any such adjournment or postponement proposal. Should the Fidelity special meeting be reconvened, all proxies will be voted in the same manner as such proxies would have been voted when the Fidelity special meeting was originally convened, except for proxies effectively revoked or withdrawn prior to the time proxies are voted at the reconvened Fidelity special meeting.

     FIDELITY STOCKHOLDERS SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. FIDELITY STOCKHOLDERS WILL NOT EXCHANGE THEIR STOCK CERTIFICATES IN CONNECTION WITH THE MERGER.

                       THE CHICAGO TITLE SPECIAL MEETING


     This joint proxy statement/prospectus is being mailed to the holders of Chicago Title common stock for use at the Chicago Title special meeting to be held on Friday, February 11, 2000 at 9:00 a.m., local time, at the Renaissance Chicago Hotel, One West Wacker Drive, Rhine Room -- 3rd Floor, Chicago, Illinois 60601, and at any adjournments or postponements thereof.


     At the Chicago Title special meeting, Chicago Title stockholders will be asked to consider and vote upon a proposal to approve and adopt the merger agreement and the merger.


Proxies



     If you are a Chicago Title stockholder, you may use the accompanying proxy if you are unable to attend the Chicago Title special meeting in person or wish to have your shares voted by proxy even if you do attend the Chicago Title special meeting. All shares of Chicago Title common stock represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. Proxies that do not contain voting instructions will be voted in favor of the merger and the merger agreement. If you do not return your proxy card or otherwise vote your shares, or if you do not instruct your broker how to vote any shares held for you in "street name," the effect will be the same as a vote against the merger.



Telephone Proxies and Internet Voting -- Additional Voting Choices



     A Chicago Title stockholder may use a toll-free telephone line to authorize the voting of its shares or submit a proxy by the Internet in lieu of returning an executed proxy card. The telephone and Internet voting procedures are designed to authenticate a stockholder's identity, to allow a stockholder to vote its shares and to confirm that a stockholder's instructions have been properly recorded. Specific instructions for telephone and Internet voting are contained in the enclosed proxy card and can also be obtained by calling Georgeson Shareholder Communications, Inc. at (800) 223-2064. Chicago Title has been advised by counsel that these procedures comply with Delaware law. The availability of telephone or Internet voting to stockholders whose shares are held in the name of a bank or broker will depend on the voting procedures of the bank or broker. If your shares are held in an account with a bank or broker participating in the ADP Investor Communication Services Program, you may choose to vote your shares via the Internet at the ADP Investor Communication Services voting website (www.proxyvote.com) or telephonically, following the instructions on your voting card.


Revocation of Proxies


     A Chicago Title stockholder who signs and mails the enclosed proxy may revoke it at any time before it is voted by giving written notice of revocation to Chicago Title, by mailing a later dated proxy which is received by Chicago Title prior to the Chicago Title special meeting, or by voting in person at the Chicago Title special meeting. If you voted by telephone or through the Internet, you can change your vote by any of these three methods or you can revote by following the instructions contained in your proxy card or provided by Georgeson Shareholder Communications, Inc. In all cases, the latest dated proxy revokes an earlier dated proxy, regardless of which method is used (mail, telephone or Internet) to give or revoke a proxy, or if different methods are used to give and revoke a proxy. All written notices of revocation and other communications with respect to revocation of Chicago Title proxies should be addressed to Chicago Title Corporation, 171 North Clark Street, Chicago, Illinois 60601, Attention: Corporate Secretary.

Record Date; Vote Required


     Only holders of record of shares of Chicago Title common stock at the close of business on December 30, 1999 are entitled to notice of and to vote at the Chicago Title special meeting, with each share entitled to one vote.


     Approval and adoption of the merger agreement and the merger requires the favorable vote of the holders of at least 75% of the shares of Chicago Title common stock outstanding as of the record date.

     Under NYSE rules, brokers and nominees are precluded from exercising their voting discretion on the proposal to approve and adopt the merger agreement and the merger and, for this reason, absent specific instructions from the beneficial owner of shares of Chicago Title common stock, they are not permitted to vote such shares. Because the favorable vote of the holders of 75% of the shares of Chicago Title common stock outstanding as of the record date is required for approval and adoption of the merger agreement and the merger, an abstention or a broker non-vote with respect to the proposal to approve and adopt the merger agreement and the merger will have the effect of a vote against the merger agreement and the merger. ACCORDINGLY, THE CHICAGO TITLE BOARD OF DIRECTORS URGES THE CHICAGO TITLE STOCKHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

Quorum

     Holders of a majority of the shares of Chicago Title common stock entitled to vote must be present, either in person or by proxy, at the Chicago Title special meeting to constitute a quorum. In general, broker non-votes and abstentions are counted as present or represented for the purposes of determining a quorum for the Chicago Title special meeting.

Expenses of Solicitation

     The expenses of the solicitation of proxies with respect to the Chicago Title special meeting will be borne by Chicago Title. In addition to solicitation by mail, arrangements will be made with brokers and other custodians, nominees and fiduciaries to send proxy materials to their principals and Chicago Title will, upon request, reimburse them for reasonable expenses of so doing. Solicitation of proxies from some Chicago Title stockholders may be made by Chicago Title's officers and regular employees by telephone, facsimile, or in person after the initial solicitation. In addition, Georgeson Shareholder Communications, Inc. has been retained to assist Chicago Title in the solicitation of proxies. Georgeson Shareholder Communications, Inc. may contact Chicago Title stockholders by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials to the beneficial owners of shares of Chicago Title common stock. Georgeson Shareholder Communications, Inc. will receive reasonable and customary compensation for its services (estimated at $25,000), will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

Recommendation of the Chicago Title Board of Directors


     THE CHICAGO TITLE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, DECLARED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE AND DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, CHICAGO TITLE AND THE CHICAGO TITLE STOCKHOLDERS. ACCORDINGLY, THE CHICAGO TITLE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHICAGO TITLE STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER

AGREEMENT AND THE MERGER. See "The Merger -- Chicago Title Reasons for the Merger; Recommendation of the Chicago Title Board of Directors."

MISCELLANEOUS

     It is not expected that any other matter will be brought before the Chicago Title special meeting. If any other matters are properly brought before the Chicago Title special meeting, including a motion to adjourn or postpone such Chicago Title special meeting to another time and/or place for the purpose of, among other things, permitting dissemination of information regarding material developments relating to the merger agreement and the merger, or soliciting additional proxies in favor of the approval of the merger agreement and the merger, the persons named on the accompanying proxy card will vote the shares represented by the proxy upon such matters in their discretion. However, if Chicago Title proposes to adjourn or postpone its special meeting for the purpose of soliciting additional votes in favor of the merger agreement and the merger, and seeks a vote of Chicago Title stockholders on such proposal, proxies that have been voted against the merger agreement and merger (or on which a Chicago Title stockholder has elected to abstain) will not be voted in favor of any adjournment or postponement for the purpose of soliciting additional proxies. Any other proxy will be deemed to have voted "FOR" any such adjournment or postponement proposal. Should the Chicago Title special meeting be reconvened, all proxies will be voted in the same manner as such proxies would have been voted when the Chicago Title special meeting was originally convened, except for proxies effectively revoked or withdrawn prior to the time proxies are voted at the reconvened Chicago Title special meeting.

     CHICAGO TITLE STOCKHOLDERS SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. APPROXIMATELY 25 DAYS PRIOR TO THE ANTICIPATED MERGER COMPLETION DATE, THE EXCHANGE AGENT WILL MAIL TO EACH STOCKHOLDER OF RECORD OF CHICAGO TITLE AS OF FIVE DAYS PRIOR TO SUCH MAILING DATE AN ELECTION FORM AND OTHER TRANSMITTAL MATERIALS TO BE USED BY THE STOCKHOLDER TO ELECT TO RECEIVE CASH OR STOCK OR A COMBINATION OF BOTH FOR HIS OR HER CHICAGO TITLE SHARES.

                                   THE MERGER

     The following describes certain aspects of the proposed merger. Because this discussion is a summary, it may not contain all of the information that is important to you. To understand the merger fully, and for a more complete description of the legal terms of the merger, you are urged to read the merger agreement carefully. A copy of the merger agreement is attached as Appendix A to this document and is incorporated in this document by reference.

GENERAL

     The merger agreement provides for the merger of Chicago Title with and into Fidelity, with Fidelity surviving the merger. The merger will become effective at the effective time in accordance with a certificate of merger to be filed with the Secretary of State of the State of Delaware. It is anticipated that this filing will be made as soon as practicable after the last of the conditions to the merger, as set forth in the merger agreement, has been satisfied or waived.

     When the merger is completed:

     - the separate corporate existence of Chicago Title will terminate;

     - the combined company will be a Delaware corporation named Fidelity National Financial, Inc.;

     - the Certificate of Incorporation and By-laws of Fidelity then in effect will be the certificate of incorporation and by-laws of the combined company;

     - Fidelity, as the surviving corporation, will succeed to all of Chicago Title's assets and liabilities;

     - stockholders of Chicago Title who receive Fidelity common stock in the merger would own approximately 50.1% of the combined company and Fidelity's stockholders the remainder; and

     - Fidelity will increase the size of its board of directors by four and will appoint four persons who are currently directors of Chicago Title and are reasonably acceptable to Fidelity to fill the vacancies.

     We hope to complete this transaction in the first quarter of 2000.

MERGER CONSIDERATION

     In the merger, shares of Chicago Title common stock will be converted into the right to receive merger consideration, consisting of cash, shares of Fidelity common stock or a combination of cash and shares, having a value of $52.00 per share of Chicago Title common stock, except in certain circumstances we describe below. Each Chicago Title stockholder will be permitted to indicate its preference as to the number of shares of Chicago Title common stock it would like to be converted into Fidelity common stock and the number of shares which it would like to be converted into cash. We describe below how the merger consideration will be determined and allocated between cash and shares of Fidelity common stock, as well as a number of factors which may affect the extent to which Chicago Title stockholders will receive Fidelity common stock and/or cash in amounts that are consistent with their election.

     No fractional shares of Fidelity common stock will be issued in the merger. Any fractional share of Fidelity common stock which would otherwise be payable to a Chicago Title stockholder will be settled in cash in an amount equal to the value of such fractional share, based upon the average value of a share of Fidelity common stock during the 30 trading-day period ending two days before the merger, which we will refer to as the "average Fidelity share price."

     General Allocation of Cash and Stock. The total number of shares of Fidelity common stock to be issued in the merger and the total amount of cash to be paid in the merger will not be determined until the time of the merger. An initial allocation of the per share merger consideration between Fidelity shares and cash will be made as follows:

     - The STOCK PORTION of the merger consideration to be issued in respect of each outstanding share of Chicago Title common stock will be a number of shares of Fidelity common stock equal to an exchange ratio, calculated so that the holders of Chicago Title common stock immediately prior to the merger (excluding shares held by dissenting stockholders, shares held by Chicago Title in its treasury and shares held by Fidelity or its affiliates) will receive shares representing 50.1% of the outstanding shares of Fidelity common stock. This exchange ratio is calculated as a fraction, (x) the numerator of which is 1.004, multiplied by the number of outstanding shares of Fidelity common stock immediately prior to the merger and (y) the denominator of which is the number of outstanding shares of Chicago Title common stock immediately prior to the merger (excluding shares held by dissenting stockholders, shares held by Chicago Title in its treasury and shares held by Fidelity or its subsidiaries).


       For example, based on the 27,378,767 shares of Fidelity common stock and the 21,898,070 shares of Chicago Title common stock outstanding as of December 23, 1999, the exchange ratio for the stock portion would be:



  1.004 X 27,378,767  =    1.2553
      21,898,070


     - The CASH PORTION of the merger consideration to be paid in respect of each outstanding share of Chicago Title common stock will be equal to the lesser of (x) $26.00 or (y) $52.00 reduced by the value of the stock portion (valued at the average Fidelity share price).

     - If the sum of the cash portion of the merger consideration and the value of the stock portion is less than $52.00 (based on the average Fidelity share price), then Fidelity will be required to add an amount of ADDITIONAL MERGER CONSIDERATION to make up the difference so that the total value of the merger consideration is $52.00, except in certain circumstances which we describe below. This additional amount may be paid, at Fidelity's option, in cash, additional shares of Fidelity common stock (valued at the average Fidelity share price), or a combination of cash and shares.

     The following table illustrates the application of the above formula and the allocation of the merger consideration on a per share basis at various average Fidelity share prices and based on the exchange ratio for the stock portion as of December 23, 1999. This table is illustrative only of the general allocation of the merger consideration on a per share basis; it does not reflect the actual amounts of cash and stock that will be received by any individual stockholder, which will be determined based on the stockholder's elections and the election of Fidelity to pay additional merger consideration in cash, Fidelity shares or a combination thereof (subject to proration) as to the number of shares that it would like to have converted into cash and/or the number of shares that it would like to have converted into stock.



                                                  ADDITIONAL MERGER
                                                  CONSIDERATION TO
                                                   BE PAID IN CASH     TOTAL VALUE
AVERAGE FIDELITY     VALUE OF        VALUE OF          AND/OR           OF MERGER
  SHARE PRICE      STOCK PORTION   CASH PORTION   FIDELITY SHARES*    CONSIDERATION
----------------   -------------   ------------   -----------------   -------------
     $10.00           $12.55          $26.00           $13.45            $52.00
      11.00            13.81           26.00            12.19             52.00
      12.00            15.06           26.00            10.94             52.00
      13.00            16.32           26.00             9.68             52.00
      14.00            17.57           26.00             8.43             52.00
      15.00            18.83           26.00             7.17             52.00
      16.00            20.08           26.00             5.92             52.00
      17.00            21.34           26.00             4.66             52.00
      18.00            22.60           26.00             3.40             52.00
      19.00            23.85           26.00             2.15             52.00
      20.00            25.11           26.00             0.89             52.00
      21.00            26.36           25.64               --             52.00
      22.00            27.62           24.38               --             52.00
      23.00            28.87           23.13               --             52.00
      24.00            30.13           21.87               --             52.00


---------------

* At average Fidelity share prices below $15.00, assumes Fidelity does not elect to pay a reduced amount of additional merger consideration.



     The above table assumes that, immediately prior to the merger, 27,378,767 shares of Fidelity common stock are outstanding and 21,898,070 shares of Chicago Title common stock are outstanding (the same numbers of shares as were outstanding on December 23, 1999), none of which are held by dissenting Chicago Title stockholders, by Chicago Title in its treasury or by Fidelity or its subsidiaries, and does not consider the effect of the repurchase of shares of Chicago Title common stock by Chicago Title which may be made pursuant to the merger agreement. As we described in the first bullet point above, based on such numbers of shares, the number of shares required to be issued in respect of the stock portion is 1.2553 Fidelity shares. The above table also assumes that Fidelity will elect to pay the amount of additional merger consideration needed to ensure that the value of the merger consideration is equal to $52.00 per share of Chicago Title common stock, even if, as we describe below, it is not required to do so because the average Fidelity share price is less than $15.00.

     Allocation of Cash and Stock if the Average Fidelity Share Price is Less than $15.00. If the average Fidelity share price is less than $15.00, then Fidelity is permitted to elect either to pay additional merger consideration to ensure that the total value of the merger consideration (based on the average Fidelity share price) is $52.00 per Chicago Title share or to pay a reduced amount of additional merger consideration equal to the lesser of:

     - the sum of (a) one-half of the amount of additional merger consideration Fidelity would be required to pay if the average Fidelity share price were $15.00 plus (b) the average Fidelity share price multiplied by a fraction, (x) the numerator of which is one-half of the amount of additional merger consideration Fidelity would be required to pay if the average Fidelity share price were $15.00 and (y) the denominator of which is $15.00, or

     - the average Fidelity share price multiplied by a fraction, (x) the numerator of which is the amount of additional merger consideration Fidelity would be required to pay if the average Fidelity share price were $15.00 and (y) the denominator of which is $13.00.

This reduced amount of additional merger consideration may be paid, at Fidelity's option, in cash, additional shares of Fidelity common stock (valued at the average Fidelity share price), or a combination of cash and shares.


     For example, using the same assumptions as in the preceding table, if the average Fidelity share price were $15.00, the amount of additional merger consideration which Fidelity would be required to pay would be $7.17. The following table illustrates the reduced amount of additional merger consideration that Fidelity could elect to pay at various average Fidelity share prices below $15.00, as well as the total value of the merger consideration at each price.



                                                      REDUCED
                                                    ADDITIONAL
                                                      MERGER
                                                   CONSIDERATION
                                                   TO BE PAID IN     TOTAL VALUE
AVERAGE FIDELITY     VALUE OF        VALUE OF       CASH AND/OR       OF MERGER
  SHARE PRICE      STOCK PORTION   CASH PORTION   FIDELITY SHARES   CONSIDERATION
----------------   -------------   ------------   ---------------   -------------
     $10.00           $12.55          $26.00           $5.52           $44.07
      11.00            13.81           26.00            6.07            45.88
      12.00            15.06           26.00            6.45            47.51
      13.00            16.32           26.00            6.69            49.01
      14.00            17.57           26.00            6.93            50.50
      15.00            18.83           26.00            7.17            52.00


     If Fidelity elects to pay the reduced amount of additional merger consideration, Chicago Title will have the right to terminate the merger agreement. A determination as to whether or not to terminate the merger agreement would be made by the Chicago Title board of directors and would not be submitted for approval by the Chicago Title stockholders.

     Special Allocations for U.S. Federal Income Tax Purposes. Once the amount of the merger consideration and the general allocation of the stock and cash portions of the merger consideration are determined, the parties will determine the total number of shares of Fidelity common stock to be issued as merger consideration and the total amount of cash to be paid as merger consideration, taking into account two additional adjustments. These adjustments are designed to minimize the risk that the merger (a) could adversely affect the tax-free nature of the spin-off of Chicago Title from Alleghany or the spin-off of Alleghany Asset Management from Chicago Title and Trust Company or (b) would not qualify as a reorganization under Section 368(a) of the Internal Revenue Code. See "-- Certain U.S. Federal Income Tax Consequences of the Merger."

     - First, the total amount of shares of Fidelity common stock included in the merger consideration will be increased (and the total amount of cash decreased), if necessary, to ensure that Chicago Title stockholders will own at least 50.1% of Fidelity's outstanding shares of common stock immediately after the merger, plus a percentage equal to the shares issued (and not repurchased) by Chicago Title since the spin-off over the shares of Chicago Title common stock outstanding at the time of the merger, if such adjustment is necessary in order to satisfy certain conditions to the merger relating to the tax-free nature of the Chicago Title and Alleghany Asset Management spin-offs.

     - Then, the total amount of shares of Fidelity common stock included in the merger consideration will be increased (and the total amount of cash decreased), if necessary, to ensure that the value of the shares of Fidelity common stock issued as the stock portion of the merger consideration (excluding fractional shares paid in cash), determined on the basis of the market price for Fidelity common stock as of the date of the merger, is at least equal to 40% of the total value of the merger consideration.

     If either of these two adjustments are required, the aggregate value of the merger consideration payable will be equal to the total value of merger consideration which would otherwise be payable if the adjustments were not made.

     The actual determination of the merger consideration which Fidelity will pay, and the allocation of the cash and/or stock portions of the merger consideration, will depend upon a number of factors which are not determinable as of the date of this joint proxy statement/prospectus. These factors include:

     - the number of shares of Fidelity common stock which are outstanding immediately prior to the merger, which can be affected by repurchases made by Fidelity prior to the merger and by exercises of Fidelity stock options;

     - the number of shares of Chicago Title common stock which are outstanding immediately prior to the merger, which can be affected by repurchases made by Chicago Title and by exercises of Chicago Title stock options;

     - the number of shares of Chicago Title common stock held by Chicago Title as treasury stock or held by Fidelity or its subsidiaries immediately prior to the merger;

     - the number of shares of Chicago Title common stock held by dissenting stockholders who elect to pursue their appraisal rights under Delaware law;

     - the average Fidelity share price and, if the average Fidelity share price is below $15.00, whether Fidelity has chosen to pay merger consideration having a value of less than $52.00 per Chicago Title share; and

     - the actual market price of the Fidelity common stock on the date of the merger.


     The determination of the portion of the merger consideration to be paid in cash and the portion to be paid in Fidelity shares, as well as the elections of other Chicago Title stockholders, will affect the extent to which any individual Chicago Title stockholder will receive stock and/or cash consistent with its election. For example, if the amount of cash which Chicago Title stockholders elect to receive in the merger exceeds the amount of cash which Fidelity is obligated to pay in the merger, all Chicago Title shares with respect to which a cash election was made will be converted into a combination of cash and Fidelity shares. Likewise, if the number of Fidelity shares which Chicago Title stockholders elect to receive in the merger exceeds the number of shares which Fidelity is obligated to issue in the merger, all Chicago Title shares with respect to which a stock election was made will be converted into a combination of Fidelity shares and cash.


     Because stock prices fluctuate, the market price of Fidelity common stock on the date of the merger may be more or less than the average Fidelity share price. Also, the market value of the shares of Fidelity common stock that Chicago Title stockholders receive in the merger may increase or decrease following the merger.


     Share repurchase. Pursuant to the merger agreement, Chicago Title also intends, subject to applicable legal and contractual restraints, to offer to repurchase up to approximately 790,000 outstanding shares of Chicago Title common stock held by Chicago Title's officers, directors and employees, at a cash purchase price equal to the merger consideration paid to Chicago Title stockholders in the merger. The maximum aggregate cost of the repurchase to Chicago Title would be $41.1 million, if all 790,000 shares are tendered and if the merger consideration is $52.00 per Chicago Title share. Chicago Title anticipates that any such repurchases would be made immediately prior to, and contingent upon, the merger.


BACKGROUND OF THE MERGER

     In early March 1999, representatives of Morgan Stanley contacted William P. Foley, II, Chairman and Chief Executive Officer of Fidelity, to inquire whether Fidelity would have an interest in discussing a potential strategic combination with Chicago Title. Mr. Foley indicated he was interested in pursuing such discussions. On March 23, 1999 representatives of Morgan Stanley met with Mr. Foley and certain members of Fidelity's management team in Santa Barbara, California to review publicly available financial data and information regarding Chicago Title and to discuss the other possible terms upon which such a strategic combination might be accomplished. On April 6, 1999, representatives of Morgan Stanley and Fidelity reconvened to discuss alternative transaction structures. On April 6, 1999, Fidelity engaged Morgan Stanley to act as its financial advisor in its analysis of and deliberations over the potential transaction.

     On April 29, 1999, at the invitation of a representative of Delano & Kopperl, Inc., a business consulting firm, John J. Burns, Jr., Chairman of the executive committee of the Chicago Title board of directors and President and chief executive officer of Alleghany and David B. Cuming, Senior Vice President of Alleghany, attended a meeting at the offices of Morgan Stanley in New York with Mr. Foley, Frank P. Willey, President of Fidelity, Patrick F. Stone, Chief Operating Officer of Fidelity, and representatives of Morgan Stanley. At the meeting, Mr. Foley suggested that it might be beneficial to both Fidelity and Chicago Title to consider the possibility of a business combination. Mr. Foley suggested that one form of business combination might involve a merger in which Chicago Title would be acquired by Fidelity.

     Following that initial meeting through the date of the execution of the merger agreement, Fidelity and Chicago Title exchanged information and held due diligence meetings between senior executives of Fidelity and senior executives and directors of Chicago Title in order to refine the terms and conditions of the proposed transaction and Fidelity's strategy for the combined entity.

     On May 27, 1999, the executive committee of the Chicago Title board of directors held a meeting at which Mr. Burns reported on the April 29 meeting and on Fidelity's preliminary acquisition proposal. Both Mr. Burns and John Rau, President and Chief Executive Officer of Chicago Title, recommended to the committee that the proposal should be further explored. The committee authorized Mr. Rau to engage in such discussions with Fidelity and its advisors as would assist the committee in evaluating the acquisition proposal for further action by the Chicago Title board of directors and, in connection with such discussions, to cause Chicago Title to enter into a confidentiality agreement with Fidelity. The committee also determined to engage Merrill Lynch to act as its financial advisor in connection with its assessment of the proposal and its recommendation to the board of directors of Chicago Title regarding the proposal and to engage a major international management consulting firm to assist Chicago Title in assessing the strategic fit with Fidelity, as well as the opportunities for cost savings presented by the possible combination of the two companies.

     On June 9, 1999, a meeting of the executive committee of the Chicago Title board of directors was held at which Mr. Rau updated the committee as to the progress of discussions with Fidelity. After discussion with Merrill Lynch and Chicago Title's outside consultant, the committee decided to schedule a special meeting of the full Chicago Title board of directors to discuss Fidelity's acquisition proposal. On June 14, 1999, representatives of Morgan Stanley met with Fidelity's board of directors to discuss the proposed merger.

     On June 21, 1999, the Chicago Title board of directors held a special meeting at which the board was informed of the initial Fidelity acquisition proposal and of the ongoing discussions between Chicago Title and Fidelity and their respective representatives. Mr. Burns and Mr. Rau commented on the background and development of the proposal and noted that the possible transaction would involve a finder, Delano & Kopperl, Inc. Merrill Lynch discussed the progress of negotiations on terms of the possible transaction. Dewey Ballantine LLP, corporate counsel to Chicago Title, then discussed the fiduciary duties of the Chicago Title board in connection with the possible transaction and certain other legal matters. The board of directors authorized Chicago Title management to proceed with negotiations of the terms of a business combination with Fidelity, and also authorized the engagement of Merrill Lynch as financial advisor to the board of directors in connection with the possible transaction and the engagement of the outside consultants to assist the board of directors in assessing the strategic fit with Fidelity, as well as the opportunities for cost savings presented by the possible combination of the two companies.

     On June 22, 1999, Merrill Lynch was engaged as financial advisor to Chicago Title's board of directors in connection with the possible business combination with Fidelity.

     On June 24, 1999, Fidelity and Chicago Title entered into a confidentiality agreement, and, on June 25, 1999, Chicago Title responded to Fidelity's merger proposal.

     On June 30, 1999, Mr. Foley, Mr. Stone and a representative of Morgan Stanley met with Mr. Rau and a representative of Merrill Lynch to continue negotiations and present the strategies and business rationale for the merger. Throughout July 1999, representatives of Fidelity and Chicago Title and their respective financial advisors continued negotiations in person and by telephone concerning the terms of the merger. These negotiations focused primarily on purchase price, form of merger consideration and employee severance and retention programs.

     On July 12, 1999, the executive committee of the Chicago Title board of directors held a meeting at which it reviewed the status of the possible transaction. The executive committee also considered the presentation of Chicago Title's outside consultant regarding the strategic fit with Fidelity and the opportunities for cost savings presented by the possible combination of the two companies.

     On July 23, 1999, representatives of Fidelity and Chicago Title agreed, subject to the completion of their diligence reviews of one another's businesses, the negotiation of a mutually acceptable definitive merger agreement and the approvals of the Fidelity and Chicago Title boards of directors, that the amount of the merger consideration would be $52.00 per share of Chicago Title common stock, payable in a combination of cash and shares of Fidelity common stock. Discussion of the allocation of the merger consideration between cash and shares of Fidelity common stock continued, with the understanding that the preferred allocation would be 50% cash and 50% stock, such allocation to be adjusted so that the tax-free nature of the June 1998 distributions of Chicago Title by Alleghany and of Alleghany Asset Management by Chicago Title and Trust Company would not be adversely affected and that the merger would qualify as a tax-free reorganization for purposes of the Internal Revenue Code.

     On July 23, 1999, counsel for Chicago Title provided Fidelity with a draft of the merger agreement. Fidelity's counsel provided Fidelity's initial responses to the draft merger agreement to Chicago Title on July 26, 1999. On July 27, 1999, a meeting of the Chicago Title board of directors was held. At that meeting, the directors were updated as to the developments regarding the proposed business combination with Fidelity which had occurred since the special meeting of the board of directors held on June 21, 1999. Mr. Rau informed the board of the meeting of the executive committee of the board which had been held on July 12 to review the status of the transaction at that time. Dewey Ballantine reviewed the terms and conditions of the proposed merger agreement, as well as remaining open issues. The Chicago Title board also consulted with Merrill Lynch, and with its outside consultant regarding the strategic fit with Fidelity and the opportunities for cost savings presented by the possible combination of the two companies. At the conclusion of the July 27 meeting, the Chicago Title board authorized Chicago Title management to continue discussions with Fidelity regarding a possible merger.

     From July 28 through July 31, 1999, representatives from all parties met in Chicago to complete their due diligence reviews, and negotiation of the definitive merger agreement continued.

     On July 30, 1999, a story appeared in the Los Angeles Times reporting that Fidelity and Chicago Title were in merger negotiations. In response to a request from the NYSE, Fidelity and Chicago Title confirmed they were in discussions concerning a possible business combination. Representatives of Fidelity and Chicago Title continued negotiation of the merger agreement on July 31, 1999 and August 1, 1999.

     On August 1, 1999, a meeting of Fidelity's board of directors was held wherein Mr. Foley described the proposed merger, summarized Chicago Title's business and various rationales for the transaction, and gave an overview of Fidelity's due diligence review of Chicago Title. Morgan Stanley presented its fairness opinion and described for and discussed with the Fidelity board the analyses it conducted in reaching its conclusion. Thereafter, following further discussion, the Fidelity board, by the affirmative vote of all directors present, approved the merger agreement and the merger, declared that the merger agreement and the merger were advisable, and determined that the merger was fair to, and in the best interest of, Fidelity and its stockholders.

     At a meeting held on August 1, 1999, Mr. Rau provided the Chicago Title board with a summary of the merger discussions with Fidelity and the various rationales for and the contemplated benefits of the proposed merger, as well as an overview of Chicago Title's due diligence review of Fidelity. During the meeting, Merrill Lynch delivered its oral opinion to the Chicago Title board of directors, subsequently confirmed in writing, that as of that date and based on the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the holders of Chicago Title common stock in connection with the merger was fair from a financial point of view to those stockholders, other than Fidelity and its affiliates. Dewey Ballantine made a presentation on the terms and conditions of the merger agreement and updated the board as to how open issues had been resolved. Dewey Ballantine also reviewed with the board its fiduciary duties under Delaware law. Following further discussion, Chicago Title's board, by the affirmative vote of all directors present, approved the merger agreement and the merger, declared that the merger agreement and the merger were advisable, and determined that the merger was fair to, and in the best interest of, Chicago Title and its stockholders. Each of Fidelity and Chicago Title then executed the merger agreement, and Fidelity issued a press release announcing the execution of the merger agreement on August 1, 1999.

FIDELITY REASONS FOR THE MERGER; RECOMMENDATION OF THE FIDELITY BOARD OF
DIRECTORS

     In reaching its determination to recommend approval and adoption of the merger agreement and the merger, the Fidelity board of directors considered a number of factors, including the following:

     - The current status of Fidelity's business, operations, financial condition, earnings and prospects, and current industry, economic and market conditions.

     - The consistency of the merger with Fidelity's long-term business strategies.

     - The expectation that the merger would result in synergies for the two companies' operations, including giving the two companies access to each other's distribution network which would enable their products to expand beyond their current market.


     - The expectation that the merger will yield annualized pre-tax savings of $65 million to $75 million within the first 12 months after the merger and recurring annual pre-tax expense savings of approximately $100 million.


     - The business, operations, financial condition, earnings and prospects of Chicago Title, and current industry, economic and market conditions. In making its determination, the Fidelity board of directors took into account the fact that senior management of Fidelity had performed a due diligence review of Chicago Title's business.

     - The belief that the combined company's expected strong credit position will provide the combined company with enhanced opportunities to market Fidelity's financial products and less costly access to the capital markets relative to Fidelity on a stand-alone basis.

     - The anticipated financial impact of the proposed transaction on the combined company's future financial performance and on Fidelity stockholders.

     - The complementary nature of the two companies' businesses and the belief of senior management that Fidelity and Chicago Title possess complementary skills and assets.

     - The structure of the merger and the terms of the merger agreement, including the fact that the merger is intended to qualify as a reorganization under Section 368 of the Internal Revenue Code.

     - Morgan Stanley's financial and strategic analyses and presentation to the Fidelity board of directors on August 1, 1999 as well as the opinion of Morgan Stanley that, as of August 1, 1999, and subject to the assumptions made, matters considered and limitations on the review undertaken, the merger consideration to be paid by Fidelity pursuant to the merger agreement is fair from a financial point of view to Fidelity. See
       "-- Opinion of Fidelity's Financial Advisor" below.

     - The opportunity for Fidelity stockholders to participate in a larger, more diversified title insurance and financial products and services company.

     The discussion above addresses the material factors considered by the Fidelity board of directors in its consideration of the merger. In view of the variety of factors and the amount of information considered, the Fidelity board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the Fidelity board of directors may have given different weights to different factors.

     THE FIDELITY BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, DECLARED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE AND DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, FIDELITY AND THE FIDELITY STOCKHOLDERS. ACCORDINGLY, THE FIDELITY BOARD UNANIMOUSLY RECOMMENDS THAT THE FIDELITY STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER AND THE ISSUANCE OF SHARES OF FIDELITY COMMON STOCK IN THE MERGER AND "FOR" APPROVAL OF THE PROPOSAL TO INCREASE THE AUTHORIZED SHARES OF FIDELITY COMMON STOCK TO 100,000,000.


CHICAGO TITLE REASONS FOR THE MERGER; RECOMMENDATION OF THE CHICAGO TITLE BOARD OF DIRECTORS

     In reaching its determination to recommend approval and adoption of the merger agreement and the merger, the Chicago Title board of directors consulted with Chicago Title management, as well as with its financial advisor, Merrill Lynch, and an outside consultant, and considered a number of factors, including the following:

     - The terms and conditions of the proposed merger, including the premium to be paid (if Fidelity pays merger consideration having an aggregate value of $52.00 per share of Chicago Title common stock and does not exercise any right it may have to pay merger consideration having a value of less than $52.00 per share of Chicago Title common stock, such premium would equal approximately 42% based on the closing price of Chicago Title's shares on July 29, 1999, the last trading day before Fidelity and Chicago Title announced that we were holding discussions on a possible merger).

     - The expectation that the transaction would provide tax deferral to Chicago Title stockholders who receive shares of Fidelity common stock in the merger.

     - The fact that the merger would allow Chicago Title stockholders, if they so elect, and subject to the allocation procedures contained in the merger agreement, to retain an equity interest in the combined corporation.

     - The anticipated benefits of the merger for Chicago Title's core businesses as a result of the financial, marketing and distribution advantages that will result from a combination with Fidelity.

     - The business, operations, financial condition, earnings and prospects of each of Chicago Title and Fidelity. In making its determination, the Chicago Title board of directors took into account the fact that senior management of Chicago Title, with the assistance of outside consultants, had performed a due diligence review of Fidelity's business.

     - The likelihood of obtaining required regulatory approvals and financing required to pay the cash portion of the merger consideration.

     - The terms and conditions of the merger agreement, including:

          - that Chicago Title may provide information to and negotiate with unsolicited bidders, if the Chicago Title board determines a bid is, or could reasonably be expected to result in, a superior proposal;

          - that prior to obtaining the Chicago Title stockholder vote, Chicago Title may terminate the merger agreement to accept a superior proposal for a competing transaction;

          - that Chicago Title could be obligated to pay Fidelity a termination fee of $34.1 million; and

          - that while the termination fee provisions of the merger agreement could have the effect of discouraging alternative proposals for a business combination with Chicago Title, it would not preclude bona fide alternative proposals and that the size of the termination fee was reasonable in light of the size and benefits of the transaction. See "The Merger Agreement -- Termination Fee Payable by Chicago Title" for a description of the termination fee provisions of the merger agreement.

     - The impact of the merger on employees and customers served by Chicago Title following the merger.

     - The non-financial terms of the transaction, including the fact that Chicago Title is expected to be operated separately within the Fidelity corporate group and that four directors of Chicago Title would become directors of Fidelity.

     - The complementary nature of the two companies' businesses and the belief of senior management that Chicago Title and Fidelity possess complementary skills and assets.

     - That there are risks associated with obtaining the necessary financing and regulatory approvals, and as a result of certain conditions to the completion of the merger, it is possible that the merger may not be completed even if approved by stockholders. See "The Merger
       Agreement -- Conditions to the Merger."

     - The fact that following announcement of the merger agreement, Chicago Title's relationships with employees, agents and customers might be negatively affected because of uncertainty surrounding Chicago Title's future status and direction.

     - The fact that the executive officers and directors of Chicago Title may be deemed to have interests in the proposed merger that are different from and in addition to the interests of Chicago Title stockholders generally. See "-- Interests of Certain Persons in the Merger" below.

     - The opinion, dated August 1, 1999, of Merrill Lynch as to the fairness, from a financial point of view, of the consideration to be received by the holders of Chicago Title common stock (other than Fidelity and its affiliates) in the merger. See "-- Opinion of Chicago Title's Financial Advisor" below.

     The discussion above addresses the material factors considered by the Chicago Title board of directors in its consideration of the merger. In view of the variety of factors and the amount of information considered, the Chicago Title board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the Chicago Title board of directors may have given different weights to different factors. For a discussion of the interests of certain members of Chicago Title's management and the Chicago Title board of directors in the merger, see "-- Interests of Certain Persons in the Merger" below.


     THE CHICAGO TITLE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, DECLARED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE AND DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, CHICAGO TITLE AND THE CHICAGO TITLE STOCKHOLDERS. ACCORDINGLY, THE CHICAGO TITLE BOARD UNANIMOUSLY RECOMMENDS THAT THE CHICAGO TITLE STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

OPINION OF FIDELITY'S FINANCIAL ADVISOR

     In a letter agreement dated April 6, 1999, Fidelity retained Morgan Stanley to provide financial advisory services, including the rendering of a financial opinion in connection with the merger based on Morgan Stanley's qualifications, expertise and reputation. At a meeting of Fidelity's board of directors on August 1, 1999, Morgan Stanley rendered its oral opinion to Fidelity's board, and subsequently confirmed in writing, that, as of August 1, 1999, based upon and subject to the considerations set forth in the opinion, the merger consideration to be paid by Fidelity pursuant to the merger agreement was fair to Fidelity from a financial point of view.

     THE FULL TEXT OF MORGAN STANLEY'S WRITTEN OPINION, DATED AS OF AUGUST 1, 1999, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B TO THIS JOINT PROXY STATEMENT/PROSPECTUS. FIDELITY STOCKHOLDERS SHOULD READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. THE OPINION IS DIRECTED TO FIDELITY'S BOARD OF DIRECTORS, ADDRESSES ONLY THE FAIRNESS OF THE MERGER CONSIDERATION TO BE PAID BY FIDELITY FROM A FINANCIAL POINT OF VIEW, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR CONSTITUTE A RECOMMENDATION TO ANY FIDELITY STOCKHOLDER AS TO HOW TO VOTE AT THE FIDELITY SPECIAL MEETING. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     In connection with rendering its opinion, Morgan Stanley:

     - reviewed certain publicly available financial statements and other information of Chicago Title and Fidelity;

     - reviewed certain internal financial statements and other financial and operating data concerning Chicago Title prepared by the management of Chicago Title;

     - reviewed certain financial projections prepared by the management of Chicago Title;

     - discussed the past and current operations and financial condition and the prospects of Chicago Title, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Chicago Title;

     - discussed the past and current operations and financial condition and the prospects of Chicago Title with senior executives of Fidelity;

     - reviewed certain internal financial statements and other financial and operating data concerning Fidelity prepared by the management of Fidelity;

     - reviewed certain financial projections prepared by the management of Fidelity;

     - discussed the past and current operations and financial condition and the prospects of Fidelity, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Fidelity;

     - reviewed with senior executives of Fidelity the pro forma impact of the merger on Fidelity's earnings per share, consolidated capitalization and financial ratios;

     - reviewed the reported prices and trading activity for Chicago Title's common stock and Fidelity's common stock;

     - compared the financial performance of Chicago Title and the prices and trading activity of Chicago Title common stock with those of certain other comparable publicly traded companies and their securities;

     - compared the financial performance of Fidelity and the prices and trading activity of Fidelity common stock with those of certain other comparable publicly traded companies and their securities;

     - reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     - participated in discussions and negotiations among representatives of Chicago Title and Fidelity and their financial and legal advisors;

     - reviewed the draft merger agreement and certain related documents; and

     - performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

     Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information it reviewed for the purposes of its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Chicago Title and Fidelity. Morgan Stanley also relied upon, without independent verification, the assessment of Fidelity of the strategic, financial and operational benefits expected to result from the merger. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement, including, among other things, that the merger will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code and that the merger will not be effected in a manner that would cause Fidelity to incur any material obligations to Alleghany pursuant to the tax sharing agreement between Chicago Title and Alleghany, dated as of June 17, 1998. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of Chicago Title, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, August 1, 1999.

     The following is a brief summary of certain analyses performed by Morgan Stanley in connection with its opinion. These summaries include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

     Public Trading Multiple Analysis of Chicago Title. Using publicly available information, Morgan Stanley performed an analysis comparing Chicago Title's current trading value and the implied multiples for a variety of operating statistics to those of selected publicly traded companies that share certain characteristics with Chicago Title. In particular, Morgan Stanley focused on the following companies:

     - Fidelity

     - First American Financial Corporation

     - LandAmerica Financial Group, Inc.

     - Old Republic International Corporation

     - Stewart Information Services Corporation

     Morgan Stanley reviewed financial information including the price-to-forecasted-earnings multiples for calendar years 1999 and 2000. The financial information was based on a compilation of earnings projections by securities research analysts. The tables below summarize these analyses and the relevant statistics for Chicago Title as of July 29, 1999.

                                                         LOW           HIGH
                                                         ---           ----
COMPARABLE COMPANIES:
  Price to Forecasted 1999 Earnings....................  5.7x          8.9x
  Price to Forecasted 2000 Earnings....................  5.8           8.2
CHICAGO TITLE:
  Price to Forecasted 1999 Earnings....................         7.8x
  Price to Forecasted 2000 Earnings....................         7.5

     Morgan Stanley applied these multiples from the comparable companies to Chicago Title's corresponding financial statistics to arrive at a range of per share equity values for Chicago Title. Using this methodology, Morgan Stanley observed that the implied value per share of Chicago Title common stock ranged from $32.38 to $40.75 without a control premium, and $42.09 to $57.05 with a 30-40% control premium. Morgan Stanley further observed that, based on the same methodology, and including assumed operational benefits from the merger prepared by Fidelity's management, that the implied value per share of Chicago Title common stock ranged from $50.64 to $63.74 without a control premium. Morgan Stanley noted that the merger consideration contemplated by the merger agreement was $52.00 per share. No company considered in the foregoing analysis is identical to Chicago Title. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Fidelity or Chicago Title, such as the impact of competition on Chicago Title and the industry generally, industry growth rates and the absence of any adverse material change in the financial condition and prospects of Chicago Title and the title insurance industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

     Selected Transaction Analysis. Using publicly available information, Morgan Stanley examined the terms of certain transactions involving acquisitions of companies in businesses that possessed similar characteristics to the business of Chicago Title. These transactions included Fidelity's prior acquisition of Alamo Title, Lawyers Title Corporation's acquisition of Commonwealth Land Title Insurance Company and a number of other transactions involving the acquisition of insurance companies. Based on this review, Morgan Stanley selected a range of implied values per share equal to 11.0-13.0 times last twelve months earnings. Applying this range to Chicago Title's last twelve months earnings produced an implied value per share for Chicago Title common stock of between $55.48 and $65.57. No transaction utilized in the analysis of selected precedent transactions is identical to the merger in timing and size, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics of Chicago Title and other factors that would affect the acquisition value of the companies to which it is being compared. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Fidelity or Chicago Title, such as the impact of competition on Chicago Title and the title insurance industry generally, industry growth rates and the absence of any adverse material change in the financial condition and prospects of Chicago Title and the title insurance industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected transaction data.

     Discounted Cash Flow Analysis of Chicago Title. Morgan Stanley performed a discounted cash flow analysis for Chicago Title based upon publicly available information, equity research estimates and financial projections provided by Chicago Title's management (the "research case"). In addition, Morgan Stanley conducted a discounted cash flow analysis for Chicago Title based upon publicly available information and equity research estimates, but incorporated a lower long-term growth rate (the "adjusted research case"). Separate analyses were prepared by Morgan Stanley using each of the two sets of financial forecasts.

     Morgan Stanley performed a discounted cash flow analysis utilizing calculated unlevered free cash flows, defined as net income plus the aggregate of depreciation and amortization, other non-cash expenses and after-tax interest expense less the sum of capital expenditures and investment in noncash working capital. Morgan Stanley calculated terminal values by applying a range of multiples from 6.0x to 8.0x to last twelve months net income. The cash flow streams and terminal values were then discounted to the present using an estimates range of the weighted average cost of capital for Chicago Title of 10.0% to 12.0%. Morgan Stanley performed its analysis both including and excluding assumed operational benefits from the transaction prepared by Fidelity's management. The results of this analysis are summarized in the table below.

CASE                                                          ESTIMATED VALUE PER SHARE
----                                                          -------------------------
Research case -- without operational benefits...............       $57.03 - $66.14
Research case -- with operational benefits..................       $75.47 - $87.58
Adjusted research case -- without operational benefits......       $42.97 - $49.24
Adjusted research case -- with operational benefits.........       $61.56 - $70.69

     Fidelity Comparable Company Analysis. Using publicly available information, Morgan Stanley performed an analysis comparing Fidelity's current trading value and the implied multiples for a variety of operating statistics, both historical and projected, to those of selected publicly traded companies possessing similar characteristics with Fidelity. In particular, Morgan Stanley focused on the following companies:

     - Chicago Title

     - First American Financial Corporation

     - LandAmerica Financial Group, Inc.

     - Old Republic International Corporation

     - Stewart Information Services Corporation

     Morgan Stanley reviewed financial information including the price-to-forecasted-earnings multiples for calendar years 1999 and 2000. The financial information was based on a compilation of earnings projections by securities research analysts. The tables below summarize these analyses and the relevant statistics for Fidelity as of July 29, 1999.

                                                         LOW            HIGH
                                                         ----           ----
COMPARABLE COMPANIES:
  Price to Forecasted 1999 Earnings....................   5.7x           8.9x
  Price to Forecasted 2000 Earnings....................   5.8            8.2
FIDELITY:
  Price to Forecasted 1999 Earnings....................          6.2x
  Price to Forecasted 2000 Earnings....................          6.3

     Morgan Stanley applied these multiples and percentages from the comparable companies to Fidelity's corresponding financial statistics to arrive at a range of per share equity values for

Fidelity. Using this methodology, Morgan Stanley observed that the implied value per share of Fidelity common stock ranged from $16.83 to $21.06. No company used in the foregoing analysis is identical to Fidelity. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Fidelity, such as the impact of competition on Fidelity and the title insurance industry generally, industry growth rates and the absence of any adverse material change in the financial condition and prospects of Fidelity or the title insurance industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

     Fidelity Discounted Cash Flow Analysis. Morgan Stanley performed a discounted cash flow analysis for Fidelity based upon publicly available information, equity research estimates and financial projections provided by Fidelity's management (the "research case"). In addition, Morgan Stanley conducted a discounted cash flow analysis for Fidelity based upon publicly available information and equity research estimates, but incorporated a lower long-term growth rate (the "adjusted research case"). Separate analyses were prepared by Morgan Stanley using each of the two sets of financial forecasts. Morgan Stanley performed a discounted cash flow analysis utilizing calculated unlevered free cash flows, and calculated terminal values by applying a range of multiples from 6.0x to 8.0x to last twelve months net income. The cash flow streams and terminal values were then discounted to the present using an estimates range of the weighted average cost of capital for Fidelity of 10.0% to 12.0%. The results of this analysis is summarized in the table below.

CASE                                                          ESTIMATED VALUE PER SHARE
----                                                          -------------------------
Research case...............................................       $28.86 - $33.52
Adjusted research case......................................       $21.74 - $25.01

     Pro Forma Analysis of the Merger. Morgan Stanley analyzed the pro forma impact of the merger on Fidelity's earnings per share ("EPS") for each of the fiscal years ending 2000, 2001 and 2002. The analysis was performed utilizing securities research analysts' estimates for Fidelity and Chicago Title and incorporated assumed operational benefits anticipated from the merger prepared by Fidelity's management. Based on these forecasts and assuming the achievement of the assumed benefits, the merger is expected to be accretive to Fidelity's EPS in each of the years examined.

     Morgan Stanley performed a variety of financial and comparative analyses for purposes of delivering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Morgan Stanley believes that the analyses summarized above must be considered as a whole and that selecting portions thereof, without considering all the analyses, would create an incomplete view of the process underlying Morgan Stanley's analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley's view of the actual value of Fidelity or Chicago Title.

     Further, in performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Fidelity or Chicago Title. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as a part of Morgan Stanley's analysis of the fairness to Fidelity from a financial point of view of the merger consideration to be paid pursuant to the merger agreement and were conducted in connection with the delivery of Morgan Stanley's opinion, dated August 1, 1999, to Fidelity's board of directors. Morgan Stanley's analyses do not purport to be appraisals of or to reflect the prices at which shares of Chicago Title's common stock might actually trade. The merger consideration was determined through arm's-length negotiations between Fidelity and Chicago Title and was approved by Fidelity's board of directors. Morgan Stanley did not recommend any specific merger consideration to Fidelity or specify any merger consideration as constituting the only appropriate consideration for the merger.

     In addition, as described above, Morgan Stanley's opinion and presentation to Fidelity's board of directors was one of many factors taken into consideration by the board in making its determination to recommend adoption of the merger agreement. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of Fidelity's board or management with respect to the value of Chicago Title, or as indicative of whether Fidelity's board would have been willing to agree to differently constituted merger consideration or merger consideration in a different amount.

     Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time or from time to time hold long or short positions, trade or otherwise effect transactions, for its own account or for the account of customers, in the securities of Fidelity or Chicago Title.

     Pursuant to an engagement letter, dated April 6, 1999, between Fidelity and Morgan Stanley, Fidelity agreed to pay to Morgan Stanley a fee of approximately $5,250,000 and to reimburse Morgan Stanley for its expenses incurred in performing the services described above. Fidelity also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Morgan Stanley's engagement and any related transactions. Morgan Stanley may receive additional fees for providing financing services to Fidelity in connection with the merger.

OPINION OF CHICAGO TITLE'S FINANCIAL ADVISOR

     On August 1, 1999, at a special meeting of the Board of Directors of Chicago Title, Merrill Lynch delivered its oral opinion that, as of that date and based on the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the holders of Chicago Title common stock in the merger was fair from a financial point of view to those holders, other than Fidelity and its affiliates. Merrill Lynch subsequently confirmed its oral opinion by delivery of its written opinion dated August 1, 1999.

     THE FULL TEXT OF THE MERRILL LYNCH OPINION, WHICH STATES THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY MERRILL LYNCH IN RENDERING ITS OPINION, IS INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AS APPENDIX C AND IS INCORPORATED BY REFERENCE INTO THIS JOINT PROXY STATEMENT/PROSPECTUS. THE MERRILL LYNCH OPINION IS FOR THE USE AND BENEFIT OF THE CHICAGO TITLE BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO THE HOLDERS OF CHICAGO TITLE COMMON STOCK, OTHER THAN FIDELITY AND ITS AFFILIATES, OF THE CONSIDERATION TO BE RECEIVED IN THE MERGER. THE MERRILL LYNCH OPINION DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY

CHICAGO TITLE TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF CHICAGO TITLE COMMON STOCK AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE PROPOSED MERGER. THE MERRILL LYNCH OPINION DOES NOT EXPRESS AN OPINION AS TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED IN CONNECTION WITH THE MERGER IF THE AVERAGE PRICE OF FIDELITY COMMON STOCK FALLS BELOW $15.00 PER SHARE AND FIDELITY CHOOSES TO PAY MERGER CONSIDERATION HAVING A VALUE OF LESS THAT $52.00 PER SHARE OF CHICAGO TITLE COMMON STOCK. THE MERRILL LYNCH OPINION ALSO DOES NOT EXPRESS ANY OPINION AS TO THE PRICES AT WHICH THE SHARES OF COMMON STOCK OF CHICAGO TITLE OR FIDELITY WILL TRADE FOLLOWING THE ANNOUNCEMENT OF THE MERGER OR THE PRICES AT WHICH THE COMMON STOCK OF FIDELITY WILL TRADE FOLLOWING CONSUMMATION OF THE MERGER. THIS DESCRIPTION OF THE MERRILL LYNCH OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERRILL LYNCH OPINION. HOLDERS OF CHICAGO TITLE COMMON STOCK ARE URGED TO, AND SHOULD, READ THE MERRILL LYNCH OPINION CAREFULLY AND IN ITS ENTIRETY.

     In arriving at the Merrill Lynch opinion, Merrill Lynch, among other things:

     1. reviewed certain publicly available business and financial information relating to Chicago Title and Fidelity that Merrill Lynch deemed to be relevant;

     2. reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Chicago Title and Fidelity, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the merger, furnished to Merrill Lynch by Chicago Title and Fidelity, respectively;

     3. conducted discussions with members of senior management and representatives of Chicago Title and Fidelity concerning the matters described in items (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the merger and the expected cost savings and related expenses and synergies of the merger;

     4. reviewed the market prices and valuation multiples for the shares of Chicago Title common stock and Fidelity common stock and compared them with those of certain publicly available companies that Merrill Lynch deemed to be relevant;

     5. reviewed the results of operations of Chicago Title and Fidelity and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

     6. compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

     7. participated in discussions and negotiations among representatives of Chicago Title and Fidelity and their financial and legal advisors;

     8.  reviewed the potential pro forma impact of the merger;

     9.  reviewed a draft dated July 31, 1999 of the merger agreement; and

     10. reviewed such other financial studies and analyses and took into account such other matters that Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and it did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of Chicago Title or Fidelity and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Chicago Title or Fidelity. With respect to the financial forecasts and the information regarding the expected cost savings and related expenses and synergies of the merger furnished to or discussed with Merrill Lynch by Chicago Title and Fidelity, Merrill Lynch assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of Chicago Title's or Fidelity's management as to the expected future financial performance of Chicago Title or Fidelity, as the case may be, and as to the expected cost savings and related expenses and synergies of the merger. Merrill Lynch further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles, that it will qualify as a tax-free reorganization for U.S. federal income tax purposes and that it will not adversely affect the treatment for U.S. federal income tax purposes of the distribution of shares of common stock of Chicago Title by Alleghany Corporation in 1998. Merrill Lynch also assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by it.

     The Merrill Lynch opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to, discussed with or reviewed by or for Merrill Lynch as of the date of its opinion. For purposes of rendering its opinion, Merrill Lynch assumed that the merger will be consummated substantially in accordance with the terms set forth in the merger agreement, including in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement and all related documents and instruments are true and correct, that each party to the merger agreement and all related documents and instruments will perform all of the covenants and agreements required to be performed by such party under such documents, and that all conditions to the consummation of the merger will be satisfied without waiver. Merrill Lynch also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the merger. In connection with the preparation of the Merrill Lynch opinion, Merrill Lynch was not authorized by Chicago Title to solicit, nor did Merrill Lynch solicit, third party indications of interest for the acquisition of all or any part of Chicago Title.

     Set forth below is a brief summary of the analyses performed by Merrill Lynch in connection with the preparation of its opinion. These descriptions of financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Merrill Lynch, the tables must be read together with the text of each description. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

Chicago Title

     Implied Transaction Values. Merrill Lynch reviewed the trading price for Chicago Title common stock and compared it with the merger consideration of $52.00 per share. This analysis indicated that the merger consideration represented a premium of 41.7% over the market price of Chicago Title common stock of $36.69 per share at the close of business on July 29, 1999, which was the last closing price prior to the announcement of discussions between Chicago Title and Fidelity.

     Selected Publicly Traded Comparable Companies Analysis. Merrill Lynch compared certain financial data relating to Chicago Title to six publicly traded title insurance corporations:

     - Fidelity,

     - Old Republic International Corp.,

     - First American Financial Corp.,

     - LandAmerica Financial Group, Inc.,

     - Stewart Information Services Corporation, and

     - Investors Title Company.

     These comparable companies were chosen because they are publicly traded companies with operations that for purposes of this analysis may be considered reasonably similar to the operations of Chicago Title. For each of these comparable companies and Chicago Title, Merrill Lynch calculated the market price per share of common stock to estimated 1999 earnings, 2000 earnings and 2001 earnings, each referred to in this section as the 1999 P/E multiple, the 2000 P/E multiple and the 2001 P/E multiple, respectively, and to GAAP book value as of June 30, 1999.

     For purposes of calculating the P/E multiples of the comparable companies, Merrill Lynch used the closing price per share of their common stock on July 30, 1999, except for Chicago Title and Fidelity, for which Merrill Lynch utilized the closing price on July 29, 1999, and their estimated earnings per share or "EPS" as reported by First Call Corporation as of July 30, 1999. The following table sets forth information concerning the range of P/E multiples and multiples to GAAP book value of the comparable companies (other than Old Republic International) and Chicago Title:

                                     COMPARABLE COMPANIES
                                        MULTIPLE RANGE
                                 -----------------------------
                                 LOW    MEDIAN    MEAN    HIGH    CHICAGO TITLE
                                 ---    ------    ----    ----    -------------
1999 P/E.......................  5.9x    7.6x     7.3x    9.3x         7.7x
2000 P/E.......................  4.2     6.3      6.4     8.6          7.5
2001 P/E.......................  3.9     5.6      5.7     7.8          6.6
GAAP Book Value 6/30/99........  0.6     1.2      1.0     1.4          1.7

     Merrill Lynch calculated implied equity values per share of the comparable companies by applying the above multiples to net operating income, excluding non-recurring items and realized capital gains or losses. Merrill Lynch also calculated implied equity values per share adding a 30% control premium as determined in the following section. The following table presents the range of equity values per share based on these analyses:

                                                                IMPLIED EQUITY VALUE
                                        IMPLIED EQUITY VALUE     PER SHARE WITH 30%
                                             PER SHARE            CONTROL PREMIUM
                                        --------------------    --------------------
                                          LOW         HIGH        LOW         HIGH
                                        --------    --------    --------    --------
1999 P/E..............................   $28.19      $44.32      $36.65      $57.62
2000 P/E..............................    20.51       42.23       26.67       54.90
2001 P/E..............................    21.80       42.86       28.34       55.72
GAAP Book Value 6/30/99...............    12.98       31.11       16.87       40.44

     Control Premium Analysis. Merrill Lynch compared the premium paid over the trading price for mergers during 1998 and 1999 of companies valued at $750 million to $1.5 billion, as of one day, one week and one month prior to the announcement of the transactions. The following table represents the range of such premiums:

                                                 PREMIUM TO TRADING PRICE
                                             --------------------------------
                                             ONE DAY    ONE WEEK    ONE MONTH
                                             -------    --------    ---------
ALL TRANSACTIONS SINCE JANUARY 1998
Mean.......................................   24.9%       31.6%       33.8%
Median.....................................   16.2        21.0        26.1
ALL TRANSACTIONS SINCE JANUARY 1998
  (EXCLUDING 100% STOCK TRANSACTIONS)
Mean.......................................   21.9%       29.5%       31.7%
Median.....................................   18.4        21.0        30.2

     Selected Acquisitions Analysis. Using publicly available information, Merrill Lynch analyzed information relating to two title insurance industry acquisitions that Merrill Lynch deemed relevant in the evaluation of the merger. For the selected comparable transactions, Merrill Lynch calculated multiples of equity values at the time of the announcement of such transactions based on the consideration to be paid in such transactions to trailing net operating income and book value. The following table represents the results of Merrill Lynch's calculations:

                                                                               EQUITY VALUE -- GAAP
                                                                     ----------------------------------------
                                                                                      TRAILING
ANNOUNCED DATE             ACQUIROR                TARGET            EQUITY VALUE       NOI        BOOK VALUE
--------------         -----------------   -----------------------   ------------   ------------   ----------
August 21, 1997        Lawyers Title       Commonwealth Land Title      $649.3          25.7x         2.37x
May 7, 1998            Fidelity National   Alamo Title Holding            79.4          18.9          1.88

     Merrill Lynch calculated imputed equity values per share of common stock of Chicago Title by utilizing two different methods: (1) by applying the foregoing multiples to the trailing net operating income and book value of Chicago Title, and (2) by applying adjusted multiples to the trailing net operating income of Chicago Title. The adjusted multiples reflect the difference between current multiples and the mean price/trailing operating earnings at the time the above transactions were announced. Merrill Lynch derived the adjusted multiples by calculating the premium paid based on the title insurance industry mean price/trailing EPS at the time the above transactions were announced and applying such premium to the current title insurance industry mean price/trailing operating earnings. The following table reflects the foregoing calculations:

                                                               IMPUTED CHICAGO TITLE
                                                                  VALUE PER SHARE
                                                             --------------------------
                                                             TRAILING NOI    BOOK VALUE
                                                             ------------    ----------
IMPUTED CHICAGO TITLE VALUATION ANALYSIS --
  BASED ON ANNOUNCED MULTIPLES
  Commonwealth Land Title................................      $128.76         $52.09
  Alamo Title Holding....................................        94.69          41.32
IMPUTED CHICAGO TITLE VALUATION ANALYSIS --
  BASED ON ADJUSTED EARNINGS MULTIPLES
  Commonwealth Land Title................................      $ 96.08         $52.09
  Alamo Title Holding....................................        54.28          41.32

     Discounted Dividend Analysis. Merrill Lynch performed a discounted dividend analysis based on First Call Corporation median consensus EPS estimates as of July 30, 1999 assuming a 10% growth rate in assets and a 10% growth rate in earnings with distributable dividends in excess of a target tangible equity/total assets ratio.

     Merrill Lynch calculated implied equity values per share of Chicago Title common stock by utilizing discount rates ranging from 11.0% to 14.0% and terminal value multiples of estimated 2005 net income ranging from 6.0x to 10.0x. Merrill Lynch arrived at these discount rates based on its judgment of the weighted average cost of equity of selected publicly traded title insurance companies, and arrived at these terminal multiples based on its review of the trading characteristics of the common stock of selected publicly traded title insurance companies and of comparable acquisitions of selected title insurance companies. The following table represents the implied equity values per share of Chicago Title common stock:

                                                       VALUE PER SHARE
                                                  --------------------------
DISCOUNT RATE                                      6.0x      8.0x     10.0x
-------------                                     ------    ------    ------
11.0%...........................................  $36.49    $45.15    $53.80
12.0%...........................................   35.20     43.52     51.83
13.0%...........................................   33.97     41.96     49.96
14.0%...........................................   32.80     40.48     48.16

Fidelity

     Selected Publicly Traded Comparable Companies Analysis. Merrill Lynch compared certain financial data relating to Fidelity to six publicly traded corporations:

     - Chicago Title,

     - Old Republic International Corp.,

     - First American Financial Corp.,

     - LandAmerica Financial Group, Inc.,

     - Stewart Information Services Corporation, and

     - Investors Title Company.

     These comparable companies were chosen because they are publicly traded companies with operations that for purposes of this analysis may be considered reasonably similar to the operations of Fidelity. For each of these comparable companies and Fidelity, Merrill Lynch calculated the market price per share of common stock to estimated 1999 earnings, 2000 earnings and 2001 earnings, each referred to in this section as the 1999 P/E multiple, the 2000 P/E multiple and the 2001 P/E multiple, respectively.

     For purposes of calculating the P/E multiples of the comparable companies, Merrill Lynch used the closing price per share of their common stock on July 30, 1999, except for Chicago Title and Fidelity for which Merrill Lynch utilized the closing price on July 29, 1999, and their estimated earnings per share or "EPS" as reported by First Call Corporation as of July 30, 1999. The following table sets forth information concerning the range of P/E multiples of the comparable companies (other than Old Republic International) and Chicago Title:

                                        COMPARABLE COMPANIES MULTIPLE RANGE
                                     ------------------------------------------
                                     LOW     MEDIAN    MEAN    HIGH    FIDELITY
                                     ----    ------    ----    ----    --------
1999 P/E...........................   5.9x     7.7x    7.6x     9.3x      6.2x
2000 P/E...........................   4.2      6.9     6.6      8.6       6.3
2001 P/E...........................   3.9      6.3     6.0      7.8       5.6
GAAP Book Value 6/30/99............   0.6      1.3     1.1      1.7       1.2

     Merrill Lynch calculated implied equity values per share of the comparable companies by applying the above multiples to net operating income, excluding non-recurring items and realized capital gains or losses. The following table presents the range of equity values per share of the comparable companies:

                                                            IMPLIED EQUITY
                                                           VALUE PER SHARE
                                                           ----------------
                                                            LOW       HIGH
                                                           ------    ------
1999 P/E.................................................  $16.71    $26.28
2000 P/E.................................................   11.60     23.87
2001 P/E.................................................   12.36     24.30
GAAP Book Value 6/30/99..................................    8.96     25.34

     Discounted Dividend Analysis. Merrill Lynch performed a discounted dividend analysis based on First Call Corporation median consensus EPS estimates as of July 30, 1999 assuming a 10% growth rate in assets and a 15% growth rate in earnings with distributable dividends in excess of target tangible equity/total assets ratio.

     Merrill Lynch calculated implied equity values per share of Fidelity common stock by utilizing discount rates ranging from 11.0% to 14.0% and terminal value multiples of estimated 2005 net income ranging from 6.0x to 10.0x. Merrill Lynch arrived at these discount rates based on its judgment of the weighted average cost of equity of selected publicly traded title insurance companies, and arrived at these terminal multiples based on its review of the trading characteristics of the common stock of selected publicly traded title insurance companies and of comparable acquisitions of selected title insurance companies. The following table represents the implied equity values per share of Fidelity common stock:

                                                       VALUE PER SHARE
                                                  --------------------------
DISCOUNT RATE                                      6.0x      8.0x     10.0x
-------------                                     ------    ------    ------
11.0%...........................................  $21.62    $27.76    $33.88
12.0%...........................................   20.76     26.66     32.54
13.0%...........................................   19.94     25.61     31.27
14.0%...........................................   19.16     24.60     30.05

Pro Forma Financial Analysis

     Based on First Call Corporation earnings estimates for Chicago Title and Fidelity and projections for expected cost savings and related expenses and synergies of the merger provided by Chicago Title and Fidelity, Merrill Lynch analyzed certain pro forma effects of the merger, which included, among other things, the impact of the merger on Fidelity's EPS. This analysis indicated that the transaction would be accretive to projected EPS of Fidelity common stock, and that the merger was accretive to Fidelity's book value but dilutive to Fidelity's tangible book value per share of Fidelity common stock.

     The summary set forth above of the analyses performed by Merrill Lynch in connection with its opinion does not purport to be a complete description of such analyses. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Merrill Lynch believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting part or all of the above summary, without considering all factors and analyses, would create an incomplete view of the process underlying Merrill Lynch's opinion.

Compensation Arrangements

     Merrill Lynch acted as financial advisor to the board of directors of Chicago Title in connection with the merger. Pursuant to a letter agreement dated June 22, 1999 between Chicago Title and Merrill Lynch, Merrill Lynch will receive a fee from Chicago Title for its services, $250,000 of which was payable upon execution of the letter agreement, $750,000 of which was payable upon execution of the merger agreement and the remainder of which is contingent on the completion of the merger. Assuming completion of the merger, Merrill Lynch's total fee will be $5 million. In addition, Chicago Title has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including the reasonable fees and disbursements of its legal counsel. Chicago Title has agreed to indemnify Merrill Lynch and its directors, officers, agents, employees and controlling persons, for all losses, claims, damages and liabilities related to or arising out of its rendering of services under its engagement as financial advisor, including liabilities incurred under the federal securities laws.

BANK FINANCING

     Fidelity has entered into a commitment letter with Bank of America, N.A. and Banc of America Securities LLC with respect to financing the merger. Bank of America has agreed, pursuant to the commitment letter and subject to the conditions described in the commitment letter, to act as administrative agent for new senior credit facilities, consisting of a $450.0 million term loan facility, a $250.0 million revolving credit facility and a $100.0 million short-term revolving credit facility. Bank of America has also committed to lend Fidelity all $800.0 million of the borrowings to be made available under the new senior credit facility. Banc of America Securities agreed to act as a lead arranger to form a syndicate of financial institutions for the new senior credit facilities.


     As of the date of this document, Fidelity anticipates borrowing approximately $584.7 million under the new senior credit facilities to pay the cash portion of the merger consideration payable to Chicago Title stockholders. Approximately $138.7 million of the new senior credit facilities will be used to refinance $138.7 million aggregate principal amount of indebtedness outstanding at September 30, 1999.


     Bank of America's loan commitments are subject to customary conditions, including the negotiation, execution and delivery of definitive documents for the new senior credit facilities, the absence of any changes, occurrences or developments that could, in Bank of America's opinion, have a material adverse effect on Fidelity or Chicago Title and the absence of any material adverse changes in or material disruption of conditions in the financial, banking or capital markets which Bank of America deems material in connection with the syndication of the new senior credit facilities.

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

     The following is a description of certain aspects of the new senior credit facilities to be arranged by Bank of America for Fidelity:

     Term. Borrowings under the term loan facility are expected to be $450.0 million and will be subject to repayment in quarterly installments, ranging from $12.5 million initially to $25.0 million, over a six-year term. The revolving credit facility will terminate and all borrowings under the revolving credit facility will be due and payable six years from the closing date. The short term revolving credit facility will terminate and all borrowings under the short-term revolving credit facility will be due and payable 18 months from the closing date.

     Interest Rates. Borrowings under the new senior credit facilities will bear interest at a rate equal to LIBOR or, at Fidelity's option, an alternate base rate, in either case plus an applicable margin. The alternate base rate will be the higher of Bank of America's reference rate or the federal funds rate plus 0.50%. The applicable margin will initially be set at 150.0 basis points for LIBOR loans and 25.0 basis points for alternate base rate loans until the later of six months following the closing date, or when Fidelity obtains a long-term senior unsecured unsupported debt rating from both Standard & Poor's Rating Group and Moody's Investors Service, Inc. Thereafter, the applicable margin will be determined on the basis of Fidelity's actual senior unsecured debt rating, ranging from 75.0 to 200.0 basis points for LIBOR loans and from zero to 75.0 basis points for alternate base rate loans. If Fidelity does not obtain a senior unsecured debt rating from both S&P and Moody's within six months from the closing date, the applicable margin will be determined after the initial six-month period by a leverage-based pricing grid to be agreed upon.


     Security and Guarantees. Borrowings of Fidelity under the new senior credit facilities will be unsecured if Fidelity receives investment grade long-term senior unsupported debt ratings from both of S&P and Moody's before the closing. Otherwise, Fidelity will be required to pledge the shares of its domestic subsidiaries (including subsidiaries of Chicago Title) as collateral security for borrowings under the new senior credit facilities. The new senior credit facilities will be guaranteed by certain existing and future non-insurance subsidiaries of Fidelity (including non-insurance subsidiaries of Chicago Title), to the extent possible under applicable law.


     Covenants. The new senior credit facilities will include customary financial covenants which will require Fidelity to maintain a minimum net worth, a minimum statutory surplus at Fidelity's primary insurance subsidiaries, a minimum debt service coverage ratio and a maximum consolidated debt to total capitalization ratio.

     The senior credit facilities will also include customary affirmative covenants, pertaining to compliance with laws and with material contracts, delivery of periodic financial statements and other reports to the lenders and the maintenance of Fidelity's property and insurance, and negative covenants, which will restrict or limit Fidelity's ability to incur debt, guarantees and liens, to sell or dispose of assets or enter into mergers, to pay dividends, repurchase shares of stock and prepay other indebtedness, to make certain investments and acquisitions, to make capital expenditures and to engage in certain transactions with its affiliates. The senior credit facilities will also include representations and warranties of Fidelity and events of default which are usual and customary for acquisition financing transactions. The new senior credit facilities will also require Fidelity to prepay outstanding borrowings with the proceeds from certain sales of securities, new indebtedness and sales of assets, in each case with customary exceptions.

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

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

Tax Matters Relating to the 1998 Distributions of Chicago Title and Alleghany Asset Management

     Until June 1998, Chicago Title and Trust Company was a wholly-owned subsidiary of Alleghany, and Alleghany Asset Management was a wholly-owned subsidiary of Chicago Title and Trust Company. In June 1998, Chicago Title and Trust Company distributed all of the shares of Alleghany Asset Management to Alleghany. Thereafter, Alleghany contributed Chicago Title and Trust Company to Chicago Title, and then Alleghany distributed all of the shares of Chicago Title to Alleghany's stockholders. Alleghany received a tax ruling from the IRS stating that the distribution by Chicago Title and Trust Company of Alleghany Asset Management to Alleghany, and the subsequent distribution of Chicago Title by Alleghany to Alleghany's stockholders would be tax-free spin-offs to Chicago Title and Trust Company, Alleghany and to Alleghany's stockholders. However, notwithstanding a ruling as to the tax-free nature of a spin-off, certain events that occur subsequent to a spin-off may cause the spin-off to be taxable to the distributing company.

     In connection with the spin-off of Chicago Title to the stockholders of Alleghany, Chicago Title and Alleghany entered into a tax sharing agreement. That tax sharing agreement generally addresses two areas. First, it allocates responsibility for federal income and certain state income taxes arising in taxable periods through the spin-off. Second, it provides for indemnification by Chicago Title of Alleghany for any taxes imposed in connection with these spin-offs and certain related transactions.

     Under the tax sharing agreement, Chicago Title must reimburse Alleghany for
(1) the amount of the federal income tax liability that Chicago Title and its subsidiaries would have incurred for all taxable periods through the spin-off, calculated, generally, as if Chicago Title and its subsidiaries were a separate consolidated group for federal income tax purposes (except that Chicago Title is not liable for any federal income taxes in respect of Alleghany Asset Management and its subsidiaries for any period), and (2) the appropriate part of any state or local tax imposed on receipts, income, capital or net worth that is computed on a consolidated, unitary or combined basis by reference to the assets and/or activities of Chicago Title and its subsidiaries and those of Alleghany and any of its other subsidiaries (including, for this purpose, Alleghany Asset Management and its subsidiaries). If the IRS or any other applicable taxing authority increases any tax for periods prior to the spin-off transactions, and if such tax is paid by Alleghany or its subsidiaries but is allocable to Chicago Title under the tax sharing agreement, then Chicago Title will be liable to Alleghany for the amount of such increase in tax. While the merger should not increase the potential for, or the amount of, such liability of Chicago Title for taxes under the tax sharing agreement, Fidelity will succeed to this potential liability as a result of the merger.

     The tax sharing agreement also obligates Chicago Title to indemnify Alleghany and its subsidiaries for any income or other taxes imposed on Alleghany or its subsidiaries arising out of, or attributable to, the spin-off of Chicago Title and certain related transactions for any reason whatsoever (other than income taxes directly attributable to certain acts or representations of Alleghany or its subsidiaries) and for any income or other taxes imposed on Alleghany or its subsidiaries arising out of, or attributable to, the spin-off of Alleghany Asset Management as a result of any acts or representations by Chicago Title or its subsidiaries. In addition, Chicago Title agreed for two years after the spin-off not to undertake any actions that might adversely affect the tax-free status of the spin-offs or that were otherwise specifically prohibited, including any merger, without either the written consent of Alleghany or a tax opinion or IRS ruling, in each case, acceptable to Alleghany, stating that the action would not adversely affect the tax-free treatment of either spin-off.

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

Tax Opinions

     The merger agreement provides that the obligations of the parties to complete the merger are conditioned upon the receipt as of the time of the merger by Chicago Title of an opinion of Swidler Berlin Shereff Friedman, LLP (or other counsel acceptable to Chicago Title), and the receipt as of the time of the merger by Fidelity of an opinion of Gibson, Dunn & Crutcher LLP (or other counsel acceptable to Fidelity), in each case subject to the qualifications discussed below, to the effect that, on the basis of facts, representations and reasonable assumptions set forth in those opinions, for United States federal income tax purposes, the merger will be treated as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code.


     The obligation of Chicago Title to complete the merger is also conditioned upon either (i) the receipt by Chicago Title of (x) a private letter ruling from the IRS that is reasonably satisfactory to Alleghany or (y) an opinion of Swidler Berlin Shereff Friedman, LLP (or other counsel acceptable to Chicago Title and Alleghany), in either case, to the effect that the merger does not adversely affect the prior tax-free treatment of either the distribution by Chicago Title and Trust Company of Alleghany Asset Management to Alleghany or the distribution by Alleghany of Chicago Title to Alleghany's stockholders, or
(ii) the written consent by Alleghany to the merger. In addition, the obligation of Fidelity to complete the merger is conditioned upon either (i) the receipt by Chicago Title of a private letter ruling from the IRS satisfactory to Fidelity or (ii) the receipt by Chicago Title of an opinion of Swidler Berlin Shereff Friedman, LLP (or other counsel acceptable to Fidelity) or the receipt by Fidelity of an opinion of Gibson, Dunn & Crutcher LLP (or other counsel acceptable to Fidelity), in either case, to the effect that the merger does not adversely affect the prior tax-free treatment of either the distribution by Chicago Title and Trust Company of Alleghany Asset Management to Alleghany or the distribution by Alleghany of Chicago Title to Alleghany's stockholders. In October 1999, a request for a private letter ruling to the effect that the merger would not adversely affect the prior tax-free treatment of either distribution was submitted to the IRS.


     In rendering the tax opinions with respect to the matters described above and as to the accuracy of the discussion herein of certain United States federal income tax consequences of the merger, counsel will rely upon, and will assume as accurate and correct (without any independent investigation) certain representations as to factual matters contained in certificates delivered by Chicago Title, Fidelity and others. If such representations as to factual matters are inaccurate, the opinions could be adversely affected. Similarly, if an IRS private letter ruling is obtained, the ruling will be based upon representations made by Chicago Title, Fidelity and others as to factual matters. The inaccuracy of any of those factual representations could cause the IRS to revoke the ruling.

     The tax opinions will represent tax counsels' best judgment as to the tax treatment of the merger and the effect of the merger on the distributions of Chicago Title and Alleghany Asset Management in June 1998, but will not be binding on the IRS, and we cannot assure you that the IRS will not contest the conclusions expressed therein. If contrary to the conclusions reached in the opinions of tax counsel, the merger is not treated as a reorganization within the meaning of Section 368 of the Internal Revenue Code, the merger will be fully taxable to Chicago Title and the Chicago Title stockholders.

     Similarly, if the conclusions reached in the opinion of tax counsel with respect to the effect of the merger or the spin-off are successfully challenged, or if an IRS ruling with respect to that matter is received and subsequently revoked, and the merger is considered to adversely affect the tax-free nature of the spin-offs, Alleghany could be required to pay income tax on the gain inherent in the stock of Alleghany Asset Management and/or Chicago Title at the

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

time of the spin-offs. In that event, pursuant to the terms of the tax sharing agreement entered into by Alleghany and Chicago Title at the time of the spin-off, Fidelity, as successor to Chicago Title, would be required to indemnify Alleghany for the amount of tax paid by Alleghany on the spin-offs. The amount of tax liability for which Chicago Title could be required to indemnify Alleghany in that circumstance would be substantial.

     The balance of the discussion regarding the tax consequences of the merger is based on the conclusions set forth in the opinions of tax counsel that the merger will be treated as a reorganization under Section 368 of the Internal Revenue Code.

Material Federal Income Tax Consequences to Chicago Title Stockholders

     The following is a summary of the material United States federal income tax consequences of the merger to a stockholder of Chicago Title who at the time of the merger holds shares of Chicago Title common stock as a capital asset (i.e., generally, held for investment). This discussion is based on the provisions of the Internal Revenue Code, federal tax regulations and relevant administrative and judicial interpretations thereof, all in effect as of the date of this joint proxy statement/prospectus, and is subject to change at any time (possibly with retroactive effect). This discussion does not address the United States federal income tax considerations applicable to a Chicago Title stockholder who is subject to special or differing treatment under the Internal Revenue Code because of the stockholder's tax status, individual circumstances or other factors unrelated to the merger, such as Chicago Title stockholders who are non-U.S. persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, holders who acquired shares of Chicago Title common stock pursuant to the exercise or cancellation of an employee stock option or right or otherwise as compensation and holders who hold Chicago Title common stock as part of a hedge, straddle, constructive sale or conversion transaction. In addition, we have not provided any information with respect to any non-income tax considerations or the tax consequences of the merger under applicable foreign, state or local laws. CHICAGO TITLE STOCKHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE MERGER, INCLUDING THE EFFECTS OF STATE, LOCAL AND FOREIGN TAX LAWS.

     General. The United States federal income tax consequences of the merger to a Chicago Title stockholder will depend upon whether the Chicago Title stockholder exchanges such stockholder's Chicago Title common stock in the merger solely for Fidelity common stock (except to the extent the stockholder receives cash in lieu of a fractional share of Fidelity common stock), for some combination of cash and Fidelity common stock, or solely for cash, and will also depend upon the Chicago Title stockholder's particular situation.

     The merger agreement provides that Fidelity can choose to pay a greater or lesser portion of the merger consideration in the form of cash or shares of Fidelity common stock, depending upon the price of Fidelity common stock at the time of the merger. The merger agreement also provides that the total amount of cash and the total amount of Fidelity common shares included in the merger consideration will be adjusted so that Chicago Title stockholders will own 50.1% of Fidelity's outstanding shares of common stock immediately after the merger, and that the aggregate value of the whole shares of Fidelity common stock to be issued in the merger (valued at the time of the merger) to Chicago Title stockholders equals or exceeds 40% of the aggregate consideration to be issued in connection with the merger (including cash in lieu of a fractional share of Fidelity common stock). For purposes of the preceding sentence, shares of Chicago Title common stock owned by dissenters to the merger, shares of Chicago Title common stock held by Fidelity or any of its subsidiaries immediately prior to the time of the merger, and shares of Chicago Title common stock redeemed by Chicago Title since January 1, 1999 will be treated as having been exchanged in the merger for cash. Finally, the elections made by all other Chicago Title stockholders will affect the extent to which the election made by any individual Chicago Title stockholder can be accommodated. As a result of all of the foregoing, a Chicago Title stockholder who elects solely Fidelity common stock may nevertheless receive some cash, and a Chicago Title stockholder who elects a specified percentage of cash may receive more or less cash than elected.

     Exchange Solely for Fidelity Common Stock. No gain or loss will be recognized by a Chicago Title stockholder who in the merger exchanges all of the shares of Chicago Title common stock owned by the stockholder solely for shares of Fidelity common stock (except for any gain or loss attributable to cash, if any, received in lieu of any fractional shares of Fidelity common stock).

     The aggregate adjusted tax basis of such shares of Fidelity common stock will be equal to the aggregate adjusted tax basis of the shares of Chicago Title common stock that the Chicago Title stockholder surrenders in the merger (except for any portion of the basis in the Chicago Title common stock that is allocable to any fractional share interest in any share of Fidelity common stock for which cash is received). Also, the stockholder's holding period for the Fidelity common stock received in the merger will include the period during which the stockholder held the shares of Chicago Title common stock exchanged therefor. If a Chicago Title stockholder has differing tax bases and/or holding periods in respect of the stockholder's shares of Chicago Title common stock, the stockholder should consult with a tax advisor prior to the merger in order to identify the tax bases and/or holding periods of the particular shares of Fidelity common stock that the stockholder receives in the merger.

     Exchange for Fidelity Common Stock and Cash. If a Chicago Title stockholder exchanges in the merger the shares of Chicago Title common stock owned by the stockholder for a combination of Fidelity common stock and cash (other than cash in lieu of fractional shares of Fidelity common stock), the stockholder will not be permitted to recognize any loss. However, the stockholder will be required to recognize gain equal to the lesser of (1) the amount of cash received or (2) the amount of gain realized. The amount of gain realized is equal to the difference between (1) the sum of the cash and the fair market value of the Fidelity common stock that the stockholder receives in the merger and (2) the stockholder's adjusted tax basis in the shares of Chicago Title common stock that such stockholder surrenders in the merger. For this purpose, a Chicago Title stockholder must calculate gain or loss separately for each identifiable block of shares of Chicago Title common stock surrendered in the merger, and a Chicago Title stockholder cannot offset a loss recognized on one block of such shares against a gain recognized on another block of such shares. Any gain recognized by a Chicago Title stockholder will be treated as capital gain unless the receipt of the cash "has the effect of a distribution of a dividend" within the meaning of Section 356(a)(2) of the Internal Revenue Code, in which case, such gain will be treated as a dividend to the extent of the Chicago Title stockholder's ratable share of the undistributed accumulated earnings and profits of Fidelity and/or Chicago Title. Any gain which is treated as a capital gain will be treated as a long-term capital gain if the shares of Chicago Title common stock that are surrendered in the merger and that give rise to the gain have been held for more than one year as of the effective time of the merger.

     In general, the determination as to whether the gain that a Chicago Title stockholder recognizes as a result of the merger will be treated as capital gain or dividend income is made pursuant to the stock redemption provisions of
Section 302 of the Internal Revenue Code. Under those provisions, the transaction will be treated as if the Chicago Title stockholder had first exchanged in the merger all of the stockholder's shares of Chicago Title common stock solely for Fidelity common stock, and then Fidelity immediately redeemed a portion of this Fidelity common stock for the amount of cash which the Chicago Title stockholder actually receives in the merger; we refer to this as a "deemed redemption." Under the principles of Section 302, the cash received in the deemed redemption will be treated as dividend income

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

unless it (1) results in a "substantially disproportionate" redemption of the Chicago Title stockholder's equity interest in Fidelity, (2) is "not essentially equivalent to a dividend with respect to such stockholder," or (3) is considered to be a complete redemption of all of the Chicago Title stockholder's stock in Fidelity. In applying the principles of Section 302, the constructive ownership rules of Section 318 of the Code apply in determining a Chicago Title stockholder's ownership interest in Fidelity both immediately after the merger (but before the deemed redemption) and after the deemed redemption. Under those rules, a Chicago Title stockholder is deemed to own stock held by certain family members, estates and trusts of which the stockholder is a beneficiary, a partnership in which the Chicago Title stockholder is a partner and a corporation in which the Chicago Title stockholder is a direct or indirect 50% stockholder, as well as stock subject to an option actually or constructively owned by the stockholder or these other entities. As these constructive ownership rules are complex, if a Chicago Title stockholder believes that he or she may be subject to these rules, the stockholder should consult with the stockholder's tax advisor.

     The deemed redemption will be "substantially disproportionate" and, therefore, will not have the effect of a distribution of a dividend with respect to a Chicago Title stockholder if the percentage of the outstanding Fidelity common stock that a Chicago Title stockholder actually and constructively owns immediately after the deemed redemption is less than 80% of the percentage of the outstanding Fidelity common stock that a Chicago Title stockholder actually and constructively owns (including the Fidelity common stock which the stockholder was deemed to own) immediately before the deemed redemption.

     The determination as to whether the deemed redemption is "not essentially equivalent to a dividend," and, therefore, does not have the effect of a distribution of a dividend with respect to a Chicago Title stockholder, will depend upon the Chicago Title stockholder's particular circumstances. At a minimum, however, in order for the deemed redemption to be "not essentially equivalent to a dividend," the deemed redemption must result in a "meaningful reduction" in the Chicago Title stockholder's deemed percentage stock ownership of Fidelity. In general, that determination requires a comparison of (1) the percentage of the outstanding Fidelity common stock that a Chicago Title stockholder actually and constructively owns (including the Fidelity common stock which the stockholder is deemed to own) immediately before the deemed redemption with (2) the percentage of the outstanding Fidelity common stock that a Chicago Title stockholder actually and constructively owns immediately after the deemed redemption. The IRS has indicated in a published revenue ruling that a stockholder in a publicly-held corporation whose relative stock interest in the corporation is minimal and who exercises no "control" over corporate affairs is generally treated as having had a meaningful reduction in the stockholder's interest in the corporation as a result of a redemption transaction if the stockholder's percentage stock ownership in the corporation has been reduced to any extent, taking into account the shareholder's actual and constructive ownership before and after the deemed redemption.

     The aggregate tax basis of the Fidelity common stock which a Chicago Title stockholder receives when the stockholder exchanges the stockholder's shares of Chicago Title common stock for a combination of Fidelity common stock and cash pursuant to the merger will be the same as the aggregate tax basis of the shares of Chicago Title common stock which the stockholder surrenders in the merger (less any portion of such basis allocable to any fractional share interest in any share of Fidelity stock for which cash is received), decreased by the cash the stockholder receives and increased by any gain the stockholder recognizes as a result of the merger (whether capital gain or dividend income). The holding period of the Fidelity common stock received will include the holding period of the shares of Chicago Title common stock which the stockholder surrenders in exchange therefor. If a Chicago Title stockholder has differing tax bases and/or holding periods with respect to the stockholder's shares of Chicago Title common stock, the stockholder should consult a tax advisor prior to the merger in order

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to identify the particular shares of Chicago Title common stock which the stockholder exchanges in the merger and the particular tax bases and/or holding periods of the particular shares of Fidelity common stock that the stockholder receives in the merger.

     Exchange Solely for Cash. A Chicago Title stockholder who exchanges all of the shares of Chicago Title common stock actually owned by the stockholder solely for cash may be treated as (1) having sold the shares of Chicago Title common stock to Fidelity, (2) having received shares of Fidelity stock in the merger and having had such shares redeemed by Fidelity immediately after the merger, or (3) having had the shares of Chicago Title common stock owned by the stockholder redeemed by Chicago Title prior to the merger. In the event of sale treatment, gain or loss will be recognized, measured by the difference between the cash received and the adjusted tax basis of the Chicago Title stock surrendered.

     In the event of deemed redemption treatment, whether the deemed redemption would be treated as an exchange or a distribution of a dividend would be determined under Section 302 of the Internal Revenue Code. Generally, the deemed redemption would be treated as an exchange, rather than a dividend distribution, if it is (1) in "complete redemption" of all of the Chicago Title stockholder's stock in the redeeming corporation, (2) "substantially disproportionate" with respect to the stockholder, or (3) "not essentially equivalent to a dividend." See the preceding section, "Exchange for Fidelity Common Stock and Cash," for a discussion of when a deemed redemption will be considered "substantially disproportionate" or "not essentially equivalent to a dividend." In making this determination under Section 302, the constructive ownership rules of Section 318 of the Internal Revenue Code will apply in comparing a Chicago Title stockholder's ownership interest in the redeeming corporation both immediately before and after the merger. If the deemed redemption qualifies as an exchange under Section 302 of the Internal Revenue Code, a Chicago Title stockholder will be permitted to recognize any loss realized and will be required to recognize any gain realized on the exchange. The gain or loss recognized by a Chicago Title stockholder who receives solely cash in the merger as a result of a sale or exchange treatment will be treated as a capital gain or loss, which will be treated as a long-term capital gain or loss if the holding period for the shares of Chicago Title common stock exchanged therefor was greater than one year as of the effective time of the merger.

     If the deemed redemption does not qualify as an exchange under Section 302, the cash received by a Chicago Title stockholder will be treated as a dividend distribution, and thus as ordinary income, to the extent of the current and accumulated earnings and profits of the redeeming corporation, and any excess will be treated as gain from the sale or exchange of the Chicago Title Stock. Moreover, under such circumstances, the Chicago Title stockholder will not be permitted to recognize any loss.

     Given the unclear state of the law with respect to the exchange of Chicago Title stock solely for cash, Chicago Title stockholders who receive solely cash in the merger are urged to consult their own tax advisors with regard to the tax consequences of the receipt of cash.

     Cash Received In Lieu of a Fractional Share. No fractional shares of Fidelity common stock will be issued in the merger. Cash which a Chicago Title stockholder receives in lieu of a fractional share of Fidelity common stock will be treated as if the Chicago Title stockholder had received such fractional share pursuant to the merger and then exchanged the fractional share for cash in a redemption by Fidelity subject to Section 302 of the Internal Revenue Code. Any gain or loss will be recognized, measured by the difference between the amount of the cash received and the portion of the tax basis of the share of Chicago Title common stock allocable to that fractional share interest. Generally, the gain or loss realized on this deemed redemption of a fractional share will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the share of Chicago Title common stock in respect of

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

which the cash in lieu of the fractional share was received was greater than one year as of the effective time of the merger.


     Backup Withholding. Unless a Chicago Title stockholder complies with certain reporting and/or certification procedures or is an "exempt recipient" (i.e., in general, corporations and certain other entities), such stockholder may be subject to withholding tax of 31% with respect to any cash payments received pursuant to the merger.


REQUIRED REGULATORY FILINGS AND APPROVALS


     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules promulgated under the Hart-Scott-Rodino Act, Fidelity and Chicago Title cannot complete the merger until they notify and furnish information to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and specified waiting period requirements are satisfied. Fidelity and Chicago Title filed notification and report forms under the Hart-Scott-Rodino Act with the FTC and the Antitrust Division on August 13, 1999. On September 10, 1999, the FTC requested information to assist its analysis of the transaction under the federal anti-trust laws. The request for additional information extended the waiting period for an additional 20 days after Fidelity and Chicago Title have substantially complied with the request. Fidelity and Chicago Title are in the process of providing the required information to the FTC. As of the date of this document, the FTC has not terminated the waiting period or advised Fidelity and Chicago Title that they have substantially complied with the request for additional information.


     At any time before or after completion of the merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the merger or seeking divestiture of substantial assets of Fidelity or Chicago Title. Private parties may also bring actions under the antitrust laws under certain circumstances. Although Fidelity and Chicago Title believe that the merger is legal under the antitrust laws, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

     Chicago Title is subject to a consent agreement with the FTC effective July 22, 1991 and amended in July 1996 and February 1999, which settled certain antitrust objections raised by the FTC in respect of the acquisition by Chicago Title of Ticor Title. The consent agreement provided for the divestiture, after the acquisition of Ticor Title, of certain title plants serving overlapping geographical areas. Until July 2001, Chicago Title is required to give prior notification to the FTC of any acquisitions of an ownership interest in a title plant serving the same geographical area as a plant in which Chicago Title or any of its subsidiaries already has an ownership interest. Chicago Title is not, however, required to provide notice with respect to any acquisition of a copy of title records or other information from an entity which retains the ownership and control of the original and where competition in the ordinary course between the parties is not otherwise restrained. Chicago Title is also required to provide notification to the FTC in advance of any change in corporate structure, such as the creation, dissolution or sale of subsidiaries or any other change that may affect compliance with the consent agreement.

     Chicago Title's insurance subsidiaries are subject to regulation in each jurisdiction in which they transact an insurance business. Regulatory officials in each such state have broad supervisory and administrative powers over the insurance subsidiaries. Primary insurance regulatory authority, however, rests with the insurance departments of California, Missouri and Oregon, the states in which one or more of Chicago Title's insurance subsidiaries are domiciled, and Michigan, the state in which Security Union Title Insurance Company, an insurance subsidiary of Chicago Title, is commercially domiciled. Regulators in non-domiciliary

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

states, while the exercise of their authority may have ramifications upon all operations of an insurer, focus primarily upon the operations of an insurer within their respective states.


     The jurisdictions in which the insurance subsidiaries are domiciled or commercially domiciled, pursuant to the insurance holding company acts in those jurisdictions, require prior approval for persons to acquire control of the insurance subsidiaries, whether directly or indirectly, through merger or acquisition or otherwise. Accordingly, in connection with the merger, Fidelity has filed prior approval applications (each, a "Form A") for approval in California, Missouri and Oregon. The respective insurance departments in these states have requested information to assist their analysis of the merger. Fidelity is in the process of providing the requested information.


     While insurance holding company acts vary somewhat from state to state, they are generally based upon a model act drafted by the National Association of Insurance Commissioners. Under the versions of the NAIC model act enacted in California, Missouri and Oregon, the respective insurance departments must approve or disapprove an acquisition within 60 days after a complete Form A has been filed. Regulators exercise considerable discretion, however, in determining when a Form A filing is deemed "complete." Accordingly, the statutory review period may be considerably longer than 60 days. Regulators may disapprove any acquisition which:

     - would cause the insurance subsidiaries to cease to qualify for their licenses to transact insurance;

     - would substantially lessen competition or tend to create a monopoly;

     - might, due to the financial condition of the acquiring person, jeopardize the financial stability of the insurance subsidiaries or prejudice the interest of their policyholders;

     - would result in a major change in the insurance subsidiaries' business or corporate structure which is not fair and reasonable to policyholders; or

     - would result in control over the insurance subsidiaries by persons whose competence, experience and integrity indicate that it is not in the interest of policyholders or the public for them to assume control.


     Fidelity has also requested and obtained from New York (where, in addition to California and Texas, Fidelity currently owns insurance subsidiaries) a determination that F.M. Kirby, who beneficially owns approximately 12.6% of the outstanding common stock of Chicago Title, will not be deemed to control Fidelity as a result of the merger. Fidelity intends to make a similar filing in Texas. We cannot currently determine the number of shares of Fidelity common stock, if any, Mr. Kirby may own after the merger.



     In addition to the Form A filings and disclaimer filings, as required by law, Fidelity has filed pre-acquisition notification forms regarding the potential competitive impact of the proposed merger (each, a "Form E") in Alaska, Arkansas, Arizona, Delaware, District of Columbia, Georgia, Hawaii, Idaho, Indiana, Kentucky, Maryland, Minnesota, New Hampshire, New Jersey, North Dakota, Pennsylvania, South Carolina, Tennessee, Virginia and Washington. The Form E filings are generally reviewed within 30 days after filing with the applicable state insurance departments, subject to an automatic 30 day extension if requested by the insurance department. Form E filings allow non-domiciliary insurance departments to determine whether an acquisition or merger would substantially lessen competition or tend to create a monopoly in their respective states. While prior approval of the merger is not required in these states, insurance departments may seek to impose conditions on the merger, including divestiture of business in their respective states. As of the date of this document, 14 of the 20 jurisdictions in which Form E filings have been made have either approved or are deemed to have approved


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


the merger. Fidelity is in the process of providing information requested by the respective insurance departments of the remaining six jurisdictions.



     Fidelity is also required to obtain the approvals of state banking regulators in Arizona, Illinois and Indiana for the transfer of Chicago Title's trust company businesses to Fidelity in connection with the merger. Fidelity has applied for and received such approvals.


     The need for regulatory approvals, possible disapproval by all or any of the California, Missouri or Oregon departments of insurance, and the possible orders of other states, could deter, delay or prevent the merger or adversely affect the terms upon which the insurance subsidiaries conduct their business after the merger. Since the statutory criteria discussed herein focus primarily on the interests of policyholders, rather than of stockholders, these requirements could deter, delay, or prevent transactions which could be advantageous to stockholders.

RESALE OF FIDELITY COMMON STOCK

     All shares of Fidelity common stock received by Chicago Title stockholders in the merger will be freely transferable, except that Fidelity common stock received by persons who are deemed to be "affiliates" (as such term is defined in Rule 145 under the Securities Act) of Chicago Title at the time of the Chicago Title special meeting may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or Rule 144 under the Securities Act in the case of such persons who become affiliates of Fidelity) or as otherwise permitted under the Securities Act. Persons who may be deemed to be "affiliates" of Chicago Title or Fidelity generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party.

     Pursuant to the terms of the merger agreement, Chicago Title agreed to deliver to Fidelity a list of names of those persons whom Chicago Title believes to be "affiliates" of Chicago Title within the meaning of Rule 145 under the Securities Act. Chicago Title has agreed to use its commercially reasonable best efforts to cause each person who is identified as an "affiliate" in the list referred to above to deliver to Fidelity, at least 30 days prior to the merger, an affiliate letter in the form attached to the merger agreement. Such affiliate letter shall provide that the Chicago Title affiliate will agree not to sell, transfer or otherwise dispose of any shares of Fidelity common stock to be received by such person in or pursuant to the merger, except in compliance with applicable provisions of the Securities Act.

     This joint proxy statement/prospectus cannot be used in connection with resales of Fidelity common stock received in the merger by any person who may be deemed to be an "affiliate" of Chicago Title under the Securities Act.

MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER

     Following the merger, Fidelity will continue the operations of Chicago Title. The board of directors of the surviving corporation will be comprised of the members of the current Fidelity board of directors, and four Chicago Title directors, who will be designated by Chicago Title and reasonably acceptable to Fidelity. See "The Merger -- Interests of Certain Persons in the Merger." The officers of Fidelity after the merger will include the current Fidelity officers and certain Chicago Title officers may be named as officers of the combined company. Chicago Title's stockholders will become stockholders of Fidelity, and their rights as stockholders will be governed by Fidelity's Certificate of Incorporation and By-laws. See "Comparison of Rights of Chicago Title Stockholders and Fidelity Stockholders." Fidelity's Certificate of Incorporation will be amended, subject to receipt of stockholder approval of the amendment at the Fidelity

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

special meeting, to increase the authorized number of shares of Fidelity common stock from 50,000,000 to 100,000,000. Fidelity's By-laws will be amended so that the approval of directors representing 75% of the Fidelity board of directors will be required for any transaction to which Fidelity or any of its subsidiaries is to be a party and in which any member of Fidelity's board of directors or any executive officer of Fidelity has an interest, if such transaction is of a type which would be required to be disclosed in a proxy statement of Fidelity, and for any amendment to the 75% director approval provision. Fidelity's By-laws also will be amended to increase to 12 the number of directors authorized to serve on Fidelity's board of directors.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of Chicago Title's management have interests in the merger that are different from and in addition to their interests as Chicago Title stockholders generally. The Chicago Title board of directors was aware of these interests and considered them in approving the merger agreement.

     The merger agreement provides that upon the merger, Fidelity will cause to be elected to the Fidelity board of directors four Chicago Title directors, who will be designated by Chicago Title and reasonably acceptable to Fidelity.


     Arrangements with Chicago Title Employees. Fidelity has agreed to maintain for the benefit of employees of Chicago Title, until January 1, 2001, the Chicago Title employee benefit and incentive plans in effect immediately prior to the merger, except that, if a particular Fidelity plan would provide enhanced benefits, Fidelity may determine that employees will participate in that plan prior to January 1, 2001. Fidelity has agreed that Chicago Title employees meeting the eligibility criteria set forth in the merger agreement upon the merger may participate in Fidelity's existing benefit plans on a basis comparable to other Fidelity employees. Fidelity has agreed that the service credited to each Chicago Title employee under the Fidelity benefit plans, and also under any vacation, sick pay, short-term disability or similar salary continuation policy, will include all service recognized by Chicago Title at the time of the merger, and any service with Fidelity thereafter. Chicago Title employees will not be subject to any waiting periods or pre-existing condition exclusions under Fidelity benefit plans that are longer or impose a greater limitation than those under the terms of the corresponding Chicago Title benefit plans immediately prior to the extension of coverage under the Fidelity benefit plans. In addition, all Chicago Title employees participating in any Chicago Title bonus and/or short-term or long-term incentive compensation plans as of the merger will receive, generally at the effective time of the merger, all amounts due thereunder for the calendar years preceding and including the date of the merger, except that amounts due for the year the merger takes place will be pro rated. The projected value of existing 1999 annual bonus opportunities for John Rau, and for Thomas H. Hodges, Peter G. Leemputte, Christopher Abbinante and William T. Halvorsen, Jr., who are the next four most highly compensated executive officers of Chicago Title, which are scheduled to be paid in 2000, are approximately $952,000, $288,000, $297,500, $217,000 and $217,000,
respectively. The projected value of existing long-term incentive awards to Messrs. Hodges, Leemputte, Abbinante and Halvorsen, which are scheduled to be paid in 2000, are approximately $542,913, $313,219, $448,111 and $880,145, respectively. Fidelity will also honor the terms of Chicago Title's general severance benefits program in effect at the time of the merger for nine months following the merger, which provides benefits based on employee grade, salary and length of service. Except as noted below, Chicago Title officers will be entitled to receive these benefits.


     Arrangements with Chicago Title Executives and Key Employees. In addition to the benefits extended to Chicago Title employees generally, pursuant to the merger agreement, Chicago Title will designate up to 50 individuals (unless Fidelity consents to a higher number of designees) as senior executives or key employees of Chicago Title. If, within 12 months after

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


the merger, any of these senior executives and key employees is terminated by Fidelity other than for cause (as defined in the merger agreement) or resigns for good reason (as defined in the merger agreement), he or she will receive, for one year in the case of a senior executive and for three to six months (as designated by Chicago Title) in the case of a key employee, continuing cash payments in equal installments in amounts corresponding to his or her base salary and annual target bonus, a lump sum representing his or her target bonus for the year of such termination, prorated to the date of termination, continued insurance and other employee benefits on such terms as existed prior to such termination, and outplacement services. Individuals designated to participate in this program will not be entitled to any benefits under Chicago Title's general severance benefits program and any amounts they receive under this program will be reduced by amounts they may receive under any pre-existing individual severance arrangement. If the employment of Messrs. Hodges, Leemputte, Abbinante and Halvorsen, each of whom is party to an agreement described in this section, were terminated immediately after the merger, their estimated cash severance benefits would be $463,500, $445,500, $439,000 and $455,000, respectively. Upon the merger, Messrs. Hodges, Leemputte, Abbinante and Halvorsen also will become entitled to lifetime annual payments, commencing upon normal retirement at age 65 (subject to reduction for early retirement), of $25,000, $25,000, $21,000 and $21,000, respectively, under Chicago Title's Executive Salary Continuation Plan.


     Arrangements with John Rau. Mr. Rau, President and Chief Executive Officer of Chicago Title, will be paid upon the merger a special incentive equal to 0.5% of the total value of the merger consideration (approximately $6.0 million). In addition, Mr. Rau will be entitled to resign at any time after the merger, and his resignation will be deemed a termination by Chicago Title without cause for purposes of determining Mr. Rau's severance compensation under his existing employment agreement with Chicago Title. Mr. Rau's severance benefits will consist of continuation of his base salary until December 31, 2001, and annual bonuses, at the rate of his then current annual base salary and 60% of his maximum annual bonus, and continuation of all employee benefits until December 31, 2001. Mr. Rau, after helping to counsel the integration effort, plans to relinquish any day-to-day operating role. Mr. Rau will be entitled to receive (without reduction for early commencement) the retirement benefits allocated to him by Chicago Title prior to the merger as though he had achieved the maximum term of service and age thereunder. All restricted stock and stock options held by Mr. Rau will be fully vested and exercisable at the time of the merger. The estimated value of Mr. Rau's cash severance benefits is approximately $2,330,000 (assuming, for these purposes, that two full years remain on Mr. Rau's contract at the time of the merger). Mr. Rau also will be entitled to lifetime annual payments of $40,000 under Chicago Title's Executive Salary Continuation Plan. After his resignation, Mr. Rau will be entitled to retain, at Fidelity's expense, a secretary and an office commensurate with his status through December 31, 2001, and will continue as Chairman/President of the Chicago Title and Trust Company Foundation. Mr. Rau will not be entitled to receive the other benefits extended to Chicago Title employees, senior executives or key employees pursuant to the merger agreement.

     Retention Agreements with Key Employees. In order to provide the appropriate degree of stability and continuity in the business operations of Chicago Title prior to the merger, Chicago Title will enter into retention agreements with selected key employees which will provide for transitional incentive compensation if the key employee remains an employee through the merger or a later specified date. The total amount payable under all retention agreements will not exceed $20.0 million, however, Fidelity's approval shall be required for any retention agreements which would cause the total amount to exceed $15.0 million. Generally, not more than 50% of the transitional incentive will be paid at the time of the merger and the remaining 50% or more will be paid six months after the merger, unless an earlier payment date is approved by Fidelity. Payment of the amounts under retention agreements that require

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


Fidelity's approval may be made at any time within the first 12 months after the merger, and may be paid in the form of options to purchase Fidelity common shares. The total value payable to any employee will not exceed 150% of the employee's base salary and target annual bonus, unless Fidelity approves a greater amount. In the event that any key employee with whom Chicago Title has a retention agreement is terminated "without cause" or resigns for "good reason" (each as defined), the full transitional incentive (or any unpaid portion thereof) shall be paid immediately. Each of Messrs. Hodges, Leemputte, Abbinante and Halvorsen has entered into a retention agreement, which call for transitional incentives of $675,000, $656,250, $567,032, and $567,032, respectively.



     Stock-Based Rights. In the merger, each outstanding option to purchase shares of Chicago Title common stock, whether or not vested or exercisable, will be converted into an option to acquire, on the same terms and conditions as applied to the relevant Chicago Title option (except that such Fidelity option shall be vested and immediately exercisable), that number of shares of Fidelity common stock determined by multiplying the number of shares of Chicago Title common stock subject to the Chicago Title option by a fraction equal to the value of the merger consideration divided by the average Fidelity share price with any fractional shares of Fidelity common stock resulting from such calculation being rounded down to the nearest whole share, at a price per share (rounded up to the nearest whole cent) equal to (x) the aggregate exercise price for the Chicago Title common stock covered by the option divided by (y) the number of full shares of Fidelity common stock covered by such Chicago Title option upon conversion. The number of Chicago Title shares covered by unvested options held by Messrs. Rau, Hodges, Leemputte, Abbinante, and Halvorsen that will vest and become exercisable at the effective time of the merger, are approximately 109,440, 30,000, 30,000, 30,000 and 30,000, respectively. The aggregate number of Chicago Title shares covered by unvested options held by the non-employee directors of Chicago Title that will become fully vested and exercisable as a result of the merger is approximately 37,000.



     All restrictions applicable to restricted shares of Chicago Title common stock held by Chicago Title's officers, directors and employees will lapse immediately prior to the merger. The number of shares of Chicago Title common stock underlying awards of restricted stock held by Messrs. Rau, Hodges, Leemputte, Abbinante and Halvorsen that will become non-forfeitable and transferable and also are subject to repurchase by Chicago Title in the merger are approximately 108,684, 30,000, 30,000, 30,000 and 30,000, respectively.



     In addition, each participant in Chicago Title's Deferred Compensation Plan will receive upon the merger full payment of the balance of his or her account. Amounts held for participants under Chicago Title's Employee Stock Purchase Plan after the merger, if any, will be used to purchase Fidelity common stock under the same terms and conditions as were applicable under the Employee Stock Purchase Plan. Chicago Title intends to terminate new investment in the Employee Stock Purchase Plan at December 31, 1999 and, accordingly, does not expect any such amounts to be held for participants after the merger. To the extent the purchase price for Fidelity common stock under the Employee Stock Purchase Plan is determined by reference to the price of Chicago Title common stock prior to the merger, the purchase price for the Fidelity shares shall be determined in the same manner as for converted Chicago Title stock options.



     Chicago Title has agreed, subject to applicable legal and contractual restraints, to use its good faith efforts to repurchase up to approximately 790,000 outstanding shares of Chicago Title common stock, including restricted shares held by Chicago Title's officers, directors and employees and shares of Chicago Title common stock held for participants under the Employee Stock Purchase Plan, at a cash purchase price equal to the merger consideration paid to Chicago Title stockholders in the merger. The maximum aggregate cost of the repurchase to Chicago Title would be $41.1 million, if all 790,000 shares are tendered and if the merger consideration is $52.00 per

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


Chicago Title share. Chicago Title anticipates that any such repurchases would be made immediately prior to, and contingent upon, the merger.


     Indemnification and Insurance. The merger agreement provides that Fidelity will maintain in effect in accordance with their terms all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the merger now existing in favor of the current or former directors or officers of Chicago Title and its subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification agreements of Chicago Title. Directors and officers of Chicago Title who become directors or officers of Fidelity will be entitled to the same indemnity rights and protections as are afforded to other directors and officers of Fidelity. The merger agreement further provides that, immediately prior to the closing, Chicago Title shall purchase one or more single payment, run-off policies of directors and officers liability insurance covering acts or omissions occurring prior to the merger with respect to those persons who are currently covered by the Chicago Title's directors' and officers' liability insurance policies on terms with respect to such coverage and amount no less favorable than the terms of the current policies of Chicago Title, such policy (or policies) to become effective at the merger and to remain in effect for a period of six years after the merger. If such coverage is unavailable, for six years after the merger, Fidelity shall provide to Chicago Title's directors and officers liability insurance covering acts or omissions occurring prior to the merger with respect to those persons who are currently covered by Chicago Title's directors' and officers' liability insurance policies on terms and in amounts no less favorable than those existing upon the merger, so long as the annual premium therefor is not in excess of 200% of the current amount expended by Chicago Title to procure such insurance.

APPRAISAL RIGHTS

     Pursuant to Section 262 of the Delaware General Corporation Law, Chicago Title stockholders may dissent from the merger and elect to have the fair value of their shares judicially determined and paid in cash, but only if the stockholder complies with the provisions of Section 262. Dissenters' rights of appraisal are not available to Fidelity stockholders.

     The following is a brief summary of the statutory procedures to be followed by Chicago Title stockholders in order to perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, a copy of which is attached as Appendix D to this document.

     To dissent from the merger and demand appraisal, a Chicago Title stockholder must satisfy the following conditions:

     - deliver a written demand for appraisal to Chicago Title before the vote on the merger;

     - not vote in favor of the merger agreement (the return of a signed proxy which does not specify a vote against the merger agreement or a direction to abstain will constitute a waiver of such stockholder's right of appraisal); and

     - continuously hold the Chicago Title shares from the date of the making of the demand through the effective time of the merger.


     If a stockholder fails to comply with any of these conditions and the merger becomes effective, he or she will be entitled only to receive the consideration provided in the merger agreement. Failure to vote on the merger proposal will not constitute a waiver of your appraisal rights. Voting against the merger will not satisfy the requirement of a written demand for appraisal.


     All written demands for appraisal should be addressed to: Chicago Title Corporation, 171 North Clark Street, Chicago, Illinois 60601, Attention: Paul T. Sands, Jr., Executive Vice President, General Counsel and Secretary, before the vote concerning the merger agreement at

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the Chicago Title special meeting, and should be executed by, or on behalf of, the holder of record. If Chicago Title common stock is owned of record in a fiduciary capacity, as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity. If Chicago Title common stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including one or two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds Chicago Title common stock as a nominee for others may exercise his or her rights of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such case, the written demand should set forth the number of shares as to which the record owner dissents. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Chicago Title common stock in the name of such record owner.

     Within ten days after the merger, Fidelity must give written notice that the merger has become effective to each stockholder of Chicago Title who filed a written demand for appraisal and who did not vote in favor of the merger agreement. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from Fidelity the appraisal of his or her Chicago Title shares. Within 120 days after the merger, either Fidelity, or any Chicago Title stockholder who has complied with Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Chicago Title shares held by all stockholders entitled to appraisal. Fidelity does not presently intend to file such a petition. Inasmuch as Fidelity has no obligation to file such a petition, the failure of an eligible stockholder to do so within the period specified could nullify such stockholder's previous written demand for appraisal.

     If a petition for appraisal is duly filed by a stockholder and a copy is delivered to Fidelity, Fidelity will then be obligated within 20 days of receipt of such copy to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreement as to the value of such shares has not been reached. After notice to such stockholders, the Court of Chancery is empowered to conduct a hearing to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights.

     The Court of Chancery will then appraise the Chicago Title shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger. When the value is determined, the Court will direct the payment by Fidelity of such value, with interest thereon, simple or compound, if the Court so determines, to the stockholders entitled to receive the same.

     Stockholders who are considering seeking an appraisal should bear in mind that the fair value of their Chicago Title shares determined under Section 262 could be more than, the same as, or less than the consideration they are to receive pursuant to the merger agreement if they do not seek appraisal of their shares.

     Costs of the appraisal proceeding may be determined by the Court of Chancery and assessed upon the parties by the court as the court deems equitable in the circumstances.

     Failure to comply strictly with these procedures will cause the stockholder to lose his or her appraisal rights. Consequently, any stockholder who desires to exercise his or her appraisal rights is urged to consult a legal advisor before attempting to exercise such rights.

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

PENDING LITIGATION


     In May 1996 Chicago Title filed a lawsuit in California Superior Court against a subsidiary of Fidelity and four Fidelity employees who were former employees of Chicago Title. Chicago Title's allegations against Fidelity and the former Chicago Title employees include claims for breach of contract, breach of the covenant of good faith and fair dealing, breach of fiduciary duty, misappropriation of trade secrets, unfair competition, tortious interference with prospective economic advantage, defamation and civil conspiracy. The facts underlying all the causes of action relate to Fidelity's opening of offices in San Luis Obispo County, California and Orange County, California and the retention, by Fidelity, of certain Chicago Title employees to staff Fidelity's new offices. Certain of the claims have been dismissed in their entirety and certain of the claims have been dismissed as to certain individual defendants. No trial date has been scheduled. Discovery has not been completed. Pursuant to an agreement between Fidelity and Chicago Title entered into in connection with the merger agreement, the court has entered an order staying the litigation.


ACCOUNTING TREATMENT

     The merger will be accounted for using the "purchase" method in accordance with Accounting Principles Board Opinion No. 16. Accordingly, the assets and liabilities of Chicago Title will be recorded on the books of Fidelity at their respective fair values at the effective time of the merger, with the excess, if any, allocated to goodwill.

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

                              THE MERGER AGREEMENT

     The following describes certain aspects of the proposed merger, including material provisions of the merger agreement. Because this discussion is a summary, it may not contain all of the information that is important to you. To understand the merger fully, and for a more complete description of the legal terms of the merger, you are urged to read the merger agreement carefully. A copy of the merger agreement is attached as Appendix A to this document and is incorporated by reference.

GENERAL

     In the merger, shares of Chicago Title common stock will be converted into the right to receive merger consideration consisting of cash, shares of Fidelity common stock or a combination of cash and shares having a value of $52.00 per share of Chicago Title common stock, except in certain circumstances. For information describing how the merger consideration will be determined and allocated between cash and shares of Fidelity common stock, as well as a number of factors which may affect the extent to which Chicago Title stockholders will receive Fidelity common stock and/or cash in amounts that are consistent with their elections, see "The Merger -- Merger Consideration."

PROCEDURES FOR ELECTION

     Each Chicago Title stockholder will be permitted to indicate its preference as to the number of shares of Chicago Title common stock it would like to be converted into Fidelity common stock and the number of shares which it would like to be converted into cash. Approximately 25 days prior to the anticipated merger completion date, Harris Bank, the exchange agent selected by Fidelity for the merger, will mail to each Chicago Title stockholder of record as of five days prior to such mailing date an election form and other transmittal materials to be used by the stockholder to elect to receive cash or stock or a combination of both for his or her Chicago Title shares. For an election form to be effective, it must be properly completed and executed by the Chicago Title stockholder and returned, along with the Chicago Title stock certificates as to which the election is being made, to the exchange agent by the election deadline, which is the effective time of the merger. Fidelity and Chicago Title will also attempt to mail or make available the election form and other transmittal materials to persons who became Chicago Title stockholders after the record date for the mailing of election forms and other transmittal materials.

     Any election form may be revoked or changed by the person submitting it prior to the election deadline. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and disregard immaterial defects in the election form, and any good faith decisions of the exchange agent regarding such matters will be binding and conclusive.

     Any Chicago Title stockholder who does not submit an election form which is received by the exchange agent prior to the election deadline, or who submits an election form without the Chicago Title stock certificates or other required transmittal materials, will be deemed to have not made an election. If any election form is defective in any manner such that the exchange agent cannot reasonably determine the election preference, the election set forth therein will not be effective and the stockholder who submitted it will be deemed to have not made an election. Neither Fidelity nor the exchange agent will be under any obligation to notify any person of any defect in an election form.

     Although Chicago Title stockholders will be able to elect (subject to proration) to receive cash for all of their shares, stock for all of their shares, or a combination of cash and stock for

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


their shares, the merger agreement provides that Fidelity can choose to pay a greater or lesser portion of the merger consideration in the form of Fidelity common shares, depending upon the price of Fidelity common shares at the time of the merger. The merger agreement also provides that, in order to satisfy certain conditions to the merger relating to tax matters, the total amount of cash and the total amount of shares of Fidelity common stock included in the merger consideration will be adjusted so that Chicago Title stockholders will own at least 50.1% of Fidelity's outstanding shares of common stock immediately after the merger, which percentage may be increased, if necessary, to satisfy certain conditions to the merger designed to preserve the tax-free nature of the 1998 spin-off of Chicago Title from Alleghany and the related spin-off of Alleghany Asset Management from Chicago Title and Trust Company, a subsidiary of Chicago Title, and that not less than 40% of the total value of the merger consideration paid to all Chicago Title stockholders is paid in shares of Fidelity common stock. These adjustments to the total amount of cash and the total amount of shares of Fidelity common stock included in the merger consideration may affect the extent to which Chicago Title stockholders who make elections may receive stock and/or cash in amounts that are not consistent with their elections. The elections made by all other Chicago Title stockholders will also affect the extent to which the election made by any individual Chicago Title stockholder can be accommodated.


     Fidelity will cause the exchange agent to allocate Fidelity common stock and cash among the holders of Chicago Title common stock within ten business days after the election deadline. The exchange agent will effect the allocation in accordance with the election forms, but subject to the following:

     - If stock consideration is oversubscribed, each stockholder's stock elections will be reduced pro rata and converted into cash elections until the aggregate stock elections equal the total number of shares of Fidelity common stock available to be paid as merger consideration.

     - If cash consideration is oversubscribed, each stockholder's cash elections will be reduced pro rata and converted into stock elections until the total of aggregate cash elections equals the amount of cash available to be paid as merger consideration.

     Harris Bank, as the exchange agent, will mail, together with the election form, a transmittal form to each Chicago Title stockholder of record as of five days prior to such mailing date advising him or her of the procedure for surrendering to the exchange agent outstanding certificates formerly representing Chicago Title common stock in exchange for new certificates representing Fidelity common stock and/or cash. The exchange agent will also send a transmittal form as soon as reasonably practicable after the completion of the merger to Chicago Title stockholders who did not tender their Chicago Title certificates with the election form. Upon surrender, each certificate representing Chicago Title common stock will be canceled.

     HOLDERS OF CHICAGO TITLE COMMON STOCK SHOULD NOT SEND THEIR CHICAGO TITLE STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL TRANSMITTAL MATERIALS ARE RECEIVED FROM THE EXCHANGE AGENT. HOLDERS OF FIDELITY COMMON STOCK WILL NOT EXCHANGE THEIR CERTIFICATES REPRESENTING SHARES OF FIDELITY COMMON STOCK.

DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES; TRANSFERS

     All shares of Fidelity common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the merger. If a dividend or other distribution is declared by Fidelity in respect of the Fidelity common stock, the record date for which is at or after the effective time of the merger, that declaration will include dividends or other distributions in

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respect of all shares issuable in the merger agreement. No dividends or other distributions in respect of the Fidelity common stock will be paid to any holder of any unsurrendered Chicago Title stock certificate until such Chicago Title stock certificate is surrendered for exchange in accordance with the merger agreement. Subject to applicable law, following surrender of any such Chicago Title stock certificate, there will be issued and/or paid to the holder of the certificates representing whole shares of Fidelity common stock issued in exchange therefor, without interest, (1) at the time of such surrender, the dividends or other distributions with a record date after the effective time of the merger theretofore payable with respect to such shares of Fidelity common stock and not paid, and (2) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Fidelity common stock with a record date after the effective time of the merger but with a payment date subsequent to surrender. Neither Chicago Title, Fidelity nor the exchange agent or any other person will be liable to any former holder of shares of Chicago Title common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

CORPORATE GOVERNANCE

     The merger agreement provides that, subject to the amendments thereto described below, the Fidelity Certificate of Incorporation and the Fidelity By-laws as in effect immediately prior to the merger will continue to be the Certificate of Incorporation and By-laws of Fidelity after the merger. The Fidelity Certificate of Incorporation will be amended to increase the authorized number of shares of Fidelity common stock from 50,000,000 to 100,000,000. Fidelity's By-laws will be amended so that the approval of directors representing 75% of the Fidelity board of directors shall be required for any transaction to which Fidelity or any of its subsidiaries is to be a party and in which any member of the Fidelity board of directors or any executive officer of Fidelity has an interest, if such transaction is of a type which would be required to be disclosed in a proxy statement of Fidelity. Additionally, the Fidelity By-laws will be amended to require approval of directors representing 75% of the Fidelity board of directors for any amendment to the 75% director approval provision. Fidelity's By-laws also will be amended to increase to 12 the number of Fidelity's directors.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary reciprocal representations and warranties of Fidelity and Chicago Title as to, among other things:

     - due organization and good standing;

     - corporate authority to enter into the merger agreement and related matters;

     - absence of conflicts with organizational documents and material agreements;

     - capitalization;

     - necessary regulatory approvals;

     - reports filed with the SEC and insurance regulatory authorities;

     - financial statements;

     - undisclosed liabilities;

     - absence of certain changes;

     - transactions with affiliates;

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

     - litigation;

     - tax matters;

     - employee benefit matters;

     - compliance with laws, including insurance laws;

     - environmental matters;

     - financial advisors; and

     - Year 2000 compliance.

     None of the representations and warranties contained in the merger agreement will survive the merger.

CONCEPT OF "MATERIAL ADVERSE EFFECT"

     Many of the representations and warranties included in the merger agreement are qualified by the concept of "material adverse effect." The concept of material adverse effect also applies to some of the covenants and conditions to the merger described under "-- Certain Covenants" and "-- Conditions to the Merger" below. For purposes of the merger agreement, the concept of "material adverse effect" means a material adverse effect on the financial condition, business or results of operations of Fidelity or Chicago Title, as the case may be, taken as a whole, other than effects caused by:

     - changes in general economic or securities markets conditions;

     - changes in interest rate levels;

     - changes that affect the title insurance industry;

     - in the case of Chicago Title, the identity of Fidelity as the acquiring company or Fidelity's conduct with respect to the transactions contemplated by the merger agreement prior to the merger;

     - in the case of Fidelity, the identity of Chicago Title as the acquired company or Chicago Title's conduct with respect to the transactions contemplated by the merger agreement prior to the merger; or

     - the public announcement of the transactions contemplated by the merger agreement.

     The "material adverse effect" concept also excludes developments in, effects of or circumstances arising from proceedings commenced in May 1999 by the Attorney General of the State of California and the California Insurance Commissioner against an alleged class of defendants consisting of the insurance and escrow companies doing business in California with respect to escrow services, and from similar proceedings which are currently pending or which may in the future be asserted by other governmental entities or by private parties.

CERTAIN COVENANTS

     Conduct of Chicago Title's Business Prior to the Merger. Chicago Title has agreed that after the date of the merger agreement and prior to the merger it will conduct its businesses in all material respects in the ordinary course consistent with past practice and will use commercially reasonable efforts to preserve intact, its business organization, maintain in effect all material licenses, approvals and authorizations, and preserve existing relationships with its

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

key employees, key agents, material customers, lenders, suppliers and others having material business relationships with Chicago Title.


     Specifically, Chicago Title has agreed that without the prior written consent of Fidelity (which consent cannot be unreasonably withheld or delayed) and except as otherwise expressly contemplated by the merger agreement, it will not, and will not permit its subsidiaries to:


     - amend or modify their charter documents or by-laws;

     - take any action that would prevent or materially impair the ability of Chicago Title to consummate the merger;

     - split, combine or reclassify any shares of capital stock or declare, set aside or pay any dividend or other distribution in respect of its capital stock, or redeem, repurchase or otherwise acquire any of its securities, except for (a) regular quarterly cash dividends not in excess of $0.36 per share of Chicago Title common stock, and (b) a special dividend payable to holders of record of Chicago Title common stock as of the close of business on the business day immediately preceding the effective time of the merger, which special dividend shall be in an amount per share of Chicago Title common stock equal to $0.36 multiplied by a fraction, the numerator of which shall be the number of days elapsed from the record date of the last regular quarterly dividend payment prior to the effective time of the merger through the date of the effective time of the merger, and the denominator of which shall be 90;

     - issue, deliver or sell any shares of its capital stock or any securities convertible into or exercisable for any such capital stock other than upon the exercise of stock options or pursuant to existing employee plans in accordance with their present terms;

     - incur any capital expenditures or any obligations or liabilities in respect thereof, except for those (a) contemplated by the capital expenditure budgets for Chicago Title and its subsidiaries, (b) incurred in the ordinary course of business, or (c) which are not otherwise described in clause (a) or (b) and which are (x) not in excess of $1 million, (y) in excess of $1 million but less than $2.5 million and as to which the Transition Committee (a committee composed of six Fidelity representatives and five Chicago Title representatives, the purpose of which is to plan matters relating to the integration of the companies after the merger) has been notified, or (z) otherwise approved by the Transition Committee;

     - except for acquisitions in the ordinary course of the investment activities of Chicago Title and its subsidiaries consistent with past practice, acquire any assets of, or equity interests in, any person or entity having a fair market value in excess of $10 million;

     - sell, lease, encumber or otherwise dispose of any assets, other than (a) in the ordinary course of business consistent with past practice, (b) equipment and property no longer used in the operation of Chicago Title's business, and (c) sales or other dispositions of assets related to discontinued operations;

     - incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or rights to acquire any debt securities, or guarantee any debt securities of others or request any advances in respect of, or make any drawdowns on, any existing indebtedness which advance or drawdown exceeds $10 million individually or $25 million in the aggregate;

     - amend, modify or terminate material agreements or arrangements or otherwise waive, release or assign any of their material rights, claims or benefits thereunder;

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

     - other than in the ordinary course of business consistent with past practice, or as required by law or by an agreement existing on the date of the merger agreement, or as otherwise contemplated by the merger agreement, (a) increase the amount of compensation of any director or executive officer or make any increase in or commitment to increase any employee benefits, (b) adopt any severance program or grant any material severance or termination pay to any director, officer or employee of Chicago Title or any of its subsidiaries, (c) adopt or implement any employee retention program or other incentive arrangement not in existence on the date of the merger agreement, (d) adopt any additional employee benefit plan, or, other than in the ordinary course of business, make any material contribution to any existing employee benefit plan or
       (e) amend in any material respect any existing Chicago Title employee plan;

     - change Chicago Title's methods of accounting in effect at December 31, 1998, except as required by changes in GAAP or by Regulation S-X of the SEC, as concurred in by its independent public accountants, or change Chicago Title's fiscal year;

     - other than in the ordinary course of business consistent with past practice, make any tax election or enter into any settlement or compromise of any tax liability that in either case is material to the business of Chicago Title;

     - pay, discharge, settle or satisfy any claim, liability or obligation other than (a) for an amount of $5 million or less, (b) an insurance claim arising in the ordinary course of business, and (c) ordinary course repayment of indebtedness or payment of contractual obligations when due;

     - take any action that would cause any of Chicago Title's representations and warranties in the merger agreement to become untrue in any material respect; and

     - agree or otherwise commit to do any of the foregoing.


     Chicago Title has also agreed, subject to applicable legal and contractual restraints, to use its good faith efforts to repurchase up to approximately 790,000 outstanding shares of Chicago Title common stock issued to persons other than Alleghany, its former parent, at a cash purchase price equal to the merger consideration paid to Chicago Title stockholders in the merger. The maximum aggregate cost of the repurchase to Chicago Title would be $41.1 million, if all 790,000 shares are tendered and if the merger consideration is $52.00 per Chicago Title share. Chicago Title anticipates that any such repurchases would be made immediately prior to, and contingent upon, the merger.


     Conduct of Fidelity's Business Prior to the Merger. Fidelity has agreed that after the date of the merger agreement and prior to the merger it will conduct its businesses in all material respects in the ordinary course consistent with past practice, and use commercially reasonable efforts to preserve intact, its business organization, maintain in effect all material licenses, approvals and authorizations, and preserve existing relationships with its material customers, lenders, suppliers and others having material business relationships with Fidelity.


     Specifically, Fidelity has agreed that without the prior written consent of Chicago Title (which consent cannot be unreasonably withheld or delayed) and except as otherwise expressly contemplated by the merger agreement, it will not, and will not permit its subsidiaries to:


     - amend or modify their charter documents or by-laws, except as described above under the heading "-- Corporate Governance;"

     - take any action that would prevent or materially impair the ability of Fidelity to consummate the merger;

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

     - split, combine or reclassify any shares of capital stock or declare, set aside or pay any dividend or other distribution in respect of its capital stock, except for regular quarterly cash dividends not in excess of $0.084 per share of Fidelity common stock;

     - redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities, except that Fidelity may repurchase Fidelity common stock if such repurchases (a) are made pursuant to Fidelity's existing or future publicly announced stock repurchase program, (b) are made on the NYSE pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, (c) are not made (x) during the period commencing on the date of this joint proxy statement/prospectus and ending on the first day after the date that both the Chicago Title stockholder approval and the Fidelity stockholder approval have been obtained, (y) during the 30 consecutive trading day period ending on the second trading day prior to the merger or (z) at a time when such repurchases are prohibited by Regulation M under the Securities Exchange Act, and (d) would not prevent or materially impair the ability of Fidelity to obtain sufficient funds to enable it to consummate the merger;

     - issue, deliver or sell any shares of its capital stock or any securities convertible into or exercisable for any such capital stock other than upon the exercise of stock options or pursuant to existing employee plans in accordance with their present terms;

     - incur any capital expenditures or any obligations or liabilities in respect thereof, except for those (a) contemplated by the capital expenditure budgets for Fidelity and its subsidiaries, (b) incurred in the ordinary course of business, or (c) not otherwise described in clause
       (a) or (b) and which do not exceed $5 million individually or $25 million in the aggregate;

     - except for acquisitions in the ordinary course of the investment activities of Fidelity and its subsidiaries consistent with past practice, acquire any assets of or equity interests in any person or entity having a fair market value in excess of $10 million;

     - sell, lease, encumber or otherwise dispose of any assets, other than (a) in the ordinary course of business consistent with past practice, (b) equipment and property no longer used in the operation of Fidelity's business, and (c) sales or other dispositions of assets related to discontinued operations;

     - incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or rights to acquire any debt securities, or guarantee any debt securities of others or request any advances in respect of, or make any drawdowns on, any existing indebtedness, except for (a) borrowings and guarantees made by Fidelity and its subsidiaries which are pursuant to or permitted by Fidelity's existing revolving credit facility or any similar replacement facility, (b) indebtedness incurred to effect the merger, and (c) indebtedness incurred in connection with the repurchases of Fidelity common stock to the extent that incurrence of such indebtedness does not prevent or materially impair the ability of Fidelity to obtain sufficient funds to enable it to consummate the merger;

     - amend, modify or terminate material agreements or arrangements or otherwise waive, release or assign any of their material rights, claims or benefits thereunder;

     - other than in the ordinary course of business consistent with past practice, or as required by law or by an agreement existing on the date of the merger agreement, (a) increase the amount of compensation of any director or executive officer or make any increase in or commitment to increase any employee benefits, (b) grant any material severance or termination pay to any director, officer or employee of Fidelity or any of its subsidiaries, or amend in any material respect any existing Fidelity employee plan, (c) adopt any additional employee benefit plan, or, other than in the ordinary course of business, make any material contribution to any existing employee benefit plan, or (d) change Fidelity's methods of accounting in effect at December 31, 1998, except as required by changes in GAAP or by Regulation S-X of the SEC, as concurred in by its independent public accountants, or change Fidelity's fiscal year;

     - other than in the ordinary course of business consistent with past practice, make any tax election or enter into any settlement or compromise of any tax liability that in either case is material to the business of Fidelity;

     - pay, discharge, settle or satisfy any claim, liability or obligation other than (a) for an amount of $5 million or less, (b) an insurance claim arising in the ordinary course of business, and (c) ordinary course repayment of indebtedness or payment of contractual obligations when due;

     - take any action that would cause any of Fidelity's representations and warranties in the merger agreement to become untrue in any material respect; and

     - agree or otherwise commit to do any of the foregoing.

     None of the restrictions described above apply to Micro General Corporation, a Delaware corporation of which Fidelity is the controlling shareholder, and certain of the restrictions described above do not apply to Fidelity's subsidiary FNF Capital, Inc. (it being understood that Fidelity will not take any action as a stockholder of Micro General or permit FNF Capital, Inc. to take any action that would prevent or materially impair the ability of Fidelity to complete the merger).

     No Solicitation of Transactions.  Pursuant to the merger agreement:

     (a) Chicago Title has agreed that it will not, nor will it permit any of its subsidiaries to, nor will it authorize or knowingly permit any officer, director, employee, investment banker, attorney, accountant, agent or other advisor or representative of Chicago Title or any Chicago Title subsidiary, directly or indirectly, to:

     1. solicit, initiate or facilitate or encourage the submission of any acquisition proposal (as defined below);

     2. engage in any negotiations regarding, or furnish to any person or entity any non-public information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to, any acquisition proposal;

     3. grant any waiver or release under any standstill or similar agreement with respect to any class of Chicago Title's equity securities; or

     4. other than in the manner described in (c) below, enter into any agreement with respect to any acquisition proposal.

     However, Chicago Title may take any of the actions described in clauses 1, 2, 3 or 4 above in respect of any person who makes an acquisition proposal, but only if:

     - Chicago Title's board of directors by a majority vote determines in its good faith judgment that either (x) such acquisition proposal constitutes a superior proposal, as defined below, and provides written notice of termination of the merger agreement between Chicago Title and Fidelity in the manner described in clause (c) below, or (y) such acquisition proposal could be reasonably expected to lead to a superior proposal; and

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

     - prior to furnishing any non-public information to any person who makes an acquisition proposal, such person shall have entered into a confidentiality agreement with Chicago Title on terms no less favorable to Chicago Title than the confidentiality agreement between Chicago Title and Fidelity.

     For purposes of the merger agreement, an "acquisition proposal" means any offer or proposal for, or indication of interest in, a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving, or any purchase or acquisition of, 25% or more of:

     - any class of equity securities of Chicago Title; or

     - the consolidated assets of Chicago Title and its subsidiaries;

other than the transactions contemplated by the merger agreement between Chicago Title and Fidelity.

     (b) Unless Chicago Title's board of directors has previously withdrawn, or is concurrently therewith withdrawing, its recommendation that Chicago Title stockholders vote to approve the merger, neither Chicago Title's board of directors nor any committee of the board of directors may recommend any acquisition proposal to Chicago Title stockholders. Notwithstanding the foregoing, nothing contained in the merger agreement will prevent Chicago Title's board of directors from complying with Rule 14e-2 under the Securities Exchange Act with respect to any acquisition proposal or making any disclosure required by applicable law.

     Chicago Title will notify Fidelity promptly, but in no event later than 48 hours, after receipt by Chicago Title or any of its subsidiaries (or any of their respective directors, officers, agents or advisors) of any acquisition proposal. Similarly, Chicago Title will notify Fidelity of any contacts concerning, or any request for non-public information or for access to the properties, books or records of Chicago Title or any Chicago Title subsidiary or any request for a waiver or release under any standstill or similar agreement, by any person that has made an acquisition proposal or indicates that it is considering making an acquisition proposal. This notice to Fidelity will state the identify of the offeror and, if an acquisition proposal is made, the material terms of the acquisition proposal. Chicago Title will keep Fidelity reasonably informed of the status and material terms of any such acquisition proposal.

     (c) Chicago Title may terminate the merger agreement at any time before the merger agreement has been approved by at least 75% of the shares of Chicago Title common stock outstanding if:

     - Chicago Title's board of directors shall have authorized Chicago Title, subject to the terms and conditions of the merger agreement to enter into a binding agreement concerning a transaction that constitutes a superior proposal;

     - Chicago Title notifies Fidelity that it intends to enter into such an agreement, specifying the material terms and conditions of such agreement; and

     - Chicago Title pays Fidelity a termination fee of $34.1 million.

     In connection with the foregoing, Chicago Title has agreed that it will not terminate the merger agreement (and no termination fee will be paid) if, within three business days of receiving notice that Chicago Title intends to enter into an agreement for a superior proposal, Fidelity makes an offer such that the board of directors of Chicago Title determines that the superior proposal is no longer a superior proposal. Chicago Title is not permitted to enter into another agreement during such three business day period.

     For purposes of the merger agreement, a superior proposal means a written proposal made by a person other than Fidelity which is (x) for a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving, or any purchase or acquisition of 49.9% or more of (i) the Chicago Title common stock or (ii) the consolidated assets of Chicago Title and its subsidiaries, and (y) otherwise on terms which Chicago Title's board of directions by a majority vote determines in good faith, after consultation with its investment advisors and outside legal counsel, would result in a transaction, if consummated, that is more favorable to Chicago Title stockholders from a financial point of view, than the transaction contemplated by the merger agreement between Chicago Title and Fidelity.

     In making such determination, the Chicago Title board of directors is required to take into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including conditions to consummation (which shall not include a financing condition).

     Employee Matters. Fidelity has agreed to certain employee benefit, retention and severance matters, which are described under the caption "The Merger -- Interests of Certain Persons in the Merger."

CONDITIONS TO THE MERGER

     Mutual Conditions. The obligation of each of Chicago Title and Fidelity to effect the merger is subject to, among other things, the satisfaction or waiver at or prior to the merger of each of the following conditions:

     - approval of the merger and the amendment to Fidelity's Certificate of Incorporation to increase the number of shares of common stock authorized for issuance from 50,000,000 to 100,000,000 by the holders of more than 50% of the shares of Fidelity common stock;

     - approval of the merger by the holders of at least 75% of the shares of Chicago Title common stock;

     - the registration statement filed with the SEC under the Securities Act to register the shares of Fidelity common stock to be issued in the merger, of which this joint proxy statement/prospectus is a part, having been declared effective, and no stop order suspending the effectiveness of the registration statement having been issued, and no proceedings for that purpose having been initiated by the SEC and not concluded or withdrawn; and all state securities or "blue sky" authorizations necessary to carry out the transactions contemplated by the merger agreement having been obtained and being in effect;

     - the expiration or termination of the waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Act without the imposition of any condition that either Fidelity or Chicago Title sell, divest or otherwise dispose of any assets or conduct its business in a manner which would reasonably be expected to have a material adverse effect on the combined company, taken as a whole, after giving effect to the merger;

     - on the proposed date of the merger no governmental entity having issued any order, injunction or decree, or taken any other action, that is in effect and restrains, enjoins or otherwise prohibits the consummation of the merger;

     - Fidelity and Chicago Title having obtained or made all consents, approvals, actions, orders, authorizations, registrations, declarations, announcements and filings contemplated by the merger agreement which, if not obtained or made, would render consummation of the merger illegal or would be reasonably likely to have a material adverse effect on the combined company, taken as a whole, after giving effect to the merger.

     Additional Conditions to the Obligations of Chicago Title. In addition, the obligations of Chicago Title to consummate the merger are subject to the satisfaction or waiver of the following conditions:

     - Fidelity shall have performed in all material respects all of its obligations under the merger agreement required to be performed by it at or prior to the merger, and the representations and warranties of Fidelity contained in the merger agreement shall be true and correct when made and at and as of the time of filing of the certificate of merger, as if made at and as of that time, except for such inaccuracies as would not be reasonably likely to have a material adverse effect on Fidelity;

     - Chicago Title having received a written opinion from Swidler Berlin Shereff Friedman, LLP, its tax counsel (or other counsel acceptable to Chicago Title), to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code;

     - either (a) Chicago Title shall have received (x) a ruling from the IRS that is reasonably satisfactory to Alleghany or (y) an opinion of Swidler Berlin Shereff Friedman, LLP (or other counsel acceptable to Chicago Title and Alleghany), in either case, to the effect that the merger does not affect the prior tax-free treatment of the distribution by Alleghany to its stockholders of the shares of common stock of Chicago Title in June 1998, or the prior tax-free treatment of the distribution by Chicago Title of the shares of common stock of Alleghany Asset Management in June 1998 or (b) Alleghany shall have consented in writing to the merger and the other transactions contemplated by the merger agreement; and

     - since March 31, 1999 there shall not have occurred any change in the financial condition, business or operations of Fidelity that would be reasonably likely to have a material adverse effect on Fidelity.

     Additional Conditions to the Obligations of Fidelity. In addition, the obligations of Fidelity to consummate the merger are subject to the satisfaction or waiver of the following conditions:

     - Chicago Title shall have performed in all material respects all of its obligations under the merger agreement required to be performed by it at or prior to the merger, and the representations and warranties of Chicago Title contained in the merger agreement shall be true and correct when made and at and as of the time of filing of the certificate of merger, as if made at and as of that time, except for such inaccuracies as would not be reasonably likely to have a material adverse effect on Chicago Title;

     - Fidelity having received a written opinion from Gibson, Dunn & Crutcher LLP, its tax counsel (or other counsel acceptable to Fidelity), to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code;


     - either (a) Chicago Title shall have received a ruling from the IRS that is reasonably satisfactory to Fidelity to the effect that the merger does not affect the prior tax-free treatment of the distribution by Alleghany to its stockholders of the shares of common stock of Chicago Title in June 1998, or the prior tax-free treatment of the distribution by Chicago Title of the shares of common stock of Alleghany Asset Management in June 1998 or (b) Chicago Title shall have obtained an opinion of Swidler Berlin Shereff Friedman, LLP (or other counsel acceptable to Fidelity) or Fidelity shall have obtained


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


       an opinion of Gibson, Dunn & Crutcher LLP (or other counsel acceptable to Fidelity) to the effect that the merger does not affect the prior tax-free treatment of the distribution by Alleghany to its stockholders of the shares of common stock of Chicago Title in June 1998, or the prior tax-free treatment of the distribution by Chicago Title of the shares of common stock of Alleghany Asset Management in June 1998; and


     - since March 31, 1999 there shall not have occurred any change in the financial condition, business or operations of Chicago Title that would be reasonably likely to have a material adverse effect on Chicago Title.

TERMINATION

     The merger agreement may be terminated at any time prior to the merger, whether before or after approval of the merger agreement by the Chicago Title stockholders or the Fidelity stockholders:

     - by mutual written agreement of Chicago Title and Fidelity;

     - by either Chicago Title or Fidelity, if the merger has not been consummated by March 31, 2000 (which date may be extended by either party to June 30, 2000 (1) if all regulatory approvals have not been obtained or the waiting period under the Hart-Scott-Rodino Act has not expired or been terminated, or (2) if a request has been submitted to the IRS, and is pending, for a ruling that the merger does not affect the prior tax-free treatment of either the distribution by Alleghany to its stockholders of the shares of common stock of Chicago Title in June 1998 or the distribution by Chicago Title of the shares of common stock of Alleghany Asset Management in June 1998; however, this right to terminate the merger agreement will not be available to a party whose breach of any obligations under the merger agreement has been the cause of the failure of obtaining such regulatory approvals prior to March 31, 2000);


     - by either Chicago Title or Fidelity, if there is any law or regulation that makes consummation of the merger illegal or otherwise prohibited, or if a court or other governmental entity having competent jurisdiction has issued a nonappealable final order enjoining Fidelity or Chicago Title from completing the merger; or



     - by either Chicago Title or Fidelity, if the Chicago Title stockholders or the Fidelity stockholders have not approved the merger agreement as required.


     The merger agreement may be terminated by Chicago Title if:

     - at any time prior to the approval of the merger agreement by the Chicago Title stockholders, Chicago Title's board of directors has determined to enter into an agreement for a superior proposal (see "Certain
       Covenants -- No Solicitation of Transactions" above);

     - at any time prior to the effective date of the merger, whether before or after the approval of the merger agreement by the Chicago Title stockholders or the Fidelity stockholders:

        (1) a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Fidelity set forth in the merger agreement has occurred which would cause the conditions to Chicago Title's obligations to complete the merger not to be satisfied, and either these conditions are incapable of being satisfied by March 31, 2000 (or, if the termination date has been extended as described above, June 30, 2000) or such breach or failure to perform has not been cured within ten days after notice of such breach or failure to perform has been given by Chicago Title to Fidelity; or

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

        (2) the average Fidelity share price falls below $15.00 and Fidelity chooses to pay reduced additional merger consideration so that the total value of the merger consideration is less than $52.00 per share of Chicago Title common stock.

     The merger agreement may be terminated by Fidelity, if:

     - the Chicago Title board of directors shall have amended, modified, withdrawn, conditioned or qualified its recommendation for approval of the merger by the stockholders of Chicago Title in a manner materially adverse to Fidelity;

     - the Chicago Title board of directors shall have recommended any acquisition proposal to the Chicago Title stockholders, or failed to recommend that the Chicago Title stockholders vote to approve the merger; or

     - a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Chicago Title set forth in the merger agreement has occurred which would cause the conditions to Fidelity's obligations to complete the merger not to be satisfied, and either these conditions are incapable of being satisfied by March 31, 2000 (or, if the termination date has been extended as described above, June 30, 2000) or such breach or failure to perform has not been cured within ten days after notice of such breach or failure to perform has been given by Fidelity to Chicago Title.

TERMINATION FEE PAYABLE BY CHICAGO TITLE

     Chicago Title will become obligated to pay Fidelity a termination fee of $34.1 million if:

     - Chicago Title terminates the merger agreement following a determination by the Chicago Title board of directors to enter into an agreement for a superior proposal (see "-- Certain Covenants -- No Solicitation of Transactions" above);

     - either party shall terminate the merger agreement due to the failure to obtain the Chicago Title stockholder vote, and at any time after the date of the merger agreement and at or before the date of the Chicago Title special meeting to vote on the merger, an acquisition proposal shall have been publicly announced or otherwise communicated to Chicago Title's board of directors, and within 12 months of the termination of the merger agreement, Chicago Title enters into a definitive agreement with any third party with respect to a business combination and a business combination with respect to Chicago Title is thereafter consummated; or

     - Fidelity terminates the merger agreement after the Chicago Title board of directors shall have amended, modified, withdrawn, conditioned or qualified its recommendation for approval of the merger by the stockholders of Chicago Title in a manner materially adverse to Fidelity, recommended any acquisition proposal to Chicago Title stockholders, or failed to recommend that the Chicago Title stockholders vote to approve the merger, except that Fidelity will not have a right to receive the termination fee if, at the time the merger agreement is terminated by Fidelity, Fidelity is in material breach of the merger agreement and such breach either would give rise to a right on the part of Chicago Title to terminate the merger agreement or is of a magnitude which would have a material adverse effect on Fidelity and (in either case) has not been sufficiently cured or improved within ten days after notice thereof so that the breach would no longer give rise to such right of termination or have such material adverse effect on Fidelity.

AMENDMENT AND WAIVER

     Any provision of the merger agreement may be amended or waived prior to the merger in the case of an amendment, by Chicago Title and Fidelity, or, in the case of a waiver, by the party against whom the waiver is to be effective. However, no such amendment or waiver shall be made after Chicago Title's stockholders approve the merger, without the further approval of Chicago Title's stockholders, that would require such approval under applicable law.

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

              AMENDMENT TO FIDELITY'S CERTIFICATE OF INCORPORATION

     Fidelity's board of directors has adopted, subject to stockholder approval, an amendment to the Fidelity Certificate of Incorporation to increase the number of authorized shares of Fidelity common stock to 100,000,000 from 50,000,000. The proposed amendment is necessary to permit Fidelity to issue shares of Fidelity common stock to Chicago Title stockholders pursuant to the terms of the merger.


     Fidelity's reserve of authorized but unissued shares of common stock has been significantly reduced in the last two fiscal years as a result of annual 10% stock dividends, a number of business combinations in which Fidelity issued shares of common stock as consideration, and grants of stock options under Fidelity's stock option plans. As of December 23, 1999, 27,378,767 shares of Fidelity common stock were issued and outstanding, and 5,595,556 shares of common stock were reserved for issuance under Fidelity's stock option plans. As of the date of this joint proxy statement/prospectus, Fidelity estimates that it will issue approximately 27,488,647 shares of common stock to Chicago Title stockholders pursuant to the merger. Accordingly, without an amendment there would not be a sufficient number of shares of Fidelity common stock available to complete the merger and the other transactions contemplated by the merger agreement.


     If this amendment proposal is approved by the Fidelity stockholders at the special meeting, Fidelity will have a sufficient number of authorized shares of common stock available for issuance to the holders of Chicago Title common stock pursuant to the terms of the merger. Fidelity will also have additional shares available for issuance from time to time for such purposes and consideration as Fidelity's board of directors may approve. Such purposes may include additional public or private sales of common stock in financing transactions, acquisitions of other businesses or other corporate purposes, as well as stock dividends, stock option plans and other stock-based incentive or compensation programs. No further vote of stockholders of Fidelity will be required to issue such shares of common stock, except as required by law or stock exchange regulations. Accordingly, the availability of additional shares of common stock for issuance, without the delay and expense of obtaining stockholder approval, will afford Fidelity greater flexibility in acting upon opportunities and transactions, if any, which may arise in the future. Except for the merger and the other transactions contemplated by the merger agreement, Fidelity has no immediate agreements, commitments or understandings with respect to the issuance of any of the additional shares of common stock which would be authorized by the proposed amendment to the Fidelity Certificate of Incorporation.

     At the present time, Fidelity is not aware of any pending or threatened efforts by any third party to obtain control of Fidelity, and this amendment proposal is not being made in response to any such efforts. However, the availability for issuance of additional shares of common stock could enable the Fidelity board of directors to make more difficult or discourage an attempt to obtain control of Fidelity. For example, the issuance of shares of common stock in a public or private sale, merger or similar transaction would increase the number of outstanding shares, thereby diluting the interest of a party attempting to obtain control of Fidelity. See "Description of Fidelity Capital Stock" for a more detailed description of certain anti-takeover provisions in the Fidelity Certificate of Incorporation.

     If the merger is approved, but the amendment is not approved by Fidelity's stockholders, Fidelity will not be able to issue a sufficient number of shares of Fidelity common stock to consummate the merger with Chicago Title. Likewise, if the amendment is approved, but the merger is not approved by the Fidelity stockholders, the Fidelity board of directors will likely not implement the amendment contemplated by this proposal.

                     DESCRIPTION OF FIDELITY CAPITAL STOCK

     The following description does not purport to be complete and is qualified in its entirety by reference to Fidelity's Certificate of Incorporation and By-laws and to the Delaware General Corporation Law.

GENERAL


     The authorized capital stock of Fidelity consists of 50,000,000 shares of Fidelity common stock, par value $0.0001 per share, and 3,000,000 shares of preferred stock, par value $0.0001 per share. As of December 23, 1999, there were 27,378,767 shares of Fidelity common stock outstanding, and no shares of Fidelity preferred stock outstanding.


FIDELITY COMMON STOCK

     The holders of Fidelity common stock are entitled to receive dividends as and when declared by Fidelity's board of directors out of funds legally available therefor, and may be paid in cash, stock or other property. In certain cases, holders of Fidelity common stock may not receive dividends until obligations to the holders of any outstanding shares of Fidelity preferred stock have been satisfied. In addition, Fidelity's ability to pay dividends may be restricted by loan agreements, regulatory restrictions, or other transactions that Fidelity enters into from time to time. In the event of the dissolution of Fidelity, holders of Fidelity common stock will share ratably in all assets remaining after payment of liabilities and after providing for any liquidation preference for any outstanding shares of preferred stock. Each holder of Fidelity common stock is entitled to one vote for each share held of record on all matters presented for a vote at a stockholders meeting, including the election of directors. Holders of Fidelity common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Additional authorized shares of Fidelity common stock may be issued without stockholder approval.

FIDELITY PREFERRED STOCK

     The authorized but unissued shares of Fidelity preferred stock are available for issuance from time to time at the discretion of Fidelity's board of directors without stockholder approval. The Fidelity board of directors has the authority to determine, for each series of Fidelity preferred stock it establishes, the number, designation, preferences, limitations, and relative rights of the shares of such series, subject to applicable law and the provisions of any then-outstanding series of Fidelity preferred stock. The terms of any series of Fidelity preferred stock, including the dividend rate, redemption price, liquidation rights, sinking fund provisions, conversion rights and voting rights, and any corresponding effect on other Fidelity stockholders, will be dependent largely on factors existing at the time of issuance. Such terms and effects could include restrictions on the payment of dividends on the Fidelity common stock if dividends on the Fidelity preferred stock are in arrears, dilution of the voting power of other Fidelity stockholders to the extent a series of Fidelity preferred stock has voting rights, and reduction of amounts available for liquidation as a result of any liquidation preference granted to any series of Fidelity preferred stock.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of Fidelity's Certificate of Incorporation may make it less likely that Fidelity's management would be changed, or someone would acquire voting control of Fidelity, without the consent of the Fidelity board of directors. These provisions may delay, deter or

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

prevent tender offers or takeover attempts that Fidelity's stockholders may believe are in their best interests, including tender offers or takeover attempts that might allow Fidelity stockholders to receive a premium over the market price of Fidelity common stock.

     Fair Price Provision, Transactions with Interested Stockholders.
Fidelity's Certificate of Incorporation prohibits certain business combinations between Fidelity and interested stockholders, which include direct and indirect owners of 10% or more of the voting stock of Fidelity and their affiliates, unless those transactions are approved by holders of at least 66 2/3% of the outstanding voting stock not owned by any interested stockholders, voting together as a single class. This 66 2/3% approval is in addition to any approval required by law. Business combinations requiring the 66 2/3% approval include:

     - any merger or consolidation with an interested stockholder or a corporation affiliated with an interested stockholder;

     - any sale, lease, pledge, exchange, mortgage or other transfer or disposition of Fidelity assets valued at 10% or more of the fair market value of Fidelity's consolidated assets to an interested stockholder or person or entity affiliated with an interested stockholder, other than in the ordinary course of business;

     - the issuance, pledge or transfer by Fidelity of any Fidelity securities, or the securities of one or more of its subsidiaries, to an interested stockholder in exchange for consideration with a value of 10% or more of the fair market value of Fidelity's consolidated assets, unless such person is acting as an underwriter for such securities;

     - any sale, lease, pledge, exchange, mortgage or other transfer or disposition of the assets of any interested stockholder or any person or entity affiliated with an interested stockholder with a value of 10% or more of the fair market value of the consolidated assets of Fidelity to Fidelity or one or more of its subsidiaries, other than in the ordinary course of business;

     - the adoption of any plan proposed by or on behalf of an interested stockholder or a person or entity affiliated with an interested stockholder to liquidate or dissolve Fidelity; and

     - any transaction that increases the voting power or proportionate share of any class of equity or convertible securities of Fidelity owned directly or indirectly by an interested stockholder or a person or entity affiliated with an interested stockholder.

     However, if 66 2/3% of the "continuing directors" approve the business combination, the 66 2/3% stockholder approval requirement does not apply. Continuing directors are those Fidelity directors, excluding directors who are the interested stockholder or a representative or affiliate of the interested stockholder, (1) who were members of the board of directors before the interested stockholder involved in the business combination became an interested stockholder, or (2) whose election or nomination was approved by a majority of the directors holding office at the time the interested stockholder involved in the business combination became an interested stockholder.

     This special stockholder approval requirement also does not apply to any business combination that meets certain conditions specified in the Fidelity Certificate of Incorporation. These conditions include:

     - that each stockholder receives for each of his or her shares a purchase price at least equal to the greater of (1) the highest price per share paid by the interested stockholder either in the course of becoming an interested stockholder or in the two years before the business combination is announced, (2) the fair market value of Fidelity shares when

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

       the interested stockholder became an interested stockholder, and (3) the fair market value of Fidelity shares when the business combination was announced;

     - that if, during the period after the interested stockholder became an interested stockholder and prior to completion of the business combination, Fidelity has failed to declare and pay any regular quarterly dividend, unless such failure was approved by 66 2/3% of the continuing directors;

     - the interested stockholder has not acquired any additional shares of Fidelity stock after becoming an interested stockholder;

     - after the interested stockholder became an interested stockholder, such person has not directly or indirectly received the benefit of any loans, advances, guarantees, pledges or other financial assistance provided by Fidelity; and

     - a proxy or information statement describing the proposed business combination is mailed to all holders of Fidelity common stock at least 30 days before the business combination is completed.

     Holders of at least 66 2/3% of the outstanding voting stock of Fidelity not owned by any interested stockholders, voting together as one class, must approve a proposal to amend, repeal, or adopt provisions inconsistent with the provisions of the Fidelity Certificate of Incorporation described above, unless such proposal is approved by 66 2/3% of the continuing directors, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such a proposal.

     Preferred Stock May be Issued Without Stockholder Approval. Fidelity's Certificate of Incorporation permits its board of directors, at any time and without stockholder approval, to issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without stockholder approval could discourage or make more difficult attempts to take control of Fidelity through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring Fidelity's then existing management could stop a takeover by preventing the person trying to take control of Fidelity from acquiring the voting shares necessary to take control.

     Classified Board of Directors. Members of the Fidelity board of directors are divided into three classes and serve staggered three-year terms. This means that only approximately one-third of the directors are elected at each annual meeting of stockholders, and that it would take two years to replace a majority of the directors by means of such elections. Under Fidelity's Certificate of Incorporation, directors can be removed from office during their terms only if holders of at least 50% of the outstanding voting stock, voting together as one class, approve the removal. Holders of at least 80% of the outstanding voting stock, voting together as a single class, must approve any proposal to amend, repeal or adopt any provisions inconsistent with this provision unless such proposal is approved by 66 2/3% of the continuing directors, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such a proposal.

     Restriction on Stockholder Actions by Written Consent. Fidelity's Certificate of Incorporation provides that any action required or permitted to be taken by Fidelity's stockholders must be effected at a duly called annual or special meeting of stockholders and not by written consent. Special meetings of stockholders may be called only by the board of directors. Holders of at least 80% of Fidelity's outstanding voting stock, voting together as one class, must approve any proposal to amend, repeal or adopt any provision inconsistent with these provisions, unless such proposal is approved by 66 2/3% of the continuing directors, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such proposal.

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

     Advance Notice of Requirements for Director Nominations and Stockholder Proposals. Fidelity's stockholders can nominate candidates for the board of directors. However, stockholders must follow the advance notice procedures described in the Fidelity By-laws. In general, a stockholder must submit a written notice of the nomination to Fidelity's Corporate Secretary at least 90 days before a scheduled annual meeting of stockholders, or within ten days after stockholders receive notice of a special meeting. The notice must set forth specific information about the nominee for the board of directors and stockholder making the nomination.

     Stockholders can make proposals relating to other business of Fidelity to be considered at an annual meeting only pursuant to the advance notice procedures described in the Fidelity By-laws. In general, a stockholder must submit a written notice of the proposal and the stockholder's interest in the proposal at least 60 days before the date set for the annual meeting.

     Directors' Ability to Amend By-laws. Under the Fidelity By-laws, Fidelity's board of directors can adopt, amend or repeal by-laws subject to limitations imposed by Delaware law. However, pursuant to Fidelity's Certificate of Incorporation, the board of directors may not amend or repeal by-law provisions relating to (1) the calling of special meetings of stockholders, (2) actions by stockholders without a meeting, (3) the agenda for matters to be presented at stockholders meetings, (4) the election of directors and (5) the indemnification of officers and directors, without the vote of at least 66 2/3% of the continuing directors or at least 80% of Fidelity's outstanding voting stock, voting together as one class. Holders of at least 80% of Fidelity's outstanding voting stock, voting together as one class, must approve any proposal to amend, repeal or adopt any provision inconsistent with these provisions, unless such proposal is approved by 66 2/3% of the continuing directors, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such proposal. Fidelity stockholders also have the power to change or repeal provisions of the Fidelity By-laws, other than those enumerated above requiring a special vote, by majority vote at an annual or special meeting of stockholders.

     Additional Authorized Shares of Capital Stock. Fidelity's board of directors may issue additional shares of authorized Fidelity common stock available for issuance, in addition to their ability to issue preferred stock as discussed above, at such times, under such circumstances and with such terms and conditions as the board of directors may determine to impede a change in control of Fidelity.

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               COMPARISON OF RIGHTS OF CHICAGO TITLE STOCKHOLDERS
                           AND FIDELITY STOCKHOLDERS

     Upon the exchange of their shares for shares of Fidelity common stock pursuant to the merger, holders of Chicago Title common stock will become holders of Fidelity common stock, and their rights will be governed by Delaware law and by Fidelity's Certificate of Incorporation and By-laws. Because both Fidelity and Chicago Title are incorporated under the laws of the State of Delaware, the material differences between the rights of holders of Chicago Title common stock and the rights of holders of Fidelity common stock result solely from differences in their governing corporate documents, as summarized below.

     Copies of the Chicago Title Certificate of Incorporation and By-laws and the Fidelity Certificate of Incorporation and By-laws are incorporated herein by reference and will be sent to stockholders upon request. See "Where You Can Find More Information."

AUTHORIZED STOCK

     The Chicago Title Certificate of Incorporation provides for authorized stock consisting of 66,000,000 shares of Chicago Title common stock, par value $1.00 per share, and 8,000,000 shares of preferred stock, par value $1.00 per share.

     The Fidelity Certificate of Incorporation provides for authorized stock consisting of 50,000,000 shares of Fidelity common stock, par value $0.0001 per share, and 3,000,000 shares of Fidelity preferred stock, par value $0.0001 per share.

ELECTION AND SIZE OF BOARD OF DIRECTORS

     The Chicago Title By-laws provide that the number of directors shall be 15 and may be increased or decreased from time to time, but may never be less than three directors. The Chicago Title Certificate of Incorporation provides that the number of directors shall be fixed pursuant to a resolution adopted by greater than 75% of the Chicago Title board of directors. The Chicago Title board of directors currently has 15 members.


     The Fidelity By-laws fix the number of directors at not less than three nor more than ten directors. The Fidelity By-laws provide that the size of the Fidelity board of directors may be increased by the vote of a majority of the entire Fidelity board of directors, or by the affirmative vote of the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon. The current Fidelity board of directors is composed of eight directors. Pursuant to the merger agreement, Fidelity has agreed to amend its By-laws to increase the size of the board of directors to 12 and to add a provision requiring the approval of directors representing 75% of the board of directors for certain transactions in which Fidelity's directors or executive officers have material interests.


REMOVAL OF DIRECTORS

     The Chicago Title Certificate of Incorporation provides that, subject to the rights of holders of any series of preferred stock, any director or the entire Chicago Title board of directors may be removed from office only with cause and only by the affirmative vote of the holders of at least 75% of the combined voting power of the then-outstanding shares of stock entitled to vote in the election of directors, voting together as a single class.

     The Fidelity Certificate of Incorporation provides that, subject to the rights of holders of any series of preferred stock, any director or the entire Fidelity board of directors may be removed from office only with cause and only by the affirmative vote of the holders of more

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than 50% of the combined voting power of the outstanding shares of stock entitled to vote in the election of directors, voting together as a single class.

AMENDMENTS TO CERTIFICATE OF INCORPORATION

     Under Delaware law, unless a higher vote is required by a corporation's certificate of incorporation, an amendment to the certificate of incorporation must be approved by a majority of the outstanding shares and a majority of the outstanding shares of each class entitled to vote upon the proposed amendment.

     The Chicago Title Certificate of Incorporation requires the affirmative vote of the holders of at least 75% of the outstanding voting securities of Chicago Title to amend, alter, change or repeal any provision thereof.

     The Fidelity Certificate of Incorporation requires the holders of at least 80% of the outstanding voting stock, voting together as a single class, to approve any proposal to amend, repeal or adopt any provisions inconsistent with those provisions of the Fidelity Certificate of Incorporation governing the classified board of directors, the prohibition on stockholders acting by written consent and the advance notice requirements for director nominations and stockholder proposals, unless such proposal is approved by 66 2/3% of the members of the Fidelity board of directors who are continuing directors, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such a proposal. For all other provisions of Fidelity's Certificate of Incorporation, amendments require the affirmative vote of the holders of a majority of the outstanding voting securities of Fidelity. See "Description of Fidelity Capital Stock -- Anti-Takeover Provisions."

AMENDMENTS TO BY-LAWS

     Delaware law provides that a corporation's by-laws may be amended by that corporation's stockholders, or, if so provided in its certificate of incorporation, the corporation's directors. Chicago Title's Certificate of Incorporation requires either the affirmative vote of the holders of at least 75% of Chicago Title's outstanding voting securities, or the affirmative vote of a majority of Chicago Title's board of directors (except for Article II, Section 8, which may be amended only by a vote of greater than 75% of the directors present at a meeting at which there is a quorum), to amend, alter, change or repeal any provision of Chicago Title's By-laws.

     Under the Fidelity By-laws, Fidelity's board of directors can adopt, amend or repeal by-laws subject to limitations imposed by Delaware law. However, pursuant to Fidelity's Certificate of Incorporation, the board of directors may not amend or repeal by-law provisions relating to:

     (1) the calling of special meetings of stockholders;

     (2) actions by stockholders without a meeting;

     (3) the agenda for matters to be presented at stockholders meetings;

     (4) the election of directors; and

     (5) the indemnification of officers and directors, without the vote of at least 66 2/3% of the continuing directors or at least 80% of Fidelity's outstanding voting stock, voting together as one class.

Holders of at least 80% of Fidelity's outstanding voting stock, voting together as one class, must approve any proposal to amend, repeal or adopt any provision inconsistent with these provisions, unless such proposal is approved by 66 2/3% of the continuing directors, in which case holders of

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at least a majority of the outstanding voting stock entitled to vote may approve such proposal. Fidelity stockholders also have the power to change or repeal provisions of the Fidelity By-laws, other than those enumerated above requiring a special vote, by majority vote at an annual or special meeting of stockholders.

VOTE ON EXTRAORDINARY CORPORATE TRANSACTIONS

     Delaware law provides that, unless otherwise specified in a corporation's certificate of incorporation, a sale or other disposition of all or substantially all of the corporation's assets, a merger or consolidation of the corporation with another corporation or a dissolution of the corporation requires the affirmative vote of the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of a majority of the outstanding stock entitled to vote thereon. The Chicago Title Certificate of Incorporation provides that the affirmative vote of the holders of at least 75% of the outstanding voting power of Chicago Title, voting as a single class, shall be required to approve:

     (1) a merger or consolidation of Chicago Title with another corporation;

     (2) a dissolution of Chicago Title;

     (3) a sale or other disposition of substantially all of the assets of Chicago Title;

     (4) a sale or other disposition of assets with a value greater than $12 million to certain affiliates of Chicago Title; or

     (5) a sale of voting securities of Chicago Title to such affiliates.

The Fidelity Certificate of Incorporation does not contain vote requirements for extraordinary corporate transactions in addition to or different from the approvals mandated by law, except with respect to business combinations with interested stockholders, which require the affirmative vote of the holders of not less than 66 2/3% of the outstanding voting securities of Fidelity not owned by the interested stockholder or its affiliates. See "Description of Fidelity Capital Stock -- Anti-Takeover Provisions."

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     In general, Section 203 of the DGCL prevents an "interested stockholder" (defined generally as a person who owns 15% or more of a corporation's outstanding voting stock, with the exception of any person who owned and has continued to own shares in excess of the 15% limitation since December 23, 1987) from engaging in a "business combination" with a Delaware corporation for three years following the date such person became an interested stockholder. The term "business combination" includes mergers or consolidations with an interested stockholder and certain other transactions with an interested stockholder.

     The effects of Section 203 may be avoided if: (1) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and by employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (3) on or following the date on which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of the stockholders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

     Chicago Title is subject to the provisions of Section 203. Fidelity opted out of, and is not governed by the provisions of, Section 203.

                                 LEGAL MATTERS

     The validity of the shares of Fidelity common stock to be issued to Chicago Title stockholders pursuant to the merger will be passed upon by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Swidler Berlin Shereff Friedman, LLP and Gibson Dunn & Crutcher LLP will deliver opinions concerning certain federal income tax consequences of the merger.

                                    EXPERTS

     The consolidated financial statements and financial statement schedules of Fidelity at December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 incorporated by reference in this joint proxy statement/prospectus have been audited by KPMG LLP, independent auditors, as set forth in their reports thereon included in Fidelity's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and financial statement schedules of Chicago Title at December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 incorporated by reference in this joint proxy statement/prospectus have been audited by KPMG LLP, independent auditors, as set forth in their reports thereon included in Chicago Title's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     Representatives of KPMG LLP are expected to be present at both the Fidelity special meeting and the Chicago Title special meeting. The representatives will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

                             STOCKHOLDER PROPOSALS

     Stockholder proposals intended to be presented at the 2000 annual meeting of stockholders of Fidelity must be received by the corporate secretary of Fidelity by January 6, 2000 for inclusion in the proxy materials for that meeting.

     Any Fidelity stockholder who intends to present a proposal at Fidelity's next annual meeting of stockholders must deliver or mail a notice to Fidelity's corporate secretary, together with a brief description of the business desired to be brought before the meeting. If the stockholder's notice is not timely given, Fidelity may exercise discretionary voting with respect to the proxies to be solicited by Fidelity's board of directors and delivered to Fidelity in connection with that meeting. To be timely, this notice must be received at Fidelity's principal executive offices not less than 60 days nor more than 90 days prior to the meeting, if at least

70 days notice or prior public disclosure of the date of the meeting is given or made to Fidelity's stockholders. Otherwise, the stockholder's notice will be timely if received not later than the close of business on the tenth day following the date on which notice of the date of the next annual meeting is mailed or such public disclosure was made.


     Because of the special meeting of stockholders being held to consider the merger, and because after the merger Chicago Title stockholders will become Fidelity stockholders, Chicago Title does not intend to hold an annual meeting of stockholders in 2000. If the merger does not occur, however, the board of directors of Chicago Title will call for an annual meeting of stockholders to conduct regular business, and stockholder proposals intended to be presented at the 2000 annual meeting of stockholders of Chicago Title must have been received by the corporate secretary of Chicago Title by November 30, 1999 for inclusion in the proxy materials for that meeting.

                      WHERE YOU CAN FIND MORE INFORMATION

     Fidelity has filed with the SEC a registration statement on Form S-4 to register under the Securities Act the shares of Fidelity common stock to be issued to Chicago Title stockholders pursuant to the merger. The registration statement, including the exhibits and schedules attached thereto, contains additional relevant information about Fidelity and Fidelity common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this joint proxy statement/prospectus.

     Fidelity and Chicago Title file reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the following locations of the SEC:

   Public Reference Room       New York Regional Office     Chicago Regional Office
   450 Fifth Street, N.W.        7 World Trade Center           Citicorp Center
         Room 1024                    Suite 1300            500 West Madison Street
   Washington, D.C. 20549      New York, New York 10048            Suite 1400
                                                          Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, such as Fidelity and Chicago Title, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     You can also inspect reports, proxy statements and other information about Fidelity and Chicago Title at the offices of the NYSE, 20 Broad Street, New York, New York 10005.


     The SEC allows us to "incorporate by reference" information into this joint proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below, and any amendments to those documents, that we have previously filed with the SEC. These documents contain important information about our companies:



FIDELITY SEC FILINGS                   PERIOD OR DATE FILED
--------------------                   --------------------
(FILE NO. 1-9396)
Annual Report on Form 10-K, as         Year ended December 31, 1998
  amended
Quarterly Reports on Form 10-Q, as     Quarters ended March 31, 1999, June 30, 1999
  amended                                and September 30, 1999
Current Reports on Form 8-K            Filed on March 22, 1999 and August 4, 1999
Description of Fidelity common stock   Filed on February 4, 1992
in the Fidelity registration
statement on Form 8-A, including any
amendment or report filed with the
SEC for the purpose of updating such
description

      CHICAGO TITLE SEC FILINGS                     PERIOD OR DATE FILED
      -------------------------                     --------------------
(FILE NO. 1-13995)
Annual Report on Form 10-K             Year ended December 31, 1998
Quarterly Reports on Form 10-Q         Quarters ended March 31, 1999, June 30, 1999
                                       and September 30, 1999
Current Reports on Form 8-K            Filed on August 4, 1999
Description of Chicago Title common    Filed on March 27, 1998
stock in the Chicago Title
registration statement on Form 10,
including any amendment or report
filed with the SEC for the purpose of
updating such description


     Fidelity and Chicago Title also incorporate herein by reference additional documents that either company may file with the SEC between the date of this joint proxy statement/ prospectus and the date of the Fidelity special meeting or the Chicago Title special meeting, as applicable. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Fidelity has supplied all information contained or incorporated by reference in this document relating to Fidelity, and Chicago Title has supplied all such information relating to Chicago Title.


     You can obtain any of the documents incorporated by reference in this document from Fidelity or Chicago Title, as the case may be, or from the SEC through the SEC's web site at the address provided above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:


Fidelity National Financial, Inc.           Chicago Title Corporation
17911 Von Karman Avenue, Suite 300          171 North Clark Street
Irvine, California 92614                    Chicago, Illinois 60601
Attention: Peter T. Sadowski                Attention: Paul T. Sands, Jr.
Phone number: (949) 622-5000                Phone number: (888) 431-4288


     If you would like to request documents from Fidelity, please do so by February 2, 2000 to receive them before the Fidelity special meeting. If you would like to request documents from Chicago Title, please do so by February 4, 2000 to receive them before the Chicago Title special meeting.



     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE ON THE MERGER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS JOINT
PROXY STATEMENT/PROSPECTUS IS DATED DECEMBER          , 1999. YOU SHOULD NOT
ASSUME THAT THE INFORMATION CONTAINED IN THE JOINT PROXY STATEMENT/ PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THE JOINT PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF FIDELITY COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                           DATED AS OF AUGUST 1, 1999
                                 BY AND BETWEEN
                       FIDELITY NATIONAL FINANCIAL, INC.
                                      AND
                           CHICAGO TITLE CORPORATION
                       AND AMENDED AS OF OCTOBER 13, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ARTICLE I  DEFINITIONS......................................   A-1
  Section 1.1 Definitions...................................   A-1

ARTICLE II  THE MERGER......................................   A-6
  Section 2.1 The Merger....................................   A-6
  Section 2.2 Certificate of Incorporation and By-laws of
     the Surviving Corporation..............................   A-7
  Section 2.3 Board of Directors of the Surviving
     Corporation............................................   A-7
  Section 2.4 Headquarters..................................   A-7
  Section 2.5 Transition Committee..........................   A-7

ARTICLE III  CONVERSION OF SECURITIES AND RELATED MATTERS...   A-8
  Section 3.1 Conversion of Capital Stock...................   A-8
  Section 3.2 Fractional Shares; Adjustments................  A-13
  Section 3.3 Exchange of Certificates......................  A-13
  Section 3.4 Company Stock Options.........................  A-15
  Section 3.5 Shares of Dissenting Stockholders.............  A-16

ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF
  THE COMPANY...............................................  A-16
  Section 4.1 Corporate Existence and Power.................  A-16
  Section 4.2 Corporate Authorization.......................  A-16
  Section 4.3 Governmental Authorization....................  A-17
  Section 4.4 Non-Contravention.............................  A-17
  Section 4.5 Capitalization................................  A-17
  Section 4.6 Subsidiaries..................................  A-18
  Section 4.7 The Company SEC Documents.....................  A-18
  Section 4.8 Financial Statements; Reserves................  A-19
  Section 4.9 No Material Undisclosed Liabilities...........  A-20
  Section 4.10 Information to Be Supplied...................  A-20
  Section 4.11 Absence of Certain Changes...................  A-21
  Section 4.12 Transactions with Affiliates.................  A-21
  Section 4.13 Litigation...................................  A-21
  Section 4.14 Taxes........................................  A-21
  Section 4.15 Employees and Employee Benefits..............  A-22
  Section 4.16 Investment Securities........................  A-23
  Section 4.17 Compliance with Laws.........................  A-23
  Section 4.18 Forms of Contract............................  A-24
  Section 4.19 Directors' and Officers' Insurance
     Policies...............................................  A-24
  Section 4.20 Environmental Matters........................  A-24
  Section 4.21 Finders' Fees; Opinion of Financial
     Advisor................................................  A-24
  Section 4.22 Required Vote; Board Approval................  A-25
  Section 4.23 State Takeover Statutes......................  A-25
  Section 4.24 Year 2000 Compliance.........................  A-25

                                                              PAGE
                                                              ----
ARTICLE V  REPRESENTATIONS AND WARRANTIES OF FIDELITY.......  A-25
  Section 5.1 Corporate Existence and Power.................  A-25
  Section 5.2 Corporate Authorization.......................  A-26
  Section 5.3 Governmental Authorization....................  A-26
  Section 5.4 Non-Contravention.............................  A-26
  Section 5.5 Capitalization of Fidelity....................  A-26
  Section 5.6 Subsidiaries..................................  A-27
  Section 5.7 Fidelity SEC Documents........................  A-28
  Section 5.8 Financial Statements; Reserves................  A-28
  Section 5.9 No Material Undisclosed Liabilities...........  A-29
  Section 5.10 Information to Be Supplied...................  A-29
  Section 5.11 Absence of Certain Changes...................  A-30
  Section 5.12 Transactions with Affiliates.................  A-30
  Section 5.13 Litigation...................................  A-30
  Section 5.14 Taxes........................................  A-31
  Section 5.15 Employees and Employee Benefits..............  A-31
  Section 5.16 Investment Securities........................  A-32
  Section 5.17 Compliance with Laws.........................  A-32
  Section 5.18 Forms of Contract............................  A-33
  Section 5.19 Directors' and Officers' Insurance
     Policies...............................................  A-33
  Section 5.20 Environmental Matters........................  A-33
  Section 5.21 Finders' Fees; Opinion of Financial
     Advisor................................................  A-33
  Section 5.22 Required Vote; Board Approval................  A-33
  Section 5.23 Ownership of Company Common Shares...........  A-34
  Section 5.24 Year 2000 Compliance.........................  A-34
  Section 5.25 Financing....................................  A-34

ARTICLE VI  COVENANTS OF THE COMPANY........................  A-34
  Section 6.1 The Company Interim Operations................  A-34
  Section 6.2 Stockholder Meeting...........................  A-36
  Section 6.3 Acquisition Proposals; Board Recommendation...  A-37
  Section 6.4 Purchases of Company Common Shares............  A-38

ARTICLE VII  COVENANTS OF FIDELITY..........................  A-38
  Section 7.1 Fidelity Interim Operations...................  A-38
  Section 7.2 Executive Management..........................  A-40
  Section 7.3 Stockholder Meeting...........................  A-40
  Section 7.4 Indemnification, Exculpation and Insurance....  A-41
  Section 7.5 Employee Benefits.............................  A-41
  Section 7.6 Stock Exchange Listing........................  A-42

                                                              PAGE
                                                              ----
ARTICLE VIII  COVENANTS OF FIDELITY AND THE COMPANY.........  A-42
  Section 8.1 Reasonable Best Efforts.......................  A-42
  Section 8.2 Certain Filings; Cooperation in Receipt of
     Consents...............................................  A-42
  Section 8.3 Public Announcements..........................  A-44
  Section 8.4 Access to Information; Notification of Certain
     Matters................................................  A-44
  Section 8.5 Payment of Special Dividend...................  A-44
  Section 8.6 Further Assurances............................  A-44
  Section 8.7 Tax Matters...................................  A-45
  Section 8.8 Control of Other Party's Business.............  A-45
  Section 8.9 Affiliate Letters.............................  A-45
  Section 8.10 Financing....................................  A-45

ARTICLE IX  CONDITIONS TO THE MERGER........................  A-45
  Section 9.1 Conditions to the Obligations of Each Party...  A-45
  Section 9.2 Conditions to the Obligations of the
     Company................................................  A-46
  Section 9.3 Conditions to the Obligations of Fidelity.....  A-47

ARTICLE X  TERMINATION......................................  A-48
  Section 10.1 Termination..................................  A-48
  Section 10.2 Effect of Termination........................  A-49
  Section 10.3 Termination Fee and Expenses.................  A-49

ARTICLE XI  MISCELLANEOUS...................................  A-50
  Section 11.1 Notices......................................  A-50
  Section 11.2 Survival of Representations, Warranties and
               Covenants after the Effective Time...........  A-51
  Section 11.3 Amendments; No Waivers.......................  A-51
  Section 11.4 Successors and Assigns.......................  A-51
  Section 11.5 Governing Law................................  A-51
  Section 11.6 Counterparts; Effectiveness; Third Party
     Beneficiaries..........................................  A-52
  Section 11.7 Jurisdiction.................................  A-52
  Section 11.8 Waiver of Jury Trial.........................  A-52
  Section 11.9 Enforcement..................................  A-52
  Section 11.10 Entire Agreement............................  A-52

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER dated as of August 1, 1999, and amended as of October 13, 1999, by and between Chicago Title Corporation, a Delaware corporation (the "Company"), and Fidelity National Financial, Inc., a Delaware corporation ("Fidelity") (the "Agreement").

                                    RECITALS

     WHEREAS, the Boards of Directors of the Company and Fidelity each have determined that a business combination between the Company and Fidelity is advisable and in the best interests of their respective companies and stockholders and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits, and accordingly have agreed to effect the merger provided for herein upon the terms and subject to the conditions set forth herein; and

     WHEREAS, the parties hereto intend that the merger provided for herein shall qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the U.S. Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the "Code") (a "368 Reorganization"); and

     WHEREAS, by resolutions duly adopted, the respective Boards of Directors of the Company and Fidelity have approved and adopted this Agreement and the transactions contemplated hereby.

     NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

     Section 1.1  Definitions.

     (a) As used herein, the following terms have the following meanings:

     "AAM" means Alleghany Asset Management, a Delaware corporation.

     "AAM Distribution" means the distribution of Alleghany Asset Management to Alleghany by Chicago Title & Trust Company, a wholly-owned subsidiary of the Company, in June 1998.

     "Acquisition Proposal" means any offer or proposal for, or indication of interest in, a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving, or any purchase or acquisition of, 25% or more of (i) any class of equity securities of the Company or (ii) the consolidated assets of the Company and its Subsidiaries, other than the transactions contemplated by this Agreement.

     "Affiliate" means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term "Control" (including the correlative terms "Controlling", "Controlled By" and "Under Common Control With") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

     "Alleghany" means Alleghany Corporation, a Delaware corporation of which the Company was a wholly-owned subsidiary prior to the distribution of the Company to stockholders of Alleghany in June 1998.

     "Business Combination" means, with respect to the Company, (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company as a result of which either (A) the Company's stockholders prior to such transaction (by virtue of their ownership of Company Common Shares) in the aggregate cease to own at least 50.1% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), or (B) the individuals comprising the board of directors of the Company prior to such transaction do not constitute a majority of the board of directors of the ultimate parent entity after such transaction, or (ii) a sale, lease, exchange, transfer or other disposition of at least 49.9% of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions.

     "Business Day" means any day other than a Saturday, Sunday or one on which banks are authorized by law to close in New York, New York.

     "Company Balance Sheet" means the Company's consolidated balance sheet included in the Company 10-K relating to its fiscal year ended on December 31, 1998.

     "Company Common Share" means one share of common stock of the Company, $1.00 par value per share.

     "Company Proceedings" means the litigation and other proceedings identified as such on Section 4.13 of the Company Disclosure Schedule.

     "Company SEC Documents" means (i) the annual report on Form 10-K of the Company (the "Company 10-K") for the fiscal year ended December 31, 1998, (ii) the quarterly report on Form 10-Q of the Company (the "Company 10-Q") for the fiscal quarter ended March 31, 1999, (iii) the Company's proxy statement dated March 29, 1999 relating to the 1999 Annual Meeting of Stockholders (the "Company Proxy Statement"), and (iv) all other reports, filings, registration statements and other documents filed by the Company with the SEC since June 17, 1998.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Exchange Ratio" means a fraction the numerator of which is the product of
1.004 and the number of outstanding Fidelity Common Shares immediately prior to the Effective Time, and the denominator of which is the number of Merger Shares (calculated to the nearest 0.0001).

     "Fidelity Balance Sheet" means Fidelity's consolidated balance sheet included in the Fidelity 10-K relating to its fiscal year ended on December 31, 1998.

     "Fidelity Common Share" means one share of common stock of Fidelity, $.0001 par value per share.

     "Fidelity Proceedings" means the litigation and other proceedings identified as such on Section 5.13 of the Fidelity Disclosure Schedule.

     "Fidelity SEC Documents" means (i) Fidelity's annual reports on Form 10-K for its fiscal years ended December 31, 1997 and December 31, 1998 (the "Fidelity 10-Ks"), (ii) Fidelity's quarterly report on Form 10-Q (the "Fidelity 10-Q") for its fiscal quarter ended March 31, 1999, (iii) Fidelity's proxy statement dated May 10, 1999 relating to the 1999 Annual Meeting of Stockholders (the "Fidelity Proxy Statement"), and (iv) all other reports, filings, registration statements and other documents filed by Fidelity with the SEC since December 31, 1997.

     "Governmental Entity" means any federal, state, municipal or local governmental authority, any foreign or international governmental authority, or any court, administrative or regulatory agency or commission or other governmental agency.

     "Joint Proxy Statement/Prospectus" means the joint proxy statement/prospectus including the Registration Statement and the proxy statement for the Company Stockholders Meeting and the Fidelity Stockholders Meeting, together with any amendments or supplements thereto.

     "knowledge" (and all correlative terms) as to any party means to the knowledge of such party's executive officers or senior management identified on
Section 1.1 of that party's Disclosure Schedule.

     "Law" means all laws, statutes and ordinances and all regulations, rules and other pronouncements of Governmental Entities having the effect of law of the United States, any foreign country or any foreign or domestic state, province, commonwealth, city, country, municipality, territory, protectorate, possession or similar instrumentality or any Governmental Entity thereof.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset; provided, however, that the term "Lien" shall not include (i) liens for water and sewer charges and taxes not yet due and payable or being contested in good faith (and for which adequate accruals or reserves have been established by the Company or Fidelity, as the case may be) and (ii) mechanics', carriers', workers', repairers', materialmen's, warehousemen's and other similar liens arising or incurred in the ordinary course of business.

     "Material Adverse Effect" means a material adverse effect on the financial condition, business or results of operations of a Person and its Subsidiaries, taken as a whole, other than (x) effects caused by (i) changes in general economic or securities markets conditions, (ii) changes in interest rate levels,
(iii) changes that affect the title insurance industry, (iv) (A) in the case of the Company, the identity of Fidelity as acquiror of the Company or the conduct of Fidelity with respect to the transactions contemplated by this Agreement prior to the Effective Time, or (B) in the case of Fidelity, the identity of the Company as the acquired party or the conduct of the Company with respect to the transactions contemplated by this Agreement prior to the Effective Time, or (v) the public announcement of the transactions contemplated by this Agreement, or
(y) developments in, effects of, or circumstances arising from, in the case of the Company, the Company Proceedings or, in the case of Fidelity, the Fidelity Proceedings. "Fidelity Material Adverse Effect" means a Material Adverse Effect in respect of Fidelity and its Subsidiaries, taken as a whole, and "Company Material Adverse Effect" means a Material Adverse Effect in respect of the Company and its Subsidiaries, taken as a whole.

     "Merger Shares" means each Company Common Share outstanding immediately prior to the Effective Time (other than Dissenting Shares (as hereinafter defined) and other than shares to be cancelled in accordance with Section 3.1(a) hereof).

     "Micro General" means Micro General Corporation, a Delaware corporation of which Fidelity is a controlling stockholder.

     "NYSE" means the New York Stock Exchange.

     "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including any Governmental Entity.

     "Registration Statement" means the Registration Statement on Form S-4 registering under the Securities Act the Fidelity Common Shares issuable in connection with the Merger.

     "Revolving Credit Facility" means the Credit Agreement, dated as of August 1, 1998, by and among Fidelity, Sanwa Bank California and the Lenders from time to time party thereto, or any similar replacement facility.

     "SEC" means the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Subsidiary" when used with respect to any Person, means any other Person, whether incorporated or unincorporated, of which (i) more than fifty percent of the securities or other ownership interests or (ii) securities or other interests having by their terms ordinary voting power to elect more than fifty percent of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries.

     "Superior Proposal" means a written proposal made by a Person other than Fidelity which is (A) for a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving, or any purchase or acquisition of, that percentage equal to 100% less the Minimum Percentage (as hereinafter defined) or more of (i) any class of equity securities of the Company or (ii) the consolidated assets of the Company and its Subsidiaries, and which is (B) otherwise on terms which the Company's Board of Directors by a majority vote determines in good faith (after consultation with its investment advisors and outside legal counsel) would result in a transaction, if consummated, that is more favorable to the Company's stockholders, from a financial point of view (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including conditions to consummation (which shall not include a financing condition)) than the transactions contemplated hereby.

     "Tax Sharing Agreement" means the Tax Sharing Agreement between the Company and Alleghany dated as of June 17, 1998.

     (b) Each of the following terms is defined in the Section set forth opposite such term:

                     TERMS                              SECTION
                     -----                              -------
368 Reorganization                                Recitals
Aggregate Cash Share Fraction                     Section 3.1(e)
Allocation of Merger Consideration                Section 3.1(c)
Average Fidelity Common Share Price               Section 3.1(b)(iv)
Burdensome Condition                              Section 8.1
By-law Amendment                                  Section 2.2
Cash Election                                     Section 3.1(d)
Cash Election Shares                              Section 3.1(d)
Cash Fraction                                     Section 3.1(f)(iii)
Cash Portion                                      Section 3.1(b)(ii)
Certificate                                       Section 3.1(d)
Certificate Amendment                             Section 2.2
Certificate of Merger                             Section 2.1(b)
Closing                                           Section 2.1(d)
Code                                              Recitals

                     TERMS                              SECTION
                     -----                              -------
Company                                           Preamble
Company 10-K                                      Section 1.1
Company 10-Q                                      Section 1.1
Company Employee Plans                            Section 4.15(a)
Company GAAP Financial Statements                 Section 4.8(a)
Company Insurance Subsidiaries                    Section 4.6(b)
Company Option                                    Section 3.4(a)
Company Proxy Statement                           Section 1.1
Company Recommendation                            Section 6.2
Company Returns                                   Section 4.14
Company Securities                                Section 4.5(b)
Company Statutory Financial Statements            Section 4.8(b)
Company Stockholder Approval                      Section 4.22(a)
Company Stockholders Meeting                      Section 6.2
Company Systems                                   Section 4.24
Confidentiality Agreement                         Section 6.3(a)
Determination Date                                Section 3.1(b)
DGCL                                              Section 2.1(a)
Differential                                      Section 3.1(b)(iii)
Dissenting Shares                                 Section 3.5(a)
Effective Time                                    Section 2.1(b)
Election                                          Section 3.1(d)
Election Deadline                                 Section 3.1(i)
End Date                                          Section 10.1(b)(i)
Environmental Laws                                Section 4.20(b)
ERISA                                             Section 4.15(a)
Exchange Agent                                    Section 3.3(a)
Exchange Fund                                     Section 3.3(a)
Extended End Date                                 Section 10.1(b)(i)
Fidelity                                          Preamble
Fidelity 10-Ks                                    Section 1.1
Fidelity 10-Q                                     Section 1.1
Fidelity Employee Plans                           Section 5.15(a)
Fidelity GAAP Financial Statements                Section 5.8(a)
Fidelity Insurance Subsidiaries                   Section 5.6(b)
Fidelity Option                                   Section 3.4(a)
Fidelity Proxy Statement                          Section 1.1
Fidelity Returns                                  Section 5.14
Fidelity Securities                               Section 5.5(b)
Fidelity Statutory Financial Statements           Section 5.8(b)
Fidelity Stockholder Approval                     Section 5.22(a)
Fidelity Stockholders Meeting                     Section 7.3
Fidelity Systems                                  Section 5.24
Form of Election                                  Section 3.1(d)

                     TERMS                              SECTION
                     -----                              -------
GAAP                                              Section 4.8(a)
Guarantee of Delivery                             Section 3.1(i)
HSR Act                                           Section 4.3
Maximum Cash                                      Section 3.1(c)
Maximum Shares                                    Section 3.1(c)
Merger                                            Section 2.1(a)
Merger Consideration                              Section 3.1(c)
Minimum Percentage                                Section 3.1(c)(i)
Non-Election                                      Section 3.1(d)
Non-Election Shares                               Section 3.1(d)
Non-Election Fraction                             Section 3.1(h)(iii)
Per Share Cash Amount                             Section 3.1(e)
Per Share Stock Amount                            Section 3.1(e)
Reduced Supplemental Consideration                Section 3.1(b)(iii)
Reduced Differential                              Section 3.1(b)(iv)
Restated By-laws                                  Section 2.2
Restated Certificate                              Section 2.2
Stock Election                                    Section 3.1(d)
Stock Election Shares                             Section 3.1(d)
Stock Fraction                                    Section 3.1(g)(iii)
Stock Portion                                     Section 3.1(b)(i)
Supplemental Consideration                        Section 3.1(b)(iii)
Supplemental Cash Portion                         Section 3.1(b)(iii)
Supplemental Exchange Ratio                       Section 3.1(b)(iv)
Supplemental Stock Portion                        Section 3.1(b)(iii)
Surviving Corporation                             Section 2.1(a)
Termination Fee                                   Section 10.3(c)
Transition Committee                              Section 2.5
Year 2000 Compliant                               Section 4.24

                                   ARTICLE II
                                   THE MERGER

     Section 2.1  The Merger.

     (a) At the Effective Time, the Company shall be merged (the "Merger") with and into Fidelity in accordance with the terms and conditions of this Agreement and of the General Corporation Law of the State of Delaware (the "DGCL"). Following the Effective Time, Fidelity shall be the surviving corporation (the "Surviving Corporation"), and shall succeed to and assume all the rights and obligations of the Company in accordance with the DGCL.

     (b) Not later than the second Business Day after satisfaction or, to the extent permitted hereby, waiver of the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to those conditions), the Company and Fidelity will file a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the

Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time which the parties hereto shall have agreed upon and designated in such Certificate of Merger as the effective time of the Merger (the "Effective Time").

     (c) From and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

     (d) The closing of the Merger (the "Closing") shall be held at the offices of Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, NY (or such other place as agreed by the parties) at 10:00 a.m. New York City time on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or, to the extent permitted hereby, waiver of the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to those conditions), unless the parties hereto agree to another date or time.

     Section 2.2 Certificate of Incorporation and By-laws of the Surviving Corporation. The restated certificate of incorporation of Fidelity, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time as described in Exhibit A-1 hereto and, as so amended, such restated certificate of incorporation shall be the restated certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law (as so amended, the "Restated Certificate"). The by-laws of Fidelity, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time as described in Exhibit A-2 hereto and, as so amended, such by-laws shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law (as so amended, the "Restated By-laws"). Such amendment and restatement of Fidelity's certificate of incorporation and by-laws are referred to herein as the "Certificate Amendment" and the "By-law Amendment," respectively.

     Section 2.3 Board of Directors of the Surviving Corporation. Prior to the Effective Time, Fidelity shall adopt resolutions to constitute the Board of Directors of Fidelity and committees thereof from and after the Effective Time in the manner described in Exhibit B hereto. From and after the Effective Time, the members of the Board of Directors, the committees of the Board of Directors and the composition of such committees shall be as set forth on or designated in accordance with the Restated Certificate, the Restated By-laws and Exhibit B hereto until the earlier of the resignation or removal of any individual set forth on or designated in accordance with the Restated Certificate, the Restated By-laws and Exhibit B or until their respective successors are duly elected and qualified, as the case may be, or until as otherwise provided in the Restated Certificate, the Restated By-laws and Exhibit B.

     Section 2.4 Headquarters. Fidelity and the Company agree that the headquarters of the Surviving Corporation shall be located in Irvine, California; provided, however, that the Chicago Title and Trust Company Foundation and the headquarters of certain business segments of the Surviving Corporation to be mutually agreed by the parties prior to the Effective Time will be located in Chicago, Illinois.

     Section 2.5 Transition Committee. The parties agree to establish a Transition Committee (the "Transition Committee") which will have a consultative role and which will be in effect from the date hereof until the earlier of the termination hereof or the Effective Time. The Transition Committee shall be comprised of eleven persons, six of whom shall be designated by Fidelity (including Patrick F. Stone, who shall serve as Chairman of the Transition Committee), and five of whom shall be designated by the Company. The Transition Committee will coordinate contacts between officers and employees of Fidelity and the Company and will plan matters relating to the integration after the Effective Time of Fidelity and the Company, including organization and staffing. The Transition Committee will draw upon the resources of Fidelity and the Company as necessary or appropriate.

                                  ARTICLE III
                  CONVERSION OF SECURITIES AND RELATED MATTERS

     Section 3.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger:

     (a) Each Company Common Share held by the Company as treasury stock or owned by Fidelity or any of its Subsidiaries immediately prior to the Effective Time shall be cancelled, and no payment shall be made in respect thereof.

     (b) Subject to Section 3.5 hereof, each Merger Share shall be cancelled and, at the Effective Time, shall be converted into the right to receive consideration having a value of $52.00 (unless Fidelity elects to pay the Reduced Supplemental Consideration (as defined below), in which case the Company shall have the right to terminate this Agreement as provided in Section 10.1(c)(iii) below), consisting of:

          (i) a number of Fidelity Common Shares (the "Stock Portion") equal to the Exchange Ratio;

          (ii) an amount in cash equal to the lesser of (x) $26.00 or (y)(1) $52.00 less (2) the Stock Portion multiplied by the Average Fidelity Common Share Price (the "Cash Portion"); and

          (iii) to the extent that the sum of (1) the product of the Stock Portion multiplied by the Average Fidelity Common Share Price plus (2) the Cash Portion is less than $52.00 (the "Differential"), then Fidelity shall add an additional amount (the "Supplemental Consideration") to make up the Differential; provided, however, that if the Average Fidelity Common Share Price is less than $15.00, then Fidelity shall elect either (i) to pay the Supplemental Consideration or (ii) to pay a reduced amount of Supplemental Consideration (the "Reduced Supplemental Consideration") equal to the product of the Average Fidelity Common Share Price multiplied by the lesser of (x) a fraction (1) the numerator of which is the sum of (A) the product of 0.50 multiplied by the Reduced Differential plus (B) the product of the Average Fidelity Common Share Price multiplied by a fraction, the numerator of which is the product of 0.50 multiplied by the Reduced Differential and the denominator of which is $15.00 and (2) the denominator of which is the Average Fidelity Common Share Price, or (y) a fraction, the numerator of which is the Reduced Differential and the denominator of which is $13.00.

          Any payment of the Supplemental Consideration or the Reduced Supplemental Consideration, as the case may be, shall be made, at the election of Fidelity, in the form of cash, Fidelity Common Shares or a combination thereof. If Fidelity elects to pay all or any portion of the Supplemental Consideration or the Reduced Supplemental Consideration, as the case may be, in Fidelity Common Shares, the number of Fidelity Common Shares to be issued as Supplemental Consideration or Reduced Supplemental Consideration (the "Supplemental Stock Portion") shall be equal to the Supplemental Exchange Ratio. If Fidelity elects to pay all or any portion of the Supplemental Consideration or the Reduced Supplemental Consideration, as the case may be, in cash, the amount of cash to be paid as Supplemental Consideration or Reduced Supplemental Consideration shall be the "Supplemental Cash Portion."

          (iv) For purposes of this Agreement, (1) the "Average Fidelity Common Share Price" shall be determined on the second trading day immediately prior to the date of the Effective Time (the "Determination Date") and shall mean the average of the daily averages of the high and low sales prices of a Fidelity Common Share (calculated to the nearest 0.0001) on the NYSE Composite Transactions Tape for the 30 consecutive trading days immediately preceding and including the Determination Date (or, in the event that there is no trading of Fidelity Common Share on any day during the 30-trading-day period, for such lesser number of days within such 30-trading-day period when Fidelity Common Shares are traded); (2) the "Reduced Differential" shall be determined if the Average Fidelity Common Share Price on the Determination Date is less than $15.00 and Fidelity elects to pay the Reduced Supplemental Consideration, and shall be an amount equal to the difference between (A) $52.00 and (B) the sum of (x) $26.00 and (y) the product of the Stock Portion and $15.00; and (3) the "Supplemental Exchange Ratio" shall be a fraction (calculated to the nearest 0.0001), the numerator of which is the portion of the Supplemental Consideration or the Reduced Supplemental Consideration, as the case may be, to be paid in Fidelity Common Shares and the denominator of which is the Average Fidelity Common Share Price.

          (v) Schedule I hereto illustrates the application of this Section 3.1(b) at various assumed Average Fidelity Common Share Prices.

     (c) The amount of merger consideration payable pursuant to Section 3.1(b) (which shall consist of the Stock Portion, the Cash Portion, the Supplemental Stock Portion (if any), and the Supplemental Cash Portion (if any), and which shall have an aggregate value equal to $52.00 or, if Fidelity has elected to pay the Reduced Supplemental Consideration, an aggregate value equal to $52.00 less the difference between the Supplemental Consideration and the Reduced Supplemental Consideration) shall be referred to herein as the "Merger Consideration." After determining the aggregate amount of Merger Consideration in accordance with the provisions of Section 3.1(b) (and giving effect to any determination by Fidelity to pay any Supplemental Consideration (or Reduced Supplemental Consideration) in the form of cash, Fidelity Common Shares or a combination thereof), a determination shall be made (the "Allocation of Merger Consideration") as to the total number of Fidelity Common Shares to be paid as Merger Consideration (the "Maximum Shares") and the total amount of cash to be paid as Merger Consideration (the "Maximum Cash"), taking into account the following adjustments:

          (i) in the event that the Allocation of Merger Consideration would result in holders of Merger Shares owning less than that percentage (the "Minimum Percentage") of whole outstanding Fidelity Common Shares immediately after the Effective Time as is equal to the sum of (A) 50.1%, plus (B) that percentage as is equal to (x) the Company Common Shares issued by the Company (regardless of the consideration, if any, received by the Company) to any person other than Alleghany, and not repurchased by the Company directly from such person prior to the Effective Time, divided by
     (y) the number of shares of Company Common Shares outstanding immediately prior to the Effective Time, then if necessary to satisfy the conditions in
     Section 9.2(c) or Section 9.3(c) hereof, the foregoing allocation shall be adjusted (i.e., the Maximum Cash shall be reduced, and the Maximum Shares shall be increased) such that the holders of the Merger Shares immediately prior to the Effective Time will acquire at the Effective Time whole Fidelity Common Shares equal to the Minimum Percentage of the Fidelity Common Shares outstanding immediately after the Effective Time;

          (ii) after giving effect to any adjustment required pursuant to the immediately preceding clause (i), if the product of (A) the number of Fidelity Common Shares to be issued in the Merger and (B) the mean of the highest and lowest quoted trading price of

     Fidelity Common Shares on the date of the Effective Time (such product referred to as "Value of Stock Consideration") is less than 40% of the sum of the Value of Stock Consideration and the amount of cash consideration to be issued in the Merger (such sum referred to as "Value of Merger Consideration"), then the amount of cash to be issued in the Merger shall be reduced and the amount of Fidelity Common Shares to be issued in the Merger shall be increased such that the Value of Stock Consideration is at least equal to 40% of the Value of Merger Consideration. For purposes of the preceding sentence, Dissenting Shares, Company Common Shares exchanged for cash in lieu of fractional shares of Fidelity Common Shares, Company Common Shares owned by Fidelity or any of its Subsidiaries that will be cancelled in accordance with Section 3.1(a), and Company Common Shares repurchased by the Company since January 1, 1999, shall be treated as Company Common Shares exchanged in the Merger for an amount of cash equal to the purchase price therefor. The adjustments referred to in this subparagraph (ii) shall be made in a manner so as to ensure that the Merger qualifies as a reorganization under Section 368(a) of the Code and that the conditions in Section 9.2(b) and Section 9.3(b) are satisfied.

          (iii) The foregoing adjustments in subparagraphs (i) and (ii) shall be applied in a manner such that the sum of (x) the total cash payable in exchange for each Company Common Share and (y) the product of the number of Fidelity Common Shares to be issued in exchange for each Company Common Share multiplied by the Average Fidelity Common Share Price, shall be equal to the amount of such sum in the absence of any adjustments under subparagraphs (i) and (ii). For this purpose, the Average Fidelity Common Share Price shall be equal to $15 if under Section 3.1(b)(iii) Fidelity has elected to pay the Reduced Supplemental Consideration.

     (d) Subject to the allocation and election procedures set forth in this
Section 3.1, each record holder (or beneficial owner through appropriate and customary documentation and instructions) of Company Common Shares immediately prior to the Effective Time shall be entitled to designate the number of such holder's Company Common Shares with respect to which the holder elects to receive the Merger Consideration entirely in cash ("Cash Election Shares"), and to designate the number of such holder's Company Common Shares with respect to which the holder elects to receive the Merger Consideration entirely in Fidelity Common Shares ("Stock Election Shares"). Any Company Common Shares (other than Dissenting Shares) with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent (as hereinafter defined) an effective, properly completed Form of Election at or prior to the Election Deadline (as hereinafter defined) shall be deemed to be "Non-Election Shares." Any election to receive the Merger Consideration in cash (a "Cash Election"), any election to receive the Merger Consideration in Fidelity Common Shares (a "Stock Election") and any failure to indicate a preference as to the receipt of cash, Fidelity Common Shares or a combination thereof (a "Non-Election") shall be herein referred to as an "Election;" provided, however, that no holder of Dissenting Shares shall be entitled to make an Election. All such Elections shall be made on a form furnished by Fidelity for that purpose (a "Form of Election") and reasonably satisfactory to the Company. If more than one certificate which immediately prior to the Effective Time represented outstanding Company Common Shares (a "Certificate") shall be surrendered for the account of the same holder, the number of Fidelity Common Shares, if any, to be issued to such holder in exchange for the Certificates which have been surrendered shall be computed on the basis of the aggregate number of Company Common Shares represented by all of the Certificates surrendered for the account of such holder. Holders of record of Company Common Shares who hold such Company Common Shares as nominees, trustees or in other representative capacities may submit multiple Forms of Election, provided that such nominee, trustee or representative certifies that each such Form of Election covers all Company Common Shares held for a particular beneficial owner.

     (e) For purposes of this Agreement (including without limitation the election procedures set forth in this Section 3.1), the following terms shall have the following meanings (after giving effect to Section 3.1(b) and Section 3.1(c)): (i) the "Aggregate Cash Shares" shall mean the aggregate number of Company Common Shares which may be converted into the right to receive the Merger Consideration in the form of cash, and shall be equal to the product of
(A) a fraction (the "Aggregate Cash Share Fraction"), the numerator of which shall be equal to the amount of cash to be issued in the Merger and the denominator of which shall be equal to the sum of (x) the amount of cash to be issued in the Merger and (y) the product of (1) the number of Fidelity Common Shares to be issued in the Merger and (2) the Average Fidelity Common Share Price, and (B) the number of Merger Shares; (ii) the "Aggregate Stock Shares" shall mean the aggregate number of Company Common Shares which may be converted into the right to receive the Merger Consideration in the form of Fidelity Common Shares, and shall be equal to the product of (A) one minus the Aggregate Cash Share Fraction and (B) the number of Merger Shares; (iii) the "Per Share Stock Amount" shall mean a number of Fidelity Common Shares equal to (A) the Merger Consideration divided by (B) the Average Fidelity Common Share Price; and
(iv) the "Per Share Cash Amount" shall mean an amount of cash equal to the Merger Consideration.

     (f) If the aggregate number of Cash Election Shares exceeds the Aggregate Cash Shares, then:

          (i) each Stock Election Share shall be converted into the right to receive the Per Share Stock Amount;

          (ii) each Non-Election Share shall be converted into the right to receive the Per Share Stock Amount; and

          (iii) each Cash Election Share shall be converted into the right to receive: (x) the amount in cash, without interest, equal to the product of
     (A) the Per Share Cash Amount and (B) a fraction (the "Cash Fraction"), the numerator of which shall be the Aggregate Cash Shares, and the denominator of which shall be the aggregate number of Cash Election Shares, and (y) the number of Fidelity Common Shares equal to the product of (A) the Per Share Stock Amount and (B) a fraction equal to one minus the Cash Fraction.

     (g) If the aggregate number of Stock Election Shares exceeds the Aggregate Stock Shares, then:

          (i) each Cash Election Share shall be converted into the right to receive the Per Share Cash Amount;

          (ii) each Non-Election Share shall be converted into the right to receive the Per Share Cash Amount; and

          (iii) each Stock Election Share shall be converted into the right to receive: (x) the number of Fidelity Common Shares equal to the product of
     (A) the Per Share Stock Amount and (B) a fraction (the "Stock Fraction"), the numerator of which shall be the Aggregate Stock Shares, and the denominator of which shall be the aggregate number of Stock Election Shares, and (y) the amount in cash, without interest, equal to the product of (A) the Per Share Cash Amount and (B) a fraction equal to one minus the Stock Fraction.

     (h) In the event that neither Section 3.1(f) nor Section 3.1(g) is applicable, then:

          (i) Each Cash Election Share shall be converted into the right to receive the Per Share Cash Amount;

          (ii) Each Stock Election Share shall be converted into the right to receive the Per Share Stock Amount; and

          (iii) Each Non-Election Share, if any, shall be converted into the right to receive: (x) an amount in cash, without interest, equal to the product of (A) the Merger Consideration and (B) a fraction (the "Non-Election Fraction"), the numerator of which shall be the excess of (1) the Aggregate Cash Shares over (2) the aggregate number of Cash Election Shares, and the denominator of which shall be the number of Non-Election Shares, and (y) the number of Fidelity Common Shares equal to the product of (a) the Per Share Stock Amount and (B) a fraction equal to one minus the Non-Election Fraction.

     (i) Elections shall be made by holders of Company Common Shares by delivering the Form of Election to the Exchange Agent (as hereinafter defined). To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent by no later than 5:00 p.m. (New York City time) on the date of the Effective Time (the "Election Deadline"), and accompanied by
(1)(x) the Certificates representing the Company Common Shares as to which the election is being made or (y) an appropriate guarantee of delivery of such Certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such Certificates are in fact delivered to the Exchange Agent within three NYSE trading days after the date of execution of such guarantee of delivery (a "Guarantee of Delivery"), and (2) a properly completed and signed letter of transmittal. Failure to deliver Certificates covered by any Guarantee of Delivery within three NYSE trading days after the date of execution of such Guarantee of Delivery shall be deemed to invalidate any otherwise properly made Cash Election or Stock Election. Fidelity will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted or revoked and to disregard immaterial defects in Forms of Election. The good faith decision of Fidelity (or the Exchange Agent) in such matters shall be conclusive and binding. Neither Fidelity nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. A Form of Election with respect to Dissenting Shares shall not be valid. The Exchange Agent shall also make all computations contemplated by Sections 3.1(f), 3.1(g) and 3.1(h) above and all such computations shall be conclusive and binding on the holders of Company Common Shares in the absence of manifest error. Any Form of Election may be changed or revoked prior to the Election Deadline. In the event a Form of Election is revoked prior to the Election Deadline, Fidelity shall, or shall cause the Exchange Agent to, cause the Certificates representing the Company Common Shares covered by such Form of Election to be promptly returned without charge to the Person submitting the Form of Election upon written request to that effect from such Person.

     (j) For the purposes hereof, a holder of Company Common Shares who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline (including a holder who submits and then revokes his or her Form of Election and does not resubmit a Form of Election which is timely received by the Exchange Agent), or who submits a Form of Election without the corresponding Certificates or a Guarantee of Delivery, shall be deemed to have made a Non-Election. Holders of Dissenting Shares shall not be entitled to make an Election and shall not be deemed to have made a Non-Election; the rights of such holders of Dissenting Shares shall be determined in accordance with Section 262 of the DGCL and as provided in Section 3.5 hereof. If any Form of Election is defective in any manner such that the Exchange Agent cannot reasonably determine the election preference of the stockholder submitting such Form of Election, the purported Cash Election or Stock Election set forth therein shall be deemed to be of no force and effect and the stockholder making such purported Cash Election or Stock Election shall, for purposes hereof, be deemed to have made a Non-Election.

     (k) A Form of Election and a letter of transmittal shall be included with or mailed contemporaneously with each copy of the Joint Proxy Statement/Prospectus mailed to stockholders of the Company in connection with the Company Stockholders Meeting (as hereinafter defined). Fidelity and the Company shall each use its reasonable best efforts to mail or otherwise make available the Form of Election and a letter of transmittal to all persons who become holders of Company Common Shares during the period between the record date for the Company Stockholders Meeting and the Election Deadline.

     Section 3.2  Fractional Shares; Adjustments.

     (a) No certificate or scrip representing fractional Fidelity Common Shares shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Fidelity. Notwithstanding any other provision of this Agreement, each holder of Company Common Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Fidelity Common Share (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a Fidelity Common Share multiplied by the Average Fidelity Common Share Price.

     (b) If at any time during the period between the Determination Date and the Effective Time, any change in the outstanding shares of capital stock of Fidelity or securities convertible or exchangeable into capital stock of Fidelity shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any dividend or distribution thereon (other than regular quarterly cash dividends, not in excess of $0.084 per Fidelity Common Share) or a record date with respect to any of the foregoing shall occur during such period, the number of Fidelity Common Shares constituting part of the Merger Consideration shall be appropriately adjusted to provide to the holders of the Fidelity Common Shares and the Company Common Shares the same economic effect as contemplated by this Agreement prior to the consummation of such event.

     Section 3.3  Exchange of Certificates.

     (a) Exchange Agent. Promptly after the date hereof, Fidelity shall appoint a commercial bank or trust company reasonably acceptable to the Company, having net capital of not less than $100,000,000, or a subsidiary thereof, as an exchange agent (the "Exchange Agent") for the benefit of holders of Company Common Shares. At or immediately prior to the Effective Time, Fidelity shall deposit with the Exchange Agent, for exchange or payment in accordance with this
Section 3.3, through the Exchange Agent, (i) certificates evidencing the total number of Fidelity Common Shares to be issued in the Merger, and (ii) (1) cash in an amount equal to (x) the Per Share Cash Amount multiplied by (y) the Aggregate Cash Shares, and (2) any cash necessary to pay amounts due pursuant to
Section 3.2(a) and Section 3.5 (such certificates for Fidelity Common Shares and such cash being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions in accordance with this
Article III, deliver the Fidelity Common Shares and cash contemplated to be issued pursuant to this Article III out of the Exchange Fund. Except as contemplated by

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Section 3.3(e), Section 3.3(f) or Section 3.3(g) hereof, the Exchange Fund shall not be used for any other purpose.

     (b) Exchange Procedures. As promptly as practicable after the Effective Time, Fidelity shall send, or will cause the Exchange Agent to send, to each holder of record of a Certificate or Certificates that were converted into the right to receive Fidelity Common Shares and/or cash pursuant Section 3.1, a letter of transmittal and instructions (which shall be in customary form and specify that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Certificates to the Exchange Agent), for use in the exchange contemplated by this Section 3.3. Upon surrender of a Certificate to the Exchange Agent, together with a duly executed letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole Fidelity Common Shares and/or cash which such holder has the right to receive pursuant to the provisions of this
Article III (after giving effect to any required withholding tax). Until surrendered as contemplated by this Section 3.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and unpaid dividends and distributions thereon, if any, as provided in this Article III. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Fidelity, the posting by such Person of a bond, in such reasonable amount as Fidelity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver, in exchange for such lost, stolen or destroyed Certificate, the proper amount of the Merger Consideration, together with any unpaid dividends and distributions on any such Fidelity Common Shares, as contemplated by this Article III.

     (c) Distributions with Respect to Unexchanged Shares. Whenever a dividend or other distribution is declared by Fidelity in respect of the Fidelity Common Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Fidelity Common Shares issuable pursuant to this Agreement. No dividends or other distributions declared or made after the Effective Time with respect to Fidelity Common Shares constituting part of the Merger Consideration shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares shall be paid to any such holder, until such Certificate is surrendered as provided in this Section 3.3. Following such surrender, there shall be paid, without interest, to the Person in whose name the Fidelity Common Shares have been registered (i) at the time of such surrender, the amount of dividends or other distributions with a record date at or after the Effective Time previously paid or payable on the date of such surrender with respect to such whole Fidelity Common Shares, less the amount of any withholding taxes that may be required thereon, and (ii) at the appropriate payment date subsequent to surrender, the amount of dividends or other distributions with a record date at or after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Fidelity Common Shares, less the amount of any withholding taxes which may be required thereon.

     (d) No Further Ownership Rights in the Company Common Shares. As of the Effective Time, all Company Common Shares shall automatically be cancelled and retired and shall cease to exist, and each holder of a Certificate representing any such Company Common Shares shall cease to have any rights with respect thereto, except the right to receive, upon

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

surrender of such Certificate, the Merger Consideration. As of the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the Company's stock transfer books of Company Common Shares outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 3.3.

     (e) Return of Merger Consideration. Upon demand by Fidelity, the Exchange Agent shall deliver to Fidelity any portion of the Merger Consideration deposited with the Exchange Agent pursuant to this Section 3.3 that remains undistributed to holders of Company Common Shares one year after the Effective Time. Holders of Certificates who have not complied with this Section 3.3 prior to such demand shall thereafter look only to Fidelity for payment of any claim to the Merger Consideration and dividends or distributions, if any, in respect thereof.

     (f) No Liability. Neither Fidelity nor the Exchange Agent shall be liable to any Person in respect of any Company Common Shares (or dividends or distributions with respect thereto) for any amounts paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (g) Withholding Rights. Fidelity shall be entitled to deduct and withhold from the Merger Consideration (and any dividends or distributions thereon) otherwise payable hereunder to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign income tax law. To the extent that Fidelity so withholds those amounts, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Shares in respect of which such deduction and withholding was made by Fidelity.

     Section 3.4  Company Stock Options.

     (a) At the Effective Time, each option to purchase Company Common Shares (each, a "Company Option") outstanding under any stock option or compensation plan or arrangement of the Company, whether or not vested or exercisable, shall cease to represent a right to acquire Company Common Shares and shall be converted into an option (each, a "Fidelity Option") to acquire, on the same terms and conditions as were applicable under such Company Option except that such Fidelity Option shall be vested and immediately exercisable, that number of Fidelity Common Shares determined by multiplying the number of Company Common Shares subject to such Company Option by the Per Share Stock Amount, with any fractional shares of Fidelity Common Shares resulting from such calculation being rounded down to the nearest whole share, at a price per share (rounded up to the nearest whole cent) equal to (x) the aggregate exercise price for the Company Common Shares covered by such Company Option divided by (y) the number of full Fidelity Common Shares covered by such Company Option in accordance with the foregoing.

     (b) Prior to the Effective Time, the Company and Fidelity shall take all actions (including, if appropriate, amending the terms of the Company's stock option plan, employee purchase plan and other compensation plans or arrangements) that are necessary to give effect to the transactions contemplated by Section 3.4(a).

     (c) At or prior to the Effective Time, Fidelity shall take all corporate action necessary to reserve for issuance a sufficient number of Fidelity Common Shares for delivery upon exercise of the Fidelity Options. At the Effective Time, Fidelity shall file a registration statement on Form S-8 (or any successor form), with respect to the Fidelity Common Shares subject to such Fidelity Options, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement(s), maintain the current status of the prospectus(es) contained therein and comply with all applicable state securities or "blue sky" laws for so long as such Fidelity Options remain outstanding.

     Section 3.5  Shares of Dissenting Stockholders.

     (a) Notwithstanding anything in this Agreement to the contrary, any Company Common Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall not have voted in favor of the Merger and who shall have demanded properly in writing appraisal of such shares in accordance with Section 262 of the DGCL and who object to the Merger and comply with all provisions of the DGCL concerning the right of such person to dissent from the Merger and demand appraisal of such shares (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders shall be entitled to receive the amounts determined in accordance with the provisions of such Section 262. If, after the Effective Time, any such holder effectively withdraws the demand for appraisal or fails to preserve such right to appraisal, in either case pursuant to the DGCL, such Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive, without any interest thereon, the Per Share Cash Amount.

     (b) Any payments relating to Dissenting Shares shall be made solely by the Surviving Corporation, and the Company shall not make any payment with respect to, or settle or offer to settle with, the holders of Dissenting Shares without the prior consent of Fidelity. The Company shall give Fidelity prompt notice of any demands received by the Company for the payment of fair value for Dissenting Shares, and Fidelity shall have the right to direct all negotiations and proceedings with respect to Dissenting Shares.

                                   ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as disclosed in (i) the Company Disclosure Schedule attached hereto or (ii) the Company SEC Documents filed prior to the date hereof, the Company represents and warrants to Fidelity that:

     Section 4.1 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has heretofore made available to Fidelity true and complete copies of the Company's certificate of incorporation and by-laws as currently in effect.

     Section 4.2 Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's corporate powers and, except for the Company Stockholder Approval (as hereinafter defined), have been duly authorized by all necessary corporate action. Assuming that this Agreement constitutes the valid and binding obligation of Fidelity, this Agreement constitutes a valid and binding agreement of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, now or hereafter in effect, relating to or affecting creditors' rights and remedies and to general principles of equity.

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

     Section 4.3 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity other than (a) the filing of the Certificate of Merger in accordance with the DGCL; (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") or decrees thereunder applicable to the Company; (c) compliance with any applicable requirements of the Securities Act and the Exchange Act; (d) such as may be required under any applicable state securities or "blue sky" laws; (e) filings with and approval of the Commissioners of Insurance of the jurisdictions listed on Section 4.3(e) of the Company Disclosure Schedule; (f) compliance with any applicable Environmental Laws or state environmental property transfer laws; and (g) such other consents, approvals, actions, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not, individually or in the aggregate, (x) be reasonably likely to have a Company Material Adverse Effect, or (y) prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

     Section 4.4 Non-Contravention. Except as set forth on Section 4.4 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene or conflict with the Company's certificate of incorporation or by-laws, (b) assuming compliance with the matters referred to in Section 4.3, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any of its Subsidiaries, (c) constitute a breach or default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit or status to which the Company or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries other than, in the case of each of (b), (c) and (d), any such items that would not, individually or in the aggregate (x) be reasonably likely to have a Company Material Adverse Effect or (y) prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

     Section 4.5  Capitalization.

     (a) The authorized capital stock of the Company consists of 66,000,000 Company Common Shares and 8,000,000 shares of preferred stock, $1.00 par value per share. As of July 31, 1999, there were outstanding (i) 21,807,531 Company Common Shares, (ii) no shares of Company preferred stock, (iii) stock options (or binding obligations to issue stock options) to purchase an aggregate of up to 891,440 Company Common Shares (of which options to purchase an aggregate of 4,000 Company Common Shares were vested and exercisable), and (iv) stock options to purchase Company Common Shares pursuant to the Chicago Title Corporation Employee's Stock Purchase Plan. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable.

     (b) As of the date hereof, except (i) as set forth in this Section 4.5,
(ii) for issuances of Company Common Shares since July 31, 1999 pursuant to the Company's Employee Stock Purchase Plan in accordance with its present terms,
(iii) for changes since July 31, 1999 resulting from the exercise of stock options, and (iv) for the rights of directors and employees of the Company and its Subsidiaries pursuant to Company Employee Plans (as hereinafter defined) as in effect on the date hereof and giving effect to the modifications described on Exhibit C hereto, there are no outstanding (x) shares of capital stock or other voting securities of the Company, (y) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, and (z) options or other rights to acquire from the Company, and there is no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (x), (y) and (z) being referred to collectively as the "Company Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

     Section 4.6  Subsidiaries.

     (a) Each Subsidiary of the Company is a corporation duly incorporated or an entity duly organized, and is validly existing and in good standing, under the laws of its jurisdiction of incorporation or organization, has all powers and authority and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, in each case with such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect.

     (b) The Company conducts its insurance operations through the Subsidiaries listed in Section 4.6(b) of the Company Disclosure Schedule (collectively, the "Company Insurance Subsidiaries"). Each of the Company Insurance Subsidiaries is, where required, (i) duly licensed or authorized as an insurance company in its jurisdiction of incorporation, (ii) duly licensed or authorized as an insurance company in each other jurisdiction where it is required to be so licensed, authorized or eligible, and (iii) duly authorized or eligible in its jurisdiction of incorporation and each other applicable jurisdiction to write each line of business reported as being written in the Company Statutory Financial Statements (as hereinafter defined), except where the failure to be so licensed, authorized or eligible, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect. The Company has made all required filings under applicable insurance holding company statutes except where the failure to file, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect.

     (c) All of the outstanding shares of capital stock of, or other ownership interest in, each Subsidiary of the Company has been validly issued and is fully paid and nonassessable. All of the outstanding capital stock of, or other ownership interest, which is owned, directly or indirectly, by the Company in, each of its Subsidiaries is owned free and clear of any Lien and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests) with such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect. There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its Subsidiaries, (ii) options, warrants or other rights to acquire from the Company or any of its Subsidiaries, and no other obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any of its Subsidiaries or (iii) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding securities of any of its Subsidiaries or any capital stock of, or other ownership interests in, any of its Subsidiaries.

     Section 4.7  The Company SEC Documents.

     (a) The Company has made available to Fidelity the Company SEC Documents. The Company has filed all reports, filings, registration statements and other documents required to be filed by it with the SEC since June 17, 1998. No Subsidiary of the Company is required to file any form, report, registration statement or prospectus or other document with the SEC.

     (b) As of its filing date, each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be.

     (c) No Company SEC Document filed pursuant to the Exchange Act contained, as of its filing date or mailing date, as applicable, any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company SEC Document filed pursuant to the Securities Act, as amended or supplemented, if applicable, contained, as of the date such document or amendment became effective, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     Section 4.8  Financial Statements; Reserves.

     (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company 10-K and the Company 10-Q (the "Company GAAP Financial Statements") fairly present in all material respects, in conformity with generally accepted accounting principles applied on a consistent basis ("GAAP") (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

     (b) The Company has made available to Fidelity true and complete copies of the Annual Convention Statement on NAIC Form 9 for the year ended December 31, 1998 and the Quarterly Convention Statement for the quarterly period ended March 31, 1999 of each of the Company Insurance Subsidiaries as filed with the applicable insurance regulatory authorities, including all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents filed in connection therewith (collectively, the "Company Statutory Financial Statements"). The Company Statutory Financial Statements fairly present in all material respects, in conformity with statutory accounting practices prescribed or permitted by the applicable insurance regulatory authority applied on a consistent basis, the statutory financial position of such Company Insurance Subsidiaries as at the respective dates thereof and the results of operations of such Subsidiaries for the respective periods then ended. The Company Statutory Financial Statements complied in all material respects with all applicable laws, rules and regulations when filed, and no material deficiency has been asserted with respect to any Company Statutory Financial Statements by the applicable insurance regulatory body or any other governmental agency or body. The annual statutory balance sheets and income statements included in the Company Statutory Financial Statements have been audited by KPMG LLP, and the Company has delivered or made available to Fidelity true and complete copies of all audit opinions related thereto.

     (c) Section 4.8(c) of the Company Disclosure Schedule sets forth a description of the Company's method or methods for providing title insurance loss reserves on the Company GAAP Financial Statements and on the Company Statutory Financial Statements.

     (d) (i) The reserves carried on the Company Statutory Financial Statements of each Company Insurance Subsidiary for the year ended December 31, 1998 and the three-month period ended March 31, 1999 for unearned premiums, losses, loss adjustment expenses, claims and similar purposes (including claims litigation) are in compliance in all material respects with the requirements for reserves established by the insurance departments of the jurisdiction of domicile of such Company Insurance Subsidiary, were determined in all material respects in accordance with published actuarial standards of practice and principles consistently applied throughout the periods presented in such Company Statutory Financial Statements, and are fairly stated in all material respects in accordance with accepted actuarial and statutory accounting principles; (ii) such reserves were adequate in the aggregate to cover the total amount of all reasonably anticipated liabilities of the Company and each Company Insurance Subsidiary under all outstanding insurance, reinsurance and other applicable agreements as of the respective dates of such Company Statutory Financial Statements, and the admitted assets of the Company and each Company Insurance Subsidiary as determined under applicable laws are in an amount at least equal to the minimum amounts required by applicable laws; and (iii) there are no agreements between the Company or any of the Company Insurance Subsidiaries concerning the maintenance of any reserves by any of the Company Insurance Subsidiaries that go beyond normal legal requirements.

     Section 4.9  No Material Undisclosed Liabilities. Except as set forth in
Section 4.9 of the Company Disclosure Schedule and except for the Company Proceedings, there are no liabilities of the Company or of any Subsidiary of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, in each case, that are required by GAAP to be set forth on a consolidated balance sheet of the Company, other than:

          (i) liabilities or obligations disclosed or provided for in the Company Balance Sheet or disclosed in the notes thereto;

          (ii) liabilities or obligations incurred or arising after December 31, 1998 and disclosed in the Company 10-Q or provided for in the Company balance sheet (or notes thereto) included in the Company 10-Q;

          (iii) liabilities or obligations incurred or arising in the ordinary course of business after the date of the Company balance sheet included in the Company 10-Q or arising under this Agreement or incurred in connection with the transactions contemplated hereby; and

          (iv) other liabilities or obligations, which, individually or in the aggregate, would not be reasonably likely to exceed $17.5 million.

     Section 4.10  Information to Be Supplied.

     (a) The information to be supplied in writing by the Company expressly for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will (i) in the case of the Registration Statement, at the time it becomes effective, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) in the case of the remainder of the Joint Proxy Statement/Prospectus, at the time of the mailing thereof and at the time of the Company Stockholders Meeting and the Fidelity Stockholders Meeting (as hereinafter defined), not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/ Prospectus will comply (with respect to information relating to the Company) as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

     (b) Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statements made or incorporated by reference in the Joint Proxy Statement/Prospectus based on information supplied in writing by Fidelity expressly for use therein.

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     Section 4.11  Absence of Certain Changes. Since December 31, 1998, except as disclosed in the Company 10-Q, provided for in the financial statements (or notes thereto) included in the Company 10-Q, disclosed on Section 4.11 of the Company Disclosure Schedule, or as contemplated by this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:

     (a) any action, event, occurrence, development, change in method of doing business, or state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect;

     (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any Company Common Shares (other than (i) regular quarterly cash dividends, not in excess of $0.36 per Company Common Share, and
(ii) as contemplated by Section 8.5 hereof) or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries (other than any repurchases of the Company Common Shares made prior to the date hereof pursuant to the Company's publicly announced stock repurchase programs);

     (c) any transaction or commitment made by, or any contract, agreement or settlement entered into by, or any judgment, order or decree affecting, the Company or any of its Subsidiaries relating to its assets or business (including without limitation the acquisition or disposition of any assets) or any relinquishment by the Company or any of its Subsidiaries of any contract or other right, in either case, material to the Company and its Subsidiaries taken as a whole, other than transactions, commitments, contracts, agreements or settlements (including, without limitation, settlements of litigation and tax proceedings) in the ordinary course of business consistent with past practice, contemplated by this Agreement, or agreed to in writing by Fidelity; or

     (d) any change by the Company in accounting principles or methods (other than as required by GAAP or Regulation S-X of the Exchange Act).

     Section 4.12 Transactions with Affiliates. Except as disclosed in the Company Proxy Statement and except as contemplated hereby (including the Company Disclosure Schedule and the Exhibits hereto), none of the Company nor any of its Affiliates is an officer, director, employee, consultant, distributor, supplier or vendor of, or is party to any contract with, the Company or any of its Subsidiaries that would be required to be disclosed in a proxy statement filed by the Company pursuant to the Exchange Act.

     Section 4.13 Litigation. Except for title insurance claims made in the ordinary course of business and except as disclosed in Section 4.13 of the Company Disclosure Schedule, there is no action, suit, investigation, arbitration or proceeding pending against, or to the knowledge of the Company threatened against, the Company or any of its Subsidiaries or any of their respective assets or properties before any arbitrator or Governmental Entity that, individually or in the aggregate, would be reasonably likely to result in liability to the Company or such Subsidiaries in excess of $10 million.

     Section 4.14 Taxes. (a) All material tax returns, statements, reports and forms (collectively, the "Company Returns") required to be filed with any taxing authority by, or with respect to, the Company and its Subsidiaries were filed on a timely basis and were true, complete and correct except to the extent that the failure to file or be true, complete and correct would not, individually or in the aggregate, have a Company Material Adverse Effect; (b) the Company and its Subsidiaries have timely paid all material taxes (which for purposes of this Section 4.14 shall include interest, penalties and additions to tax with respect thereto) shown as due and payable on the Company Returns (other than taxes which are being

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contested in good faith and for which adequate reserves are reflected on the
Company Balance Sheet) except to the extent that the failure to pay would not, individually or in the aggregate, have a Company Material Adverse Effect; (c) the Company and its Subsidiaries have made provision for all material taxes payable by them for which no Company Return has yet been filed except for inadequately reserved taxes that would not, individually or in the aggregate, have a Company Material Adverse Effect; (d) no taxing authority has asserted or initiated (or threatened to assert or initiate) in writing any action, suit, proceeding or claim against the Company or any of its Subsidiaries that, individually or in the aggregate, would have a Company Material Adverse Effect;
(e) there is no application pending for approval of a change in accounting methods; (f) except for the Alleghany affiliated group or any year for which the statute of limitations has expired, neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent; and (g) except for the Tax Sharing Agreement, neither the Company nor any of its Subsidiaries is obligated by any contract, agreement or other arrangement to indemnify any other person with respect to taxes or to compensate any third party for any tax payment or tax liability under a tax sharing or similar agreement.

     Section 4.15  Employees and Employee Benefits.

     (a) Section 4.15(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), each material employment, severance or similar contract, plan, arrangement or policy and each other material plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation or insurance coverage (including any self-insured arrangements) which is maintained, administered or contributed to by the Company or any of its Subsidiaries and covers any employee or former employee of the Company or any of its Subsidiaries. Copies of such plans (and, if applicable, related trust agreements) and all amendments thereto and the most recent written summary descriptions thereof have been provided to Fidelity, together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan. Such plans are referred to collectively herein as the "Company Employee Plans."

     (b) Each Company Employee Plan which is intended to be qualified under
Section 401(a) of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service stating that it is so qualified and, to the knowledge of the Company, nothing has occurred since the date of such letter that would cause it to be revoked, whether prospectively or retroactively. The Company will make available upon request to Fidelity copies of the most recent Internal Revenue Service determination letters with respect to each such Company Employee Plan. Each Company Employee Plan has been administered in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Company Employee Plan except as would not be reasonably likely to have a Company Material Adverse Effect.

     (c) Except as described on Section 4.15(c) of the Company Disclosure Schedule and except as contemplated by the plans and arrangements described on Exhibit C hereto, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, trust or loan that will or may result in any material payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee, executive or director of the Company or any of its Subsidiaries.

     (d) Except as set forth on Section 4.15(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries maintains or contributes to any Company Employee Plan which provides, or has any liability to provide, life insurance, medical or other welfare benefits to any employee(s) upon their retirement or termination of employment, except as required by
Section 601 of ERISA and Section 4980B of the Code.

     (e) There has been no amendment to, written interpretation or announcement (whether or not written) relating to any Company Employee Plan which would increase materially the expense of maintaining such Company Employee Plans in the aggregate above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 1998.

     (f) The Company and each of its Subsidiaries is in compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, wages, hours and withholding except as would not be reasonably likely to have a Company Material Adverse Affect.

     Section 4.16 Investment Securities. The ownership by the Company and its Subsidiaries of stocks, bonds and other securities complies in all material respects with all applicable insurance, trust and other Laws. The Company has good and valid title to all such investment securities shown as assets in the Company Balance Sheet (unless disposed of in the ordinary course of business thereafter), free and clear of all material Liens except for restrictions in respect of deposits, statutory premium reserve requirements and statutory pledges with state regulatory authorities disclosed in the Company SEC Documents. The Annual Convention Statements on NAIC Form 9 of the Company Insurance Subsidiaries contain a complete description of all securities of the Company Insurance Subsidiaries on deposit with each state insurance department as of December 31, 1998.

     Section 4.17 Compliance with Laws. The Company and its Subsidiaries have all licenses, permits and qualifications necessary to conduct their businesses and own their properties in each jurisdiction in which the Company or its Subsidiaries currently do business or own property, or in which such license, permit or qualification is otherwise required. Except for the Company Proceedings, since July 1, 1994, (a) neither the Company nor any of its Insurance Subsidiaries has had its license or qualification to conduct title insurance business in any jurisdiction revoked or suspended or been involved in a proceeding to revoke or suspend such license or qualification, nor to the best knowledge of the Company has any investigation been conducted, or is pending, in any such jurisdiction with a view to revocation or suspension of any such license, (b) the Company and its Subsidiaries have complied in all material respects with all laws, regulations and orders applicable to their businesses and the present use by the Company and its Subsidiaries of their respective properties, and the business conducted by the Company and its Subsidiaries, does not violate in any material respect any such laws, regulations or orders and (c) the Company and its Subsidiaries have timely filed all reports and returns required by law, rule, regulation or policy of any regulatory authority and all such returns and reports are true and correct in all material respects, and there are no material deficiencies with respect to such filings or submissions.
Section 4.17 of the Company Disclosure Schedule indicates the most recent date of the last completed insurance regulatory examination and audit, regular or special, as the case may be, as to the Company and its Insurance Subsidiaries for the jurisdictions listed therein, and a copy of the most recent report of such examination has heretofore been made available or delivered to Fidelity. There is no agreement or understanding between the Company or any of its Insurance Subsidiaries, on the one hand, and any regulatory authority, on the other hand, concerning the payment of dividends by the Company or such Insurance Subsidiary or the maintenance of any NAIC Insurance Regulatory Information System Ratio or adequacy of reserves.

     Section 4.18 Forms of Contract. Except as disclosed on Section 4.18 of the Company Disclosure Schedule, each form of material insurance policy, policy endorsement or amendment, reinsurance contract, application form and sales material now in use by the Company Insurance Subsidiaries in any jurisdiction has been approved (or has been submitted for approval, which is pending), where required by the appropriate insurance regulatory authorities of such jurisdiction.

     Section 4.19 Directors' and Officers' Insurance Policies. Section 4.19 of the Company Disclosure Schedule describes the Company's directors' and officers' insurance policies as in effect on the date hereof. The Company has not received any notice of cancellation or termination of such directors' and officers' insurance policy and such insurance policy is valid and enforceable.

     Section 4.20  Environmental Matters.

     (a) With such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect, (i) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received or made by, and no investigation, action, claim, suit, proceeding or review is pending or threatened by any Person against, the Company or any of its Subsidiaries, with respect to any applicable Environmental Law, (ii) the Company and its Subsidiaries are and have been in compliance with all applicable Environmental Laws and (iii) there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, direct or indirect, determined, determinable or otherwise, arising under or relating to any Environmental Law (including, without limitation, liabilities or obligations relating to divested properties or businesses or predecessor entities), and there are no facts, conditions, situations or set of circumstances that have resulted or could reasonably be expected to result in or be the basis for any such liabilities or obligations.

     (b) For purposes of this Agreement, the term "Environmental Laws" means any international, national, provincial, regional, federal, state, local, municipal and foreign statutes, laws (including, without limitation, common law), judicial decisions, decrees, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits or governmental agreements or other requirements relating to human health and safety, to the environment, including, without limitation, natural resources, or to pollutants, contaminants, wastes, or chemicals, petroleum products, by-products or additives, asbestos, asbestos-containing material, polychlorinated biphenyls, radioactive material, hazardous substances or wastes, or any other substance (including any product) regulated as harmful or potentially harmful to human health or the environment.

     Section 4.21  Finders' Fees; Opinion of Financial Advisor.

     (a) Except for Merrill Lynch & Co., Inc. and Delano & Kopperl, Inc., there is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission from the Company, the Surviving Corporation or any of their respective Affiliates in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Prior to the date hereof, the Company has provided to Fidelity true and correct information regarding fees payable to Merrill Lynch & Co., Inc. and Delano & Kopperl, Inc.

     (b) The Company has received the opinion dated August 1, 1999 of Merrill Lynch & Co., Inc. to the effect that, as of such date and subject to the exceptions stated therein, the Merger Consideration was fair from a financial point of view to the holders of Company Common Shares (other than Fidelity and its affiliates), a copy of which opinion has been made available to Fidelity.

     Section 4.22  Required Vote; Board Approval.

     (a) The only vote of the holders of any class or series of capital stock of the Company required by law, rule or regulation to approve this Agreement, the Merger and/or any of the other transactions contemplated hereby is the affirmative vote (the "Company Stockholder Approval") of the holders of 75 percent of the outstanding Company Common Shares in favor of the adoption and approval of this Agreement and the Merger.

     (b) The Company's Board of Directors has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its stockholders, (b) approved this Agreement and the transactions contemplated hereby and (c) resolved (subject to Section 6.2) to recommend to such stockholders that they vote in favor of adopting and approving this Agreement and the Merger in accordance with the terms hereof.

     Section 4.23 State Takeover Statutes. Assuming the accuracy of the representations contained in Section 5.23 hereof (without giving effect to the knowledge qualification therein), the provisions of Section 203 of the DGCL do not apply to this Agreement or any of the transactions contemplated hereby.

     Section 4.24 Year 2000 Compliance. The Company has (i) completed a review and assessment of all areas within the business and operations of the Company and its Subsidiaries (including those areas affected by suppliers and vendors) that could be adversely affected by the "Year 2000 Problem" (that is, the risk that computer software and systems used by the Company or any of its Subsidiaries (or their respective suppliers and vendors) may be unable to recognize and perform properly date-sensitive functions involving certain dates prior to and any date after December 31, 1999) and (ii) developed a plan and timeline for addressing the Year 2000 Problem on a timely basis, which plan and timeline have been made available to Fidelity. The Company reasonably believes that all computer software and systems (including those of vendors and suppliers) that are used in the business or operations of the Company or its Subsidiaries as presently conducted (the "Company Systems") will on a timely basis be able to perform properly date-sensitive functions for all dates before and from and after January 1, 2000 ("Year 2000 Compliant") except for such failures to perform which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

                                   ARTICLE V
                   REPRESENTATIONS AND WARRANTIES OF FIDELITY

     Except as disclosed in (i) the Fidelity Disclosure Schedule attached hereto or (ii) the Fidelity SEC Documents filed prior to the date hereof, Fidelity represents and warrants to the Company that:

     Section 5.1 Corporate Existence and Power. Fidelity is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted. Fidelity is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Fidelity Material Adverse Effect. Fidelity has heretofore made available to the Company true and complete copies of Fidelity's restated certificate of incorporation and by-laws as currently in effect.

     Section 5.2 Corporate Authorization. The execution, delivery and performance by Fidelity of this Agreement and the consummation by Fidelity of the transactions contemplated hereby are within the corporate powers of Fidelity and, except for the Fidelity Stockholder Approval, have been duly authorized by all necessary corporate action. Assuming that this Agreement constitutes the valid and binding obligation of the Company, this Agreement constitutes a valid and binding agreement of Fidelity, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, now or hereafter in effect, relating to or affecting creditors' rights and remedies and to general principles of equity.

     Section 5.3 Governmental Authorization. The execution, delivery and performance by Fidelity of this Agreement, and the consummation by Fidelity of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity other than (a) the filing of the Certificate of Merger in accordance with the DGCL; (b) compliance with any applicable requirements of the HSR Act; (c) compliance with any applicable requirements of the Securities Act and the Exchange Act; (d) such as may be required under any applicable state securities or "blue sky" laws; (e) filings with and approval of the Commissioners of Insurance of the jurisdictions listed on Section 5.3(e) of the Fidelity Disclosure Schedule; (f) compliance with any applicable Environmental Laws or state environmental property transfer laws; and
(g) such other consents, approvals, actions, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not, individually or in the aggregate, (i) be reasonably likely to have a Fidelity Material Adverse Effect, or (ii) prevent or materially impair the ability of Fidelity to consummate the transactions contemplated by this Agreement.

     Section 5.4 Non-Contravention. Except as set forth on Section 5.4 of the Fidelity Disclosure Schedule, the execution, delivery and performance by Fidelity of this Agreement and the consummation by Fidelity of the transactions contemplated hereby do not and will not (a) contravene or conflict with the restated certificate of incorporation or by-laws of Fidelity, (b) assuming compliance with the matters referred to in Section 5.3, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Fidelity or any of its Subsidiaries, (c) constitute a breach or default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Fidelity or any of its Subsidiaries or to a loss of any benefit or status to which Fidelity or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument binding upon Fidelity or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by Fidelity or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Fidelity or any of its Subsidiaries other than, in the case of each of (b), (c) and (d), any such items that would not, individually or in the aggregate, (x) be reasonably likely to have a Fidelity Material Adverse Effect or (y) prevent or materially impair the ability of Fidelity to consummate the transactions contemplated by this Agreement.

     Section 5.5  Capitalization of Fidelity.

     (a) The authorized capital stock of Fidelity consists of 50,000,000 Fidelity Common Shares, and 3,000,000 shares of preferred stock, $.0001 par value per share. As of July 28, 1999, there were outstanding (i) 30,439,000 Fidelity Common Shares, (ii) no shares of Fidelity preferred stock, (iii) stock options to purchase an aggregate of 5,452,005 Fidelity Common Shares (of which options to purchase an aggregate of 4,568,525 Fidelity Common Shares were vested and exercisable), and (iv) stock options to purchase Fidelity Common Shares pursuant to the Fidelity National Financial, Inc. Employee Stock Purchase Plan. All outstanding shares of capital stock of Fidelity have been duly authorized and validly issued and are fully paid and nonassessable.

     (b) As of the date hereof, except (i) as set forth in this Section 5.5,
(ii) for changes since July 28, 1999 resulting from the grant of stock options under Fidelity Employee Plans (as hereinafter defined) in the ordinary course of business consistent with past practice and the exercise of stock options outstanding on such date and (iii) for issuances of Fidelity Common Shares since July 28, 1999 pursuant to Fidelity's Employee Stock Purchase Plan in accordance with its present terms, there are no outstanding (x) shares of capital stock or other voting securities of Fidelity, (y) securities of Fidelity convertible into or exchangeable for shares of capital stock or voting securities of Fidelity, and (z) options or other rights to acquire from Fidelity, and no obligation of Fidelity to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Fidelity (the items in clauses (x), (y) and (z) being referred to collectively as the "Fidelity Securities"). There are no outstanding obligations of Fidelity or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Fidelity Securities.

     (c) The Fidelity Common Shares to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued, fully paid and nonassessable and free of any preemptive or other similar right.

     Section 5.6  Subsidiaries.

     (a) Each Subsidiary of Fidelity is a corporation duly incorporated or an entity duly organized, and is validly existing and in good standing, under the laws of its jurisdiction of incorporation or organization, has all powers and authority and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, in each case with such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Fidelity Material Adverse Effect.

     (b) Fidelity conducts its insurance operations through the Subsidiaries listed in Section 5.6(b) of Fidelity Disclosure Schedule (collectively, the "Fidelity Insurance Subsidiaries"). Each of Fidelity Insurance Subsidiaries is, where required, (i) duly licensed or authorized as an insurance company in its jurisdiction of incorporation, (ii) duly licensed or authorized as an insurance company in each other jurisdiction where it is required to be so licensed, authorized or eligible, and (iii) duly authorized or eligible in its jurisdiction of incorporation and each other applicable jurisdiction to write each line of business reported as being written in the Fidelity Statutory Financial Statements (as hereinafter defined), except where the failure to be so licensed, authorized or eligible, individually or in the aggregate, would not be reasonably likely to have a Fidelity Material Adverse Effect. Fidelity has made all required filings under applicable insurance holding company statutes except where the failure to file, individually or in the aggregate, would not be reasonably likely to have a Fidelity Material Adverse Effect.

     (c) All of the outstanding shares of capital stock of, or other ownership interest in, each Subsidiary of Fidelity has been validly issued and is fully paid and nonassessable. Except as disclosed in Section 5.6(c) of the Fidelity Disclosure Schedule, all of the outstanding capital stock of, or other ownership interest, which is owned, directly or indirectly, by Fidelity in, each of its Subsidiaries is owned free and clear of any Lien and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests) with such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Fidelity Material Adverse Effect. Except as disclosed in Section 5.6(c) of the Fidelity Disclosure Schedule, there are no outstanding (i) securities of Fidelity or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its Subsidiaries, (ii) options, warrants or other rights to acquire from Fidelity or any of its Subsidiaries, and no other obligation of Fidelity or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any of its Subsidiaries or
(iii) obligations of Fidelity or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding securities of any of its Subsidiaries or any capital stock of, or other ownership interests in, any of its Subsidiaries.

     Section 5.7  Fidelity SEC Documents.

     (a) Fidelity has made available to the Company the Fidelity SEC Documents. Fidelity has filed all reports, filings, registration statements and other documents required to be filed by it with the SEC since December 31, 1996. No Subsidiary of Fidelity other than Micro General is required to file any form, report, registration statement or prospectus or other document with the SEC.

     (b) As of its filing date, each Fidelity SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be.

     (c) No Fidelity SEC Document filed pursuant to the Exchange Act contained, as of its filing date or mailing date, as applicable, any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Fidelity SEC Document filed pursuant to the Securities Act, as amended or supplemented, if applicable, contained, as of the date such document or amendment became effective, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     Section 5.8  Financial Statements; Reserves.

     (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Fidelity included in the Fidelity 10-Ks and the Fidelity 10-Q (the "Fidelity GAAP Financial Statements") fairly present in all material respects, in conformity with GAAP (except as may be indicated in the notes thereto), the consolidated financial position of Fidelity and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

     (b) Fidelity has made available to the Company true and complete copies of the Annual Convention Statement on NAIC Form 9 for the year ended December 31, 1998 and the Quarterly Convention Statement for the quarterly period ended March 31, 1999 of each of the Fidelity Insurance Subsidiaries as filed with the applicable insurance regulatory authorities, including all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents filed in connection therewith (collectively, the "Fidelity Statutory Financial Statements"). The Fidelity Statutory Financial Statements fairly present in all material respects, in conformity with statutory accounting practices prescribed or permitted by the applicable insurance regulatory authority applied on a consistent basis, the statutory financial position of such Fidelity Insurance Subsidiaries as at the respective dates thereof and the results of operations of such Subsidiaries for the respective periods then ended. The Fidelity Statutory Financial Statements complied in all material respects with all applicable laws, rules and regulations when filed, and no material deficiency has been asserted with respect to any Fidelity Statutory Financial Statements by the applicable insurance regulatory body or any other governmental agency or body. The annual statutory balance sheets and income statements included in the Fidelity Statutory Financial Statements have been audited by KPMG LLP, and Fidelity has delivered or made available to the Company true and complete copies of all audit opinions related thereto.

     (c) Section 5.8(c) of the Fidelity Disclosure Schedule sets forth a description of Fidelity's method or methods for providing title insurance loss reserves on the Fidelity GAAP Financial Statements and on the Fidelity Statutory Financial Statements.

     (d) Except as disclosed on Section 5.8(d) of the Fidelity Disclosure Schedule, (i) the reserves carried on the Fidelity Statutory Financial Statements of each Fidelity Insurance Subsidiary for the year ended December 31, 1998 and the three-month period ended March 31, 1999 for unearned premiums, losses, loss adjustment expenses, claims and similar purposes (including claims litigation) are in compliance in all material respects with the requirements for reserves established by the insurance departments of the jurisdiction of domicile of such Fidelity Insurance Subsidiary, were determined in all material respects in accordance with published actuarial standards of practice and principles consistently applied throughout the periods presented in such Fidelity Statutory Financial Statements, and are fairly stated in all material respects in accordance with accepted actuarial and statutory accounting principles; (ii) such reserves were adequate in the aggregate to cover the total amount of all reasonably anticipated liabilities of Fidelity and each Fidelity Insurance Subsidiary under all outstanding insurance, reinsurance and other applicable agreements as of the respective dates of such Fidelity Statutory Financial Statements, and the admitted assets of Fidelity and each Fidelity Insurance Subsidiary as determined under applicable laws are in an amount at least equal to the minimum amounts required by applicable laws; and (iii) there are no agreements between Fidelity or any of the Fidelity Insurance Subsidiaries concerning the maintenance of any reserves by any of the Fidelity Insurance Subsidiaries that go beyond normal legal requirements.

     Section 5.9  No Material Undisclosed Liabilities. Except as set forth in
Section 5.9 of the Fidelity Disclosure Schedule and except for the Fidelity Proceedings, there are no liabilities of Fidelity or of any Subsidiary of Fidelity of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, in each case, that are required by GAAP to be set forth on a consolidated balance sheet of Fidelity, other than:

          (i) liabilities or obligations disclosed or provided for in the Fidelity Balance Sheet or disclosed in the notes thereto;

          (ii) liabilities or obligations incurred or arising after December 31, 1998 and disclosed in the Fidelity 10-Q or provided for in the Fidelity balance sheet (or notes thereto) included in the Fidelity 10-Q;

          (iii) liabilities or obligations incurred or arising in the ordinary course of business after the date of the Fidelity balance sheet included in the Fidelity 10-Q or arising under this Agreement or incurred in connection with the transactions contemplated hereby; and

          (iv) other liabilities or obligations, which, individually or in the aggregate, would not be reasonably likely to exceed $17.5 million.

     Section 5.10  Information to Be Supplied.

     (a) The information to be supplied in writing by Fidelity expressly for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will (i) in the case of the Registration Statement, at the time it becomes effective, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) in the case of the remainder of

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

the Joint Proxy Statement/Prospectus, at the time of the mailing thereof and at the time of the Company Stockholders Meeting and the Fidelity Stockholders Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply (with respect to information relating to Fidelity) as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

     (b) Notwithstanding the foregoing, Fidelity makes no representation or warranty with respect to any statements made or incorporated by reference in the Joint Proxy Statement/ Prospectus based on information supplied in writing by the Company expressly for use therein.

     Section 5.11 Absence of Certain Changes. Since December 31, 1998, except as disclosed in the Fidelity 10-Q, provided for in the financial statements (or notes thereto) included in the Fidelity 10-Q, disclosed on Section 5.11 of the Fidelity Disclosure Schedule, or as contemplated by this Agreement, Fidelity and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:

     (a) any action, event, occurrence, development, change in method of doing business, or state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have a Fidelity Material Adverse Effect;

     (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Fidelity (other than regular quarterly cash dividends, not in excess of $0.084 per Fidelity Common Share) or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries (other than any repurchases of Fidelity Common Shares made prior to the date hereof pursuant to Fidelity's existing or future publicly announced stock repurchase program);

     (c) any transaction or commitment made by, or any contract, agreement or settlement entered into by, or any judgment, order or decree affecting, Fidelity or any of its Subsidiaries relating to its assets or business (including, without limitation, the acquisition or disposition of any assets) or any relinquishment by Fidelity or any of its Subsidiaries of any contract or other right, in either case, material to Fidelity and its Subsidiaries taken as a whole, other than transactions, commitments, contracts, agreements or settlements (including, without limitation, settlements of litigation and tax proceedings) in the ordinary course of business consistent with past practice, contemplated by this Agreement, or agreed to in writing by the Company; or

     (d) any change by Fidelity in accounting principles or methods (other than as required by GAAP or Regulation S-X of the Exchange Act).

     Section 5.12 Transactions with Affiliates. Except as disclosed in the Fidelity Proxy Statement, none of Fidelity or any of its Affiliates is an officer, director, employee, consultant, distributor, supplier or vendor of, or is party to any contract with, Fidelity or any of its Subsidiaries that would be required to be disclosed in a proxy statement filed by Fidelity pursuant to the Exchange Act.

     Section 5.13 Litigation. Except for title insurance claims made in the ordinary course of business and except as disclosed in Section 5.13 of the Fidelity Disclosure Schedule, there is no action, suit, investigation, arbitration or proceeding pending against, or to the knowledge of Fidelity threatened against, Fidelity or any of its Subsidiaries or any of their respective assets or properties before any arbitrator or Governmental Entity that, individually or in the aggregate, would be reasonably likely to result in liability to Fidelity or such Subsidiaries in excess of $10 million.

                                      A-30
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     Section 5.14  Taxes. (a) All material tax returns, statements, reports and forms (collectively, the "Fidelity Returns") required to be filed with any taxing authority by, or with respect to, Fidelity and its Subsidiaries were filed on a timely basis and were true, complete and correct except to the extent that the failure to file or be true, complete and correct would not, individually or in the aggregate, have a Fidelity Material Adverse Effect; (b) Fidelity and its Subsidiaries have timely paid all material taxes (which for purposes of this Section 5.14 shall include interest, penalties and additions to tax with respect thereto) shown as due and payable on Fidelity Returns (other than taxes which are being contested in good faith and for which adequate reserves are reflected on Fidelity Balance Sheet) except to the extent that the failure to pay would not, individually or in the aggregate, have a Fidelity Material Adverse Effect; (c) Fidelity and its Subsidiaries have made provision for all material taxes payable by them for which no Fidelity Return has yet been filed except for inadequately reserved taxes that would not, individually or in the aggregate, have a Fidelity Material Adverse Effect; (d) no taxing authority has asserted or initiated (or threatened to assert or initiate) in writing any action, suit, proceeding or claim against Fidelity or any of its Subsidiaries that, individually or in the aggregate, would have a Fidelity Material Adverse Effect; (e) there is no application pending for approval of a change in accounting methods; (f) except as set forth on Section 5.14 of the Fidelity Disclosure Schedule and for any year for which the statute of limitations has expired neither Fidelity nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than one of which Fidelity was the common parent and other than for which Fidelity or any of its subsidiaries has contractual rights to indemnification for all liabilities for taxes for each other person who was a member of such affiliated, consolidated, combined or unitary group; and (g) except as set forth on Section 5.14 of the Fidelity Disclosure Schedule and for any year for which the statute of limitations has expired neither Fidelity nor any of its Subsidiaries is obligated by any contract, agreement or other arrangement to indemnify any other person with respect to taxes or to compensate any third party for any tax payment or tax liability under a tax sharing or similar agreement.

     Section 5.15  Employees and Employee Benefits.

     (a) Section 5.15(a) of Fidelity Disclosure Schedule contains a correct and complete list identifying each material "employee benefit plan", as defined in
Section 3(3) of ERISA, each material employment, severance or similar contract, plan, arrangement or policy and each other material plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation or insurance coverage (including any self-insured arrangements) which is maintained, administered or contributed to by Fidelity or any of its Subsidiaries and covers any employee or former employee of Fidelity or any of its Subsidiaries. Copies of such plans (and, if applicable, related trust agreements) and all amendments thereto and the most recent written summary descriptions thereof have been provided to the Company, together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan. Such plans are referred to collectively herein as the "Fidelity Employee Plans."

     (b) Each Fidelity Employee Plan which is intended to be qualified under
Section 401(a) of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service stating that it is so qualified and, to the knowledge of Fidelity, nothing has occurred since the date of such letter that would cause it to be revoked, whether prospectively or retroactively. Fidelity will make available upon request to the Company copies of the most recent Internal Revenue Service determination letters with respect to each such Fidelity Employee Plan. Each Fidelity Employee Plan has been administered in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such

Fidelity Employee Plan except as would not be reasonably likely to have a Fidelity Material Adverse Effect.

     (c) Except as described on Section 5.15(c) of the Fidelity Disclosure Schedule, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Fidelity Employee Plan, trust or loan that will or may result in any material payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee, executive or director of Fidelity or any of its Subsidiaries.

     (d) Neither Fidelity nor any of its Subsidiaries maintains or contributes to any Fidelity Employee Plan which provides, or has any liability to provide, life insurance, medical or other welfare benefits to any employee(s) upon their retirement or termination of employment, except as required by Section 601 of ERISA and Section 4980B of the Code.

     (e) There has been no amendment to, written interpretation or announcement (whether or not written) relating to any Fidelity Employee Plan which would increase materially the expense of maintaining such Fidelity Employee Plans in the aggregate above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 1998.

     (f) Fidelity and each of its Subsidiaries is in compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, wages, hours and withholding except as would not be reasonably likely to have a Fidelity Material Adverse Affect.

     Section 5.16 Investment Securities. The ownership by Fidelity and its Subsidiaries of stocks, bonds and other securities complies in all material respects with all applicable insurance, trust and other Laws. Fidelity has good and valid title to all such investment securities shown as assets in the Fidelity Balance Sheet (unless disposed of in the ordinary course of business thereafter), free and clear of all material Liens except for restrictions in respect of deposits, statutory premium reserve requirements and statutory pledges with state regulatory authorities disclosed in the Fidelity SEC Documents. The Annual Convention Statements on NAIC Form 9 of the Fidelity Insurance Subsidiaries contain a complete description of all securities of the Fidelity Insurance Subsidiaries on deposit with each state insurance department as of December 31, 1998.

     Section 5.17 Compliance with Laws. Fidelity and its Subsidiaries have all licenses, permits and qualifications necessary to conduct their businesses or own their properties in each jurisdiction in which Fidelity or its Subsidiaries currently do business or own property, or in which such license, permit or qualification is otherwise required. Except as disclosed on Section 5.17 of the Fidelity Disclosure Schedule and except for the Fidelity Proceedings, since July 1, 1994, (a) neither Fidelity nor any of its Insurance Subsidiaries has had its license or qualification to conduct title insurance business in any jurisdiction revoked or suspended or been involved in a proceeding to revoke or suspend such license or qualification, nor to the best knowledge of Fidelity has any investigation been conducted, or is pending, in any such jurisdiction with a view to revocation or suspension of any such license, (b) Fidelity and its Subsidiaries have complied in all material respects with all laws, regulations and orders applicable to their businesses and the present use by Fidelity and its Subsidiaries of their respective properties, and the business conducted by Fidelity and its Subsidiaries, does not violate in any material respect any such laws, regulations or orders and (c) Fidelity and its Subsidiaries have timely filed all reports and returns required by law, rule, regulation or policy of any regulatory authority and all such returns and reports are true and correct in all material respects, and there are no material deficiencies with respect to such filings or submissions. Section 5.17 of the Fidelity Disclosure Schedule indicates the most recent date of the last

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completed insurance regulatory examination and audit, regular or special, as the case may be, as to Fidelity and its Insurance Subsidiaries for the jurisdictions listed therein, and a copy of the most recent report of such examination has heretofore been made available or delivered to the Company. There is no agreement or understanding between Fidelity or any of its Insurance
Subsidiaries, on the one hand, and any regulatory authority, on the other hand, concerning the payment of dividends by Fidelity or such Insurance Subsidiary or the maintenance of any NAIC Insurance Regulatory Information System Ratio or adequacy of reserves.

     Section 5.18 Forms of Contract. Except as disclosed on Section 5.18 of the Fidelity Disclosure Schedule, each form of material insurance policy, policy endorsement or amendment, reinsurance contract, application form and sales material now in use by the Fidelity Insurance Subsidiaries in any jurisdiction has been approved (or has been submitted for approval, which is pending), where required by the appropriate insurance regulatory authorities of such jurisdiction.

     Section 5.19 Directors' and Officers' Insurance Policies. Section 5.19 of the Fidelity Disclosure Schedule describes Fidelity's directors' and officers' insurance policy as in effect on the date hereof. Fidelity has not received any notice of cancellation or termination of such directors' and officers' insurance policy, and such insurance policy is valid and enforceable.

     Section 5.20 Environmental Matters. With such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Fidelity Material Adverse Effect, (i) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received or made by, and no investigation, action, claim, suit, proceeding or review is pending or threatened by any Person against, Fidelity or any of its Subsidiaries, with respect to any applicable Environmental Law, (ii) Fidelity and its Subsidiaries are and have been in compliance with all applicable Environmental Laws and (iii) there are no liabilities or obligations of Fidelity or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, direct or indirect, determined, determinable or otherwise, arising under or relating to any Environmental Law (including, without limitation, liabilities or obligations relating to divested properties or businesses or predecessor entities), and there are no facts, conditions, situations or set of circumstances that have resulted or could reasonably be expected to result in or be the basis for any such liabilities or obligations.

     Section 5.21  Finders' Fees; Opinion of Financial Advisor.

     (a) Except for Morgan Stanley & Co. Incorporated, whose fees will be paid by Fidelity, there is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Fidelity.

     (b) Fidelity has received the opinion of Morgan Stanley & Co. Incorporated, dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration to be paid by Fidelity is fair to Fidelity from a financial point of view, a copy of which opinion has been made available to the Company.

     Section 5.22  Required Vote; Board Approval.

     (a) The only vote of the holders of any class or series of capital stock of Fidelity required by law, rule or regulation to approve this Agreement, the Merger and/or any of the other transactions contemplated hereby is (i) the affirmative vote of the holders of Fidelity Common Shares representing a majority of the outstanding Fidelity Common Shares to approve the Merger and the Certificate Amendment and (ii) the affirmative vote of the holders of a majority of the votes cast at the Fidelity Stockholder Meeting (as hereafter defined), provided that the total votes cast represent over 50% of the outstanding Fidelity Common Shares, to

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

approve the issuance of Fidelity Common Stock in connection with the Merger (clauses (i) and (ii) constituting the "Fidelity Stockholder Approval").

     (b) Fidelity's Board of Directors has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Fidelity and its stockholders, (b) approved this Agreement and the transactions contemplated hereby and (c) resolved to recommend to such stockholders that they vote in favor of adopting and approving this Agreement and the Merger in accordance with the terms hereof.

     Section 5.23 Ownership of Company Common Shares. As of the date hereof, neither Fidelity nor, to Fidelity's knowledge, any of its affiliates or associates (as such terms are defined in the Exchange Act), (a)(i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, Company Common Shares which in the aggregate represent five percent (5%) or more of the outstanding Company Common Shares, nor (b) is an "interested stockholder" of the Company within the meaning of Section 203 of the DGCL.

     Section 5.24 Year 2000 Compliance. Fidelity has (i) completed a review and assessment of all areas within the business and operations of Fidelity and its Subsidiaries (including those areas affected by suppliers and vendors) that could be adversely affected by the "Year 2000 Problem" (that is, the risk that computer software and systems used by Fidelity or any of its Subsidiaries (or their respective suppliers and vendors) may be unable to recognize and perform properly date-sensitive functions involving certain dates prior to and any date after December 31, 1999) and (ii) developed a plan and timeline for addressing the Year 2000 Problem on a timely basis, which plan and timeline have been made available to the Company. Fidelity reasonably believes that all computer software and systems (including those of vendors and suppliers) that are used in the business or operations of Fidelity or its Subsidiaries as presently conducted (the "Fidelity Systems") will on a timely basis be Year 2000 Compliant, except for such failures to perform which would not, individually or in the aggregate, be reasonably likely to have a Fidelity Material Adverse Effect.

     Section 5.25 Financing. At the Effective Time, Fidelity will have sufficient funds to enable it to consummate the transactions contemplated by this Agreement.

                                   ARTICLE VI
                            COVENANTS OF THE COMPANY

     The Company agrees that:

     Section 6.1 The Company Interim Operations. Except as set forth in the Company Disclosure Schedule or as otherwise expressly contemplated hereby, without the prior consent of Fidelity (which consent shall not be unreasonably withheld or delayed), from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct their business in all material respects in the ordinary course consistent with past practice and shall use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all material licenses, approvals and authorizations, including, without limitation, all material licenses and permits that are required by applicable Laws and Environmental Laws for the Company or any of its Subsidiaries to carry on its business and (iii) preserve existing relationships with its key employees, its key agents, and its material customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except as set forth in Section 6.1 of the Company Disclosure Schedule or as otherwise expressly contemplated by this Agreement (including the Exhibits hereto), from the date hereof until the Effective Time, without the

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

prior consent of Fidelity (which consent shall not be unreasonably withheld or delayed), the Company shall not, nor shall it permit any of its Subsidiaries to:

     (a) amend its certificate of incorporation or by-laws;

     (b) take any action that would prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement, including actions that would be reasonably likely to prevent or materially impair the ability of the Company, Fidelity or any of their Subsidiaries to obtain any consent, registration, approval, permit or authorization required to be obtained from any Governmental Entity prior to the Effective Time in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement;

     (c) split, combine or reclassify any shares of capital stock of the Company or any less-than-wholly-owned Subsidiary of the Company or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of any of its Subsidiaries, except for regular quarterly cash dividends (having customary record and payment dates, not in excess of $0.36 per Company Common Share) and as contemplated by Section 8.5 hereof;

     (d) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or any such convertible securities, other than (A) the issuance of Company Common Shares upon the exercise of stock options or pursuant to a Company Employee Plan in accordance with its present terms and (B) the granting of options to acquire Company Common Shares to the extent contemplated by the plans and arrangements described on Exhibit C hereto; (ii) amend in any material respect any material term of any outstanding security of the Company or any of its Subsidiaries or (iii) consent, including consent by the applicable committee, to any transfer of a Company Option;

     (e) other than in connection with transactions permitted by Section 6.1(f), incur any capital expenditures or any obligations or liabilities in respect thereof, except for those (i) contemplated by the capital expenditure budgets for the Company and its Subsidiaries, (ii) incurred in the ordinary course of business of the Company and its Subsidiaries, or (iii) not otherwise described in clauses (i) and/or (ii) which are (x) not in excess of $1 million, (y) in excess of $1 million but less than $2.5 million and as to which the Transition Committee has been notified, or (z) approved by the Transition Committee;

     (f) except for acquisitions in the ordinary course of the investment activities of the Company and its Subsidiaries consistent with past practice, acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or series of related transactions any assets of or equity interests in any Person having a fair market value in excess of $10 million;

     (g) sell, lease, encumber or otherwise dispose of any assets, other than
(i) in the ordinary course of business consistent with past practice, (ii) equipment and property no longer used in the operation of the Company's business and (iii) sales or other dispositions of assets related to discontinued operations of the Company or any of its Subsidiaries;

     (h) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of others or request any advances in respect of, or make any drawdowns on, any existing indebtedness which advance or drawdown exceeds $10 million individually or $25 million in the aggregate;

     (i) amend, modify or terminate any material contract, agreement or arrangement of the Company or any of its Subsidiaries or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries thereunder;

     (j) (i) except in the ordinary course of business consistent with past practice, or as required by law or by an agreement existing on the date hereof, or as contemplated by Exhibit C hereto, increase the amount of compensation of any director or executive officer or make any increase in or commitment to increase any employee benefits, (ii) except as required by law or by an agreement existing on the date hereof or as contemplated by Exhibit C hereto, adopt any severance program or grant any material severance or termination pay to any director, officer or employee of the Company or any of its Subsidiaries,
(iii) except as contemplated by Exhibit C hereto, adopt or implement any employee retention program or other incentive arrangement not in existence on the date hereof, (iv) except as contemplated by Exhibit C hereto, adopt any additional employee benefit plan or, except in the ordinary course of business, make any material contribution to any existing such plan, or (v) except as may be required by law or pursuant to any agreement existing on the date hereof, amend in any material respect any Company Employee Plan;

     (k) change the Company's (x) methods of accounting in effect at December 31, 1998, except as required by changes in GAAP or by Regulation S-X of the Exchange Act, as concurred in by its independent public accountants or (y) fiscal year;

     (l) other than in the ordinary course of business consistent with past practice, make any tax election or enter into any settlement or compromise of any tax liability that in either case is material to the business of the Company and its Subsidiaries, taken as a whole;

     (m) pay, discharge, settle or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) other than
(x) for an amount of $5 million or less, (y) an insurance claim arising in the ordinary course of business, and (z) ordinary course repayment of indebtedness or payment of contractual obligations when due;

     (n) take any action that would cause any of its representations and warranties herein to become untrue in any material respect; and

     (o) agree, resolve or otherwise commit to do any of the foregoing;

provided, however, that the provisions of this Section 6.1 shall not limit the Company's ability to repurchase Company Common Shares issued by the Company to persons other than Alleghany as contemplated by the provisions of Section 6.4 below. Notwithstanding anything to the contrary in this Agreement, the Company shall use its commercially reasonable efforts to complete the plan referred to in Section 4.24 on a timely basis.

     Section 6.2 Stockholder Meeting. The Company shall cause a meeting of its stockholders (the "Company Stockholders Meeting") to be duly called and held for the purpose of obtaining the Company Stockholder Approval as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Except as provided in the next sentence, (a) the Company's Board of Directors shall recommend approval and adoption by its stockholders of this Agreement (the "Company Recommendation"), and (b) the Company shall use its reasonable best efforts to solicit the Company Stockholder Approval. Without limiting the generality of the foregoing, the Company agrees that its obligations under this Section 6.2 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal. The Board of Directors of the Company shall be permitted to (i) not recommend to the Company's stockholders that they

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

give the Company Stockholder Approval or (ii) withdraw or modify in a manner materially adverse to Fidelity the Company Recommendation, only if the Board of Directors of the Company by a majority vote determines in its good faith judgment (after consultation with its outside legal counsel) that it is necessary to so withdraw or modify the Company Recommendation to comply with its fiduciary duties under applicable law.

     Section 6.3  Acquisition Proposals; Board Recommendation.

     (a) The Company agrees that it shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or knowingly permit any officer, director, employee, investment banker, attorney, accountant, agent or other advisor or representative of the Company or any of its Subsidiaries, directly or indirectly, to (i) take any action to solicit, initiate or facilitate or encourage the submission of any Acquisition Proposal, (ii) engage in any negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to, any Acquisition Proposal, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of the Company's equity securities or (iv) other than in the manner contemplated by Section 6.3(d), enter into any agreement with respect to any Acquisition Proposal; provided, however, that the Company may take any actions described in the foregoing clauses (i), (ii), (iii), or (iv) in respect of any Person who makes an Acquisition Proposal, but only if (x) the Board of Directors of the Company by a majority vote determines in its good faith judgment that either (A) such Acquisition Proposal constitutes a Superior Proposal and provides written notice of termination of this Agreement in accordance with Section 6.3(d) and Section 10.1, or (B) such Acquisition Proposal could reasonably be expected to result in a Superior Proposal, and (y) prior to furnishing any non-public information to such Person, such Person shall have entered into a confidentiality agreement with the Company on terms no less favorable to the Company than the Confidentiality Agreement between the Company and Fidelity dated as of June 24, 1999 (the "Confidentiality Agreement").

     (b) Unless the Company's Board of Directors has previously withdrawn, or is concurrently therewith withdrawing, the Company Recommendation, neither the Company's Board of Directors nor any committee thereof shall recommend any Acquisition Proposal to the Company stockholders. Notwithstanding the foregoing, nothing contained in this Section 6.3(b) or elsewhere in this Agreement shall prevent the Company's Board of Directors from complying with Rule 14e-2 under the Exchange Act with respect to any Acquisition Proposal or making any disclosure required by applicable law.

     (c) Promptly (but in no event later than 48 hours) after receipt by the Company or any of its Subsidiaries (or any of their respective directors, officers, agents or advisors) of any Acquisition Proposal, any contacts concerning, or any request for non-public information or for access to the properties, books or records of the Company or any of its Subsidiaries or any request for a waiver or release under any standstill or similar agreement, by any Person that has made an Acquisition Proposal or indicates that it is considering making an Acquisition Proposal, the Company shall notify Fidelity
(x) that a Person may be considering making an Acquisition Proposal, and (y) of the identity of such Person and, if an Acquisition Proposal is made, of the material terms of such Acquisition Proposal. The Company shall keep Fidelity reasonably informed of the status and material terms of any such Acquisition Proposal.

     (d) Upon notice and in accordance with the terms of Section 10.1, the Company may terminate this Agreement at any time before the Company Stockholder Approval is obtained if (w) the Company's Board of Directors shall have authorized the Company, subject to the terms and conditions of this Agreement, to enter into a binding agreement concerning a transaction that constitutes a Superior Proposal, (x) the Company notifies Fidelity that it

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

intends to enter into such agreement, specifying the material terms and conditions of such agreement, (y) within three Business Days of receiving the notice described in (x) above, Fidelity fails to propose and agree to enter into a modification of this Agreement such that the Board of Directors of the Company determines by a majority vote in its good faith judgment that such Superior Proposal is no longer a Superior Proposal and (z) the Company pays Fidelity the fee contemplated by Section 10.3(b).

     Section 6.4 Purchases of Company Common Shares. Subject to applicable legal requirements and to the contractual obligations of the Company, the Company agrees to use its good faith efforts to repurchase Company Common Shares issued by the Company to persons other than Alleghany; provided, that unless consented to by Fidelity, the purchase price paid by the Company for such Company Common Shares shall not exceed $52.00.

                                  ARTICLE VII
                             COVENANTS OF FIDELITY

     Fidelity agrees that:

     Section 7.1 Fidelity Interim Operations. Except as set forth in the Fidelity Disclosure Schedule or as otherwise expressly contemplated hereby, without the prior consent of the Company (which consent shall not be unreasonably withheld or delayed), from the date hereof until the Effective Time, Fidelity shall, and shall cause each of its Subsidiaries to, conduct their business in all material respects in the ordinary course consistent with past practice and shall use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all material licenses, approvals and authorizations, including, without limitation, all material licenses and permits that are required by applicable Laws or Environmental Laws for Fidelity or any of its Subsidiaries to carry on its business and (iii) preserve existing relationships with its material customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except as set forth in Section
7.1 of the Fidelity Disclosure Schedule or otherwise expressly contemplated by this Agreement (including the Exhibits hereto), from the date hereof until the Effective Time, without the prior consent of the Company (which consent shall not be unreasonably withheld or delayed), Fidelity shall not, not shall it permit any of its Subsidiaries to:

     (a) amend its certificate of incorporation or by-laws (other than as contemplated by Section 2.2 hereof);

     (b) take any action that would prevent or materially impair the ability of Fidelity to consummate the transactions contemplated by this Agreement, including actions that would be reasonably likely to prevent or materially impair the ability of Fidelity, the Company or any of their Subsidiaries to obtain any consent, registration, approval, permit or authorization required to be obtained from any Governmental Entity prior to the Effective Time in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement;

     (c) split, combine or reclassify any shares of capital stock of Fidelity or any less-than-wholly-owned Subsidiary of Fidelity or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for regular quarterly cash dividends (having customary record and payment dates, not in excess of $0.084 per Fidelity Common Share);

     (d) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of, or other ownership interests in, any of its

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Subsidiaries; provided, however, that Fidelity shall be permitted to repurchase
Fidelity Common Shares if such repurchases (i) are made pursuant to Fidelity's existing or future publicly announced stock repurchase program, (ii) are made on the NYSE pursuant to Rule 10b-18 under the Exchange Act, (iii) are not made (x) during the period commencing on the date the Joint Proxy Statement/Prospectus is first disseminated to the stockholders of the Company or Fidelity and ending on the first day after the date that both the Company Stockholder Approval and the Fidelity Stockholder Approval have been obtained, (y) during the 30 consecutive trading day period ending on the Determination Date, or (z) at a time when such repurchases are prohibited by Regulation M under the Exchange Act, and (iv) would not prevent or materially impair the ability of Fidelity to obtain sufficient funds to enable it to consummate the transactions contemplated by this Agreement;

     (e) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or any such convertible securities, other than (A) the issuance of Fidelity Common Shares upon the exercise of stock options or pursuant to a Fidelity Employee Plan in accordance with its present terms and (B) the granting of options to acquire Fidelity Common Shares in the ordinary course of business consistent with past practice; (ii) amend in any material respect any material term of any outstanding security of Fidelity or any of its Subsidiaries, or
(iii) consent, including consent by the applicable committee, to any transfer of a Fidelity Option;

     (f) other than in connection with transactions permitted by Section 7.1(g), incur any capital expenditures or any obligations or liabilities in respect thereof, except for those (i) contemplated by the capital expenditure budgets for Fidelity and its Subsidiaries made available to the Company, (ii) incurred in the ordinary course of business of Fidelity and its Subsidiaries or (iii) not otherwise described in clauses (i) and/or (ii) which do not exceed $5 million individually or $25 million in the aggregate;

     (g) except for acquisitions in the ordinary course of the investment activities of Fidelity and its Subsidiaries consistent with past practice, acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or series of related transactions any assets of or equity interests in any Person having a fair market value in excess of $10 million;

     (h) sell, lease, encumber or otherwise dispose of any assets, other than
(i) in the ordinary course of business consistent with past practice, (ii) equipment and property no longer used in the operation of Fidelity's business and (iii) sales or other dispositions of assets related to discontinued operations of Fidelity or any of its Subsidiaries;

     (i) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Fidelity or any of its Subsidiaries or guarantee any debt securities of others or request any advances in respect of, or make any drawdowns on, any existing indebtedness, except for (i) borrowings and guarantees made by Fidelity and its Subsidiaries which are pursuant to or permitted by the Revolving Credit Facility in accordance with the terms of the Revolving Credit Facility, (ii) indebtedness incurred to effect the transactions contemplated by this Agreement and (iii) indebtedness incurred in connection with repurchases of Fidelity Common Shares permitted under Section 7.1(d), to the extent that incurrence of such indebtedness does not prevent or materially impair the ability of Fidelity to obtain sufficient funds to enable it to consummate the transactions contemplated by this Agreement;

     (j) amend, modify or terminate any material contract, agreement or arrangement of Fidelity or any of its Subsidiaries or otherwise waive, release or assign any material rights, claims or benefits of Fidelity or any of its Subsidiaries thereunder;

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

     (k) (i) except in the ordinary course of business consistent with past practice, or as required by law or by an agreement existing on the date hereof, increase the amount of compensation of any director or executive officer or make any increase in or commitment to increase any employee benefits, (ii) except as required by law or by an agreement existing on the date hereof grant any material severance or termination pay to any director, officer or employee of Fidelity or any of its Subsidiaries, (iii) adopt any additional employee benefit plan or, except in the ordinary course of business, make any material contribution to any existing such plan or (iv) except as may be required by law or pursuant to any agreement existing on the date hereof, amend in any material respect any Fidelity Employee Plan;

     (l) change Fidelity's (x) methods of accounting in effect at December 31, 1998, except as required by changes in GAAP or by Regulation S-X of the Exchange Act, as concurred in by its independent public accountants or (y) fiscal year;

     (m) other than in the ordinary course of business consistent with past practice, make any tax election or enter into any settlement or compromise of any tax liability that in either case is material to the business of Fidelity and its Subsidiaries, taken as a whole;

     (n) pay, discharge, settle or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) other than
(x) for an amount of $5 million or less, (y) an insurance claim arising in the ordinary course of business, and (z) ordinary course repayment of indebtedness or payment of contractual obligations when due;

     (o) take any action that would cause any of its representations and warranties herein to become untrue in any material respect; and

     (p) agree, resolve or otherwise commit to do any of the foregoing;

provided, however, that the provisions of this Section 7.1 shall not apply in respect of Micro General (it being understood that Fidelity will not take any action as a stockholder of Micro General that would prevent or materially impair the ability of Fidelity to consummate the transactions contemplated by this Agreement); and further provided, that the provisions of Section 7.1(g), Section 7.1(h) and Section 7.1(i) above shall not apply to Fidelity National Leasing Inc. (it being understood that Fidelity will not permit Fidelity National Leasing Inc. to take any action that would prevent or materially impair the ability of Fidelity to consummate the transactions contemplated by this Agreement). Notwithstanding anything to the contrary in this Agreement, Fidelity shall use its commercially reasonable efforts to complete the plan referred to in Section 5.24 on a timely basis.

     Section 7.2 Executive Management. Effective at the later of December 31, 1999 or the Effective Time, William P. Foley, II, Chief Executive Officer of Fidelity, shall have resigned from all executive management positions other than positions with Fidelity and its Subsidiaries; provided, however, that nothing in this Section 7.2 shall require that Mr. Foley resign as Chairman of the Board of, or from any other non-executive position he may hold with, entities other than Fidelity or its Subsidiaries. At the Effective Time, Mr. Foley will be appointed Vice Chairman of the Chicago Title and Trust Company Foundation.

     Section 7.3 Stockholder Meeting. Fidelity shall cause a meeting of its stockholders (the "Fidelity Stockholders Meeting") to be duly called and held for the purpose of approving the matters constituting the Fidelity Stockholder Approval as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Fidelity's Board of Directors shall recommend approval and adoption by its stockholders of this Agreement, and Fidelity shall use its reasonable best efforts to solicit the Fidelity Stockholder Approval.

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

     Section 7.4  Indemnification, Exculpation and Insurance.

     (a) Fidelity agrees to maintain in effect in accordance with their terms all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification agreements of the Company. In addition, from and after the Effective Time, directors and officers of the Company who become directors or officers of Fidelity will be entitled to the same indemnity rights and protections as are afforded to other directors and officers of Fidelity.

     (b) In the event that Fidelity or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) except as required by applicable law in connection with the Merger, transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Fidelity assume the obligations set forth in this
Section 7.4.

     (c) Immediately prior to the Closing, the Company shall purchase, from an insurer or insurers chosen by the Company, one or more single payment, run-off policies of directors and officers liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by the Company's directors' and officers' liability insurance policies on terms with respect to such coverage and amount no less favorable than the terms of the current policies of the Company which policies are described on Section 4.19 of the Company Disclosure Schedule, such policy (or policies) to become effective at the Effective Time and to remain in effect for a period of six years after the Effective Time. If such coverage is unavailable, for six years after the Effective Time, Fidelity shall provide to the Company's directors and officers liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by the Company's directors' and officers' liability insurance policies with insurance companies who are rated at least as highly as the insurance companies who currently provide the Company's directors' and officers' liability insurance as described on Section 4.19 of the Company Disclosure Schedule and on terms with respect to such coverage and amount no less favorable than those described on Section 4.19 of the Company Disclosure Schedule; provided, however, that if the aggregate annual premiums for such insurance at any time during such period shall exceed 200% of the per annum rate of premium paid by the Company as of the date hereof for such insurance, then Fidelity shall provide only such coverage as shall then be available at an annual premium equal to 200% of such rate.

     (d) The provisions of this Section 7.4 are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

     Section 7.5 Employee Benefits. Fidelity agrees to cause the Surviving Corporation to perform all of the obligations of the Company pursuant to the Company severance plan and Company employee retention program and other arrangements with regard to officers and employees of the Company described in Exhibit C hereto. Prior to the Effective Time, the Company Board of Directors will make any determinations required by the plans and arrangements described on Exhibit C hereto, and Fidelity agrees that the Surviving Corporation will implement such plans and arrangements in accordance with the determinations made by the Company Board of Directors.

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

     Section 7.6 Stock Exchange Listing. Fidelity shall use its reasonable best efforts to cause the Fidelity Common Shares to be issued in connection with the Merger or upon exercise of Fidelity Options to be listed on the NYSE, subject to official notice of issuance.

                                  ARTICLE VIII
                     COVENANTS OF FIDELITY AND THE COMPANY

     The parties hereto agree that:

     Section 8.1 Reasonable Best Efforts. Subject to the terms and conditions hereof, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, tax rulings and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, waivers, licenses, registrations, permits, authorizations, tax rulings, orders and approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed. Nothing in this Section 8.1 shall require any of the Company and its Subsidiaries or Fidelity and its Subsidiaries to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of the Company, Fidelity or their respective Subsidiaries or the conduct of their business in a specified manner, whether as a condition to obtaining any approval from a Governmental Entity or any other Person or for any other reason, if such sale, holding separate or other disposition or the conduct of their business in a specified manner either (x) is not conditioned on the Closing or (y) would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation, taken as a whole, after giving effect to the Merger (any such sale, holding separate or other disposition or conduct of business referred to (x) or (y) shall be referred to herein as a "Burdensome Condition").

     Section 8.2  Certain Filings; Cooperation in Receipt of Consents.

     (a) As promptly as practicable after the date hereof, Fidelity and the Company shall prepare and file with the SEC the Joint Proxy Statement/Prospectus and, as soon as practicable following the period of any review thereof by the SEC staff, Fidelity shall prepare and file the Registration Statement, in which the Joint Proxy Statement/Prospectus will be included. Each of the Company and Fidelity shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Fidelity shall mail the Joint Proxy

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

Statement/Prospectus to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, if necessary, after the Joint Proxy Statement/Prospectus shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material and, if required in connection therewith, resolicit proxies. Fidelity shall also take any action (except to qualify to do business or to file a general consent to service of process) required to be taken under any applicable state securities or "blue sky" laws in connection with the issuance of Fidelity Common Shares in the Merger, and the Company shall use its reasonable best efforts to furnish all information concerning its directors, officers, stockholders and business as may be reasonably requested by Fidelity in connection with any such action.

     (b) No filing of, or any amendment or supplement to, the Joint Proxy Statement/ Prospectus will be made by the Company or Fidelity without providing the other party the opportunity to review and comment thereon. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Fidelity Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to either party, or any of their respective Affiliates, officers or directors should be discovered by the Company or Fidelity, that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law or regulation, disseminated to the stockholders of the Company and Fidelity.

     (c) The Company shall use its reasonable best efforts to cause to be delivered to Fidelity two letters from the Company's independent public accountants, one dated the date on which the Registration Statement shall become effective and one dated the date of the Effective Time, each addressed to the Company and Fidelity, in form and substance reasonably satisfactory to Fidelity and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. Fidelity shall use its reasonable best efforts to cause to be delivered to the Company two letters from Fidelity's independent public accountants, one dated the date on which the Registration Statement shall become effective and one dated the date of the Effective Time, each addressed to the Company and Fidelity, in form and substance reasonably satisfactory to the Company and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     (d) The Company and Fidelity shall cooperate with one another in (i) determining whether any other action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated hereby and
(ii) seeking any such other actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith and seeking promptly to obtain any such actions, consents, approvals or waivers. Each party shall permit the other party to review any communication given by it to, and shall consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the

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

applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences, in each case in connection with the transactions contemplated hereby.

     Section 8.3 Public Announcements. The parties shall consult with each other before issuing, and provide each other a reasonable opportunity to review and comment upon, any press release or public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

     Section 8.4  Access to Information; Notification of Certain Matters.

     (a) From the date hereof until the Effective Time and subject to applicable law, the Company and Fidelity shall (i) give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of such party, (ii) furnish or make available to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the reasonable requests of the other party in its investigation. Any investigation pursuant to this Section 8.4(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party. All such information shall be governed by the terms of the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 8.4(a) shall affect or be deemed to modify any representation or warranty made by any party hereunder.

     (b) Each party hereto shall give notice to each other party hereto, as promptly as practicable after the event giving rise to the requirement of such notice, of:

          (i) any communication received by such party from, or given by such party to, any Governmental Entity in connection with any of the transactions contemplated hereby;

          (ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

          (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed, or that relate to the consummation of the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 8.4(b) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Section 8.5 Payment of Special Dividend. Fidelity and the Company agree that, prior to the Effective Time, the Company Board of Directors shall declare a special dividend payable to holders of record of Company Common Shares as of the close of business on the Business Day immediately preceding the Effective Time. The amount of such special dividend shall be an amount per Company Common Share equal to $0.36 multiplied by a fraction the numerator of which shall be the number of days elapsed from the record date of the last regular quarterly dividend payment prior to the Effective Time through the date of the Effective Time, and the denominator of which shall be ninety.

     Section 8.6 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name

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

and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     Section 8.7  Tax Matters.

     (a) Prior to and following the Effective Time, each party shall use its reasonable best efforts to cause the Merger to qualify as a 368 Reorganization and will not take any action or fail to take any action reasonably likely to cause the Merger not so to qualify.

     (b) Each party shall use its reasonable best efforts (i) to obtain the opinions referred to in Section 9.2(b) and Section 9.3(b), (ii) to obtain the rulings, opinions or consent referred to in Section 9.2(c), and (iii) to obtain the ruling or opinion referred to in Section 9.3(c).

     (c) From and after the Effective Time, Fidelity agrees to cause the Surviving Corporation to perform all of the obligations of the Company under the agreements entered into between the Company and Alleghany in connection with the distribution of the Company from Alleghany in June 1998, including without limitation, the Tax Sharing Agreement.

     Section 8.8 Control of Other Party's Business. Nothing contained in this Agreement shall give Fidelity, directly or indirectly, the right to control or direct the Company's operations prior to the Effective Time. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Fidelity's operations prior to the Effective Time. Prior to the Effective Time, each of Fidelity and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

     Section 8.9 Affiliate Letters. Within 30 days following the date hereof, the Company shall cause to be delivered to Fidelity a letter identifying, to the Company's reasonable judgment, the names and addresses of all Persons who may be deemed to be "affiliates" of the Company for purposes of Rule 145(c) under the Securities Act. The Company shall use commercially reasonable efforts to cause each such Person who is so identified to deliver to Fidelity on or prior to the 30th day prior to the Effective Time a letter agreement substantially in the form of Exhibit D to this Agreement.

     Section 8.10 Financing. Prior to March 31, 2000, Fidelity will take such action as may be necessary to obtain, and will obtain, sufficient funds to enable it to consummate the transactions contemplated by this Agreement.

                                   ARTICLE IX
                            CONDITIONS TO THE MERGER

     Section 9.1 Conditions to the Obligations of Each Party. The obligations of the Company and Fidelity to consummate the Merger are subject to the satisfaction of the following conditions:

     (a) each of the Company Stockholder Approval and the Fidelity Stockholder Approval shall have been obtained;

     (b) the Fidelity Common Shares to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

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

     (c) (i) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn and (ii) all state securities or "blue sky" authorizations necessary to carry out the transactions contemplated hereby shall have been obtained and be in effect;

     (d) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been earlier terminated without the imposition of any Burdensome Condition;

     (e) no Governmental Entity of competent authority or jurisdiction shall have issued any order, injunction or decree, or taken any other action, that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger; and

     (f) the parties shall have obtained or made all consent, approvals, actions, orders, authorizations, registrations, declarations, announcements and filings contemplated by Section 4.3 and Section 5.3 which if not obtained or made (i) would render consummation of the Merger illegal or (ii) would be reasonably likely to have a Material Adverse Effect on the Surviving Corporation, taken as a whole, after giving effect to the Merger.

     Section 9.2 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

     (a) (i) Fidelity shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the time of the filing of the Certificate of Merger, (ii) the representations and warranties of Fidelity contained in this Agreement (without giving effect to any materiality, Material Adverse Effect or similar qualifications included therein) shall have been true and correct when made and at and as of the time of the filing of the Certificate of Merger as if made at and as of such time (except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case it shall be true and correct as of such date), except for such inaccuracies as would not be reasonably likely, individually or in the aggregate, to have a Fidelity Material Adverse Effect, and (iii) the Company shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer of Fidelity to the foregoing effect;

     (b) The Company shall have received an opinion of Swidler Berlin Shereff Friedman, LLP (or other counsel acceptable to the Company) in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and reasonable assumptions set forth in such opinion, dated as of the date of the filing of the Certificate of Merger, to the effect that the Merger will be treated for federal income tax purposes as a 368 Reorganization. In rendering such opinion, such counsel shall be entitled to rely upon customary representations of officers of the Company and Fidelity in form and substance reasonably satisfactory to such counsel and other reasonable assumptions set forth therein;

     (c) Either (i) the Company shall have (x) received a ruling from the Internal Revenue Service that is reasonably satisfactory to Alleghany to the effect that (A) the Merger will not affect the qualification of the distribution of the Company from Alleghany as a transaction in which no gain or loss is recognized under Section 355 of the Code and (B) the Merger will not affect the qualification of the AAM Distribution as a transaction in which no gain or loss is recognized under Section 355 of the Code (except that the Company shall not submit any such ruling request to the Internal Revenue Service if Alleghany determines in good faith that filing such request might have a materially adverse effect upon Alleghany) or (y) obtained an opinion of Swidler Berlin Shereff Friedman, LLP (or other counsel acceptable to the Company and to Alleghany) in form and substance reasonably satisfactory to the Company and to Alleghany, on the basis of certain facts, representations and reasonable assumptions set forth in such opinion, dated as of the date of the filing of the Certificate of Merger, to the effect that (A) the Merger will not affect the qualification of the distribution of the Company from Alleghany as a transaction in which no gain or loss is recognized under Section 355 of the Code and (B) the Merger will not affect the qualification of the AAM Distribution as a transaction in which no gain or loss is recognized under Section 355 of the Code, or (ii) Alleghany shall have consented in writing to the Merger and the other transactions contemplated hereby; and

     (d) Since the date of the Fidelity balance sheet included in the Fidelity 10-Q, there shall not have occurred any change in the financial condition, business or operations of Fidelity and its Subsidiaries, taken as a whole, that would be reasonably likely to have a Fidelity Material Adverse Effect.

     Section 9.3 Conditions to the Obligations of Fidelity. The obligations of Fidelity to consummate the Merger are subject to the satisfaction of the following further conditions:

     (a) (i) The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the time of filing of the Certificate of Merger, (ii) the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality, Material Adverse Effect or similar qualifications included therein) shall have been true and correct when made and at and as of the time of the filing of the Certificate of Merger as if made at and as of such time (except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case it shall be true and correct as of such date), except for such inaccuracies as would not be reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect, and (iii) Fidelity shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company to the foregoing effect;

     (b) Fidelity shall have received an opinion of Gibson, Dunn & Crutcher LLP (or other counsel acceptable to Fidelity) in form and substance reasonably satisfactory to Fidelity, on the basis of certain facts, representations and reasonable assumptions set forth in such opinion, dated as of the date of the filing of the Certificate of Merger, to the effect that the Merger will be treated for federal income tax purposes as a 368 Reorganization. In rendering such opinion, such counsel shall be entitled to rely upon customary representations of officers of the Company and Fidelity in form and substance reasonably satisfactory to such counsel and other reasonable assumptions set forth therein;

     (c) Either (x) the Company has received a ruling from the Internal Revenue Service that is reasonably satisfactory to Fidelity to the effect that (A) the Merger will not affect the qualification of the distribution of the Company from Alleghany as a transaction in which no gain or loss is recognized under Section 355 of the Code and (B) the Merger will not affect the qualification of the AAM Distribution as a transaction in which no gain or loss is recognized under
Section 355 of the Code, or (y) the Company has obtained an opinion of Swidler Berlin Shereff Friedman, LLP (or other counsel acceptable to Fidelity) or Fidelity has obtained an opinion of Gibson, Dunn & Crutcher LLP (or other counsel acceptable to Fidelity), in either case such opinion to be in form and substance reasonably acceptable to Fidelity, on the basis of certain facts, representations and reasonable assumptions set forth in such opinion, dated as of the date of the filing of the Certificate of Merger, to the effect that (A) the Merger will not affect the qualification of the distribution of the Company from Alleghany as a transaction in which no gain or loss is recognized under
Section 355 of the Code and (B) the Merger will not affect the qualification of the AAM Distribution as a transaction in which no gain or loss is recognized under Section 355 of the Code; and

     (d) Since the date of the Company balance sheet included in the Company 10-Q, there shall not have occurred any change in the financial condition, business or operations of the Company and its Subsidiaries, taken as a whole, that would be reasonably likely to have a Company Material Adverse Effect.

                                   ARTICLE X
                                  TERMINATION

     Section 10.1 Termination. This Agreement may be terminated at any time prior to the Effective Time by written notice by the terminating party to the other party (except if such termination is pursuant to Section 10.1(a)), whether before or after the Company Stockholder Approval shall have been obtained:

     (a) by mutual written agreement of Fidelity and the Company;

     (b) by either Fidelity or the Company, if

          (i) the Merger shall not have been consummated by March 31, 2000 (the "End Date"); provided, however, that the End Date may be extended by the Company or Fidelity until June 30, 2000 (the "Extended End Date") in the event that, as of March 31, 2000, all conditions to the Merger have been satisfied other than the conditions set forth in Section 9.1(d), Section 9.1(f), Section 9.2(c) or Section 9.3(c) above, except that (x) any party whose breach of any provision of or whose failure to perform any obligation under this Agreement has been the cause of, or has resulted in, the failure to obtain any consent or approval which has not been obtained by March 31, 2000 shall not be permitted to extend the End Date to the Extended End Date due to a failure of the conditions set forth in Section 9.1(d) and/or
     Section 9.1(f) above, and (y) neither party shall be permitted to extend the End Date to the Extended End Date due to a failure of the conditions set forth in Section 9.2(c) and/or Section 9.3(c) above unless an application for the ruling described in such Sections shall have been submitted to the Internal Revenue Service and be pending; and provided further, that the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to any party whose breach of any provision of or whose failure to perform any obligation under this Agreement has been the cause of, or has resulted in, the failure of the Merger to occur on or before the End Date or the Extended End Date, as the case may be;

          (ii) there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any Governmental Entity having competent jurisdiction enjoining the Company or Fidelity from consummating the Merger is entered and such judgment, injunction, judgment or order shall have become final and nonappealable and, prior to such termination, the parties shall have used their respective reasonable best efforts to resist, resolve or lift, as applicable, such law, regulation, judgment, injunction, order or decree; provided, however, that the right to terminate this Agreement under this
     Section 10.1(b)(ii) shall not be available to any party whose breach of any provision of or whose failure to perform any obligation under this Agreement has been the cause of such law, regulation, judgment, injunction, order or decree; or

          (iii) at the Company Stockholders Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained, or at the Fidelity Stockholders Meeting (including any adjournment or postponement thereof), the Fidelity Stockholder Approval shall not have been obtained;

     (c) by the Company, (i) if a breach of any representation, warranty, covenant or agreement on the part of Fidelity set forth in this Agreement shall have occurred which would cause the condition set forth in Section 9.2(a) not to be satisfied, and either such condition shall be incapable of being satisfied by the End Date or the Extended End Date or such breach or failure to perform has not been cured within 10 days after notice of such breach or failure to perform has been given by the Company to Fidelity, (ii) as contemplated by Section 6.3(d), or (iii) if Fidelity shall have elected to pay the Reduced Supplemental Consideration; or

     (d) by Fidelity, (i) if the Company's Board of Directors shall have (A) amended, modified, withdrawn, conditioned or qualified the Company Recommendation in a manner materially adverse to Fidelity, (B) recommended any Acquisition Proposal to the Company's stockholders, and/or (C) failed to make the Company Recommendation; or (ii) if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause the condition set forth in Section 9.3(a) not to be satisfied, and either such condition is incapable of being satisfied by the End Date or the Extended End Date or such breach or failure to perform has not been cured within 10 days after notice of such breach or failure to perform has been given by Fidelity to the Company.

     Section 10.2 Effect of Termination. If this Agreement is terminated pursuant to Section 10.1 (including any such termination by way of Section 6.3(d)), there shall be no liability or obligation on the part of Fidelity or the Company, or any of their respective officers, directors, stockholders, agents or Affiliates, except as set forth in Section 10.3, except that the provisions of Sections 10.2, 10.3, 11.1, 11.3, 11.4, 11.5, 11.6, 11.7, 11.8,
11.9 and 11.10 of this Agreement shall remain in full force and effect and survive any termination of this Agreement and except that, notwithstanding anything to the contrary contained in this Agreement, neither the Company nor Fidelity shall be relieved of or released from any liabilities or damages arising out of its material breach of or material failure to perform its obligations under this Agreement; provided, however, that the Company shall have no further liability or obligation under this Agreement if it shall have paid the Termination Fee (as hereinafter defined).

     Section 10.3  Termination Fee and Expenses.

     (a) Whether or not the Merger is consummated, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that (i) each of the Company and Fidelity shall bear and pay one-half of the costs and expenses incurred in connection with the printing of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as the SEC filing fees related thereto, and (ii) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, all state, local, foreign or provincial sales, use, real property, transfer, stock transfer or similar taxes (including any interest or penalties with respect thereto) attributable to the Merger.

     (b) The Company shall pay Fidelity the Termination Fee (as hereinafter defined) if this Agreement is terminated solely as follows:

          (i) if the Company shall terminate this Agreement pursuant to Section 10.1(c)(ii); (ii) if (w) either party shall terminate this Agreement pursuant to Section 10.1(b)(iii) due to the failure to obtain the Company Stockholder Approval, (x) at any time after the date of this Agreement and at or before the date of the Company Stockholders Meeting an Acquisition Proposal shall have been publicly announced or otherwise communicated to the Company Board of Directors, (y) within twelve months of the termination of this Agreement, the Company enters into a definitive agreement with any third party with respect to a Business Combination, and (z) a Business Combination with respect to the Company is thereafter consummated; or

          (iii) if Fidelity shall terminate this Agreement pursuant to Section 10.1(d)(i); provided, however, that no Termination Fee shall be payable upon termination of this Agreement pursuant to Section 10.1(d)(i)(A) or
     Section 10.1(d)(i)(C) if such termination follows an adverse change in the Company Recommendation or failure to make the Company Recommendation occurring at a time when Fidelity is in material breach of this Agreement or has materially failed to perform its obligations under this Agreement and such breach or failure to perform either would give rise to a right on the part of the Company to terminate this Agreement or is of a magnitude which would have a Fidelity Material Adverse Effect and (in either case) has not been sufficiently cured or improved within 10 days after notice of such breach or failure to perform that the breach or failure to perform would no longer give rise to a right of termination or have a Fidelity Material Adverse Effect.

     (c) "Termination Fee" means $34,100,000.

     (d) The Termination Fee required to be paid pursuant to Section 10.3(b) shall be paid prior to, and shall be a pre-condition to the effectiveness of, termination of this Agreement pursuant to Section 10.1(c)(ii). Any other payment of the Termination Fee required to be made pursuant to Section 10.3(b) shall be made not later than two Business Days after (i) the consummation of a Business Combination with the Company, in the case of a termination of this Agreement pursuant to Section 10.1(b)(iii), or (ii) the termination of this Agreement pursuant to Section 10.1(d)(i).

     (e) Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to pay a Termination Fee to Fidelity if at the time of termination of this Agreement Fidelity is in material breach of this Agreement or has materially failed to perform its obligations under this Agreement and such breach or failure to perform either would give rise to a right on the part of the Company to terminate this Agreement or is of a magnitude which would have a Fidelity Material Adverse Effect and (in either case) has not been sufficiently cured within 10 days after notice of such breach or failure to perform that the breach or failure to perform would no longer give rise to a right of termination or have a Material Adverse Effect.
                                   ARTICLE XI
                                 MISCELLANEOUS

     Section 11.1 Notices. Except as otherwise expressly set forth in Section 6.3(c), all notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given, if to Fidelity, to:

       Fidelity National Financial, Inc.
       3916 State Street, Suite 300
       Santa Barbara, California 93105
       Attention: Mr. William P. Foley, II
                  Chairman of the Board
                  and Chief Executive Officer
       Facsimile: (805) 563-4141

     with a copy to:

       Stradling Yocca Carlson & Rauth
       660 Newport Center Drive, Suite 1600
       Newport Beach, California 92660
       Attention: C. Craig Carlson, Esq.
       Facsimile: (949) 725-4100
     if to the Company, to:

       Chicago Title Corporation
       171 North Clark Street
       Chicago, Illinois 60601
       Attention: Mr. John Rau
                  President and Chief Executive Officer
       Facsimile: (312) 223-3092

     with a copy to:

       Dewey Ballantine LLP
       1301 Avenue of the Americas
       New York, New York 10019
       Attention: Aileen C. Meehan, Esq.
       Facsimile: (212) 259-6333

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party hereto. Each such notice, request or other communication shall be effective upon receipt.

     Section 11.2 Survival of Representations, Warranties and Covenants after the Effective Time. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement. The covenants contained in Articles II and III and Sections 7.4, 7.5, 8.5, 8.6, 8.7, 11.2, 11.4, 11.5,
11.6, 11.7, 11.8, 11.9 and 11.10 shall survive the Effective Time.

     Section 11.3  Amendments; No Waivers.

     (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and Fidelity or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after the Company Stockholder Approval, no such amendment or waiver shall, without the further approval of such stockholders, be made that would require such approval under any applicable law, rule or regulation.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     Section 11.4 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto. Any purported assignment in violation hereof shall be null and void.

     Section 11.5 Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware without reference to its principles of conflicts of laws.

     Section 11.6 Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto. Except as set forth in Section 7.4, no provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     Section 11.7 Jurisdiction. Except as otherwise expressly provided in this Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in Manhattan, and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.1 shall be deemed effective service of process on such party.

     Section 11.8 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     Section 11.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

     Section 11.10 Entire Agreement. This Agreement dated as of August 1, 1999, and amended as of October 13, 1999 (together with the Exhibits and Schedules hereto), and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof. All references to "the date hereof" or words of like import referring to this Agreement shall mean and be a reference to August 1, 1999, and all representations and warranties of the Company and Fidelity contained in this Agreement shall be deemed made as of August 1, 1999 (except to the extent any such representation or warranty expressly speaks as of an earlier date).

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                                          CHICAGO TITLE CORPORATION

Attest:

/s/  PAUL T. SANDS, JR.                                   By: /s/  JOHN RAU
---------------------------------------------------       --------------------------------------------
Paul T. Sands, Jr.                                        John Rau
                                                          President and Chief Executive Officer

Attest:                                                   FIDELITY NATIONAL FINANCIAL, INC.

/s/  ANDREW F. PUZDER                                     By: /s/  WILLIAM P. FOLEY, II
---------------------------------------------------       ----------------------------------------------
Andrew F. Puzder                                          William P. Foley, II
                                                          Chairman of the Board
                                                          and Chief Executive Officer

                                                                      APPENDIX B

                           MORGAN STANLEY DEAN WITTER
                            1999 AVENUE OF THE STARS

                             LOS ANGELES, CA 90067

                                 (310) 788-2000

                                 August 1, 1999
Board of Directors
Fidelity National Financial, Inc.
17911 Von Karman Avenue
Irvine, CA 92614

Gentlemen:

     We understand that Chicago Title Corporation (the "Company") and Fidelity National Financial, Inc. ("Buyer") propose to enter into an Agreement and Plan of Merger dated August 1, 1999 (the "Merger Agreement"), which provides for, among other things, the merger (the "Merger") of the Company with and into Buyer. Pursuant to the Merger, each outstanding share of common stock, par value $1.00 per share, of the Company (the "Company Common Stock"), other than shares held in treasury or held by Buyer or any affiliate of Buyer or as to which dissenters' rights have been perfected, will be converted into the right to receive $52.00 per share, comprised of cash and shares of common stock, par value $.0001 per share, of Buyer (the "Buyer Common Stock") in the proportions specified in the Merger Agreement and subject to downward adjustment in certain circumstances described therein. The terms and conditions of the Merger are more fully set forth in the Merger Agreement and are incorporated herein by reference.

     You have asked for our opinion as to whether the consideration to be paid by Buyer pursuant to the Merger Agreement is fair from a financial point of view to Buyer.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of the Company and Buyer;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

          (iii) reviewed certain financial projections prepared by the management of the Company;

          (iv) discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

          (v) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of Buyer;

          (vi) reviewed certain internal financial statements and other financial and operating data concerning Buyer prepared by the management of Buyer;

          (vii) reviewed certain financial projections prepared by the management of Buyer;

          (viii) discussed the past and current operations and financial condition and the prospects of Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Buyer;

          (ix) reviewed with senior executives of Buyer the pro forma impact of the Merger on Buyer's earnings per share, consolidated capitalization and financial ratios;

          (x) reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

          (xi) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with those of certain other comparable publicly traded companies and their securities;

          (xii) compared the financial performance of Buyer and the prices and trading activity of the Buyer Common Stock with those of certain other comparable publicly traded companies and their securities;

          (xiii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (xiv) participated in discussions and negotiations among representatives of the Company and Buyer and their financial and legal advisors;

          (xv) reviewed the draft Merger Agreement and certain related documents; and

          (xvi) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Buyer. We have also relied upon, without independent verification, the assessment of Buyer of the strategic, financial and operational benefits expected to result from the Merger. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code of 1986, as amended, and that the Merger will not be effected in a manner that would cause Buyer to incur any material obligations to Alleghany Corporation pursuant to the Tax Sharing Agreement between the Company and Alleghany Corporation dated as of June 17, 1998. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to the Board of Directors of Buyer in connection with this transaction and will receive a fee for our services, including possibly fees for providing financing services in connection with this transaction. In addition, Morgan Stanley may have provided advisory services to Buyer or the Company in the past and may have received fees for providing such services.

     It is understood that this letter is for the information of the Board of Directors of Buyer and may not be used for any other purpose without our prior written consent, except that this letter may be included in its entirety in any filing with the Securities and Exchange

Commission in connection with the Merger. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how shareholders of the Company and Buyer should vote at the shareholders meetings to be held in connection with the Merger.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be paid by Buyer pursuant to the Merger Agreement is fair from a financial point of view to Buyer.

                                       Very truly yours,

                                       MORGAN STANLEY & CO. INCORPORATED

                                 /s/ Neil Morganbesser
                                       Neil B. Morganbesser
                                       Principal

                                                                      APPENDIX C

                                 MERRILL LYNCH
                               INVESTMENT BANKING
                    CORPORATE AND INSTITUTIONAL CLIENT GROUP
                             WORLD FINANCIAL CENTER
                                  NORTH TOWER
                         NEW YORK, NEW YORK 10281-1325
                                 (212) 449-1000

                                 August 1, 1999

Board of Directors
Chicago Title Corporation
171 North Clark Street
Chicago, IL 60601

Members of the Board:

     Chicago Title Corporation ("Chicago Title") and Fidelity National Financial, Inc. ("Fidelity") propose to enter into an Agreement and Plan of Merger (the "Agreement") to be dated as of August 1, 1999, pursuant to which Chicago Title will be merged with and into Fidelity in a transaction (the "Merger") in which each outstanding share of Chicago Title's common stock, par value $1.00 per share (the "Chicago Title Shares"), will be converted into the right to receive consideration having a value of $52.00 (unless Fidelity elects to pay the "Reduced Supplemental Consideration" as such term is defined in the Agreement, in which case the Company shall have the right to terminate the Agreement), consisting of (i) a number of shares (the "Stock Portion") of the common stock of Fidelity, par value $0.0001 per share (the "Fidelity Shares"), equal to the "Exchange Ratio," as such term is defined in the Agreement, (ii) cash in an amount equal to the lesser of (x) $26.00 or (y) (1) $52.00 less (2) the Stock Portion multiplied by the Average Fidelity Common Share Price, as such term is defined in the Agreement (the "Cash Portion"), and (iii) to the extent that the sum of (x) the product of the Stock Portion and the Average Fidelity Common Share Price and (y) the Cash Portion is less than $52.00 (the "Differential"), then an additional amount which, at the election of Fidelity, may be in the form of cash, Fidelity Shares (valued at the Average Fidelity Common Share Price), or a combination thereof, to make up the Differential (the "Supplemental Consideration"); provided, however, that if the Average Fidelity Common Share Price is less than $15.00, Fidelity may elect to pay either the Supplemental Consideration or the Reduced Supplemental Consideration. The aggregate amount of cash and Fidelity Shares to be received by the holders of Chicago Title Shares is referred to herein as the "Merger Consideration." The Merger Consideration is subject to adjustment, both as to amount and allocation between cash and the number of Fidelity Shares, as set forth in the Agreement.

     You have asked us whether, in our opinion, the Merger Consideration is fair from a financial point of view to the holders of Chicago Title Shares, other than Fidelity and its affiliates.

     In arriving at the opinion set forth below, we have, among other things:

         (1) Reviewed certain publicly available business and financial information relating to Chicago Title and Fidelity that we deemed to be relevant;

         (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Chicago Title and Fidelity, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies") furnished to us by Chicago Title and Fidelity, respectively;

         (3) Conducted discussions with members of senior management and representatives of Chicago Title and Fidelity concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

         (4) Reviewed the market prices and valuation multiples for Chicago Title Shares and Fidelity Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

         (5) Reviewed the results of operations of Chicago Title and Fidelity and compared them with those of certain publicly traded companies that we deemed to be relevant;

         (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

         (7) Participated in certain discussions and negotiations among representatives of Chicago Title and Fidelity and their financial and legal advisors;

         (8) Reviewed the potential pro forma impact of the Merger;

         (9) Reviewed a draft dated July 31, 1999 of the Agreement; and

        (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of Chicago Title or Fidelity or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of Chicago Title or Fidelity. With respect to the financial forecasts and the information regarding the Expected Synergies furnished to or discussed with us by Chicago Title and Fidelity, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of Chicago Title's or Fidelity's management as to the expected future financial performance of Chicago Title or Fidelity, as the case may be, and as to the Expected Synergies. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles, that it will qualify as a tax-free reorganization for U.S. federal income tax purposes and that it will not adversely affect the treatment for U.S. federal income tax purposes of the distribution of Chicago Title Shares by Alleghany Corporation in 1998. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to, discussed with or reviewed by or for us as of the date hereof. For the purposes of rendering this opinion, we have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, including in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement and all related documents and instruments (the "Documents") are true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents, and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have also assumed that in the course of obtaining the necessary regularly or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

     In connection with the preparation of this opinion, we have not been authorized by the Company to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of Chicago Title.

     We are acting as financial advisor to Chicago Title in connection with the Merger and will receive a fee from Chicago Title for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, Chicago Title has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory, investment banking and other services to Chicago Title and Fidelity may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade Chicago Title Shares and other securities of Chicago Title, as well as Fidelity Shares and other securities of Fidelity, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of Chicago Title. Our opinion does not address the merits of the underlying decision by Chicago Title to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger.

     We note that, under certain circumstances, the Agreement would allow Fidelity to elect to pay Reduced Supplemental Consideration. We are not expressing any opinion herein as to the fairness, from a financial point of view, of the Merger Consideration if Fidelity makes such an election. We are also not expressing any opinion herein as to the prices at which the Chicago Title Shares or the Fidelity Shares will trade following the announcement of the Merger or the prices at which the Fidelity Shares will trade following consummation of the Merger.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration is fair from a financial point of view to the holders of Chicago Title Shares, other than Fidelity and its affiliates.

                                   Very truly yours,

                                   /s/ MERRILL LYNCH, PIERCE, FENNER & SMITH
                                   INCORPORATED
                                   ---------------------------------------------
                                       MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                   INCORPORATED

                                                                      APPENDIX D

     The following is the text of Section 262 of the Delaware General Corporation Law:

     sec. 262 APPRAISAL RIGHTS -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger of consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:


          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or


          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall not be more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.


     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement will be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.


     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Fidelity's Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Fidelity's By-laws provide that it shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action (other than an action by or in the right of the corporation), has no reasonable cause to believe his or her conduct was unlawful.

     Fidelity's directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they cannot be indemnified by Fidelity.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following exhibits are filed as part of this Registration Statement.

     (a) Exhibits. The following exhibits are filed in connection with the Registration Statement of Fidelity National Financial, Inc., on Form S-4, pursuant to the requirements of Item 601 of Regulation S-K:


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  2.1     Agreement and Plan of Merger, dated as of August 1, 1999, by and between Fidelity and Chicago Title and amended as of
          October 13, 1999 (included as Appendix A to the joint proxy statement/prospectus filed herewith)
  3.1     Restated Certificate of Incorporation of Registrant
          (incorporated by reference from Exhibit 3.1 to Fidelity's
          Registration Statement on Form S-3, SEC Registration No.
          333-65837)
  3.2     Form of Certificate of Amendment to the Restated Certificate
          of Incorporation of the Registrant
  3.3     Restated Bylaws of the Registrant (incorporated by reference from Exhibit 3.2 to Fidelity's Registration Statement on
          Form S-3, SEC Registration No. 333-65837)
  3.4     Form of Amendment to the Restated Bylaws of the Registrant
  5.1     Opinion and Consent of Stradling Yocca Carlson & Rauth, a
          Professional Corporation, regarding the validity of the
          shares being registered*
  8.1     Opinion and Consent of Gibson, Dunn & Crutcher LLP,
          regarding certain U.S. federal income tax consequences of
          the merger
  8.2     Opinion and Consent of Swidler Berlin Shereff Friedman, LLP,
          regarding certain U.S. federal income tax consequences of
          the merger

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 23.1     Consent of Morgan Stanley & Co. Incorporated*
 23.2     Consent of Merrill Lynch, Pierce, Fenner & Smith
          Incorporated*
 23.3     Consent of KPMG LLP with respect to Fidelity
 23.4     Consent of KPMG LLP with respect to Chicago Title
 23.5     Consent of Stradling Yocca Carlson & Rauth, a Professional
          Corporation (included in Exhibit 5.1)*
 23.6     Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
          8.1)
 23.7     Consent of Swidler Berlin Shereff Friedman, LLP (included in
          Exhibit 8.2)
 24.1     Power of Attorney*
 99.1     Form of Proxy Card of Fidelity
 99.2     Form of Proxy Card of Chicago Title
 99.3     Form of Election by Chicago Title stockholders


-------------------------

* Previously filed.


     (b) Financial Statement Schedules.  Not Applicable

     (c) Reports, Opinions or Appraisals.  Not Applicable

ITEM 22.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Fidelity's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) (1) The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (2) Fidelity undertakes that every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities and at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Fidelity pursuant to the foregoing provisions, or otherwise, Fidelity has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Fidelity of expenses incurred or paid by a director, officer or controlling person of Fidelity in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Fidelity will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf of the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on December 27, 1999.


                                          FIDELITY NATIONAL FINANCIAL, INC.

                                          By:   /s/ WILLIAM P. FOLEY, II
                                            ------------------------------------
                                                    William P. Foley, II
                                                 Chairman of the Board and
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.



                     SIGNATURE                                  TITLE                      DATE
                     ---------                                  -----                      ----

             /s/ WILLIAM P. FOLEY, II                 Chairman of the Board and      December 27, 1999
---------------------------------------------------     Chief Executive Officer
               William P. Foley, II                       (Principal Executive
                                                                Officer)

                /s/ FRANK P. WILLEY                     President and Director       December 27, 1999
---------------------------------------------------
                  Frank P. Willey

                /s/ ALAN L. STINSON                  Executive Vice President and    December 27, 1999
---------------------------------------------------     Chief Financial Officer
                  Alan L. Stinson                         (Principal Financial
                                                         Officer and Accounting
                                                                Officer)

                         *                                     Director              December 27, 1999
---------------------------------------------------
                William A. Imparato

                         *                                     Director              December 27, 1999
---------------------------------------------------
                  Donald M. Koll

                         *                                     Director              December 27, 1999
---------------------------------------------------
                  Daniel D. Lane

                         *                                     Director              December 27, 1999
---------------------------------------------------
               General William Lyon

                         *                                     Director              December 27, 1999
---------------------------------------------------
                 J. Thomas Talbot

                         *                                     Director              December 27, 1999
---------------------------------------------------
                 Cary H. Thompson



    *By: /s/  WILLIAM P. FOLEY, II

-----------------------------------

       William P. Foley, II


         Attorney-in-fact

                               INDEX TO EXHIBITS

     The following exhibits are filed in connection with the Registration Statement of Fidelity National Financial, Inc., on Form S-4, pursuant to the requirements of Item 601 of Regulation S-K:


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  2.1     Agreement and Plan of Merger, dated as of August 1, 1999, by and between Fidelity and Chicago Title and amended as of
          October 13, 1999 (included as Appendix A to the joint proxy statement/prospectus filed herewith)
  3.1     Restated Certificate of Incorporation of Registrant
          (incorporated by reference from Exhibit 3.1 to Fidelity's
          Registration Statement on Form S-3, SEC Registration No.
          333-65837)
  3.2     Form of Certificate of Amendment to the Restated Certificate
          of Incorporation of the Registrant
  3.3     Restated Bylaws of the Registrant (incorporated by reference from Exhibit 3.2 to Fidelity's Registration Statement on
          Form S-3, SEC Registration No. 333-65837)
  3.4     Form of Amendment to the Restated Bylaws of the Registrant
  5.1     Opinion and Consent of Stradling Yocca Carlson & Rauth, a
          Professional Corporation, regarding the validity of the
          shares being registered*
  8.1     Opinion and Consent of Gibson, Dunn & Crutcher LLP,
          regarding certain U.S. federal income tax consequences of
          the merger
  8.2     Opinion and Consent of Swidler Berlin Shereff Friedman, LLP,
          regarding certain U.S. federal income tax consequences of
          the merger
 23.1     Consent of Morgan Stanley & Co. Incorporated*
 23.2     Consent of Merrill Lynch, Pierce, Fenner & Smith
          Incorporated*
 23.3     Consent of KPMG LLP with respect to Fidelity
 23.4     Consent of KPMG LLP with respect to Chicago Title
 23.5     Consent of Stradling Yocca Carlson & Rauth, a Professional
          Corporation (included in Exhibit 5.1)*
 23.6     Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
          8.1)
 23.7     Consent of Swidler Berlin Shereff Friedman, LLP (included in
          Exhibit 8.2)
 24.1     Power of Attorney*
 99.1     Form of Proxy Card of Fidelity
 99.2     Form of Proxy Card of Chicago Title
 99.3     Form of Election by Chicago Title stockholders


-------------------------

* Previously filed.